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FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK
(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

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EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this Annual Report, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this Annual Report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.	In respect of each issue of securities of Rentenbank registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.	A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2015, was EUR 27,812,741,879.

(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on pp. 152-158 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on pp. 152-158 of Exhibit (d), which is hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of Rentenbank.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2015, was EUR 8,014,290,123.

(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2015, was (in millions):

U.S. dollar		$6,080
Japanese yen	JPY	30,500
Australian dollar	AUD	1,025
Swedish Kroner	SEK	2,650
Norwegian Kroner	NOK	2,150
New Zealand dollar	NZD	75

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section – Combined Management Report”, “Financial Section – Consolidated Financial Statements – Consolidated Statement of Comprehensive Income”, “Financial Section – Consolidated Financial Statements – Cash Flow Statement”, “Financial Section – Notes to the Consolidated Financial Statements”, “Financial Section – Unconsolidated Financial Statements – Unconsolidated Income Statement”, and “Financial Section – Notes to the Unconsolidated Financial Statements”, pp. 29-65, 66-67, 70 and 71-121 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

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No foreign exchange control not previously reported was established by the government of the Federal Republic during 2015.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2015.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of the close of the last fiscal year of the Federal Republic giving the total outstanding of:

(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total amount of internal funded indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of one year or more, outstanding as of December 31, 2015, was EUR 1,082.99 billion. (Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2015 und 31. Dezember 2015, Bundesanzeiger of February 22, 2016). For information on the total debt of the Federal Republic, see “Tables and Supplementary Information – I. Direct Debt of the Federal Government – Summary”, p. G-44 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

None.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information – I. Direct Debt of the Federal Government”, pp.G-44 to G-48 of Exhibit (d), which are hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic, this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:

(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year, outstanding as of December 31, 2015 was EUR 14.18 billion. (Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2015 und 31. Dezember 2015, Bundesanzeiger of February 22, 2016).

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany – Public Finance”, pp. G-38 to G-43 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the Federal Republic during 2015.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2015.

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8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

See “The Federal Republic of Germany – Monetary and Financial System – Official Foreign Exchange Reserves”, p. G-30 of Exhibit (d), which is hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “The Federal Republic of Germany – The Economy – International Economic Relations -Balance of Trade”, p. G-24 of Exhibit (d), which is hereby incorporated by reference herein.

10.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany – The Economy – International Economic Relations -Balance of Payments”, pp. G-23 to G-24 of Exhibit (d), which is hereby incorporated by reference herein.

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This annual report comprises:

Pages numbered 1 to 9, consecutively,

The following exhibits:

Exhibit (a)	-	None.

Exhibit (b)	-	None.

Exhibit (c)	-	The latest annual budget for the Federal Republic of Germany (pp. G-38 to G-43 of Exhibit (d) hereto).

Exhibit (d)	-	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 9, 2016.

Exhibit (e)	-	Consent of Independent Auditor.

Exhibit (f)	-	Consent of the Federal Republic of Germany.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on May 9, 2016.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Dr. Horst Reinhardt
	Name:	Dr. Horst Reinhardt
	Title:	Managing Director Speaker of the Board of Managing Directors

By	/s/ Martin Middendorf
	Name:	Martin Middendorf
	Title:	Director

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EXHIBIT INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-38 to G-43 of Exhibit (d) hereto).

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 9, 2016.

(e)	Consent of Independent Auditor.

(f)	Consent of the Federal Republic of Germany.

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EXHIBIT (c)

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EXHIBIT (d)

LANDWIRTSCHAFTLICHE RENTENBANK

THE FEDERAL REPUBLIC OF GERMANY

This description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany is dated May 9, 2016, and appears as Exhibit (d) to the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the fiscal year ended December 31, 2015.

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THIS DOCUMENT (OTHERWISE AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF LANDWIRTSCHAFTLICHE RENTENBANK. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless explicitly stated otherwise, financial information relating to Landwirtschaftliche Rentenbank presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Amounts in tables may not add up due to rounding differences.

In this description, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this description, references to “U.S. dollars” or “$” are to United States dollars, references to “JPY” are to Japanese Yen, and references to “A$” are to Australian dollars.

On May 9, 2016, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1395 (EUR 0.8776 per U.S. dollar).

In this description, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “Rentenbank”, “we” or “us” refer to Landwirtschaftliche Rentenbank.

FORWARD-LOOKING STATEMENTS

This description contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

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EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission (the “SEC”) giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the periods and dates indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Year ended December 31, 2011	1.2973	1.4002	1.4875	1.2926
Year ended December 31, 2012	1.3186	1.2909	1.3463	1.2062
Year ended December 31, 2013	1.3779	1.3303	1.3816	1.2774
Year ended December 31, 2014	1.2101	1.3210	1.3927	1.2101
Year ended December 31, 2015	1.0859	1.1032	1.2015	1.0524
Quarter ended March 31, 2016	1.1390	1.1030	1.1390	1.0743

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed in U.S. dollars per €1.00, for each month from January through April 2016, as published by the Federal Reserve Bank of New York.

2016	High	Low

January	1.0964	1.0743
February	1.1362	1.0868
March	1.1390	1.0845
April	1.1441	1.1239

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic, including Rentenbank, must report to the German Central Bank (Deutsche Bundesbank), subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic if this payment exceeds €12,500 or the equivalent in a foreign currency.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s three months ended March 31, 2016. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Rentenbank expects its final, audited financial statements for 2016 to be announced at a press conference and published in April 2017.

The first quarter of 2016 was characterized by a continuing high demand for our special promotional loans. The approved volume of special promotional loans granted at particularly favorable interest rates amounted to €1,515.2 million (as compared with €1,532.9 million during the three months ended March 31, 2015).

From the total anticipated medium and long-term issue requirement of prospective €11.0 billion for 2016, Rentenbank was already able to raise €5.4 billion in the first quarter (as compared with €5.0 billion during the three months ended March 31, 2015). Issue volume, including short-term issues (except for issuance under the European commercial paper program), reached a total of €5.6 billion during the first quarter of 2016 (as compared with €5.0 billion during the three months ended March 31, 2015).

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year

March 2015	0.5	0.3
April 2015	0.0	0.5
May 2015	0.1	0.7
June 2015	-0.1	0.3
July 2015	0.2	0.2
August 2015	0.0	0.2
September 2015	-0.2	0.0
October 2015	0.0	0.3
November 2015	0.1	0.4
December 2015	-0.1	0.3
January 2016	-0.8	0.5
February 2016	0.4	0.0
March 2016	0.8	0.3

In March 2016, consumer prices in Germany rose by 0.3% compared to March 2015. The low inflation rate in March 2016 was mainly due to a 8.9% decrease in energy prices compared to March 2015. Most notably, prices for heating oil and motor fuels decreased by 28.3% and 13.5%, respectively, compared to the corresponding period in 2015. Excluding the prices of energy products, the inflation rate in March 2016 compared to March 2015 would have been 1.4%.

Food prices increased by 1.3% in March 2016 compared to March 2015. Overall, the prices of goods decreased by 1.2% in March 2016 compared to March 2015, primarily as a result of the decrease in prices of energy products. By contrast, prices for services increased by 1.6% in March 2016 compared to March 2015, mainly due to a 1.1% increase in net rents exclusive of heating expenses.

Compared to February 2016, the consumer price index increased by 0.8% in March 2016. Due especially to seasonal factors, prices for package holidays increased by 10.1%. Overall, energy prices increased by 1.0% from February 2016 to March 2016. Prices for food increased by 0.4% over the same period.

Source: Statistisches Bundesamt, Consumer prices in March 2016: +0.3% on March 2015, press release of April 12, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/04/PE16_130_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)

March 2015	4.8	4.8
April 2015	4.9	4.7
May 2015	4.5	4.7
June 2015	4.6	4.7
July 2015	4.6	4.6
August 2015	4.3	4.6
September 2015	4.3	4.5
October 2015	4.4	4.5
November 2015	4.5	4.4
December 2015	4.5	4.4
January 2016	4.3	4.3
February 2016	4.6	4.3
March 2016	4.5	4.2

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 530,000 persons, or 1.2%, from March 2015 to March 2016. Compared to February 2016, the number of employed persons in March 2016 increased by approximately 44,000, after adjustment for seasonal fluctuations.

In March 2016, the number of unemployed persons decreased by approximately 137,000, or 6.4%, compared to March 2015. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in March 2016 decreased by 1.1% to 1.80 million compared to February 2016.

Sources: Statistisches Bundesamt, March 2016: employment up 1.2% on a year earlier, press release of April 28, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/04/PE16_145_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)

Item	January to February 2016	January to February 2015

Trade in goods, including supplementary trade items	35.6	35.3
Services	-3.2	-3.3
Primary income	11.5	10.9
Secondary income	-9.7	-11.7
Current account	34.2	31.2

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in February 2016: +4.1% on February 2015, press release of April 8, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/04/PE16_126_51.html).

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LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches. Rentenbank is registered with the Commercial Register of the Local Court of Frankfurt am Main under HRA 30636.

Our activities and governance structure are regulated by our governing law and our statutes. Under the governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fishing) and the development of rural areas through the extension of credit for:

•	the agriculture industry, including forestry, horticulture and fishing and the upstream and downstream areas;

•	the sale and warehousing of agricultural and food products;

•	agriculture-related environmental protection, the promotion of renewable energies and renewable raw materials from agriculture, the expansion of ecological farming and the protection of animals within the agricultural industry;

•	the improvement of infrastructure in predominantly rural areas; and

•	agriculture-related consumer protection.

Rentenbank’s governing law (Gesetz über die Landwirtschaftliche Rentenbank) was amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturierungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities in connection with the understanding reached on March 1, 2002, between the Federal Government and the Commission of the European Union on the treatment of state guarantees for federal development banks. See “— Relationship with the Federal Government — Understanding with the European Commission”.

In 2009, Rentenbank’s governing law was amended twice. Effective as of March 26, 2009 Article 4 of the Act on the further development of the German covered bond law dated March 20, 2009 (Gesetz zur Fortentwicklung des Pfandbriefrechts vom 20. März 2009) deleted in particular all provisions relating to a potential insolvency of Rentenbank since insolvency proceedings are inconsistent with the principles of Anstaltslast. See “— Relationship with the Federal Government — Institutional Liability (Anstaltslast)”.

Furthermore, Rentenbank’s governing law was amended by Article 8 of the Act on the Implementation of Supervisory Provisions of the Payment Services Directive (Gesetz zur Umsetzung der aufsichtsrechtlichen Vorschriften der Zahlungsdiensterichtlinie) dated June 25, 2009. Effective as of October 31, 2009, the language of our governing law was adapted to the language of the directive but did not have any impact on our legal status or permissible activities.

Moreover, Rentenbank’s governing law was amended by Article 4 of the statute implementing the Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms and adapting supervisory laws to Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (Gesetz zur Umsetzung der Richtlinie 2013/36/EU über den Zugang zur Tätigkeit von Kreditinstituten und die Beaufsichtigung von Kreditinstituten und Wertpapierfirmen und zur Anpassung des Aufsichtsrechts an die Verordnung (EU) Nr. 575/2013 über die Aufsichtsanforderungen an Kreditinstitute und Wertpapierfirmen; the “CRD IV Umsetzungsgesetz”) dated August 28, 2013. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of January 1, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly

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guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “— Relationship with the Federal Government — Guarantee of the Federal Republic”.

Finally, effective as of November 6, 2015, Section 16 of Rentenbank’s governing law was amended by Article 3 of the Act dated November 2, 2015 in order to clarify that Rentenbank shall not be subject to insolvency proceedings.

Rentenbank’s statutes (Satzung) were amended and restated, effective as of March 27, 2014, principally to reflect changes in the German Banking Act (Gesetz über die Kreditwesen) based on the CRD IV Umsetzungsgesetz.

We extend credit to German and other public and private sector banks in the European Union and Norway which are active in the financing of the agricultural sector, the food industry and rural areas both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German federal states (Bundesländer), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic.

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2015, Rentenbank had total consolidated assets of approximately €93.3 billion. Under German law, we prepare financial statements on both a consolidated and an unconsolidated basis. Throughout this description, when we discuss our financial information, we are referring to our consolidated financial information unless we note otherwise. For more information on our unconsolidated statements, see our unconsolidated financial statements and the notes thereto beginning on page 115.

Our registered office and headquarters are located at Hochstrasse 2, 60313 Frankfurt am Main, Germany, and our telephone number is 011-49-69-2107-0.

Relationship with the Federal Government

Rentenbank has no shareholders and Germany’s federal parliament exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food and Agriculture which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal parliament.

Guarantee of the Federal Republic

Our governing law was amended with effect from January 1, 2014 to provide expressly that the Federal Republic guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (Law Governing Landwirtschaftliche Rentenbank, Section 1a). Under the Guarantee of the Federal Republic, if Rentenbank fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by Rentenbank, or if Rentenbank fails to make any payment required to be made under Rentenbank’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic will rank equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by Rentenbank or issued under Rentenbank’s guarantee will be able to enforce this obligation directly against the Federal Republic without first having to take legal action against Rentenbank. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to Rentenbank with respect to the obligations covered.

The Guarantee of the Federal Republic does not affect the obligations of the Federal Republic towards Rentenbank pursuant to the existing institutional liability (Anstaltslast).

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Institutional Liability (Anstaltslast)

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

•	safeguard the economic basis of Rentenbank;

•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and

•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due, including our securities or our guarantee of any securities if a substitute obligor is substituted for Rentenbank.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations, including our publicly issued debt securities, or our guarantee of debt securities should a substitute obligor be substituted for Rentenbank, are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

The Federal Republic implemented Directive 2014/59/EU of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms through the Statute on Recovery and Resolution of Credit Institutions and Investment Firms (Gesetz zur Sanierung und Abwicklung von Instituten und Finanzgruppen; “SAG”). The SAG contains regulations regarding the restructuring and resolution of institutions. The regulations concerning the participation of holders of relevant capital instruments and creditors in the resolution or recapitalization of an institution (“Bail-in”) is an essential element of the SAG. In principle, all CRR-credit institutions fall within the scope of the Bail-in regulations of the SAG, provided that the continued existence of the respective institution is endangered. However, due to the Anstaltslast and the Guarantee of the Federal Republic, the going concern of Rentenbank and the fulfilment of its obligations are ensured. As a consequence of this liability mechanism, Section 16 para. 1 sentence 1 of Rentenbank’s governing law explicitly states that insolvency proceedings with respect to the Issuer’s assets are inadmissible. According to Section 99(8) of SAG this liability mechanism will not be affected by Bail-in procedures. Therefore, holders of securities issued by Rentenbank or issued under Rentenbank’s guarantee will still be able to enforce obligations directly against the Federal Republic.

Understanding with the European Commission

On March, 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the understanding, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises, infrastructure, environment-friendly investment, housing as well as co-operation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legally independent subsidiaries without state support.

With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

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Supervision by the Federal Government

Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Board of Managing Directors with supervision by our Board of Supervisory Directors, the Federal Republic exercises supervision through the Federal Ministry of Food and Agriculture (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Board of Supervisory Directors meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

We are also subject to supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht; “BaFin”) under the German Banking Act (Gesetz über das Kreditwesen). See “Supervision and Regulation” and “The Federal Republic of Germany — Financial Supervision Authority”.

Due to new regulations within the Single Supervisory Mechanism (SSM) effective as of November 4, 2014, significant credit institutions are also directly supervised and regulated by the European Central Bank (Europäische Zentralbank; “ECB”). We are classified as a significant credit institution because of the total value of our assets. The supervision under the SSM comprises the ECB and BaFin as the national competent authority. Under its new role, ECB is responsible for specific regulations such as own funds and risk management rules as stipulated in CRD IV. See also “— Supervision and Regulation — Regulatory changes in the banking sector on EU level”.

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BUSINESS

Our principal business is providing loans and other types of financing for the German agricultural and forestry sectors, wine growing and horticulture sectors as well as in aquaculture and fish farming. Funds are also provided for projects in the food industry and other upstream and downstream companies as well as investments in renewable energies and projects for rural development. The principal purpose of loans granted is the promotion of agriculture and agri-business. We do so primarily by extending credit to German private and public sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to our governing law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates and companies, German regional state governments and specific agencies of the Federal Republic, our policy is to lend almost exclusively to financial institutions.

Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fishing. This sector includes end-borrowers engaged in all types of agriculture production, forestry, horticulture and fishing. It also includes end-borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry, aquaculture and fish farming as well as commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).

•	Food Industry. Eligible end-borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and food wholesale.

•	Renewable Energies. This sector includes businesses involved in the production of power, heat or fuel based on biomass, including biogas-production and biomass-fuel-production. This sector also covers lending for photovoltaic or wind farms, if the borrowers are closely linked to agriculture, forestry, horticulture, fishing or the food industry. This moreover includes civic engagement in the production of wind power.

•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, broadband internet connections, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural communities. As a rule, eligible projects must be in communities with populations of fewer than 50,000 persons.

Although we provide credit to banks which make loans to end-borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

Loans to Banks and Customers

We extend credit by making traditional loans and by purchasing the debt securities of German or other European banks or German federal states (Bundesländer). Our traditional loan portfolio consists primarily of special promotional loans and accounted for 64.6% of our loan portfolio at December 31, 2015. For a further description of our traditional lending activities, see “— Loan Portfolio” below.

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New Business

The following table shows the notional amount of our new loan commitments, on a consolidated basis:

	For the Year Ended December 31,

	2015	2014

	(EUR in millions)
Loan commitments(1):	12,031	9,912
Standard promotional loans	3,192	2,002
Special promotional loans	7,807	6,858
Renewals	1,032	1,053
Securities	2,604	2,419

Total extensions of credit	14,635	12,331

(1)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

The following table shows, on a consolidated basis, the special promotional loans and standard promotional loans portion of our loan portfolio for agriculture at December 31, 2015 and 2014.

	At December 31,

	2015	2014

	(EUR in millions)
Special promotional loans	39,942	36,729
Standard promotional loans	21,896	20,209

Total	61,838	56,938

The following table provides, on a consolidated basis, a breakdown of our loan portfolio according to maturity at December 31, 2015 and 2014.

	At December 31,

	2015	2014

	(EUR in millions)
Loans to Financial Institutions:
Long-term (five years or more)	33,262	30,275
Medium-term (between one year and five years)	15,442	16,281
Short-term (less than one year)	6,753	4,852
Direct Loans:
Long-term (five years or more)	4,528	2,974
Medium-term (between one year and five years)	1,374	1,614
Short-term (less than one year)	479	942

Total	61,838	56,938

Our portfolio of traditional loans consists primarily of special promotional loans and medium- and long-term standard promotional loans. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2015, totaled €61.8 billion, an increase of 8.6% from €56.9 billion at December 31, 2014. At December 31, 2015, this loan portfolio represented 66.3% of our total assets.

Our special promotional loans accounted for 64.6% of our loan portfolio at the end of 2015 compared with 64.5% of our loan portfolio at the end of 2014. They are composed almost exclusively of secured loans to German public sector and private sector banks. These medium- and long-term loans are made to banks which loan the proceeds to end-borrowers who meet the qualifications under one of our special promotional loans designed to further agriculture-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to the end-borrower are generally more favorable to the end-borrower than would otherwise be commercially obtainable.

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Our standard promotional loans accounted for 35.4% of our loan portfolio at December 31, 2015, compared with 35.5% of our loan portfolio at December 31, 2014. It is mainly composed of secured and unsecured loans to German public sector and private sector banks as well as to banks in the European Union and Norway. Landesförderinstitute, federal state development banks established by the different German Federal States (Bundesländer), Sparkassen, a type of public sector savings banks, and Landesbanken, public sector universal banks, are the principal German public sector banks to which we lend. Landesförderinstitute still benefit from institutional liability (Anstaltslast) of the different German Federal States (Bundesländer). Sparkassen and Landesbanken originally benefited from an explicit statutory guarantee (Gewährträgerhaftung) of their founders (typically local or regional German governments). According to the understanding dated July 17, 2001, between representatives of the Federal Republic and the Commission of the European Union on transitional rules with respect to state guarantees for Landesbanken and Sparkassen, Gewährträgerhaftung was abolished after a four year transitional period that lasted until July 18, 2005, and the Anstaltslast was replaced by a “normal commercial relationship” between the owners and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001, are covered by Gewährträgerhaftung until they mature. During the transitional period through July 18, 2005, the system of Anstaltslast and Gewährträgerhaftung could be maintained in their then-current form at that time. After this transitional period, any liability that still existed and was created after July 18, 2001, continues to be covered by Gewährträgerhaftung, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank. See “General — Relationship with the Federal Government”.

Generally, once a financial institution has qualified to be a borrower of our standard promotional loans, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “— Eligibility of Financial Institutions” below.

Standard Promotional Loans

Borrowing terms on standard promotional loans are negotiated with each bank and reflect, among other things, an evaluation of the borrower’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the borrowing bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 1,200 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “– Credit Analysis”.

At December 31, 2015, approximately 16.9% of our notional loan portfolio amount was unsecured, as compared with 18.4% of our notional loan portfolio at December 31, 2014. Unsecured loans to German and other private sector banks in the European Union and Norway are made only after a thorough review of the borrowing bank’s creditworthiness.

We also make standard promotional loans to and buy bonds issued by private and public sector banks located in other European countries as well as in Canada and Australia. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country into which we lend. Finally, we make standard promotional loans to German federal states by purchasing promissory notes (Schuldscheine) or bonds issued by such states.

Short-Term Standard Promotional Loans

Short-term loans are granted to both financial institutions and non-financial institutions. The bulk of our standard promotional lending consists of loans made to banks and other financial institutions in the wholesale markets.

Special Promotional Loans

Special promotional loans are extended under programs designed to further specific policy goals defined by our Board of Supervisory Directors. In addition, we administer other loan programs on behalf of the Federal Republic and some German federal states (Bundesländer). Borrowers must meet the defined requirements to borrow under one of these programs. Unlike our standard promotional loans, under these special promotional loan programs we review the end-borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the end-borrower.

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Through the following special promotional loans, we reduce the interest rates of our loans to specific groups in order to further our promotional objectives. In November 2008, these special promotional loans were subject to a significant restructuring. The structure of the special promotional loan programs allows us the promotion along the entire food value chain. Loans are generally limited to €10 million per business per year. Included are loans issued by some federal states’ development banks which use liquidity facilities for specific promotional purposes in their respective federal state. The global loans provided are used for the comprehensive refinancing of loan programs of the individual federal states intended for the promotion of the agricultural business and rural areas. These programs are (1) set up by the federal state development banks and primarily include the financing of local structural measures, residential construction and wastewater plants or (2) are promotional loan programs with added value (e.g. lower interest rate) on behalf of the development bank. The federal state development banks are either guaranteed by law by the respective federal state or receive a loan guarantee explicitly issued.

•	Special promotional loan line for financings in agriculture, aquaculture and fish farming: Under these programs, we finance medium- and long-term loans to individual end-borrowers who (1) lease or own farms, produce (2) agricultural products or (3) fishery products. These loans are offered to purchase or modernize new farm or fishery equipment and buildings, to purchase new land or an existing farming or fishing operation. They can also be used for operating resources. To qualify for the particularly low interest rates, they are (a) up to 40 years of age or (b) invest in the conservation of natural resources such as investments in energy efficiency, organic farming as well as measures to improve animal welfare and consumer protection. Approximately 40.5% of new business in special promotional loans made during the year ended December 31, 2015, were of this type;

•	Special promotional loan lines for financing in agribusiness: To further strengthen the agricultural businesses we offer loans to upstream and downstream enterprises along the entire value chain in the agricultural sector and the food industry. As such custom farming, seed production as well as milk processing and the retail of agricultural products are favored target groups. Loans at particularly low interest rates are offered for the conservation of natural resources including energy saving, water pollution control, the use of alternative power or investments in direct marketing of agricultural products. Approximately 10.2% of new business in special promotional loans made during the year ended December 31, 2015, were of this type;

•	Special promotional loan line for financings in renewable energies: Investments by agricultural or agribusiness enterprises in renewable energies are promoted by this program. This includes wind and water power and the use of biomass for energy production such as biogas plants and combined heat and power plants. This also includes investments in wind energy by local citizens and farmers. Approximately 19.4% of new business in special promotional loans made during the year ended December 31, 2015, were of this type;

•	Special promotional loan line for financings in rural development: Under these programs, we make available medium- and long-term loans to (1) private individuals and private organizations for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans are also granted (2) to rural municipalities and enterprises in rural areas for infrastructure development projects. The use of loan proceeds is restricted to improvements of local infrastructures such as the construction of waste treatment facilities, road construction, providing broadband internet connections, the development of regional tourism through the construction of lodgings, parks, harbors, campgrounds, local restaurants and public baths and only for municipalities the enhancement of community services such as day care centers, fire protection, medical clinics and energy supply. Approximately 4.4% of new business in special promotional loans made during the year ended December 31, 2015, were of this type; and

•	Special promotional loans on behalf of the Federal Republic and the German federal states (Bundesländer): For further cooperation with the federal states see “— Activities on Behalf of the Federal Republic and Federal State (Bundesländer) Governments”. These programs account for approximately 25.5% of new business in special promotional loans made during

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the year ended December 31, 2015. It is mainly driven by our business with promotional banks of the federal states which is focused on rural development.

Although we review the applications and the eligibility of the end-borrower, special promotional loans are disbursed through local banks or other financial institutions that identify potentially qualified borrowers under one of our loan programs. Participating financial intermediaries earn a fixed interest margin set by the German risk adjusted pricing model (Risikogerechtes Zinssystem; RGZS), currently 1.00% p.a. up to 7.40% p.a. according to the credit rating of the end-borrower and/or the value of collateral provided, on loans extended these loan programs. Special promotional loans have maturities of four to more than 20 years and, in the case of loans of more than ten years, usually include an adjustable interest rate mechanism whereby we reset the interest rate after ten years. Unlike standard promotional loans, special promotional loans have been secured by both an assignment of the underlying loan and the creation in favor of Rentenbank of a security interest in the loan collateral or mortgage. Since April 1, 2001, new special promotional loans have been secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

Consistent with our purpose of providing financing to the agricultural sector, the food industry and rural development, we select financial institutions to which we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential borrowers, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential borrowers.

Under our special promotional loans, we review the applications of the end-borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks to which we lend. For a further description of our special promotional loans, see “— Special Promotional Loans” above.

Securities Portfolio

In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other banks in Europe, Canada and Australia. The guidelines for our securitized promotional business portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishing industry and rural development in Germany, EU countries and Norway, in the context of our securitized promotional business we purchase the debt securities of financial institutions active in these areas. Debt securities issued by banks in Switzerland, Canada and Australia can only be purchased for treasury management purposes or investment of own funds. At December 31, 2015, the securities portfolio accounted for 21.2% of total assets, as compared with 24.3% at December 31, 2014. Of our portfolio of debt securities, at December 31, 2015, 6.6% were issued by public issuers, compared to 6.7% at December 31, 2014.

The following table shows the aggregate carrying amount of our securities portfolio on a consolidated basis at December 31, 2015 and 2014.

Securities Portfolio

	At December 31,

	2015	2014

	(EUR in millions)
From public issuers	1,300	1,447
From other issuers	18,493	20,135

Total securities	19,793	21,582

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Subsidiaries

We hold interests in two affiliated companies: LR Beteiligungsgesellschaft mbH (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”). LRB is a holding company that owns equity interests in DSV. We own 100% of LRB’s outstanding capital. At December 31, 2015, LRB had total assets of €122.7 million according to the annual financial statements prepared in accordance with German commercial law.

DSV is a holding company that owns equity interests in Getreide-Import-Gesellschaft mbH, Frankfurt am Main. LRB owns 100% of DSV’s outstanding capital. At December 31, 2015, DSV had total assets of €12.8 million according to the annual financial statements prepared in accordance with German commercial law.

Activities on Behalf of the Federal Republic and Federal State (Bundesländer) Governments

Our governing law requires us to allocate at least one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special purpose fund (Zweckvermögen) that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We administer this fund as trustee for the Federal Republic. We issue loans or grants from this fund as instructed by the Federal Minister for Food, Agriculture and Consumer Protection. These are granted for innovative research and development projects in the agricultural sector. Up to one-half of our remaining net income is allocated to a promotional fund (Förderungsfonds) the disbursement of which is determined by the General Meeting.

We also act on behalf of a number of different federal states (Bundesländer) and the Federal Republic in administering other sponsored loan programs. We provide interest subsidy products for a number of German federal states. Since 1991, for example, we have operated the promotional lending activities of the Free State of Thuringia. We issue default guarantees in the context of the investment assistance programs for the agricultural sector (Agrarinvestitionsförderungsprogramm; AFP) of the federal state of Hesse and the Free State of Thuringia, and are granted back-to-back guarantees by these federal states for this purpose. Furthermore, we continue to manage loans for the Federal Government for the financing of resettlement, building measures for old farms and the purchase of land, which were granted before the Joint Task for the Improvement of Agricultural Structures and Coastal Protection (Gemeinschaftsaufgabe “Verbesserung der Agrarstruktur und des Küstenschutzes”) came into force in 1973. Due to the financial crisis and low prices for agricultural products the federal government together with the federal states and Rentenbank set up special promotional loans for agricultural enterprises to provide liquidity. These special promotional loans involved federal and in some federal states also state subsidies to support farmers with even lower interest rates. The lending volume of these special promotional loans is included in “— Special promotional loan line for financings in agriculture”. Besides our special promotional loan programs for investments in infrastructure of rural municipalities we also promote rural development by offering global loans to the promotional banks of the federal states.

Sources of Funds

Our principal sources of funds are:

•	borrowings in the interbank market from counterparties in countries of the Organization for Economic Cooperation and Development (“OECD”) and issuances of commercial paper as well as repo business with EUREX;

•	the participation in open market transactions and standing facilities within the European System of Central Banks (“ESCB”); and

•	issuances of loans, registered bonds and notes, bearer bonds and notes, promissory notes and other types of debentures for short- to long-term funding purposes.

Rentenbank is an active participant in the interbank market. Borrowings are limited to banks domiciled in countries of the OECD. Maturities range from overnight money to 12 months deposits. Furthermore, we obtain short-term funding by issuance under our €20 billion Euro Commercial Paper Program. This issuing program enables us to issue notes on a discounted, compounded or index basis with maturities from 1 day up to 364 days which are mainly placed with international institutional investors.

The participation in open market transactions and the standing facilities within the ESCB gives us access to a range of additional instruments to manage short-term liquidity. We can obtain short-term funds by

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participating in the main refinancing operation, the longer-term refinancing operation, fine-tuning operations or by borrowing overnight funds under the marginal lending facility. Our access to these funds is limited by the borrowing value of available collateral in our account with the German Central Bank (Deutsche Bundesbank).

We also obtain funding in the international capital markets, both through various issuing programs and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programs include a €60 billion Euro Medium Term Note Programme and an AUD 15 billion Australian Dollar Domestic Medium-Term Note Program. We also have shelf registration statement in Japan for primary offerings (Samurais) and secondary offerings (Uridashis), and a shelf registration statement in the United States for debt securities. Issuances of promissory notes and international loans complement our funding instruments.

The international capital markets continue to represent the most important source of financing for us. In the year ended December 31, 2015, we issued the equivalent of € 7.5 billion of Euro Medium-Term Notes, € 2.2 billion of AUD-Medium-Term Notes and approximately € 3.0 billion of SEC registered debt securities. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. On very few occasions, we have invested foreign currency proceeds in securities or other assets denominated in the same currency as the relevant debt obligation. See “— Risk Management and Derivatives” below.

Until the end of 2006, Rentenbank has issued secured debt instruments which were placed predominantly with domestic investors. These issues were 10 per cent risk-weighted for bank capital adequacy purposes. With the introduction of the zero per cent risk-weighting — down from 20 per cent under Basel I guidelines — for Rentenbank in Germany and the other European Union countries through the consolidated EU Banking directive and the German solvency ordinance as per January 2007. Furthermore under the Credit Risk Standardized Approach of the Capital Requirement Regulation banks in Germany and other EU countries do not have to hold capital for claims on Rentenbank. Given the explicit guarantee provided by the Federal Republic of Germany on January 1, 2014, this rule also applies in many countries outside the EU.With respect to the domestic and international capital markets, the following table shows our consolidated sources of funds based on the carrying amount and, categorized by type of instrument, during each of the years indicated. We classify almost all instruments issued in the international capital markets as unsecured bearer bonds.

	At December 31,

	2015	2014

	(EUR in millions)
International Loans / Promissory notes	2,764.0	2,584.4
Registered bonds (Namensschuldverschreibungen)	4,187.5	4,575.0
Bearer bonds:
Secured	0.0	0.0
Unsecured*	72,087.2	69,691.6

Total	79,038.7	76,851.0

* Includes SEC registered bonds and bonds offered and sold pursuant to Rule 144A under the Securities Act, and registered bonds issued under the Euro Medium Term Note Programme and the Australian Dollar Domestic Medium-Term Note Program.

Liabilities to Customers

Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See “— Sources of Funds” above for a description of our funding activities related to debt securities and our liabilities to banks. Approximately 82.0% of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German federal states, or Bundesländer, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

Risk Management and Derivatives

Our treasury division has responsibility for our market price and liquidity risk management system and is overseen directly by the Board of Managing Directors. The treasury department applies for and the Board of Managing Directors determines market and liquidity risk exposure limits. Daily reports are generated by the risk control unit, which analyzes whether our money market, loan and securities portfolios are within market

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and liquidity risk limits prescribed by the Board of Managing Directors. The market risk report analyzes the effect on our trading, liquidity and credit portfolio of a putative 40 basis points upward shift of the yield curve and must be acknowledged daily by the treasury division and a member of the Board of Managing Directors. With respect to liquidity risk, our daily liquidity deficit is never greater than the amount of our eligible collateral with Eurex Clearing AG and with German Central Bank (Deutsche Bundesbank). The Financial Institutions division applies for, and the board approves, the counterparty credit limits for derivatives. Credit risk, including counter-party credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “— Standard Promotional Loans”.

We use derivatives exclusively as hedging instruments for existing or expected market price risks on the basis of micro or macro hedges. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets and liabilities. To minimize credit risk due to fair value volatility we negotiated credit support annexes with every derivative counterparty. No derivative activities are undertaken on behalf of clients. Risks are analyzed in accordance with the German Banking Act which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

Pursuant to the German Banking Act we are obliged to maintain an adequate risk management which needs to ensure that the risk load capacity for credit, market-price, liquidity and operational risks are covered at all times. Based on our calculations our total capital permanently exceeds our risk profile.

Credit Analysis

We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether we can provide funds based on the applicable laws and regulations that govern Rentenbank.

An application for credit and creditworthiness is judged on the basis of our own credit analysis and supported by a diverse set of documents such as business reports and ratings. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Currency Risk

As of December 31, 2015, a notional amount of €0.0 billion of liabilities to banks, €0.2 billion of liabilities to customers, €49.1 billion of securitized liabilities and €0.4 billion of subordinated liabilities were denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have eliminated currency risk by swapping the cash-flows from foreign denominated non-derivative issues virtually exclusively into euro through so-called cross-currency swaps, or, in the case of commercial paper, FX-swaps.

As of December 31, 2015, a notional amount of €0.0 billion of loans and advances to banks and €4.2 billion of financial investments were denominated in a currency other than euro. Those assets were either swapped into euro or re-financed in the respective currency.

Liquidity Management

We manage our liquidity based on a projection of all future cash flows. Each day, we calculate the projected net liquidity balance for each day of the coming two years. Instruments available for managing the short-term liquidity position are interbank funds, collateralized money market funding, ECP placements, and open-market transactions with the German Central Bank (Deutsche Bundesbank).

Our cash reserves consist of cash in hand and the balance of our central clearing account with the German Central Bank (Deutsche Bundesbank) which reflects our obligation to hold minimum reserves in line with the requirements of the European Central Bank.

Impact of Climate Change on Rentenbank’s Business Activities

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the earth’s atmosphere. Pursuant to certain studies, this may have serious effects on the agriculture industry worldwide, but rather positive effects for agriculture

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businesses located in Germany, at least compared to those located in other regions of the world. Since our ultimate borrowers’ agriculture businesses are located in Germany, we do not believe that there will be any material adverse effects on our lending operations and financial or competitive positions.

In Germany, existing and proposed environmental laws and regulations aim at supporting environmentally friendly technology and procedures. An important law in this context is the German Renewable Energy Act (Erneuerbare-Energien-Gesetz), which promotes the development of renewable energy sources, such as the production of energy from biomass and the use of solar energy, by providing for financial contributions to energy producers. Our ultimate borrowers have increasingly used our lending services in order to invest in such renewable energy sources.

We cannot predict the ultimate effect future climate change legislation and regulation could have on our borrowers’ businesses. However, since many are investing in environmentally friendly technology and procedures, we believe that they will be positively or at least less adversely impacted by potential future environmental laws and regulations as compared to businesses using or investing in traditional energy sources.

CAPITALIZATION

The following table shows Rentenbank’s consolidated capitalization based on the carrying amount as of December 31, 2015. Long-term debt includes all borrowings and bonds issued with remaining maturities in excess of one year.

As of December 31, 2015

(EUR in millions)(1)

Long-term debt from:
Banks	2,452
Other lenders	3,834

Total long-term borrowings	6,286

Bonds	54,529

Total long-term debt	54,529

Subordinated liabilities	725

Total subordinated liabilities	725

Equity:
Subscribed capital	135
Reserves(2)	3,489
Revaluation Reserve	62

Total equity	3,686

Total capitalization	65,226

(1)	On May 9, 2016, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1395 (EUR 0.8776 per U.S. dollar).
(2)	Includes principal reserve, guarantee reserve, other reserves, differences from capital consolidation and net profit for the year.

As of December 31, 2015, Rentenbank’s Total Capital Ratio amounted to 23.2% and the Core Capital (or Tier I) ratio amounted to 20.2%. As in the prior year, Rentenbank met the regulatory requirements at all times in the reporting year. For a discussion of capital adequacy requirements under the German Banking Act, see “Supervision and Regulation — Capital Adequacy Requirements”.

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MANAGEMENT

Pursuant to our governing law we have three principal governing bodies: the Board of Managing Directors (Vorstand), the Board of Supervisory Directors (Verwaltungsrat) and the General Meeting (Anstaltsversammlung). The business address of each of the members of the Board of Managing Directors and the Board of Supervisory Directors named below is Hochstrasse 2, 60313 Frankfurt am Main, Federal Republic of Germany.

Board of Managing Directors

The Board of Managing Directors is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the governing law and represents us in dealings with third parties and the judiciary. According to our statutes, the Board of Managing Directors is required to deliver to the Board of Supervisory Directors on a quarterly basis a written report on the business and financial condition of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Board of Supervisory Directors, the Board of Managing Directors is required to report quarterly to the risk committee (Risikoausschuss) of the Board of Supervisory Directors regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

The Board of Managing Directors is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Board of Supervisory Directors by a two-thirds majority. The appointment of members of the Board of Managing Directors requires the prior approval of the Supervising Authority.

The members of the Board of Managing Directors are:

Dipl.-Volksw. Dr. Horst Reinhardt (Speaker) Dipl.-Kfm. Hans Bernhardt Dipl.-Kff. Imke Ettori

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Managing Directors to Rentenbank and such member’s private interests or other duties.

Board of Supervisory Directors

The Board of Supervisory Directors supervises, and appoints members to and is entitled to remove members from, the Board of Managing Directors. It may issue general and specific instructions to the Board of Managing Directors. In particular, the Board of Supervisory Directors approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the governing law. Furthermore, the Board of Supervisory Directors adopts and may amend Rentenbank’s statutes (Satzung) with the approval of the Supervising Authority. In addition, the following actions require the approval of the Board of Supervisory Directors: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the administrative committee of the Board of Supervisory Directors (Verwaltungsausschuss), and the issuance of pension guidelines. The Board of Supervisory Directors must meet at least semi-annually.

The Board of Supervisory Directors may delegate certain authorities to committees thereof. Rentenbank’s statutes require the Board of Supervisory Directors to form an administrative committee concerned with legal and administrative matters, a risk committee (Risikoausschuss) concerned with the risk tolerance and risk strategy of Rentenbank, an audit committee (Prüfungsausschuss) concerned with financial and accounting matters, and an expert committee (Fachausschuss) concerned with the allocation of retained earnings.

The Board of Supervisory Directors has 18 members, one of whom is the Federal Minister of Food and Agriculture. Eight of the members of the Board of Supervisory Directors represent agricultural and food organizations, six of whom are appointed by the not-for-profit German Farmers’ Association (Deutscher Bauernverband e.V.), one of whom is appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further, three members are ministers of agriculture of various German federal states (Bundesländer), one member each represents the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of

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Finance. One member represents the not-for-profit trade unions. Finally, three members are elected as representatives of credit institutions or other credit experts.

The following is a list of the members of the current Board of Supervisory Directors:

Chairman:	Joachim Rukwied, Präsident, Deutscher Bauernverband e.V., Berlin

Deputy Chairman:	Christian Schmidt, MdB, Bundesminister für Ernährung und Landwirtschaft Berlin

Representatives of the not-for-profit agricultural and food organisations:	Bernhard Krüsken, Generalsekretär, Deutscher Bauernverband e.V., Berlin

Udo Folgart, Präsident, Landesbauernverband Brandenburg e. V., Teltow/Ruhlsdorf

Werner Schwarz, Präsident, Schleswig-Holsteinischer Bauernverband e.V., Rendsburg

Brigitte Scherb, Präsidentin, Deutscher LandFrauenverband e.V., Berlin

Werner Hilse, Präsident, Landvolk Niedersachsen Landesbauernverband e.V., Hannover

Representative of the not-for-profit Farmers’ Mutual Savings Institution:	Manfred Nüssel, Präsident, Deutscher Raiffeisenverband e.V., Berlin

Representative of the Food Industry:	Konrad Weiterer, Präsident, Bundesverband der Agrargewerblichen Wirtschaft e. V., Berlin

State Ministers of Agriculture or their permanent official representatives:(1)

Baden-Württemberg	Wolfgang Reimer, Amtschef des Ministeriums für Ländlichen Raum und Verbraucherschutz, Stuttgart

Hamburg	Dr. Rolf Bösinger, Staatsrat der Behörde für Wirtschaft, Verkehr und Innovationen, Hamburg

Thuringia	Birgit Keller, Ministerin für Infrastruktur und Landwirtschaft, Erfurt

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Representative of the not-for-profit Trade Unions:	Harald Schaum, Stellvertretender Bundesvorsitzender, IG Bauen-Agrar-Umwelt, Frankfurt / Main

Representative of the Ministry of Food, Agriculture and Consumer Protection:	Dr. Robert Kloos, Staatssekretär, Bundesministerium für Ernährung und Landwirtschaft, Berlin

Representative of the Ministry of Finance:	Dr. Marcus Pleyer, Ministerialdirigent, Bundesministerium der Finanzen, Berlin

Elected Specialists:	Michael Reuther, Mitglied des Vorstandes, Commerzbank AG, Frankfurt / Main

Dr. Caroline Toffel, Mitglied des Vorstandes, Kieler Volksbank eG, Kiel

Georg Fahrenschon, Präsident, Deutscher Sparkassen- und Giroverband e.V., Berlin

(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on Rentenbank’s Board of Supervisory Directors.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Supervisory Directors to Rentenbank and such member’s private interests or other duties.

General Meeting

The General Meeting advises Rentenbank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with our governing law. The General Meeting receives reports of the Board of Managing Directors on our business activities and of the Board of Supervisory Directors on resolutions adopted by the Board of Supervisory Directors. According to our governing law, each year a General Meeting must be held.

The General Meeting consists of 28 members representing owners and lessees of land subject to our land charges. The German federal states (Bundesländer) of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-Western Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the federal states of Berlin, Bremen, Hamburg and Saarland each appoint one member.

Corporate Governance

In November, 2004 the Board of Supervisory Directors approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Board of Managing Directors and the Board of Supervisory Directors, transparency and disclosure obligations and accounting and audit. Compliance with the German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

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In 2007, the corporate governance principles were updated and a declaration of conformity (Entsprechenserklärung) was published for the first time on our website (www.rentenbank.de).

Rentenbank adopted the Public Corporate Governance Kodex des Bundes (PCGC, as of June 30, 2009), as promulgated by the German federal government, by resolution of the Board of Supervisory Directors dated July 16, 2009. The PCGC is mainly addressed to companies that are legal entities under private law. However, unless legal provisions (such as the Rentenbank law) require otherwise, application of the Code is also recommended for companies that are legal entities under public law. Rentenbank is a public law institution directly accountable to the German federal government.

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EMPLOYEES

At December 31, 2015, we had 270 employees (student apprentices included). According to the Single Status Payment Agreement ERA (Entgelt-Rahmenabkommen) we do not differ any longer between commercial employees (kaufmännische Angestellte) and industrial employees (gewerbliche Angestellte). 139 employees, or 51.48% of our total staff, are covered by a collective bargaining agreement.

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SUPERVISION AND REGULATION

General

Our governing law provides explicitly for our responsibility for the promotion of agriculture and its related areas and of rural areas including the sale and storage of agriculture and food products, the environmental protection related to agriculture, the promotion of renewable energy and resources, the diffusion of organic agriculture and the promotion of agriculture related consumer protection and animal protection. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of January 1, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “General — Relationship with the Federal Government — Guarantee of the Federal Republic”.

Federal influence on Rentenbank as a federal development bank is being exerted by Federal Government representation on the Board of Supervisory Directors. The Minister of Food and Agriculture is deputy chairman of and representatives from the Federal Ministry of Food and Agriculture and the Federal Ministry of Finance are members of the Board of Supervisory Directors.

In addition, Rentenbank is subject to the supervision of the Federal Ministry of Food and Agriculture which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Board of Supervisory Directors meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

In accordance with our governing law, Rentenbank may issue registered bonds and notes that are secured debt covered by a pool of eligible assets in accordance with Section 13 of the Governing Law. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to domestic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which sufficient collateral exists. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervisory Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Mr. Dr. Theodor Seegers and the current deputy is the senior government official Mr. Dr. Karl Wessels.

We are authorized to carry on the types of banking business which are set forth in our governing law. We are subject to the requirements of the German Banking Act and the CRR and are supervised and regulated by the European Central Bank (“ECB”) and BaFin the German Central Bank (Deutsche Bundesbank).

In 2010, the central bank governors and heads of financial authorities in 27 countries presented stringent new proposals for the contents of the new international regulations for the banking system, Basel III, requiring larger and higher-quality capital bases among banks and introducing a global framework for the assessment of liquidity risks. Basel III has been implemented in the European Economic Area through the Capital Requirement Directive (“CRD IV”), which has been implemented in German law by the CDR IV Umsetzungsgesetz, and the Capital Requirement Regulation (“CRR”) which is directly applicable in each Member State of the European Economic Area. CRD IV/CRR came into force on January 1, 2014.

Since November 4, 2014, Rentenbank is subject to direct supervision by the ECB. ECB supervises all institutions that are classified as significant as the primary supervisor with the assistance of the national competent authorities of EU member states that decided to participate in the Single Supervisory Mechanism (“SSM”). The SSM officially entered into operation in November 2014 and is one of the elements of the so-called Banking Union.

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The ECB is responsible for issuing new licenses to credit institutions and for assessing significant ownership changes in credit institutions where such changes must be notified, in each case regardless of whether an institution is significant or not. With respect to credit institutions classified as significant, the ECB is the primary supervisor and is responsible for most tasks of prudential supervision, such as those regarding compliance with regulatory requirements set forth in CRR/CRD IV concerning own funds, securitization, large exposure limits, liquidity, leverage, governance and risk management requirements. The ECB carries out its supervisory functions through a “Joint Supervisory Team”. The team is led by the ECB and comprises staff from the ECB and national supervisory authorities, including the BaFin and the German Central Bank (Deutsche Bundesbank).

BaFin is an independent federal authority supervised by the Federal Ministry of Finance. BaFin continues to be our supervisor for regulatory matters with respect to which we are not supervised by the ECB. These include among others the rules on business conduct in the securities markets and the regulation of anti money laundering, terrorist financing and payment services. Generally, the BaFin also continues to supervise us with respect to those requirements under the German Banking Act that are not based upon European law, although the scope of such supervision with respect to regulatory requirements in addition to those that must be implemented under European law is not entirely clear.

The German Central Bank (Deutsche Bundesbank) supports the BaFin and the ECB and closely cooperates with them. The cooperation includes the ongoing review and evaluation of reports submitted by us and of our audit reports as well as assessments of the adequacy of our capital base and risk management systems. The ECB, the BaFin and the German Central Bank (Deutsche Bundesbank) receive comprehensive information from us in order to monitor our compliance with applicable legal requirements and to obtain information on our financial condition.

The ECB and the BaFin have extensive supervisory and investigatory powers, including the ability to issue requests for information, to conduct regulatory investigations and on-site inspections, and to impose monetary and other sanctions.

We are in compliance with the German and European laws that are applicable to our business in all material respects.

German Banking Act and CRR

The German Banking act and the CRR contain the principal rules for German banks, including the requirements for a banking license, and regulate the business activities of German banks.

Under the German Banking Act, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the German Banking Act, unless specifically exempted therefrom.

Significant parts of the regulatory framework for banks in the European Union are governed by the CRR. The CRR primarily sets forth the requirements applicable to us relating to regulatory capital, risk-based capital adequacy, monitoring and control of large exposures, consolidated supervision and liquidity. Additional regulatory and implementing technical standards are also applicable to us, and are developed by the European Banking Authority (“EBA”) and adopted by the European Commission. Certain other requirements applicable to us including those with respect to additional capital and organizational requirements, are set forth in the German Banking Act and other German laws.

Capital Adequacy Requirements

CRR requires German banks to maintain an adequate level of regulatory capital in relation to their risk positions. Risk positions (commonly referred to as “risk-weighted assets”) include credit risks, market risks and operational risks (including, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The most important type of capital for compliance with the capital requirements under the CRR (see below) is “Common Equity Tier 1” capital. Common Equity Tier 1 capital primarily consists of share capital, retained earnings and other reserves, subject to certain regulatory adjustments. Another component of capital is “Additional Tier 1” capital. Generally, all instruments recognized as Additional Tier 1 capital must be written down, or converted into Common Equity Tier 1 capital when the Common Equity Tier 1 capital ratio of the financial institution falls below a minimum of 5.125%, although regulators may require an earlier conversion, for example for stress-testing purposes. Common Equity Tier 1 capital and Additional Tier 1

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capital together constitute Tier 1 capital. Tier 1 capital requirements are aimed at ensuring the ability to absorb losses on a “going concern” basis. The other type of capital is “Tier 2” capital which generally consists of long-term subordinated debt instruments and must be able to absorb losses on a “gone concern” basis. Tier 1 capital and Tier 2 capital together constitute “own funds”. Pursuant to the CRR, hybrid capital instruments that qualified as Tier 1 or Tier 2 capital under Basel 2.5 cease to qualify as such and will be gradually phased out through the end of 2021. Tier 3 capital is no longer recognized as own funds under the CRR. In addition, the CRR tightened the regime for certain deductions from capital.

Under the CRR, banks are required to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of 6% and a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 4.5%. The minimum total capital ratio of own funds to risk-weighted assets is 8%.

Capital adequacy requirements under CRR are gradually phased-in. The phase-out period for instruments which no longer meet the requirements under CRD IV/CRR started in 2014 and lasts until December 31, 2021. As of January 1, 2018, CRD IV/CRR provisions on deductions from an institution’s own funds fully apply. In addition to the aforementioned capital adequacy requirements, banking institutions must maintain a capital conservation buffer of 2.5% of the total risk exposure consisting of Common Equity Tier 1 capital and an institution-specific countercyclical capital buffer between 0% and 2.5% (if necessary BaFin and ECB can set a rate of more than 2.5%) consisting of Common Equity Tier 1 capital. Moreover, BaFin and ECB may require all institutions or certain types or groups of institutions to maintain a system risk buffer consisting of Common Equity Tier 1 capital for exposures located in Germany, a European Economic Area (“EEA”) state or a non-EEA state which will be at least 1% of the risk-weighted exposure value. As for additional capital buffers, the phase-in started on January 1, 2015. Full compliance with additional capital buffers under CRD IV is required as of January 1, 2019.

Certain factors, such as bonds held by the banking institution that have been issued by certain public bodies or third party guarantees granted by public bodies, have been recognized by the CRR as reducing the relevant risk items.

Under the German Banking Act’s and the CRR’s provisions on consolidated supervision, the capital adequacy rules and the limitation of large exposures must be met each group of institutions as a whole. The relevant provisions for consolidation are, to a large extent, set forth in the CRR. A group of institutions generally consists of a parent entity and the subsidiaries of the parent undertaking which are consolidated in the group under the CRR.

The Basel III framework also proposes a non-risk based leverage ratio as a complement to the risk-based capital requirements. While the CRR does not require banks immediately to comply with a specific leverage ratio, banks are required to report and publish their leverage ratios for a future assessment and calibration of the leverage ratio. A delegated act with regard to the leverage ratio has been adopted by the European Commission on October 10, 2014. It is expected that banks will be required to fully comply with the leverage ratio starting in 2018.

Liquidity Requirements

The CRR introduced a new liquidity coverage requirement intended to ensure that banks have an adequate stock of unencumbered high quality liquid assets that can be easily and quickly converted into cash to meet their liquidity needs for a 30 calendar day liquidity stress scenario. The required “liquidity coverage ratio” is calculated as the ratio of a bank’s liquidity buffer to its net liquidity outflows. Also, banks must regularly report the composition of the liquid assets in their liquidity buffer to their competent authorities. The liquidity coverage requirement will gradually be phased in through January 1, 2018, beginning with a minimum required level of liquidity of 60% in 2015, which will subsequently be increased to 70% in 2016, 80% in 2017 and 100% in 2018. Details on the liquidity coverage requirement have been set forth by the European Commission in implementing legislation, which will come into force on October 1, 2015. The ECB will be granted the authority to supervise our compliance with the liquidity coverage requirement under the CRR.

In addition, Basel III contains a proposal to introduce a net stable funding ratio (“NSFR”) to reduce medium- to long-term funding risks by requiring banks to fund their activities with sufficiently stable sources of funding. The CRR contains interim reporting requirements on stable funding but does not include substantive provisions relating to the NSFR. In October 2014, the Basel Committee on Banking Supervision published a revised proposal for the NSFR pursuant to which the NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. The NSFR is expected to become a minimum standard for

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banks by January 1, 2018. Since the proposal has not yet been implemented into binding European law, the European Commission still needs to decide whether and how to introduce the NSFR into European law.

National liquidity requirements under the German Banking Act and the German Liquidity Regulation (Liquiditätsverordnung) will continue to be applicable to us until the full introduction of the liquidity coverage requirement at the European level on January 1, 2018. Pursuant to the liquidity principles set out in the German Banking Act and the Liquidity Regulation, banking institutions must hold their assets in a way that adequate liquidity is ensured at all times. Under these principles, we must maintain sufficient liquidity to meet our pending payment obligations.The Liquidity Regulation provides for minimum liquidity requirements based upon a comparison of the remaining terms of certain assets and liabilities. At the end of each month, a banking institution shall evaluate whether its liquidity is sufficient based on a liquidity figure (Liquiditätskennzahl). The liquidity figure represents the relation between the means of payment (cash and certain cash equivalents) available in the following maturity periods and the payment obligations which may arise during the same periods (subject to certain adjustments): (i) up to one month; (ii) more than one and up to three months; (iii) more than three and up to six months; and (iv) more than six and up to 12 months. Liquidity is considered sufficient if the liquidity figure is not below 1.0 in any case. Banks must calculate their liquidity monitoring figures at the end of each month. These figures are filed with the German Central Bank (Deutsche Bundesbank), which then transmits them to ECB.

Limitation on Large Exposures

The CRR also contains the primary restrictions on large exposures, which limit a bank’s concentration of credit risks. The German Banking Act and the Large Exposure Regulation (Großkredit- und Millionenkreditverordnung) continue to supplement the CRR. Under the CRR, Rentenbank’s large exposure (Großkredite) to a single borrower or a group of connected clients that equal or exceed 10% of our Tier 1 capital and permissible Tier 2 capital (“Eligible Capital”) are subject to a number of restrictions such as reporting requirements. A main restriction is that no single large exposure may exceed 25% of Rentenbank’s Eligible Capital. Also, we have to report our ten largest exposures on a consolidated basis to institutions and our ten largest exposures on a consolidated basis to unregulated financial entities.

Audits

Under German law, Rentenbank itself and its consolidated group must both be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Board of Supervisory Directors with the consent of the Supervising Authorities. BaFin and German Central Bank (Deutsche Bundesbank) must be informed of and may reject this appointment. Under the German Banking Act, a bank’s public accountant is required to inform BaFin and German Central Bank (Deutsche Bundesbank), of any facts coming to his or her attention which give reason to deny or qualify the certification of Rentenbank’s annual financial statements or materially adversely affect the financial position of Rentenbank, as well as of any material breach by Rentenbank’s management of the law or Rentenbank’s articles of association.

The certified public accountant is required to prepare annually a detailed and comprehensive long-form audit report, which is submitted to our Board of Managing Directors and Board of Supervisory Directors, BaFin and the German Central Bank (Deutsche Bundesbank). The contents of the report are prescribed in a regulation issued by BaFin.

Reporting Requirements and Investigations

The ECB and the BaFin may conduct audits of banks on a random basis, as well as for cause. In particular, the ECB may audit our compliance with requirements with respect to which it supervises us, such as those set forth in CRR/CRD IV. BaFin may decide to audit our compliance with requirements with respect to which the BaFin supervises us, such as those relating to business conduct in the securities markets and the regulation of anti-money laundering and terrorist financing.

To enable the ECB and BaFin, as the case may be, to monitor compliance with the German Banking Act, CRR and other applicable legal requirements and to obtain information on the financial condition of the German banks, the banks have to file routine, periodic reports.

In particular, each bank must file, annually, audited financial statements on a consolidated and unconsolidated basis and, monthly, balance sheet and statistical information and compliance statements regarding the risk-based capital adequacy rules and quarterly statements regarding loans of €1.0 million or more,

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including syndicated loans exceeding this amount regardless of the reporting bank’s share. This threshold was reduced from €1.5 million to €1 million as of January 1, 2015. In addition, among others, quarterly and annual information in relation to the capital adequacy principles and risk reports must be filed with the German Central Bank (Deutsche Bundesbank) which passes the information on to ECB.

To secure compliance with applicable bank supervisory laws, the ECB and BaFin may require further information and documents from a bank. ECB and BaFin may also conduct investigations, including on-site inspections, of a bank without having to give any particular reason. In addition, ECB and BaFin may attend meetings of Rentenbank’s Board of Supervisory Directors and may require such meetings to be convened.

ECB/BaFin Supervisory and Enforcement Power

In the event that ECB and BaFin, respectively, discover irregularities, the respective authority has a wide range of enforcement powers.

ECB may, for example, impose additional own funds or liquidity requirements in excess of statutory requirements, restrict or limit a bank’s business, require the cessation of activities to reduce risk, require a bank to use net profits to strengthen its own funds, remove the members of the bank’s management or supervisory board members from office or prohibit them from exercising their current managerial capacities.

To the extent necessary to carry out the tasks granted to it, the ECB may also require national supervisory authorities to make use of their powers under national law. If these measures are inadequate, the ECB may revoke the bank’s license. Furthermore, the ECB has the power to impose severe administrative penalties in case of breaches of directly applicable EU laws, such as the CRR, or of applicable ECB regulations and decisions. Penalties imposed by the ECB may amount to up to twice the amount of profits gained or losses avoided because of the violation, or up to 10% of the total annual turnover of the relevant entity in the preceding business year. In addition, where necessary to carry out the tasks granted to it, the ECB may also require that the BaFin initiate proceedings to ensure that appropriate penalties are imposed on the affected bank.

The BaFin also retains a wide range of enforcement powers. As discussed above, it may take action if instructed by the ECB in connection with supervisory tasks granted to the ECB. With respect to supervisory tasks not granted to the ECB, BaFin may still take, as in the past, action upon its own initiative. In particular, if a bank is in danger of defaulting on its obligations to creditors, BaFin may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of such bank, to the revocation of the respective bank’s license and closing of the respective bank, the prohibition of payments and disposals of assets, the suspension of customer services, and the acceptance of payments other than in payment of debt owed to such bank.

BaFin may also impose administrative pecuniary penalties under the German Banking Act and other German laws. Penalties under the German Banking Act may generally be up to € 5 million. If the economic benefit derived from the offense is higher, the BaFin may impose penalties of up to 10% of the net turnover of the preceding business year or double the amount of the economic benefit derived from the violation.

Violations of the German Banking Act may result in criminal and administrative penalties.

Regulatory changes in the banking sector on EU level

As of November 4, 2014, significant credit institutions are supervised and regulated directly by ECB within the framework of the Single Supervisory Mechanism (“SSM”). As discussed, Rentenbank is classified as a significant credit institution because of the total value of its assets.

As of October 1, 2015, the CRR introduced new provisions on liquidity requirements, which replace the liquidity rules as set out in the German Banking Act and the Liquidity Regulation. The essential element is a liquidity coverage requirement (LCR) based on a short-term stress scenario. It aims to enable banks to withstand a liquidity stress scenario in the short term (i.e., over a horizon of 30 calendar days) independently of new borrowing in the capital markets and central bank support.

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FINANCIAL SECTION

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The consolidated financial statements of Rentenbank have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (“IFRS”), and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch or HGB) as well as the additional regulations in Rentenbank’s Governing Law and Statutes.

As a result, Rentenbank’s consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

While the principle measurement approach taken by IFRS, as adopted by the European Union, and U.S. GAAP as of the date of Rentenbank’s consolidated financial statements included in this annual report is similar, there can be differences in the detailed application, which could have a material impact on the financial statements. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Board of Supervisory Directors with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (“KPMG”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards (“German GAAS”).

The audit report of KPMG for the year ended December 31, 2015, dated March 17, 2016, refers to a combined management report (zusammengefasster Lagebericht). The examination of, and the audit report upon, this combined management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on the aforementioned examination, on the group management report or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

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Combined Management Report

The combined management report consists of the group management report of Landwirtschaftliche Rentenbank (Group in accordance with IFRS) and the management report of Landwirtschaftliche Rentenbank (Rentenbank in accordance with HGB). As the parent company of the Rentenbank Group, Rentenbank has combined the management report pursuant to Section 298 of the German Commercial Code (Handelsgesetzbuch -HGB) in accordance with Section 315 (3) in conjunction with Section 298 (2) HGB with the Group management report pursuant to Section 315a (1) in conjunction with Section 315 HGB. The disclosures provided in the combined management report are in line with the requirements of IFRS 7.

The difference between the Group and Rentenbank is negligible, given the minor significance of the consolidated subsidiaries LR Beteiligungsgesellschaft mbH (LRB), Frankfurt am Main, and DSV Silo- und Verwaltungsgesellschaft mbH (DSV), Frankfurt am Main. Therefore, the information provided in the combined management report generally applies to both the Group and Rentenbank. In the section on results of operations, financial position and net assets, the disclosures required under HGB relating specifically to Rentenbank are included at the end of the respective section.

General information on the Group

Group structure

Rentenbank is a public law institution, with its registered office in Frankfurt am Main. It has no branch offices.

All material risks are concentrated in Rentenbank and are managed by Rentenbank on a group-wide basis. The Group comprises Rentenbank and three subsidiaries: LR Beteiligungsgesellschaft mbH (LRB), DSV Silo- und Verwaltungsgesellschaft mbH (DSV), and Getreide-Import Gesellschaft mbH (GIG). The business activities of the subsidiaries are strictly limited. Rentenbank has issued a comfort letter to LRB. The subsidiaries are funded exclusively by the Group.

Promotional mandate

According to Rentenbank’s Governing Law, the Group’s mandate is to promote agriculture and rural areas. The Group’s business activities are aligned with this promotional mandate. Rentenbank’s Governing Law and its statutes primarily define the framework for the Group’s risk structure.

As a promotional bank for agribusiness and rural areas, Rentenbank provides funds for a variety of agriculture-related investments. Rentenbank grants special promotional loans for projects in Germany via local banks (on-lending procedure) in a competitively neutral way. The range of products is geared towards enterprises operating in agriculture, forestry, viticulture, and horticulture, as well as in aquaculture, including fisheries. Rentenbank also provides funds for projects in the food industry and the associated upstream and downstream industries. We also promote investments in renewable energy and rural infrastructure.

Management system

Rentenbank’s business strategy focuses on achieving the following objectives:

•	Optimize the implementation of the promotional mandate and continually develop the promotional business,

•	Provide promotional benefit from own funds,

•	Generate an adequate operating result,

•	Low risk tolerance.

The first three objectives are integrated into business operations using key performance indicators. The indicators are defined in more detail in this section. The report on expected developments and the section on the results of operations include information on targets and target achievement. The low risk tolerance is reflected in the risk appetite framework and the associated conservative limits which are described in the risk report.

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Segments

The strategic objectives are presented in separate segments. The segments break down as follows:

Promotional Business

The segment Promotional Business comprises the promotional lending business, the securitized promotional business as well as the long-term funding of the Group. The promotional lending business involves granting special promotional loans and standard promotional loans (e.g. in the form of promissory notes). The counterparties in the promotional business are almost exclusively banks and public-sector institutions. The securitized promotional business comprises investments in securities. They serve to ensure Rentenbank’s liquidity and to satisfy regulatory requirements on liquidity management. The Group does not hold securities or receivables with structured credit risks, such as ABSs (asset backed securities) or CDOs (collateralized debt obligations).

Capital Investment

The Capital Investment segment includes the investments of equity reported in the balance sheet and the investments of non-current provisions. The investments are made primarily in securities and promissory notes as well as in registered debt securities issued by banks and public-sector institutions.

Treasury Management

Short-term liquidity and short-term interest rate risk are managed in the Treasury Management segment.

Key performance indicators

Financial key performance indicators are the key metrics used to measure the achievement of the strategic objectives within the internal management system. In addition, non-financial key performance indicators complement the management system.

The financial key performance indicators reflect operating activities based on financial reporting under HGB. The financial key performance indicators include:

Operating result before provision for loan losses and valuation

The business activities of Rentenbank are not primarily aimed at generating profits, but are guided by business principles. This involves operating with sufficient profitability to ensure the Group’s long-term ability to carry out promotional tasks. In light of increasing regulatory requirements, the operating result is used to establish an appropriate capital base through the retention of profits. Profitability and stable earnings are also a prerequisite for carrying out the promotional activities without having to rely on government subsidies. In order to raise funds at favorable conditions, Rentenbank uses its high credit quality as a public law institution, combined with its capital market strategy. In addition, the promotional activities benefit from income generated from the securitized promotional business and standard promotional business as well as from highly cost-efficient processes within the Group.

Cost-income ratio

The cost-income ratio is a key performance indicator that measures the efficient use of Rentenbank’s resources. This performance indicator is both influenced by changes in expenses (numerator) and income (denominator). Therefore, the indicator is, by definition, sensitive to short-term fluctuations in income. The cost-income ratio is monitored on an ongoing basis over a longer period of time and adjusted for changes in expenses on the basis of regular analyses.

Promotional performance

Promotional performance is a key performance indicator reflecting the total quantitative promotional benefit provided within one fiscal year. It includes income used for granting special promotional loans at reduced interest rates. It also comprises the distributable profit and other promotional measures, such as

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donations to Rehwinkel Foundation or funds provided by Rentenbank as grants for the Research on Agricultural Innovation program.

The three financial key performance indicators and their main components are determined within the framework of monthly reporting and are compared with target values. They are also included as separate figures in the multi-year plans.

Non-financial key performance indicators comprise corporate citizenship, responsibility towards employees and compliance with legal and regulatory requirements. These are managed primarily on a qualitative basis within the context of the business strategy.

Further information on the financial key performance indicators is included in the sections on Rentenbank’s results of operations, financial position and net assets as well as in the report on expected developments. The non-financial key performance indicators are described in more detail in the section ‘Non-financial key performance indicators’.

Economic report

Macroeconomic and bank-specific environment

International interest rate and monetary policy

Overall, international interest rate and monetary policy remained highly expansionary in 2015 although central bank policy in the United States increasingly diverged from that in the eurozone towards the year end.

In 2015, the European Central Bank (ECB) kept the interest rate on the main refinancing operations unchanged at 0.05%. In light of potential deflation, the ECB announced an expanded asset purchase program in January. These purchases began in March, including bonds issued by euro area governments, inter alia. The volume of the combined monthly purchases under the program was determined to amount to EUR 60 billion, intended to be carried out until at least September 2016. Since inflation was lower than expected as well as to support the recovery of the eurozone economy, the ECB eased its monetary policy further in December. It cut the interest rate on the deposit facility from -0.20% to -0.30% and extended its asset purchase program until at least March 2017.

In contrast to the ECB, the US Federal Reserve started to slightly reverse its accommodative monetary policy in 2015. In December 2015, it raised the target range of the federal funds rate to between 0.25% and 0.50%. Since the end of 2008, the rates have ranged between 0.00% and 0.25%.

Diverging monetary policy on both sides of the Atlantic as well as substantially higher economic growth in the United States resulted in a further depreciation of the euro against the US dollar. At year end 2015, the ECB set the reference rate for the USD/EUR exchange rate at 1.09, which was around 10% lower than the rate of 1.21 at year end 2014.

Development of long-term interest rates

The yields for 10-year government bonds ended the year at 0.63%, only slightly above the level at year end 2014 (0.54%). However, long-term interest rates were very volatile between those dates. Due to the ECB’s asset purchase program, announced in January and effective from March, long-term yields gradually declined during the first quarter. By mid-April, the yield for 10-year government bonds fell to a historical low of 0.05%, while the yield for shorter maturities was negative throughout this period. Nevertheless, yields subsequently increased significantly within a few weeks. By mid-June, the yields for 10-year government bonds reached an annual high of 1.06%, but fell again towards the end of 2015.

Development of the German agricultural sector

The demand for our promotional loans largely depends on the volume of investments by the German agricultural sector in the segments relevant to our business. From 2010 to 2014, economic sentiment was very positive. A favorable regulatory and market environment, the benign economic conditions and the low interest rate level triggered an increase in agricultural investments and strong demand for our promotional loans. However, business sentiment has deteriorated since mid-2014 due to falling agricultural commodity prices. The

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prices for the most important agricultural products – grain, milk and pork – have declined considerably since then. Therefore, investments in dairy cattle barns and pigsties have decreased.

Business development

As expected, market conditions in the agricultural sector deteriorated, while the utilization of our special promotional loans increased. The demand for promotional loans was even higher than we predicted for 2015. Farmers continued to invest in various projects planned and started in previous years, despite the more challenging economic climate. In the second half of 2015, many agricultural enterprises experienced cash-flow difficulties, in particular due to the falling producer prices. Accordingly, demand for our liquidity assistance loans rose, gaining momentum through the federal liquidity assistance program at the end of November.

The pace of investment in the Renewable Energy promotional line is determined by the German Renewable Energy Sources Act (EEG). Due to the reform of the EEG in 2014, the number of new commitments in both the biogas and the photovoltaic segments continued to decline. Compared to the record set in the prior year, new wind energy installations and the demand for financing in the wind energy sector also declined slightly in 2015. The notional amounts of new promotional business were as follows:

	2015		2014

	€ billion	%	€ billion	%
Special promotional loans	7 .8	57.4	6.9	61.1
Securitized promotional business	3.2	23.5	2.4	21.2
Standard promotional loans	2.6	19.1	2.0	17.7

Total	13.6	100.0	11.3	100.0

In the year under review, new promotional business totaled EUR 13.6 billion (2014: EUR 11.3 billion), thus exceeding the volume of the previous year (the amounts in brackets correspond to the amounts as of December 31, 2014). This was especially due to an increase in the special promotional business. The total volume of special promotional loans amounted to EUR 7.8 billion (2014: EUR 6.9 billion), thus significantly exceeding the planned target. The portfolio of special promotional loans increased by EUR 3.3 billion or 9.0% to EUR 40.0 billion (2014: EUR 36.7 billion). The recognized amount for the securitized promotional business fell by EUR 1.9 billion to EUR 19.8 billion. The balance decreased since the volume of new business was more than offset by redemptions.

Rentenbank raised the necessary funds again on favorable terms as financial investors preferred safe investments. In the reporting year, Rentenbank raised a total of EUR 13.0 billion (2014: EUR 10.9 billion) in funding in the domestic and international capital markets. As the volume of our new promotional business was far in excess of our expectations, the funding volume in 2015 was also higher than initially planned. The following instruments were used for debt issuance in the capital markets:

	2015		2014

	€ billion	%	€ billion	%
Euro Medium Term Notes (EMTN)	7.3	56.1	7.3	67.0
Global bonds	3.0	23.1	1.7	15.6
AUD Medium Term Notes (MTN)	2.2	16.9	1.5	13.8
International loans/promissory notes	0.4	3.1	0.2	1.8
Domestic capital market instruments	0.1	0.8	0.2	1.8

Total	13.0	100.0	10.9	100.0

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Net assets, financial position and results of operations

Group’s results of operations

		Jan. 1 to Dec. 31, 2015 € million	Jan. 1 to Dec. 31, 2014 € million	Change in € million

1)	Income statement
	Net interest income before allowance for credit losses/promotional contribution	331.0	324.8	6.2
	Allowance for credit losses/promotional contribution	18.6	15.3	3.3
	Administrative expenses	65.0	59.3	5.7
	Net other income/expense	-9.2	-6.3	-2.9

	Operating result	238.2	243.9	-5.7
	Net gains/losses from fair value and hedge accounting	204.9	-183.5	388.4

	Group’s net income	443.1	60.4	382.7

2)	Other comprehensive income
	Result from available-for-sale instruments	-56.5	92.5	-149.0
	Actuarial gains/losses from pension obligations	5.7	-26.5	32.2

3)	Group’s total comprehensive income	392.3	126.4	265.9

Operating result

The operating result for the fiscal year 2015 decreased by EUR 5.7 million to EUR 238.2 million, down 2.3% on 2014 (EUR 243.9 million). The increase in net interest income did not fully offset the increased expenses for the allowance for credit losses/promotional contribution, and the higher administrative expenses.

The operating result did not decline by 10% as planned, which was due to two factors. Firstly, total margins declined less than expected, while new business strongly increased at the same time. Secondly, the increase in administrative expenses was considerably lower than planned. These factors are explained in more detail below.

Interest income, including income from equity holdings, amounted to EUR 3,734.4 million (2014: EUR 3,532.3 million). After deducting interest expenses of EUR 3,403.4 million (2014: EUR 3,207.5 million), net interest income amounted to EUR 331.0 million (2014: EUR 324.8 million). This unexpected increase of EUR 6.2 million or 1.9% is attributable to the strong growth in new business generated early in the reporting year which was significantly above the planned target. For further details, please refer to the section on the operating result by segment.

Expenses for the allowance for credit losses/promotional contribution rose by EUR 3.3 million or 21.6% to EUR 18.6 million. This was mainly due to an increase in promotional contribution of EUR 2.5 million, amounting to EUR 14.8 million (2014: EUR 12.3 million). Furthermore, additions to specific and portfolio valuation allowances increased by a total of EUR 0.8 million to EUR 3.8 million (2014: EUR 3.0 million), slightly up on 2014.

The promotional contribution comprises the interest rate reduction for the special promotional loans granted by Rentenbank. A promotional expense is recognized when it is incurred which is then amortized through profit or loss over the remaining time to maturity. The expense for the additions to the promotional contribution climbed by EUR 6.8 million to EUR 82.1 million (2014: EUR 75.3 million), while income from the utilization of the promotional contribution rose by EUR 4.3 million to EUR 67.3 million (2014: EUR 63.0 million).

In accordance with IFRS, impairments resulting from payment defaults are only recognized for losses already incurred. Since the Group extends loans almost exclusively via other banks, credit risks are identified in a timely manner. In the case of syndicated loans extended to companies, the Group is informed of relevant matters by the other syndicate lenders without delay. Based on a model of expected credit losses, a portfolio valuation allowance is recognized for loans and advances as well as for securities measured at (amortized) cost

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to account for any residual risk of not having identified losses already incurred. In the current fiscal year, a specific valuation allowance of EUR 2.2 million (2014: EUR 0.0 million) was recognized, while expenses from the portfolio valuation allowance fell by EUR 1.4 million compared with 2014, amounting to EUR 1.6 million in the fiscal year 2015 (2014: EUR 3.0 million).

Administrative expenses rose by 9.6% to EUR 65.0 million in the fiscal year 2015 (2014: EUR 59.3 million). Of this amount, personnel expenses accounted for EUR 33.8 million (2014: EUR 34.4 million), a decrease of EUR 0.6 million compared to 2014.

Amortization of intangible assets and depreciation of property and equipment and investment property increased to EUR 6.2 million (2014: EUR 5.7 million). This was mainly due to the amortization of expenses for projects related to the implementation of new IT systems which had been capitalized previously.

Other administrative expenses rose by EUR 5.8 million or 30.2% to EUR 25.0 million (2014: EUR 19.2 million). This was mainly attributable to IT expenses which increased by EUR 2.7 million to EUR 12.4 million (2014: EUR 9.7 million), charges from the cost allocation in relation to the new ECB supervision in the amount of EUR 1.0 million as well as the payment of the bank levy of EUR 1.1 million. Nevertheless, total administrative expenses increased less than expected as especially the conservatively estimated fees and levies were significantly lower.

Net other income/expense declined by EUR 2.9 million or 46.0% to EUR -9.2 million (2014: EUR -6.3 million). In particular, this resulted from the capital increase of Rehwinkel Foundation of EUR 2.0 million as well as from the net result from taxes.

Operating result by segment

	Promotional Business		Capital Investment		Treasury Management		Total

Jan. 1	2015	2014	2015	2014	2015	2014	2015	2014
to Dec. 31	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income before allowance for credit losses/promotional contribution	190.5	192.5	116.7	114.2	23.8	18.1	331.0	324.8
Allowance for credit losses/promotional contribution	18.6	15.3	0.0	0.0	0.0	0.0	18.6	15.3
Administrative expenses	49.1	45.0	9.4	8.6	6.5	5.7	65.0	59.3
Net other income/expense	-9.0	-6.3	0.0	0.0	-0.2	0.0	-9.2	-6.3

Operating result	113.8	125.9	107.3	105.6	17.1	12.4	238.2	243.9

The operating result of the Promotional Business segment fell to a total of EUR 113.8 million (2014: EUR 125.9 million). The considerable increase in demand for our special promotional loans led to higher recognized expenses for the interest rate reduction. Allowance for credit losses/promotional contribution increased to EUR 18.6 million (2014: EUR 15.3 million). Due to the high volume of new business in the promotional lines, which was particularly pronounced during the first weeks of 2015, as well as due to a high volume of maturing loans only towards the end of 2015, the income-relevant average portfolio balance could be increased compared to planning. Net interest income before the allowance for credit losses/promotional contribution of the Promotional Business segment declined less than planned and amounted to EUR 190.5 million (2014: EUR 192.5 million). Administrative expenses in the Promotional Business segment, including depreciation and amortization, rose by EUR 4.1 million to EUR 49.1 million.

Interest income from the Capital Investment segment increased as expected to EUR 116.7 million, representing an increase of EUR 2.5 million on 2014. Compared with higher yielding assets, the lower interest rates for new investments had, however, negative effects due to the prevailing low interest rate environment. Nevertheless, this effect was more than offset by the higher portfolio volume from the retention of profits, resulting in a slight increase in the segment’s total interest income. Overall, the segment’s operating result rose slightly to EUR 107.3 million (2014: EUR 105.6 million).

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In the year under review, net interest income in the Treasury Management segment was again characterized by an increase in margins due to declining short-term funding costs. Although we had assumed a slight decline in the segment in our planning, we were able to increase net interest income by 31.5% to EUR 23.8 million compared with 2014. This was due to increasing margins in connection with a larger portfolio. Accordingly, the segment’s operating result rose to EUR 17.1 million (2014: EUR 12.4 million).

Net gains/losses from fair value and hedge accounting

All derivatives and certain non-derivative financial instruments are measured at fair value. Changes in fair value are recorded as unrealized gains or losses in net gains/losses from fair value and hedge accounting.

For hedged items in a hedging relationship, only fair value changes attributable to changes in the deposit/swap curve (changes in the hedged risk) are taken into account. With respect to the remaining financial instruments measured at fair value, changes in all market parameters, such as credit spreads, are included in their measurement.

Changes in interest rates and exchange rates do not have significant measurement effects due to refinancing at largely matching maturities as well as hedging through derivatives. Net gains/losses from fair value and hedge accounting are largely dominated by measurement gains from widening credit spreads for own issues and by positive measurement effects in relation to measurement losses recognized in prior years. It increased considerably to EUR 204.9 million as of the reporting date (2014: EUR -183.5 million).

Rentenbank is a non-trading book institution and follows a buy-and-hold strategy. Therefore, measurement gains or losses are only of a temporary nature if no counterparty default occurs. The accumulated measurement gains or losses are reduced to zero at the latest when the relevant transactions become due. Irrespective of this, the measurement results reported in the consolidated statement of comprehensive income pursuant to IFRS are the basis for calculating regulatory capital and the risk-bearing capacity. In the case of regulatory own funds, prudential filters are applied to compensate for the losses arising from the measurement of own issues at fair value.

Group’s net income

Taking into account the positive net gains/losses from fair value and hedge accounting of EUR 204.9 million (2014: EUR -183.5 million), the Group’s net income increased by EUR 382.7 million to EUR 443.1 million (2014: EUR 60.4 million).

Other comprehensive income

Other comprehensive income reflects changes in the revaluation reserve. It includes the results from the measurement of available-for-sale securities and the actuarial gains and losses from the measurement of pension provisions.

The fair value changes largely attributable to changes in credit spreads related to the securities in the available-for-sale category are recognized in other comprehensive income. As part of hedge accounting, the changes in the fair value of these securities attributable to fluctuations in the deposit/swap curve are reported in net gains/losses from fair value and hedge accounting. In addition, other comprehensive income includes the amortization of measurement results from securities that were reclassified to the held-to-maturity category in 2008, measured on the basis of their fair value at that date.

The credit spreads for securities increased compared to the prior year. The resulting decline in market values led to measurement losses of EUR 56.4 million (2014: measurement gains of EUR 92.3 million). The amortization of securities reclassified from the available-for-sale category to the held-to-maturity category resulted in expenses of EUR 0.1 million (2014: income of EUR 0.2 million).

Actuarial gains and losses from the measurement of pension obligations are caused by differences between the expected and actual actuarial assumptions of the prior period and from changes in expectations of future events. In fiscal 2015, actuarial gains reported in the financial statements amounted to EUR 5.7 million (2014: losses of EUR 26.5 million). These gains are mainly based on the higher discount rate which, in turn, led to lower pension provisions.

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Group’s total comprehensive income

The Group’s total comprehensive income for the period ending December 31, 2015 amounted to EUR 392.3 million (2014: EUR 126.4 million), representing a significant decline of EUR 265.9 million compared with 2014. This is mainly attributable to an increase in net gains/losses from fair value and hedge accounting by EUR 388.4 million. The reduced other comprehensive income in connection with the measurement of available-for-sale instruments was more than offset by this increase.

Reconciliation to distributable profit

Pursuant to Rentenbank’s Governing Law, net income reported under HGB is transferred to a guarantee reserve and a principal reserve, while the remaining amount is distributed. The amount of the distribution is shown as distributable profit. These items are shown as equity components under IFRS for information purposes. The remaining difference to the Group’s net income is transferred to retained earnings.

In accordance with Section 2 (3) sentence 2 of Rentenbank’s Governing Law, the guarantee reserve may not exceed 5% of the notional amount of the covered bonds outstanding at any given time. As the volume of covered bonds declined, an amount of EUR 23.1 million (2014: EUR 21.6 million) was withdrawn from the guarantee reserve and transferred to the principal reserve.

By analogy with the annual financial statements prepared under HGB, Rentenbank plans to transfer an additional amount of EUR 42.8 million (2014: EUR 41.2 million) from Group’s net income to the principal reserve, subject to approval by the relevant corporate bodies. In addition, the bank intends to transfer an amount of EUR 386.0 million to other retained earnings. The distributable profit remaining after the transfer to reserves amounts to EUR 14.3 million (2014: EUR 13.8 million).

Results of operations of Rentenbank

The results of operations in accordance with the annual financial statements prepared under HGB, as presented in the following table, were satisfactory:

	Jan. 1 to Dec. 31, 2015 € million	Jan. 1 to Dec. 31, 2014 € million	Change in € million

Net interest income	311.9	311.0	0.9
thereof expenses for interest rate reduction for special promotional loans	77.2	72.3	4.9
Special payout LRB	49.8	0.0	49.8
Net fee and commission income	-2.2	-1.6	-0.6
Administrative expenses	59.8	56.6	3.2
Other operating result	-16.4	-10.1	-6.3

Operating result before provision for loan losses and measurement	283.3	242.7	40.6

Provision for loan losses and measurement	226.3	187.7	38.6

Net income	57.0	55.0	2.0

The operating result before provision for loan losses and measurement rose considerably over the prior year. The increase was attributable to a positive one-time effect of EUR 49.8 million. This involves a special payout by our subsidiary LRB in the course of a restructuring of an existing equity holding. In accordance with the classification of items set out in the German Credit Institutions Accounting Regulation (RechKredV), the special payout is recognized in the income statement within current income from equity holdings. Adjusted for the aforementioned one-time effect, the operating result before provision for loan losses and measurement would have amounted to EUR 233.5 million and would have been below the prior-year figure of EUR 242.7 million, as expected. This roughly corresponds to the slightly declining operating result under IFRS. However, in contrast to HGB, the aforementioned positive one-time effect is eliminated on consolidation and, accordingly, does not have an impact on the Group’s total comprehensive income.

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Otherwise, the development of the operating result before provision for loan losses and valuation (HGB) in structural terms corresponds to the development of the operating result under IFRS, except for the recognition and reversal of specific and general valuation allowances. Therefore, we refer to the general disclosures on the Group’s results of operations.

The provision for loan losses and measurement primarily comprises specific and general valuation allowances under HGB and the additions to the fund for general banking risks. General valuation allowances rose by EUR 2.3 million to EUR 16.2 million (2014: EUR 13.9 million), while specific valuation allowances fell slightly to EUR 0.6 million. In the context of the aforementioned restructuring of an existing equity holding within the Group, a reversal of an impairment loss of EUR 49.6 million was recognized for the carrying amount of our subsidiary LRB. The fund for general banking risks (Section 340g HGB) was increased by EUR 279.2 million (2014: EUR 194.7 million).

The overall increase of net income amounted to EUR 2.0 million, resulting in net income of EUR 57.0 million (2014: EUR 55.0 million), of which an amount of EUR 42.7 million (2014: EUR 41.2 million) was transferred to the principal reserve. Distributable profit after the transfer to reserves amounts to EUR 14.3 million (2014: EUR 13.8 million) which will be used to promote agriculture and rural areas.

Financial key performance indicators

The operating result before provision for loan losses and measurement, adjusted for the aforementioned special payout, amounted to EUR 233.5 million (2014: EUR 242.7 million). Its volume decreased as expected, yet to a lesser extent than planned. On the one hand, net interest income did not decrease as much as expected since the volume of new promotional business volume and its margins were above plan. On the other hand, the increase in administrative expenses was lower than expected since IT expenses came in below expectations and some of the planned project activities were postponed to subsequent years. In addition, personnel expenses were below plan since additions to pension provisions declined and additional vacant posts were filled on a step-by-step basis. Moreover, the planning for 2015 included a conservative estimate due to the unclear structure and amount of the bank levy to be paid for the first time.

The developments described for the operating result also influenced the cost-income ratio, one of our key performance indicators. While expenses, in aggregate, increased to EUR 80.7 million (2014: EUR 70.7 million), adjusted income remained flat at EUR 314.2 million (2014: EUR 313.4 million). This resulted in an increase in the cost-income ratio from 22.6% to 25.7%, after adjusting for the special payout. However, the increase was lower than anticipated. Compared with peers, our cost-income ratio is still on a moderate level.

Promotional performance, a further key performance indicator, comprises the interest rate reduction of the special promotional loans from own income, inter alia. This amounted to EUR 63.6 million (2014: EUR 73.9 million) in nominal terms. In addition, as in the previous year, Rentenbank provided grants of EUR 3.0 million to its Research on Agricultural Innovation program. Rentenbank contributed EUR 2.0 million to the capital of Rehwinkel Foundation. The promotional performance, including the distributable profit of EUR 14.3 million intended for distribution, amounted to EUR 82.9 million (2014: EUR 90.7 million). As expected, the promotional performance was below the prior-year level. However, it exhibits the efficiency of our promotional activities since our special promotional loans reached a record high at the same time.

Financial position

Capital structure

Capital structure of the Group

	Dec. 31, 2015 € million	Dec. 31, 2014 € million	Change in € million

Liabilities
Liabilities to banks	2,829.3	2,184.7	644.6
Liabilities to customers	4,408.3	4,954.7	- 546.4
Securitized liabilities	71,544.9	69,178.8	2,366.1
Subordinated liabilities	729.4	691.8	37.6

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	Dec. 31, 2015 € million	Dec. 31, 2014 € million	Change in € million

Equity
Subscribed capital	135.0	135.0	0.0
Retained earnings	3,474.9	3,046.1	428.8
Revaluation reserve	61.7	112.5	- 50.8
Distributable profit	14.3	13.8	0.5

Liabilities

Liabilities to banks increased by 29.5% to EUR 2.8 billion (2014: EUR 2.2 billion), which was largely attributable to short-term borrowings and global bonds. Liabilities to customers decreased by EUR 0.5 billion or 11.0% to EUR 4.4 billion (2014: EUR 4.9 billion), mainly due to maturing registered bonds.

Securitized liabilities rose by EUR 2.4 billion or 3.4% to EUR 71.5 billion (2014: EUR 69.2 billion). The Medium Term Note (MTN) programs remained our main refinancing instruments, amounting to EUR 51.8 billion (2014: EUR 49.3 billion). The carrying amount of the global bonds amounted to EUR 16.2 billion (2014: EUR 13.8 billion) as of year end. The carrying amount of Euro Commercial Paper (ECP) declined by EUR 2.4 billion to EUR 3.5 billion (2014: EUR 5.9 billion).

Subordinated liabilities remained at the prior-year level of EUR 0.7 billion (2014: EUR 0.7 billion).

All funds raised in the money and capital markets for refinancing purposes were obtained on market terms.

The following table presents a breakdown of liabilities by maturity, currency and interest rate structure based on the IFRS carrying amounts:

	Maturity
	up to 1 year		1 to 5 years		more than 5 years

	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
	€ million	€ million	€ million	€ million	€ million	€ million

Fixed interest rate
EUR million	3,294.1	2,250.7	8,858.0	9,154.6	7,570.0	7,680.3
USD	4,255.5	3,021.9	10,147.6	12,003.6	6,773.7	2,412.1
AUD	786.0	1,041.0	4,460.6	3,418.5	4,515.0	4,421.4
JPY	0.0	35.9	246.2	209.4	369.7	253.2
CHF	390.4	297.1	763.4	1,055.3	113.0	101.6
NOK	286.0	405.4	499.2	719.8	0.0	123.5
GBP	836.6	0.0	1,616.6	1,670.1	0.0	14.8
Other	436.5	31.1	2,732,1	2,651,5	658.7	623.5

Zero coupon
EUR million	37.8	419.9	44.3	78.7	972.2	921.9
USD	3,005.4	4,122.7	0.0	0.0	0.0	42.5
AUD	154.0	673.8	0.0	0.0	0.0	0.0
GBP	103.5	510.1	0.0	0.0	0.0	0.0
Other	251.4	217.7	0.0	0.0	0.0	0.0

Variable interest
EUR million	1,539.0	1,863.3	4,854.3	4,905.4	1,808.6	3,213.3
USD	1,928.3	428.6	3,071.2	4,081.9	570.9	123.4
AUD	421.7	0.0	269.5	695.7	0.0	0.0
JPY	11.6	20.7	35.8	44.1	262.8	349.4
NOK	0.0	0.0	224.4	239.1	0.0	0.0
Other	152.4	127.6	183.9	333.9	0.0	0.0

Total	17,890.2	15,467.5	38,007.1	41,261.6	23,614.6	20,280.9

Equity

The increase in the Group’s net income more than offset the reported measurement loss in the revaluation reserve. Accordingly, equity rose by a total of EUR 378.5 million to 3,685.9 million (2014: EUR 3,307.4 million).

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Capital structure of Rentenbank

The financial position based on Rentenbank’s financial statements in accordance with the provisions of HGB is as follows:

	Dec. 31, 2015 € million	Dec. 31, 2014 € million	Change in € million

Liabilities
Liabilities to banks	3,461.7	2,806.6	655.1
Liabilities to customers	3,963.3	4,264.8	- 301.5
Securitized liabilities	67,304.9	65,843.8	1,461.1
Subordinated liabilities	608.4	599.2	9.2

Equity (including fund for general banking risks)
Subscribed capital	135.0	135.0	0.0
Retained earnings	1,009.5	966.8	42.7
Distributable profit	14.3	13.8	0.5
Fund for general banking risks	2,911.2	2,632.0	279.2

Changes in liabilities under HGB and IFRS were similar in structural terms. The difference between the Group and Rentenbank results from the measurement at fair value and from hedge accounting required under IFRS. We therefore refer to the presentation of liabilities in the Group’s capital structure.

The fund for general banking risks was increased by EUR 0.3 billion to EUR 2.9 billion (2014: EUR 2.6 billion). This resulted in an increase in equity by EUR 0.3 billion compared to 2014.

Capital expenditure

In the past years, Rentenbank heavily invested in the modernization of its application systems. Investments focused particularly on the development of the treasury system, risk management and limit system, the regulatory reporting software and the rating platform. In addition, we made further progress in the digitalization of customer and business partner interfaces (extranet). We also invested in systems and processes for the purpose of implementing new regulatory requirements. In the meantime, the preparations for the introduction of a new financial accounting system have started.

The aforementioned project activities are reflected in the current administrative expenses as well as in the changes in intangible assets. In the year under review, additions to the cost amounted to EUR 4.6 million (2014: EUR 2.3 million).

Liquidity

The liquidity analysis reflects the contractual redemption amounts:

Dec. 31, 2015	up to 3 months € million	more than 3 months to 1 year € million	more than 1 year to 5 years € million	more than 5 years or unspecified maturity € million

Liabilities to banks	325.9	340.4	880.0	1,190.0
Liabilities to customers	246.5	337.4	766.1	3,277.6
Securitized liabilities	8,868.0	8,054.3	35,125.2	18,160.3
Negative fair values of derivative financial instruments	179.0	56.0	918.0	517.0
Subordinated liabilities	7.7	17.8	134.8	507.0

Total	9,627.1	8,805.9	37,824.1	23,651.9

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Dec. 31, 2014	up to 3 months € million	more than 3 months to 1 year € million	more than 1 year to 5 years € million	more than 5 years or unspecified maturity € million

Liabilities to banks	4.6	373.5	940.0	785.0
Liabilities to customers	170.8	201.1	1,306.5	3,414.6
Securitized liabilities	8,012.8	7,164.9	37,325.8	14,725.4
Negative fair values of derivative financial instruments	61.0	40.0	547.0	523.0
Subordinated liabilities	7.1	16.5	123.7	481.0

Total	8,256.3	7,796.0	40,243.0	19,929.0

The Group has sufficient cash funds and is able to meet its payment obligations at all times without restrictions.

Net assets

Net assets of the Group

	Dec. 31, 2015 € million	Dec. 31, 2014 € million	Change in € million

Loans and advances to banks	55,457.2	51,407.6	4,049.6
Loans and advances to customers	6,380.9	5,530.3	850.6
Financial assets	19,912.2	21,701.2	-1,789.0
Positive fair values of derivative financial instruments	7,238.9	5,958.4	1,280.5
Negative fair values of derivative financial instruments	7,152.9	6,810.6	342.3

Rentenbank generally extends its loans via banks in a competitively neutral way. Within the net assets, this is reflected in loans and advances to banks. As of December 31, 2015, they amounted to EUR 55.5 billion (2014: EUR 51.4 billion), accounting for 59.4% (2014: 57.9%) of total assets.

Loans and advances to customers mainly comprise promissory notes of German federal states. Overall, they increased by EUR 0.9 billion to EUR 6.4 billion (2014: EUR 5.5 billion).

Financial assets, which consist almost exclusively of bank bonds, decreased by EUR 1.8 billion to EUR 19.9 billion (2014: EUR 21.7 billion) as redemptions exceeded new business.

The positive fair values of derivative financial instruments increased by EUR 1.3 billion to EUR 7.2 billion (2014: EUR 5.9 billion), while the negative fair values rose by EUR 0.3 billion to EUR 7.2 billion (2014: EUR 6.8 billion). Derivatives are exclusively entered into to hedge existing or expected market risks. Collateral agreements were concluded with all derivative counterparties. The bank does not enter into credit default swaps (CDSs).

Net assets of Rentenbank

The net assets of Rentenbank’s financial statements under HGB were as follows:

	Dec. 31, 2015 € million	Dec. 31, 2014 € million	Change in € million

Loans and advances to banks	55,682.4	51,459.3	4,223.1
Loans and advances to customers	5,304.4	4,938.6	365.8
Bonds and other fixed-income securities	18,302.1	20,171.5	-1,869.4

Changes in the net assets under HGB and IFRS were similar in structural terms. The difference between the Group and Rentenbank results from the measurement at fair value and from hedge accounting required under IFRS. Therefore, we refer to the disclosures on the Group’s net assets.

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At year end, the securities portfolio included bank bonds classified as fixed assets in a notional amount of EUR 18.2 billion (2014: EUR 20.0 billion). As in the previous year, no securities were held in the liquidity reserve. .

The Board of Managing Directors is satisfied with the performance of the business as well as with the development of results of operations, financial position and assets. This also applies to the achievement of the strategic objectives within the internal management system.

Non-financial key performance indicators

Corporate citizenship

As a public law institution with a promotional mandate, Rentenbank has a particular responsibility to be an active corporate citizen. It mainly supports local cultural institutions and selected projects in Frankfurt am Main, the location of its registered office. Grants are provided on a regular basis to Oper Frankfurt, Schirn Kunsthalle, Städel Museum, the English Theatre and the Städelschule (State Academy of Fine Arts), inter alia. In the case of the Städelschule, Rentenbank supports young talented artists by awarding a group prize as part of the annual ‘Rundgang’. Rentenbank also supports various projects of churches, associations, and societies with regular donations at Christmas.

Employees

The number of employees grew in the year under review. At year end 2015, Rentenbank employed 269 (2014: 265) employees. Taking into account trainees and interns, the total number of employees was 272 (2014: 269), of which 217 (2014: 223) were full-time employees. These figures include neither employees on parental leave nor the members of the Board of Managing Directors. The average seniority was approximately eleven years. The ratio of men and women was almost on par, with 53% of the employees being male and 47% being female. 89% of the part-time employees were women.

Compliance with legal and regulatory requirements

Rentenbank prepares its consolidated financial statements in accordance with International Financial Reporting Standards, the annual financial statements and the combined management report in accordance with the requirements of the German Commercial Code as well as the German Accepted Accounting Principles (Grundsätze ordnungsgemäßer Buchführung – GoB) and the related supporting pronouncements. In this context, we pay attention to proper preparation as well as to compliance with publication deadlines. This is primarily ensured by an Internal Control System (ICS).

Regulatory requirements regarding own funds, liquidity, total assets, and risk-weighted assets have strategic relevance. Comprehensive compliance with all existing regulatory provisions is a top priority. Within the Group, the Regulatory Matters working group, which also comprises the Compliance desk, ensures that new regulatory requirements are identified at an early stage within the Group and that their implementation is managed and monitored.

Report on events after the balance sheet date

There were no events of material importance after the end of the fiscal year 2015.

Report on expected developments and opportunities

Development of business and underlying conditions

The economic development of Rentenbank primarily depends on the underlying conditions in the credit and financial markets.

These are mainly influenced by the monetary policy of the central banks, the changes in prices and exchange rates as well as the development of public sector finances. The demand for promotional loans is particularly influenced by both the interest rate trend and the situation in the agricultural markets.

At the beginning of 2016, the ECB confirmed its intention to keep the key interest rate at a low level for an indefinite period of time (forward guidance). In view of the increased risks to the further economic

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development and the sharp decline in oil prices, the ECB also announced that it would implement further monetary easing in the course of the year to counteract deflation in the eurozone. Against this backdrop, we expect money market rates to remain low and a flat interest-rate curve during the year.

As a result of the sharp decline in oil prices, the eurozone economy should stage a moderate recovery as price pressures remain low. Due to an expected more dynamic economic development in the United States and further possible interest rate increases introduced by the US Federal Reserve (Fed), Rentenbank expects the euro to remain weak against the US dollar.

According to Agrar, an indicator of the agricultural business sentiment, farmers plan to invest a total of EUR 3.3 billion in the first half of 2016. For the second consecutive year, this figure showed a decline, amounting to EUR 6.3 billion 2014 and to EUR 4.7 billion in 2015.

The current economic situation is assessed with greater pessimism than in the prior year in all types of businesses. The sentiment indicator has fallen to its lowest level since 2010. Above all, dairy cattle farmers and processing enterprises assess the situation to be substantially worse than in the prior year so that investments in livestock housing should decline further by a considerable degree. In the Agriculture promotional line, we expect demand for investment loans to decrease. In contrast, the liquidity assistance loans and working capital financings should remain at a high level as the economic situation remains challenging.

Irrespective of the good supply of agricultural products in the years 2014 and 2015 as well as the subdued demand from emerging markets, fundamentals indicate a stabilization of agricultural prices. The Food and Agriculture Organization of the United Nations (FAO) expects in its projection until 2024 that the international price levels for agricultural commodities will remain above the level before the price increase from 2007 to 2008.

New business in the Renewable Energy promotional line depends largely on the Renewable Energy Sources Act (EEG). The Act was amended in mid-2014, causing the demand for photovoltaic installations and biogas plants to decline. A further amendment of the EEG is planned for 2016. In this context, the system for promoting renewable energy is planned to be switched from fixed feed-in tariffs to a tender model with a limited total volume. Details as to the structure are not known yet.

Based on its conservative risk business policy, its triple-A ratings, its status as a German government agency and the associated excellent access to funding, Rentenbank anticipates that it will continue to fulfill its promotional mandate successfully.

Forecast of business development

Comprehensive annual plans and multi-year plans for an observation period of five years are prepared in order to project Rentenbank’s future results of operations, financial position and net assets. These plans comprise planning for Rentenbank’s new business, portfolio, equity, income and costs. In addition, the planning includes regulatory indicators relevant for control as well as a projection of the development of the risk-bearing capacity. In the following, the projections refer to the planning period of 2016.

Within the framework of our current planning, we assume that new business volume in the Promotional Business segment will be significantly below the level of the previous fiscal year. Due to the prevailing low interest rate environment and the expanded asset purchase program of the ECB, we expect a further decline in lending/funding margins. Overall, this should lead to significantly decreasing net interest income for the Promotional Business segment.

Special promotional loans will likely remain in the focus of the lending business. However, after the record volume achieved in the year under review, we expect that new business volume in 2016 will fall considerably due to various changes in our end borrowers’ investment activities. Nevertheless, we expect that both the amount of special promotional loans as well as their percentage share in total assets will continue to rise.

In 2015, the portfolio of securities as well as standard promotional loans saw a significant decline of 8% due to higher redemptions. The portfolio is expected to decline somewhat also in 2016.

We expect that interest income within the Capital Investment segment in 2016 will be slightly above the prior-year level. While the lower interest rates for new investments due to the low interest rate environment

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compared with higher yielding assets currently have negative effects, this effect can be more than offset by the higher portfolio volume from the retention of profits so that the segment’s interest income will rise slightly in total.

In 2016, net interest income of the Treasury Management segment is likely to be below the prior-year level as we anticipate declining margins.

Net interest income of the three segments is expected to decline significantly in the fiscal year 2016.

Cost planning for 2016 in particular takes into account the necessary long-term investments for Rentenbank’s infrastructure as well as the necessary adjustments to fulfill additional regulatory requirements. This includes investments for the further development of the trading, risk management, settlement and limit system, the introduction of a new financial accounting system as well as for the upgrade of hardware and software currently in use. Apart from that, multi-year planning takes into account investments for the modernization of the bank building. The numerous changes in the regulatory framework and the accounting standards will continue to result in a significant increase in administrative expenses in the next year (2015: EUR 59.8 million), despite our rigorous cost management. This particularly applies to personnel expenses as new positions need to be created. Since the bank levy will be calculated from 2016 at a European level, the actual amount currently is uncertain. Therefore, we used conservative assumptions in our planning.

Against the backdrop of the development of income and costs, we expect the operating result to decline by around 25% for 2016 (2015: EUR 233.5 million). This key performance indicator would still be at a historically satisfying level.

Despite declining results, we expect to be able to keep the promotional performance (2015: EUR 82.9 million) at an appropriate level, and anticipate an increase by up to 10% in the next year for this key performance indicator.

Due to falling income coupled with the simultaneous increase (due to investment activities) in administrative expenses, the cost income ratio is expected to increase considerably (2015: 25.7%). Nevertheless, the ratio will be at a satisfying level in comparison with other promotional banks.

The measurement result can only be projected on the basis of very uncertain assumptions due to the high volatility of the market parameters and the buy-and-hold strategy. Currently, we anticipate the measurement result to be negative in 2016.

Overall, for the fiscal year 2016, the Board of Managing Directors expects lower total comprehensive income, driven by declining operating income, higher administrative expenses and a negative measurement result.

Opportunities and risks

In comparison to the forecast results for 2016, additional opportunities and risks may occur for our business development due to changes in the business environment.

For example, the financial market crisis may intensify again, in particular due to increasing risks for the further economic development, which may have an impact on new business volume and margins in the lending and funding businesses. A deterioration in the economic environment would result in new business volume lower than planned. However, the financial market crisis has shown up to now that challenging situations may also offer opportunities, attributable to Rentenbank’s superior credit ratings and its solid capital base. These opportunities may arise in the form of attractive funding opportunities as well as high margins in the securitized and standard promotional businesses.

The prevailing low-interest environment, primarily due to the ECB’s monetary policy, influences the demand of the agricultural sector for special promotional loans, but it also weighs on the result in the Capital Investment and Treasury Management segments and has an impact on the margins in the Promotional Business segment. Further measures introduced by the ECB within the scope of the expanded asset purchase program could lead to an additional charge on earnings due to falling asset yields and margins. A change in the low interest environment, e.g. in the wake of a strong rate hike, would be associated with both risks and opportunities for Rentenbank due to the aforementioned factors. The possible specific consequences depend on

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the extent and the speed of interest rate changes as well as from the respective segment and the selected observation period.

In the meantime, negative interest rates have emerged in some of the segments of the money and capital markets. This may lead to additional risks, but may also involve opportunities due to economic, legal or technical frameworks and restrictions.

Administrative expenses may be subject to additional burdens resulting from further regulatory requirements which are not yet known. This would have an impact on IT and personnel expenses. Apart from the investments already planned, further improvements to the IT and building infrastructure may become necessary. In the course of the European-wide harmonization of the bank levy, uncertainties still surround the actual amount in the fiscal year 2016.

Depending on the changes in market parameters, measurement losses may arise in the case of a widening of the lending/funding margins in the market. If the margins tighten, this may result in measurement gains. In addition, there are various scenarios which may present opportunities or pose risks.

Despite Rentenbank’s risk-averse new business policy, it cannot be ruled out that additional information regarding the financial position of our business partners, and thus adversely affecting their credit quality, will be identified during the course of the current fiscal year. This can result in additional rating downgrades for exposures held in the portfolio and thereby burden the risk covering potential within the context of the risk-bearing capacity concept.

Further information on risks is included in the risk report.

Development in the current year

The net interest income of all three segments was slightly above the pro-rata projected figure. Net gains/losses from fair value and hedge accounting are negative, mainly due to fair value changes owing to credit spread changes regarding own issues in foreign currencies. Based on new business and the results achieved in the current fiscal year, the Board of Managing Directors is confident that planned volumes in the promotional business and the planned operating results will be achieved for the fiscal year 2016.

This report on expected developments contains certain forward-looking statements that are based on current expectations, estimates, forecasts, and projections of the Board of Managing Directors and information currently available to it. These statements include, in particular, statements about our plans, strategies and prospects. Words such as ‘expects,’ ‘anticipates,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates’ and similar expressions are intended to identify such forward-looking statements. These statements are not to be understood as guarantees of future performance, but rather as being dependent upon factors that involve risks and uncertainties and are based on assumptions which may prove to be incorrect. Unless required by law, we shall not be obligated to update forward-looking statements after their publication.

Risk report

All material risks are concentrated in Rentenbank and are managed by Rentenbank on a group-wide basis. The business activities of subsidiaries are strictly limited. The disclosures made in the risk report primarily relate to the Group. Essential bank-specific aspects of Rentenbank are presented separately.

Organization of risk management

The Board of Managing Directors determines the Group’s sustainable business strategy on the basis of the company’s mission derived from the relevant legislation. Rentenbank’s business strategy is primarily defined by its promotional mandate and the measures taken to fulfill the mandate. In addition, targets and the measures to achieve them are set for the segments.

Within the framework of a risk inventory, the Group analyzes which risks may have a significant effect on its assets, capital resources, results of operations, or liquidity situation. In addition to the risk inventory, the Group’s material risks are identified using risk indicators which are based on quantitative and qualitative risk characteristics and used for the purpose of early risk identification. Further procedures include self-assessments, the New Product Process (NPP), the ICS key controls as well as the daily monitoring activities. The risks are reviewed for any concentration effects.

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The risks resulting from business activities are identified, limited and managed using a risk management system (RMS). Based on the risk-bearing capacity concept, the RMS was established specifically for this purpose. In this context, the Board of Managing Directors has defined a risk strategy, aligned with the overall business strategy, and the associated sub-strategies. These are reviewed at least annually and adjusted, if necessary, by the Board of Managing Directors. In addition, the strategies are discussed with the Risk Committee established by the Board of Supervisory Directors.

The implementation, management and monitoring of limits, which are in line with Rentenbank’s risk-bearing capacity, are an integral part of the RMS. The risk-bearing capacity concept aims to ensure that the risk covering potential is sufficient to cover all material risks. It is based on the going concern approach.

The Group is an institution supervised by the ECB and is therefore subject to the Supervisory Review and Evaluation Process (SREP).

Rentenbank has established a recovery plan pursuant to the German Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz – SAG) and expanded its governance structure and risk management accordingly. The determined recovery indicators and their thresholds as well as the related phases of the governance and recovery process are key elements of the recovery plan. The recovery indicators allow Rentenbank to identify crisis situations at an early stage, so that mitigating actions can be taken.

Under the Risk Appetite Framework (RAF), Rentenbank defines the framework and guidelines for risk appetite which are presented centrally in the business and risk strategy as well as in the related sub-strategies.

As part of the planning process, potential risk scenarios are used to evaluate future net assets, financial position, and results of operations. Deviations between the target and actual performance are analyzed in an internal monthly report. The capital plan is defined on the basis of a time horizon of ten years. The risk-bearing capacity is planned using a 5-year projection.

The introduction of new products, business types, sales channels or new markets requires an NPP. Within the scope of the NPP, the organizational units involved analyze the risk level, the processes and the main consequences for risk management. If business processes, IT systems or structures change materially, the proposed changes are analyzed with respect to control procedures and control intensity, assessing the impact of these adjustment processes.

Based on the risk management and controlling processes, the risk manual of the Board of Managing Directors provides a comprehensive overview of all risks in the Group. Risk management functions are primarily performed by the Treasury and Promotional Business divisions (front office units according to the MaRisk) as well as the Collateral & Equity Holdings division (venture capital fund and equity holdings) within defined limits. Within the scope of the venture capital fund, the Group may invest in equity instruments. These only include company shares, silent participations, and all types of mezzanine capital, such as subordinated loans. Both members of the Board of Managing Directors who are responsible for the back office function are also responsible for the risk controlling function. The Finance division, including its Risk Controlling unit, and the Financial Institutions division, comprising its Credit Risk unit, report to these Board members. Both divisions are responsible for establishing the limit system. In the Finance division, the Risk Controlling unit is accountable for the regular monitoring of the limits approved by the Board of Managing Directors as well as for the reporting on market risks, liquidity risks, operational risks, regulatory and reputational risks as well as risk-bearing capacity. Risk reporting is based on the level of risk and regulatory requirements. The Financial Institutions division monitors the limits defined for credit risks and is responsible for reporting on credit risks, taking into account risk aspects and regulatory requirements.

The compliance risks relevant to Rentenbank are characterized primarily by the fact that non-compliance with material regulatory requirements may result in fines and penalties, claims for damages, and/or the nullity of contracts. This may put the assets of Rentenbank at risk. Rentenbank’s compliance function, a part of the Internal Control System (ICS) and in collaboration with the organizational units, attempts to avoid risks that may arise from non-compliance with the relevant legislation.

The Board of Managing Directors as well as the Audit Committee and the Risk Committee, which are both established by the Board of Supervisory Directors, are informed of the risk situation at least quarterly. If material risk-relevant information or transactions become known and in the case of non-compliance with the MaRisk, the Board of Managing Directors, Internal Audit department and, if necessary, the heads of divisions or

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departments concerned must be notified immediately. The Board of Supervisory Directors is immediately informed of the material risk aspects by the Board of Managing Directors.

The Internal Audit department of Rentenbank is active at the group level, performing the function of a Group Audit department. It reviews and assesses the appropriateness of activities and processes as well as the appropriateness and effectiveness of the RMS and ICS on a risk-based and process-independent basis.

The Group Audit department reports directly to the Board of Managing Directors and carries out its duties independently and on its own initiative. The Board of Managing Directors may issue instructions to perform additional reviews. The members of the Audit Committee as well as the chairmen of the Board of Supervisory Directors and of the Risk Committee may request information directly from the head of Internal Audit.

The risks are monitored generally across segments. If risk monitoring is limited to individual segments, this is stated in the disclosures on the risk types.

Credit risk

Definition

Credit risk is the risk of a potential loss resulting from a default or a deterioration in the credit quality of business partners. Credit risk comprises credit default risk, settlement risk and replacement risk. Credit default risk includes counterparty risk, issuer risk, country risk, structural risk, collateral risk, and equity holding risk.

Issuer, counterparty, and original country risk refer to the potential loss due to defaults or deteriorations in the credit quality of business partners (i.e. counterparties, issuers, countries), taking into account the valuation of collateral. Derivative country risk results from the general economic and political situation in the debtor’s country of incorporation. Derivative country risks are divided into transfer risks and redenomination risks. Transfer risk refers to the inability of a solvent foreign borrower to make interest and principal payments when they are due as a result of economic or political instability. Redenomination risk refers to the risk of converting the notional value of a receivable into another currency. In the case of a conversion into a weaker currency based on a fixed exchange rate, this may be equivalent to a partial disappropriation of the creditors.

Structural risks (e.g. cluster or concentration risks) result from the concentration of the lending business in regions, sectors or on borrowers. Collateral risk arises from the lack of recoverability of loan collateral during the loan term or from an incorrect valuation of collateral. Equity investment risk is the risk of losses incurred due to a negative performance within the portfolio of equity holdings.

The scope of the Group’s business activities is largely defined by Rentenbank’s Governing Law and its statutes. Accordingly, loans for the promotion of agriculture and rural areas are primarily granted to banks in the Federal Republic of Germany or in another EU country as well as Norway. A further prerequisite is that the banks are engaged in business activities with companies operating in the agricultural sector or in the associated upstream or downstream industries or in rural development. In addition, standard promotional business may also be conducted with the German federal states. The special promotional loans are limited to Germany as an investment location. Accordingly, Rentenbank’s lending business is mostly limited to the refinancing of banks and institutions or credit institutions as defined in Article 4 CRR as well as other interbank transactions. The credit risk of the end borrower is borne by the end borrower’s local bank.

Furthermore, all transactions directly related to the fulfillment of the bank’s tasks may be carried out within the limits of Rentenbank’s Governing Law and its statutes. This also includes the purchase of receivables and securities as well as transactions within the framework of the Group’s treasury management and risk management.

Rentenbank is only exposed to company risks as part of the direct loan business. In 2015, no transactions were entered into with companies in this business segment or in the syndicated loan business.

Depending on the type of the transaction, the divisions Promotional Business or Treasury are responsible for new business in promotional lending. The Promotional Business division extends all special promotional loans. The Treasury division is responsible for the purchase of securities, promissory notes and registered bonds as well as for the direct loan business as part of the standard promotional business. It is also

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accountable for new business in the money market and for derivatives. Derivatives are only used as hedging instruments for existing or expected market risks. Furthermore, they are only entered into with counterparties with collateral agreements.

Organization

The Treasury and Promotional Business divisions, front office units according to the MaRisk, are actively involved in the operations of the standard promotional business and securitized promotional business (Treasury) as well as special promotional loans (Promotional Business). In accordance with the MaRisk, certain tasks are to be performed separately from the front office. These tasks (i.e. back office functions) are performed by the Financial Institutions and Collateral & Equity Holdings divisions, while the securitized promotional business is conducted by the Operations Financial Markets department. The Financial Institutions division has an independent second vote and processes new standard promotional loans. The Collateral & Equity Holdings division evaluates the collateral and administers payment instructions. Both divisions are also responsible for the intensified monitoring and management of non-performing loans. Any necessary measures are taken in consultation with the Board of Managing Directors. The members of the Board of Managing Directors responsible for the back office function are responsible for the process.

The Financial Institutions division formulates a group-wide credit risk strategy and is responsible for its implementation. The credit risk strategy is approved annually by the Board of Managing Directors and discussed with the Risk Committee of the Board of Supervisory Directors. In addition, the Financial Institutions division analyzes credit and country risks, inter alia. Business partners and types of transactions are allocated using Rentenbank’s own rating categories. In addition, this division prepares proposals for and has the second vote in credit decisions according to the MaRisk. It also monitors credit risks on an ongoing basis.

Credit risks are managed, monitored, and reported for individual transactions at the borrower level as well as at the level of the group of related customers, at the country level and the level of the total loan portfolio. The Financial Institutions division is also responsible for the methodological development, quality assurance, and monitoring of the procedures used to identify, assess and quantify credit risk. The functional and organizational separation of the Financial Institutions and Collateral & Equity Holdings divisions from the Treasury and Promotional Business divisions ensures independent risk assessment and monitoring. Within the framework of the overall loan portfolio management, the loan portfolio is subdivided by various characteristics. Similar transactions are clustered into product groups.

Credit assessment

The credit ratings are determined in accordance with the bank’s internal risk rating system. They are a key instrument for managing credit risks and the relevant internal limits.

The Financial Institutions division (back office unit according to the MaRisk) is responsible for determining the credit ratings in terms of the bank’s internal risk rating system. This involves allocating individual business partners or types of transactions to one of twenty rating categories. The ten best rating categories AAA to BBB- are assigned to business partners who are subject to low credit risk (Investment Grade). The seven further rating categories (BB+ to C) denote latent or increased latent risks and the final three rating categories (DDD to D) are reserved for non-performing loans or exposures in default.

The credit rankings of our business partners are reviewed at least annually based on the assessment of their annual financial statements and their financial position. In addition to the key performance indicators, the analysis also takes into account qualitative characteristics, the background of the company, and other relevant factors, such as protection schemes or state guarantees. Furthermore, country risk is included in the analysis as a relevant credit quality indicator. In the case of certain products, such as mortgage bonds, the associated collateral or cover assets are regarded as an additional assessment criterion. If new information concerning a deterioration in the financial position or in the economic prospects of a business partner becomes available, the Financial Institutions division also reviews the credit rating and, if necessary, adjusts the internal limits. The internal risk rating system is developed on an ongoing basis and monitored annually.

Quantification of credit risk

We measure credit default risks using statistical methods and classify them according to Rentenbank’s rating system. Historical default rates as published by rating agencies are used to determine the expected loss.

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The Group does not have statistically significant historical data of its own due to the very small number of defaults or credit events in the past decades. In order to assess credit risks, the Group uses a standard scenario to determine the potential annual loss with regard to the loan exposure. The standard scenario is complemented by stress scenarios. These assume a deterioration in credit quality, lower recovery rates, and an increased probability of default. On the basis of these assumptions, the potential annual loss is estimated based on full utilization of the established internal limits. In line with its business model defined by Rentenbank’s Governing Law and its statutes, the Group focuses on interbank business. This results in a material concentration risk. A lump-sum amount (risk buffer) is set aside for the sectoral concentration risk.

In accordance with the risk-bearing capacity concept defined in the risk manual, credit risks are assigned a certain amount of the risk covering potential. The established internal limits are monitored daily to ensure compliance with this amount at all times.

In addition to the stress scenarios, which primarily take into account country-specific effects that need to be backed by the risk covering potential, a further risk scenario determines the risk exposure amount for the gone concern approach. The methodology is based on the Gordy model (so-called One-Factor Model). Moreover, additional worst-case scenarios reflect concentration risks in the credit portfolio. These worst-case scenarios are included in neither of the two risk management approaches (i.e. the going concern approach and the gone concern approach). They are therefore not covered by the risk covering potential. In this context, the main aim is to critically evaluate the results and, if necessary, to determine the related measures, such as reducing internal limits or increasing monitoring intensity. Further stress scenarios can be used on an ad hoc basis to examine the effects of current developments on the risk covering potential.

Limitation and reporting

Risk limitation ensures that the risks assumed are in line with the business strategy, the risk strategy defined in the risk manual, and the Group’s risk-bearing capacity. Within this context, limits are set both at the borrower level and at the level of a group of related customers as well as at the level of the overall loan portfolio.

A maximum limit for all credit risk limits as well as an upper limit for unsecured facilities are determined by the Board of Managing Directors. They thus represent upper limits for the granting of credit risk limits. The appropriateness of both upper limits is reviewed with respect to the risk-bearing capacity, taking into account risk buffers. In addition, country-specific credit and transfer limits have been established.

A limit system manages the level and the structure of all credit risks. Limits are defined for all borrowers, issuers, and counterparties and, if applicable, subdivided by product and maturity. Rentenbank’s risk rating system forms the basis for decisions on establishing limits. In addition, a maximum limit has been set for each group of related customers. The utilization of the limits is determined according to the individual types of business transactions. Furthermore, a certain minimum credit quality is required for certain types of business or limits.

All limits are monitored daily by the relevant back office unit. For money market and promotional loan transactions as well as for equity holdings, the utilization of the limits is measured using the relevant carrying amounts. For the securitized promotional business, the level of utilization of the limits is calculated on the basis of current market prices and, in the case of derivatives, on the basis of the positive fair values of derivative portfolios, taking into account collateral received, if any. Limit reserves are used as a buffer for credit risk resulting from market price fluctuations. The member of the Board of Managing Directors responsible for this back office unit receives a daily report on the risk-related limits and their utilization. The Board of Managing Directors is notified immediately if the limits are exceeded.

Rentenbank has entered into collateral agreements with all counterparties of derivative transactions. These agreements provide for cash collateral denominated exclusively in euros to secure the positive fair values from derivatives in excess of the contractual allowance amounts and minimum transfer amounts. The cash collateral reduces the utilization of limits and thus credit risks.

At the end of each quarter, the Financial Institutions division (back office unit) reports the current credit risk development within the context of the overall risk report based on the MaRisk guidelines to the Board of Managing Directors and the Risk Committee established by the Board of Supervisory Directors.

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Current risk situation

Pursuant to IFRS 7, the maximum exposure to credit risk is to be disclosed without taking into account collateral. Therefore, it corresponds to the carrying amounts or, in the case of irrevocable loan commitments, to the notional amounts of the relevant assets.

Maximum exposure to credit risk pursuant to IFRS 7:

	Dec. 31, 2015 € million	Dec. 31, 2014 € million	Change in € million

Loans and advances to banks	55,457.2	51,407.6	4,049.6
Loans and advances to customers	6,380.9	5,530.3	850.6
Fair value changes of hedged items in a portfolio hedge	1,298.8	1,600.7	- 301.9
Positive fair values of derivative financial instruments	7,238.9	5,958.4	1,280.5
Financial assets	19,912.2	21,701.2	-1,789.0
Irrevocable loan commitments	841.7	195.3	646.4

Total	91,129.7	86,393.5	4,736.2

The Group has received collateral in the form of assignments of receivables, guarantor liability as well as state guarantees for the majority of the risk exposures presented. The remaining risk positions mostly include covered bonds, such as German Pfandbriefe.

As regards the positive fair values of derivative financial instruments, the disclosed maximum exposure to credit risk of EUR 7,238.9 million (2014: EUR 5,958.4 million) represents the carrying amounts in the balance sheet at an individual contract level. In contrast, the risk-related economic collateralization is used for risk mitigation at the counterparty level. For transactions in derivative financial instruments, Rentenbank has concluded collateral agreements with all counterparties on the basis of master agreements with netting provisions. In accordance with IFRS 7, the maximum credit risk exposure to derivative financial instruments amounted to EUR 185.3 million as of December 31, 2015 (2014: EUR 316.6 million), taking into account netting agreements and cash collateral.

Exposure to credit risk by rating category:

Dec. 31, 2015

	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	D € million

Loans and advances to banks	16,327.4	2,172.3	28,309.1	8,635.2	0.0	13.2	0.0
Loans and advances to customers	6,378.3	0.0	0.0	0.0	0.0	0.0	2.6
Fair value changes of hedged items in a portfolio hedge	334.4	10.3	653.4	300.7	0.0	0.0	0.0
Positive fair values of derivative financial instruments	6.0	619.3	4,627.7	1,897.5	88.4	0.0	0.0
Financial assets	12,479.9	3,224.8	2,974.9	1,088.6	144.0	0.0	0.0
Irrevocable loan commitments	120.0	6.9	408.3	306.5	0.0	0.0	0.0

Total	35,646.0	6,033.6	36,973.4	12,228.5	232.4	13.2	2.6

Dec. 31, 2014

	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	D € million

Loans and advances to banks	13,231.9	5,105.4	28,779.1	4,275.5	15.7	0.0	0.0
Loans and advances to customers	5,508.6	0.0	13.0	8.3	0.0	0.0	0.4
Fair value changes of hedged items in a portfolio hedge	364.2	90.1	939.1	207.3	0.0	0.0	0.0
Positive fair values of derivative financial instruments	7.3	2,447.7	3,163.4	340.0	0.0	0.0	0.0
Financial assets	11,251.2	5,794.4	2,420.5	1,882.0	353.1	0.0	0.0
Irrevocable loan commitments	195.3	0.0	0.0	0.0	0.0	0.0	0.0

Total	30,558.5	13,437.6	35,315.1	6,713.1	368.8	0.0	0.4

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The aggregation of carrying amounts in the following two tables is based on the country of incorporation and on the level of the legally independent business partner, without taking into account group relationships.

Risk concentration by country:

Dec. 31, 2015

	Germany		Europe (excl. Germany)		OECD countries (excl. EU)

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	53,903.6	59.2	1,297.8	1.4	255.8	0.3
Loans and advances to customers	6,350.9	7.0	30.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	1,292.6	1.4	6.2	0.0	0.0	0.0
Positive fair values of derivative financial instruments	1,491.5	1.6	5,747.4	6.3	0.0	0.0
Financial assets	3,869.5	4.3	14,369.1	15.8	1,673.6	1.8
Irrevocable loan commitments	835.4	0.9	0.0	0.0	6.3	0.0

Total	67,743.5	74.4	21,450.5	23.5	1,935.7	2.1

Dec. 31, 2014

	Germany		Europe (excl. Germany)		OECD countries (excl. EU)

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	49,526.0	57.4	1,881.5	2.2	0.1	0.0
Loans and advances to customers	5,500.3	6.4	30.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	1,595.3	1.8	5.4	0.0	0.0	0.0
Positive fair values of derivative financial instruments	1,301.0	1.5	4,338.2	5.0	319.2	0.4
Financial assets	5,798.7	6.7	15,400.6	17.8	501.9	0.6
Irrevocable loan commitments	195.3	0.2	0.0	0.0	0.0	0.0

Total	63,916.6	74.0	21,655.7	25.0	821.2	1.0

Risk concentration by group of counterparty:

Dec. 31, 2015

	Private-sector banks/other banks		Foreign banks		Public-sector banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	8,650.4	9.5	1,553.6	1.7	32,790.1	36.0
Loans and advances to customers	1.7	0.0	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	228.9	0.3	6.2	0.0	625.4	0.7
Positive fair values of derivative financial instruments	1,078.2	1.2	4,982.4	5.5	244.3	0.3
Financial assets	2,672.1	2.9	14,461.8	15.9	616.7	0.7
Irrevocable loan commitments	220.8	0.2	6.3	0.0	316.5	0.3

Total	12,852.1	14.1	21,010.3	23.1	34,593.0	38.0

	Cooperative banks		Non-banks

	€ million	%	€ million	%

Loans and advances to banks	12,463.1	13.7	0.0	0.0
Loans and advances to customers	0.0	0.0	6,379.2	7.0
Fair value changes of hedged items in a portfolio hedge	438.3	0.5	0.0	0.0
Positive fair values of derivative financial instruments	168.4	0.2	765.6	0.8
Financial assets	130.9	0.1	2,030.7	2.2
Irrevocable loan commitments	298.1	0.3	0.0	0.0

Total	13,498.8	14.8	9,175.5	10.0

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Dec. 31, 2014

	Private-sector banks/other banks		Foreign banks		Public-sector banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	7,075.5	8.2	1,881.6	2.2	31,232.6	36.2
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	285.6	0.3	5.4	0.0	748.6	0.9
Positive fair values of derivative financial instruments	863.8	1.0	3,901.5	4.5	228.6	0.3
Financial assets	2,488.0	2.9	14,259.2	16.5	2,599.6	3.0
Irrevocable loan commitments	0.0	0.0	0.0	0.0	195.1	0.2

Total	10,712.9	12.4	20,047.7	23.2	35,004.5	40.6

	Cooperative banks		Non-banks

	€ million	%	€ million	%

Loans and advances to banks	11,217.9	13.0	0.0	0.0
Loans and advances to customers	0.0	0.0	5,530.3	6.4
Fair value changes of hedged items in a portfolio hedge	561.1	0.6	0.0	0.0
Positive fair values of derivative financial instruments	207.4	0.2	757.1	0.9
Financial assets	117.4	0.1	2,237.0	2.6
Irrevocable loan commitments	0.0	0.0	0.2	0.0

Total	12,103.8	13.9	8,524.6	9.9

Carrying amounts in the peripheral eurozone countries:

Dec. 31, 2015

	Italy	Portugal	Spain	Total

	€ million	€ million	€ million	€ million

Government bonds	319.6	79.9	93.2	492.7
Bonds and promissory notes of banks	448.4	94.2	1,381.8	1,924.4
Positive fair values of derivative financial instruments			4.7	4.7

Gross exposure	768.0	174.1	1,479.7	2,421.8
Collateral	377.6	94.2	1,381.7	1,853.5

Net exposure	390.4	79.9	98.0	568.3

Dec. 31, 2014

	Italy	Portugal	Spain	Total

	€ million	€ million	€ million	€ million

Government bonds	307.9	130.5	93.9	532.3
Bonds and promissory notes of banks	751.3	169.2	1,885.1	2,805.6
Positive fair values of derivative financial instruments			2.2	2.2

Gross exposure	1,059.2	299.7	1,981.2	3,340.1
Collateral	528.2	169.2	1,887.3	2,584.7

Net exposure	531.0	130.5	93.9	755.4

The peripheral eurozone countries are monitored closely due to their strained economic and fiscal situation.

There are no available credit limits or irrevocable loan commitments with counterparties located in the peripheral eurozone countries and there were no transactions of this type in 2015. The increase in the carrying amounts is exclusively attributable to fair value changes. Until further notice, only derivatives that are backed by cash collateral may be concluded with counterparties from Italy and Spain.

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The government bonds of the peripheral eurozone countries as well as bonds and promissory notes issued by banks from these countries are assigned to the following measurement categories under IFRS:

	Government bonds		Bonds and promissory notes of banks

	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
	€ million	€ million	€ million	€ million

Available for sale	308.0	299.7	1,823.4	2,484.5
Held to maturity	144.1	195.2	0.0	117.5
Loans and receivables	0.0	0.0	0.0	20.7
Designated as at fair value	40.6	37.4	101.0	182.9

Total	492.7	532.3	1,924.4	2,805.6

Allowances for credit losses

In the case of exposures at risk of default, allowances for credit losses are recognized at the level of individual exposures. In this context, impairments resulting from payment defaults are only determined for losses already incurred. The impairment is determined based on the difference between the carrying amount and the present value of the expected cash flows. The method is described in more detail in Note 9 to the consolidated financial statements.

At the level of the annual financial statements of Rentenbank, a specific valuation allowance was reduced from EUR 5.0 million to EUR 2.4 million. This valuation allowance is not recognized at the group level as the related exposure is measured at fair value through profit or loss in the consolidated financial statements. In the year under review, another specific valuation allowance was recorded on loans and advances, amounting to EUR 2.0 million under HGB and to EUR 2.2 million under IFRS. Accordingly, as of December 31, 2015, there were two specific valuation allowances of EUR 4.4 million related to Rentenbank and one specific valuation allowance of EUR 2.2 million related to the Group.

The Group recognized a portfolio valuation allowance of EUR 16.3 million (2014: EUR 14.7 million) based on an expected loss model. The method is described in Note 9 to the consolidated financial statements. Rentenbank recognized a general valuation allowance of EUR 16.2 million (2014: EUR 13.9 million) in its annual financial statements.

Standard scenarios

The basis of the calculations for measuring potential loss under the standard scenario is the annual potential loss related to the amount of utilization, taking into account 1-year probabilities of default. As of December 31, 2015, the cumulative potential loss amounted to EUR 67.7 million (2014: EUR 61.8 million), including a lump-sum amount of EUR 50 million (risk buffer) for sectoral concentration risks in the banking sector. The increase over the previous year is attributable to the credit deterioration of individual exposures as well as to more conservative model assumptions. In the fiscal year 2015, the average potential loss, calculated on a monthly basis, amounted to EUR 64.7 million (2014: EUR 62.7 million). In relation to the risk covering potential allocated to credit risks as of the reporting date, the average potential utilization was 24.9% (2014: 24.1%). The maximum utilization amounted to EUR 67.7 million (2014: EUR 70.8 million). It was thus below the limit of EUR 260 million approved by the Board of Managing Directors for the standard scenario. The lowest utilization during the reporting year amounted to EUR 63.3 million (2014: EUR 61.7 million).

Stress scenarios

In the first stress scenario, the potential loss is calculated based on the full utilization of all prescribed limits, taking into account 1-year probabilities of default. As of December 31, 2015, the potential loss under this stress scenario amounted to EUR 81.0 million (2014: EUR 71.5 million). Under two further scenarios, we simulate an increase of default probabilities by a country-specific factor (at least twice as high), deterioration of credit quality (by at least two notches), and lower recovery ratios for potential losses of collateralized transactions. The stress scenario simulating the highest risk exposure is included in the calculation of the risk covering potential, as part of determining the risk bearing capacity. As of the reporting date, the maximum potential loss calculated under the above stress scenarios was EUR 145.5 million (2014: EUR 126.5 million). The increase over the prior year is – by analogy with the standard scenario – attributable to the credit deterioration of individual exposures in the lower rating categories as well as more conservative model assumptions.

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A lump-sum risk buffer of EUR 50.0 million for concentration risks within the banking sector is also included in the calculations to measure potential credit defaults in the stress scenarios.

Market risk

Definition

Market risks comprise interest rate risks, spread risks, foreign exchange risks, and other price risks. The potential loss is calculated by the Group based on the amount held in the portfolio and the changes in the given market parameters.

The Group makes a distinction between market risks in the form of interest rate risks and IFRS valuation risks.

Interest rate risks stem to a small extent from open fixed-interest positions. The major influencing factors are market rates as well as the amounts and terms of open positions. The risk is recognized in the operating result when the open positions are closed.

IFRS valuation risks arise in connection with hedged items recognized at fair value under IFRS and the associated hedges. The potential risks resulting from fair value measurement under IFRS are included in net gains/losses from fair value and hedge accounting. The market risk from IFRS measurement is realized if the buy-and-hold strategy is breached or a business partner defaults. Cash collateral has to be taken into account if a counterparty to a derivative defaults. Irrespective of this, these measurement results are also reflected in the consolidated statement of comprehensive income, in the risk-bearing capacity calculation and in the regulatory own funds. In the case of regulatory own funds, prudential filters are applied to compensate for the losses arising from the measurement of own issues at fair value.Open currency positions result, to a very limited extent, from fractional amounts related to settlements in foreign currencies. Changes in exchange rates result in minor measurement effects when translating present values of foreign currency balances into the euro.

Organization

Rentenbank does not have a trading book pursuant to Article 4(1) No. 85 and 86 CRR.

The objective of risk management is the qualitative and quantitative identification, assessment, control, and monitoring of market risks. The Treasury division also manages the interest rate risk. The Risk Controlling unit of the Finance division quantifies market risks, monitors limits, and prepares the reports. The Operations Financial Markets department and the Financial Institutions division control the market conformity of the transactions concluded.

Quantification of market risks

Interest rate risks

Interest rate risks are largely reduced at the group-level by hedging balance sheet items with derivatives. Derivatives are entered into on the basis of micro or macro relationships. The effectiveness of micro hedges is monitored daily using valuation units established for the hedging relationships. These economic micro or macro relationships are recognized in accordance with IFRS as hedging relationships accounted for in the balance sheet.

Gains or losses from maturity transformation are realized from money market transactions and, to a lesser extent, from the promotional lending business. Generating income by taking interest rate risks is not a part of Rentenbank’s business strategy.

Gains or losses from maturity transformation result only from short-term open positions as some individual transactions in the promotional business are not instantly hedged due to their low volumes.

To monitor interest rate risks, the Group determines daily the present value sensitivity of all transactions that are subject to interest rate risks and are carried out in the Promotional Business and Treasury Management segments. At the group level, all interest-sensitive positions are analyzed quarterly using a model based on present values. Banks are required to determine regularly the impact of sudden and unexpected interest rate changes on their open positions in the banking book as well as to report these to the German regulatory

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authority. The quarterly analysis of interest rate changes examines as of a specific date, whether a negative change in the present value exceeds 20% of total own funds. The present value is calculated on the basis of scenario analyses, including all financial instruments across segments. However, this measurement does not take into account equity as a permanently available item.

Interest rate risks from open positions are measured on the basis of sensitivities. They may not exceed the risk limits determined by the Board of Managing Directors. Compliance with the limits is monitored daily and reported to the Board of Managing Directors.

IFRS valuation risks

Changes in market parameters in the case of cross-currency basis swap spreads, basis swap spreads, credit spreads, currency exchange rates as well as other prices impact the valuation of financial instruments. Balance sheet items are hedged against interest rate and currency risks using corresponding hedges. In order to recognize economic hedging relationships, the allocation of the hedged items denominated in foreign currencies is based on the fair value option. This involves measuring both the hedging instruments and the hedged items at fair value. The results of a measurement based on the aforementioned market parameters exhibit significant volatility, even if there is an economically perfect hedging relationship.

The potential effects of IFRS valuation risks on the measurement result are simulated in scenario analyses. They are taken into account in the risk covering potential as part of the risk-bearing capacity analysis.

Standard scenarios

Potential market price fluctuations are assumed in the standard scenario. In the case of the money market business and lending business portfolios, the present value sensitivity of each open, interest-sensitive transaction is calculated daily, assuming a parallel shift in the interest rate curve. The result is compared with the relevant limits. The calculation is based on the assumption that the predicted value changes will not be exceeded with a probability of 95%.

Stress scenarios

In order to estimate risks arising from extraordinary market developments, additional scenarios for interest rate changes are calculated for the money market business and lending business portfolios on a regular and an ad hoc basis. Similarly to the standard scenario, the monthly stress scenario assumes a parallel shift in the interest rate curve.

To determine IFRS valuation risks, the calculations assume an increase in the basis swap spreads, the currency exchange rates, and in other prices as well as a reduction of cross currency basis swap spreads and credit spreads. Correlation effects, arising from the aggregation of different types of risk, are taken into account.

The predicted risk values will not be exceeded with a probability of 99%.

Risk buffer

A risk buffer is determined for the standard scenarios and stress scenarios to account for model risks. This also includes the yield risk from open cross-currency basis swaps.

Limitation and reporting

The risk covering potential and, accordingly, the risk limit allocated to market risk in the standard scenario amounts to EUR 19 million (2014: EUR 13 million). The risk buffer is EUR 7.0 million (2014: EUR 0.0 million). Interest rate risks from open positions may not exceed the defined risk limits. Compliance with the limits is monitored daily and reported to the Board of Managing Directors. The Audit Committee and the Risk Committee of the Board of Supervisory Directors are informed quarterly of the outcomes of the risk analyses.

Back testing

The methods used to assess market risks and the market parameters underlying the standard and stress scenarios are validated at least annually.

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In the case of money market business and lending business, the scenario parameters are validated daily using historical interest rate trends.

To monitor interest rate risks at an overall bank level, the results from the daily scenario analyses are validated quarterly using a model based on present values.

Current risk situation

The assumptions and market parameters of the standard and stress scenarios were validated and adjusted during the 2015 fiscal year. The adjustments of the standard and stress scenarios are described in the following.

Standard scenarios

As of December 31, 2015, market risk in the money market business and lending business segments was EUR 10.4 million (2014: EUR 1.6 million) in the case of a parallel shift in the interest rate curve by 40 basis points (bps) (a non-parallel shift by 20 bps (overnight rates), 20 bps (6 months), 20 bps (12 months) and a straight-line increase by 40 bps (15 years)). This equals a utilization of the risk limit of 54.7% (2014: 12.3%). The average limit utilization in the fiscal year 2015 was EUR 3.2 million (2014: EUR 1.2 million) or 20.4% (2014: 6.5%). The maximum risk for the reporting year amounted to EUR 10.5 million (2014: EUR 5.2 million), while the lowest utilization was EUR 0.0 million (2014: EUR 0.02 million). No limits were exceeded in 2014 and 2015. Due to the adjustment of the standard scenario as part of the model validation in 2015, the risk limit also increased by EUR 6 million to EUR 19 million (2014: EUR 13 million). The newly introduced risk buffer amounted to EUR 7.0 million.

Stress scenarios

In the case of stress scenarios, interest rate risk is calculated for the money market business and lending business portfolios. A parallel shift in the interest rate curve by 60 bps is assumed for each portfolio (a non-parallel shift in the interest rate curve by 30 bps (overnight rates), 30 bps (6 months), 30 bps (12 months) and a straight-line increase by 60 bps (15 years). As of the reporting date, the risk exposure amounted to EUR 15.4 million (2014: EUR 2.5 million).

The costs for interest rate basis swaps with different maturities and denominated in the same currency amounted to EUR 215.7 million (2014: EUR 199.8 million) based on a parallel increase in the basis swap spreads by 10 bps (2014: 11 bps) and a widening of OIS IBOR spreads by 79 bps (2014: 75 bps).

A decrease of the cross-currency basis swap spread by 109 bps (2014: increase by 124 bps) is assumed in relation to the costs for interest rate basis swaps with the same maturity and denominated in different currencies. This resulted in a sensitivity of EUR -1,336.0 million (2014: EUR 1,209.3 million).

The credit spreads are based on a debtor’s credit (structural credit quality), collateralization of products and market-specific parameters (e.g. liquidity, spreads of government bonds, arbitrage opportunities). In order to measure sensitivity within the relevant rating category, the stress scenario for the lending business assumes a parallel shift of 89 bps (increase by 102 bps) and the stress scenario for the funding business a parallel shift of 118 bps (increase by 109 bps). The risk exposure was EUR 1,508.7 million (2014: EUR -1,013.6 million).

The potential measurement loss in the case of an increase in the swaption volatilities by 118 bps (2014: 9 bps) amounted to EUR 12.3 million (2014: EUR 1.7 million) and in the case of an increase in cap/floor volatilities by 237 bps (2014: 49 bps) to EUR 0.6 million (2014: EUR 1.6 million).

The risk exposure to the translation of foreign currency positions into the euro assuming an exchange rate change by 44% (2014: absolute change of 104 bps) amounted to EUR 97.9 million (2014: EUR 1.7 million).

We increased the risk buffer to EUR 14.5 million (2014: EUR 6.0 million).

Interest rate risk at the level of the entire bank

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In accordance with the BaFin Circular 11/2011 (BA), sudden and unexpected interest rate changes were simulated using a parallel shift of +(-)200 bps. As of the reporting date, the risk exposure in the case of rising interest rates amounted to EUR 417.0 million (2014: EUR 415.1 million). The ratio based on regulatory own funds amounted to 11.4% (2014: 12.0%). At no point during 2015 or 2014 did the ratio exceed the reporting threshold of 20%.

Foreign currency risks

No material risk was identified for any currency in 2015 or 2014. The following table presents a breakdown of the notional amounts by foreign currency:

Dec. 31, 2015

Notional amounts
in € million	USD	AUD	GBP	NZD	CHF	CAD	NOK	Other	Total

Assets
Loans and advances to banks	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial assets	688.9	50.3	2,272.5	0.0	765.2	224.2	0.0	223.3	4,224.4
Positive fair values of derivative financial instruments	30,187.3	9,949.2	2,536.1	2,235.8	1,190.4	838.2	958.0	1,985.9	49,880.9

Total assets	30,876.3	9,999.5	4,808.6	2,235.8	1,955.6	1,062.4	958.0	2,209.2	54,105.4

Liabilities
Liabilities to banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Liabilities to customers	96.4	0.0	13.6	13.2	0.0	0.0	0.0	38.1	161.3
Securitized liabilities	29,820.7	9,949.2	2,521.9	2,222.6	1,190.6	838.2	958.0	1,642.0	49,143.2
Subordinated liabilities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	381.5	381.5
Negative fair values of derivative financial instruments	959.1	50.3	2,273.1	0.0	765.0	224.2	0.0	147.6	4,419.3

Total liabilities	30,876.2	9,999.5	4,808.6	2,235.8	1,955.6	1,062.4	958.0	2,209.2	54,105.3
Net currency position	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Dec. 31, 2014

Notional amounts
in € million	USD	AUD	GBP	NZD	CHF	CAD	NOK	Other	Total

Assets
Loans and advances to banks	0.1	0.0	0.0	0.0	49.9	0.0	0.0	0.0	50.0
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial assets	707.1	50.6	1,410.0	0.0	47.4	241.0	0.0	194.5	2,650.6
Positive fair values of derivative financial instruments	26,264.3	9,450.7	2,159.8	1,694.7	1,363.9	880.3	1,410.1	2,069.8	45,293.6

Total assets	26,971.5	9,501.3	3,569.8	1,694.7	1,461.2	1,121.3	1,410.1	2,264.3	47,994.2

Liabilities
Liabilities to banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Liabilities to customers	111.2	0.0	12.8	0.0	0.0	0.0	0.0	34.4	158.4
Securitized liabilities	25,976.3	9,450.7	2,147.0	1,694.7	1,363.9	880.3	1,410.1	1,759.9	44,682.9
Subordinated liabilities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	344.3	344.3
Negative fair values of derivative financial instruments	883.9	50.6	1,410.0	0.0	97.3	241.0	0.0	125.7	2,808.5

Total liabilities	26,971.4	9,501.3	3,569.8	1,694.7	1,461.2	1,121.3	1,410.1	2,264.3	47,994.1

Net currency position	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Liquidity risk

Definition

Liquidity risk refers to the risk that the Group is not able to meet its current or future payment obligations without restrictions or that the Group is unable to raise the required funds on the expected terms and conditions.

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Market liquidity risk is defined by the Group as the risk that assets may not be able to be sold instantaneously or that they can only be sold at loss. Market liquidity risk may have a negative effect on liquidity risk.

Controlling and monitoring

Rentenbank’s open cash balances are limited by an amount defined by the Board of Managing Directors on the basis of the funding opportunities available to Rentenbank. The Finance division monitors the liquidity position and the utilization of the limits daily and submits reports to the Board of Managing Directors and the Treasury division.

Instruments available for managing the short-term liquidity position include interbank funds, collateralized money market funds, the issuance of ECP, and open-market transactions with the Deutsche Bundesbank. In addition, Rentenbank may purchase securities for liquidity management purposes. It may also borrow funds with terms of up to two years via the Euro Medium Term Note (EMTN) program or by issuing promissory notes, global bonds, and domestic financial instruments.

In order to limit short-term liquidity risks of up to one month, the calculatory liquidity requirement may not exceed the amount of liquid assets pursuant to the Liquidity Coverage Ratio (LCR). For terms of one month to two years, the calculatory liquidity requirement is limited to the freely available funding potential. In accordance with the MaRisk, the Group maintains liquidity reserves that are sufficient, sustainable, and highly liquid to meet the short-term funding needs of at least one week and to cover any additional liquidity needs arising from the stress scenarios. In addition, for the purpose of calculating medium and long-term liquidity, expected cash inflows and outflows over the next 2 to 15 years are aggregated into quarterly segments and carried forward. The cumulative cash flows may not exceed the negative limit set by the Board of Managing Directors.

The appropriateness of the stress tests as well as the underlying assumptions and methods to assess the liquidity position are reviewed at least annually.

Under the risk-bearing capacity concept, liquidity risks are not covered by the risk covering potential, but by counterbalancing capacity or liquid assets. This is due to the fact that the Group has sufficient cash funds. Furthermore, Rentenbank’s triple-A ratings, inter alia, enable it to raise additional funds in the interbank markets. In case of market disruptions, cash funds are also obtained from Eurex Clearing AG (collateralized money market funds in the form of securities repurchase agreements) and from the Deutsche Bundesbank (in the form of securities pledge and credit claims as eligible collateral in accordance with the KEV (Krediteinreichungsverfahren) procedure).

Special aspect: Rentenbank as issuer of LCR-qualifying bonds

In accordance with the LCR, the bonds issued by Rentenbank are classified as liquid assets in the EU. Our bonds also qualify as highly liquid assets in other jurisdictions, such as the United States and Canada. This offers us additional options for action in case of urgent liquidity needs.

Stress scenarios

Stress scenarios are intended to examine the effects of unexpected events on Rentenbank’s liquidity position. The main liquidity scenarios are an integral part of the internal control model. They are calculated and monitored monthly. The scenario analyses take into account price declines of securities, simultaneous drawdowns of all irrevocable credit commitments, defaults by major borrowers and calls of cash collateral from collateral agreements, resulting from an increase in the negative fair values or a decrease in the positive fair values of the derivative portfolios. A scenario mix is used to simulate the cumulative occurrence of stress scenarios. Stress tests are also performed on an ad hoc basis if risk-related events occur.

Liquidity ratios pursuant to the Liquidity Regulation

Pursuant to the German Liquidity Regulation (Liquiditätsverordnung), cash balances and payment obligations are determined daily for the various cash-related on-balance sheet and off-balance sheet transactions. These are weighted according to regulatory requirements and a ratio is calculated. Moreover, these ratios are also calculated and extrapolated for future reporting. In the 2015 reporting year, the monthly reported liquidity

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ratio for the period of up to 30 days was between 2.40 and 3.65 (2014: 2.71 and 4.38, respectively), thus significantly exceeding the 1.0 ratio defined by regulatory requirements.

Liquidity ratios pursuant to the CRR

The liquidity ratios LCR and NSFR (Net Stable Funding Ratio) are used to limit liquidity risk. The objective is to enable banks to remain liquid even during periods of stress by holding a liquidity buffer and maintaining stable funding. Since October 2015, the minimum LCR requirement (i.e. the ratio of high-quality liquid assets to total net cash outflows) has been 0.6. The required ratio will increase annually until it reaches 1.0 in 2018. The NSFR is still in the observation period. The ratio measures the available amount of stable funding relative to the required amount of stable funding and is required to be over 100%. The decision on implementing the NSFR in the year 2018 will be made at a later date. The minimum ratio of the LCR and the currently expected minimum ratio of NSFR were complied with in the reporting year 2015.

Reporting

The Board of Managing Directors is provided with a daily report on the short-term liquidity projection and with a monthly liquidity risk report on the medium and long-term liquidity. The latter also includes the results of the scenario analyses, the liquidity ratios LCR and NSFR, and the calculation of the liquidity buffer pursuant to the MaRisk. The Audit Committee and the Risk Committee of the Board of Supervisory Directors are informed on a quarterly basis.

Current risk situation

In general, Rentenbank attempts to ensure that its lending business is funded with matching maturities. Thus, liquidity risks are kept at a low level. The triple-A ratings and the status as a government agency enable Rentenbank to obtain short-term funding in the money and capital markets. In addition, the bank holds liquid assets. In case of market disruptions, funds may be raised in the amount of the freely available funding potential. This has always covered the bank’s liquidity requirements for a period of up to two years.

The limit for medium and long-term liquidity requirements was not exceeded in the fiscal years 2015 and 2014.

Stress scenarios

Rentenbank also performs scenario analyses for liquidity risks. In these analyses, the liquidity requirements resulting from all scenarios are added to already known cash flows to examine the effects on Rentenbank’s solvency. As in the prior year, the results of the scenario analyses demonstrated that as of the balance sheet date, the Group is able to meet its payment obligations at all times without restrictions.

Operational risk

Definition

Operational risks arise from failed or inadequate systems, processes, people, or external events. Operational risks include legal risks, risks from money laundering, terrorist financing or other criminal acts, risks from outsourcing, operating risks, and event or environmental risks. They do not comprise entrepreneurial risks, such as business risks, regulatory risks or reputational risks.

Organization

The Group manages operational risk by taking various measures to eliminate the cause of the risk, to control the risk, or to limit damage. These measures include organizational arrangements (e.g. separation of trading and settlement units as well as of front and back office units, principle of dual control), detailed work instructions, and qualified personnel.

Legal risk is managed and monitored by the Legal & Human Resources division. It informs the Board of Managing Directors of the current or potential legal disputes on an ad-hoc basis and as well as in semi-annual reports. The Group uses, as far as possible, standardized contracts to avoid legal risks arising from business transactions. The Legal department is involved early in decision-making and significant projects are to be carried out in collaboration with the Legal & Human Resources division. The Legal & Human Resources

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division is responsible for engaging and instructing external lawyers in Germany and abroad. Legal disputes are recorded immediately in the incident reporting database. They are monitored using a risk indicator for the purpose of early risk identification.

In addition, Rentenbank has established a Compliance function and a central unit for the prevention of money laundering, terrorist financing and other criminal acts. Risks arising from money laundering, terrorist financing and other criminal acts are identified on the basis of a hazard analysis in accordance with Section 25h KWG. As these may put the Group’s assets at risk, organizational measures are defined to optimize risk prevention. For this purpose, the Group also analyzes whether general and bank-specific requirements for an effective organization are complied with.

Risks involved in outsourcing are regarded as operational risks. Rentenbank uses decentralized monitoring for outsourcing, comprising risk management and risk monitoring. A distinction is made between significant and insignificant outsourcing based on a standardized risk analysis. Significant outsourcing is subject to specific requirements, in particular with respect to the outsourcing contract, the intervals of the risk analysis, and reporting.

Operating risks as well as event or environmental risks are identified on a group-wide basis. They are managed and monitored based on their materiality.

The Group has appointed an Information Security Officer (ISO) and implemented an Information Security Management System (ISMS). The ISO monitors compliance with the requirements defined by the ISMS to ensure confidentiality, availability, and integrity of the information processing and storage systems. The ISO is involved in the case of critical IT-related incidents.

An emergency manual describes the disaster prevention measures and the emergency procedures in the event of a disaster. Further emergency plans are to be applied in the case of potential business disruptions. The outsourcing of time-critical activities and processes is also included in these plans.

Quantification of operational risk

As part of the risk-bearing capacity concept, operational risks are quantified using a process based on the regulatory basic indicator approach. The factors underlying the standard and stress scenarios were defined on the basis of business volume.

All incidents occurring in the Group are systematically recorded in an incident reporting database and subsequently analyzed. All current incidents and near-incidents are recorded by the relevant operational risk officers on a decentralized basis. The Risk Controlling unit is accountable for the analysis and aggregation of the incidents as well as for the methodological development of the instruments used.

Rentenbank also carries out self-assessments in the form of workshops. At least annually, material operational risk scenarios are analyzed and assessed with regard to the business processes that are significant for Rentenbank’s business model. Fraud prevention aspects are also examined. Identified material operational risks are reduced by additional preventive measures.

The Group has defined risk indicators for contingent losses for all material risk types. This ensures an early response to changes in the Group’s risk profile. This allows appropriate measures to be taken to manage risk.

Limitation and reporting

The limit for operational risks is derived using the modified regulatory basis indicator approach. Reports are prepared on a quarterly basis and submitted to the senior management, the Board of Managing Directors, the Audit Committee and the Risk Committee of the Board of Supervisory Directors.

Current risk situation

The risk value for operational risk in the standard scenario amounted to EUR 24.6 million as of the reporting date (2014: EUR 27.2 million). Under the stress scenario, the risk exposure amounted to EUR 49.2 million (2014: EUR 54.5 million) as of the reporting date.

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In the fiscal year 2015, four significant incidents (valued at more than EUR 5 thousand) were entered into the incident reporting database with a potential net loss of EUR 1,466 thousand. In the previous year, there were three significant single losses from operational risks with a total net loss of EUR 68 thousand. This amount was reduced to EUR 35 thousand during the fiscal year 2015.

All risk indicators were below the defined thresholds as of the reporting date.

Regulatory and reputational risks

Definition

Regulatory risk is the risk that a change in the regulatory environment could adversely affect the Group’s business activities or operating result and that regulatory requirements are not sufficiently met.

Reputational risks refer to the risk of negative economic effects from damages to the Group’s reputation. Reputational risks may, inter alia, pose a threat Rentenbank’s ability to fund its business.

Controlling and monitoring

Within the Group, the Regulatory Matters working group, which also comprises the Compliance desk, ensures that regulatory risks are identified and managed at an early stage.

Regulatory and reputational risks may adversely affect new business, especially funding and margins. Rentenbank’s promotional mandate and the state guarantee are major factors contributing to the triple-A ratings. Therefore, regulatory and reputational risks need to be assessed against this background.

Apart from the monthly target/actual comparisons in the income statement, risks are also monitored using the entries in the incident reporting database and in the self-assessments. Potential incidents are characterized by a low probability of occurrence, but a potentially high loss amount.

Limitation and reporting

The Group determines the limit for regulatory and reputational risks on the basis of an income scenario. This involves determining and assessing the negative impact arising from certain risk scenarios. These scenarios assume, inter alia, a decline in new business volume or decreasing margins based on certain probabilities of occurrence. Reports are prepared on a quarterly basis and submitted to the senior management, the Board of Managing Directors, the Audit Committee and the Risk Committee of the Board of Supervisory Directors.

Current risk situation

As of the reporting date, the risk value determined for regulatory and reputational risks amounted to EUR 22.2 million in the standard scenarios and to EUR 44.5 million in the stress scenario.

As in the prior year, no loss incurring events related to regulatory or reputational risks occurred during the reporting period.

Risk-bearing capacity – going concern approach

The risk-bearing capacity calculation compares the sum of the capital charges resulting from the Group’s credit, market, and operational risks as well as regulatory and reputational risks with an amount of the risk covering potential.

In accordance with the risk-bearing capacity concept, liquidity risks are not included in the calculation. Instead, they are limited by the freely available funding potential and liquid assets. The risk-bearing capacity concept is based on the going concern assumption. The length of an observation period is one year.

The going concern approach assumes that an enterprise will continue in operation for the foreseeable future. After deducting regulatory capital requirements and the regulatory adjustment items related to the risk covering potential, sufficient capital components must be available to cover the risks from the stress scenarios. The stress scenarios are defined using conservative parameters (i.e. the predicted risk value will not be exceeded with a probability of 99%). Regulatory own funds were determined using a Common Equity Tier 1 ratio (CET 1 ratio) of 12.0%, based on the warning threshold defined in the recovery plan.

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Risk covering potential

The risk covering potential is used to cover expected and unexpected losses. It is derived from the consolidated figures under IFRS. Risk covering potential 1 is used to cover risks from the standard scenarios, while risk covering potential 2 covers risks from the stress scenarios.

The following table provides a breakdown of the risk covering potential as of the balance sheet date:

	Dec. 31, 2015 € million	Dec. 31, 2014 € million

Available operating result	187.8	205.0
Retained earnings (pro rata)	156.2	103.0

Risk covering potential 1	344.0	308.0

Retained earnings (pro rata)	1,118.9	947.3
Own credit risk	- 0.1	0.0
Revaluation reserve	61.6	112.5
Undisclosed liabilities from securities	- 3.7	0.0

Risk covering potential 2	1,520.7	1,367.8

Retained earnings (pro rata)	2,200.0	1,995.8
Subscribed capital	135.0	135.0
Risk covering potential 3	3,855.7	3,498.6

The operating result available in the amount of EUR 188 million (2014: EUR 205 million) can be derived from the planned result under IFRS. Due to the increased regulatory requirements under the going concern approach, the Group has increased the pro-rata retained earnings in the risk covering potential 3.

The allocation of the risk covering potential 1 to the risk types credit risk, market risk, and operational risk as well as regulatory and reputational risk is presented in the following table:

	Allocated risk covering potential
	Dec. 31, 2015		Dec. 31, 2014

	€ million	%	€ million	%

Credit risk	260.0	75.6	260.0	84.4
Market risk	26.0	7.5	13.0	4.2
Operational risk	35.0	10.2	35.0	11.4
Regulatory and reputational risk	23.0	6.7

Total risk exposure	344.0	100.0	308.0	100.0

Risk covering potential 1	344.0	100.0	308.0	100.0

In the year under review, regulatory and reputational risks were included to be backed by the risk covering potential for the first time.

The risk covering potential 2 is used as an overall limit and not allocated to the individual risk types.

Risk scenarios

The calculation of the potential utilization of the risk covering potential is based on the analysis of standard and stress scenarios. In this context, the Group determines risk exposures to credit, market and operational risks as well as to regulatory and reputational risk in accordance with the selected scenarios.

Standard scenarios

The standard scenarios assume credit defaults, potential market price changes as well as the occurrence of significant operational, regulatory and reputational damages. The resulting change of the risk exposures is compared with the risk covering potential 1. The potential loss from the standard scenarios should not exceed the available operating result plus a portion of retained earnings (risk covering potential 1). In the case of standard scenarios for credit, market and operational risks as well as regulatory and reputational risk, the predicted risk value will not be exceeded with a probability of 95%. The risks are monitored on a daily basis.

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The risk exposures of the individual risk types as well as the utilization of the risk covering potential are presented in the following table:

	Standard scenarios

	Dec. 31, 2015		Dec. 31, 2014

	€ million	%	€ million	%

Credit risk	67.7	51.3	61.8	68.2
Market risk	17.4	13.2	1.6	1.8
Operational risk	24.6	18.7	27.2	30.0
Regulatory and reputational risk	22.2	16.8	—	—

Total risk exposure	131.9	100.0	90.6	100.0

Risk covering potential 1	344.0		308.0

Utilization		38.3		29.4

A lump sum amount of EUR 50 million (risk buffer) is included in the credit risk scenarios to account for sectoral concentration risks. A risk buffer of EUR 7 million is held for the first time for the standard scenarios of market risks to account for model risks. This also includes the revenue risk from open cross-currency basis swaps.

The warning indicator (risk appetite) of 80% each of the risk covering potential 1 for risks under the standard scenarios was not exceeded in 2015 and 2014.

Stress scenarios

The stress scenarios are used to analyze the effects of exceptional variations in parameters. As regards credit risk within the total loan portfolio, we assume full utilization of all internal counterparty limits, deteriorations in the credit quality of our counterparties, higher country-specific probabilities of default as well as higher loss given default percentages within the overall loan portfolio.

The stress scenarios for market risks include a parallel shift in the yield curve and a change in:

•	the costs for interest rate basis swaps denominated in the same currency

•	the costs for currency swaps denominated in different currencies

•	credit spreads

•	swaption volatilities

•	cap/floor volatilities

•	exchange rates

As regards operational risks and regulatory and reputational risks, we assume an amount of incidents that is twice as high under the stress scenario as under the standard scenario.

The projected risk exposure will not be exceeded with a probability of 99%.

The risk exposures from the individual risk types (credit risk, market risk, operational risk, regulatory and reputational risk) are aggregated and compared with the risk covering potential 2. In the case of market risks, correlation effects are taken into account when aggregating individual risks, in particular IFRS valuation risks.

The following tables present the calculated utilization of the risk covering potential as well as risk exposures to market risks by risk type:

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	Stress scenarios

	Dec. 31, 2015		Dec. 31, 2014

	€ million	%	€ million	%

Credit risk	145.5	18.9	126.5	21.7
Market risk	529.1	68.9	403.0	69.0
Operational risk	49.2	6.4	54.5	9.3
Regulatory and reputational risk	44.5	5.8	—	—

Total risk exposure	768.3	100.0	584.0	100.0

Risk covering potential 2	1,520.7		1,367.8

Utilization		50.5		42.7

	Stress scenarios

	Dec. 31, 2015		Dec. 31, 2014

	€ million	%	€ million	%

Market risk (interest rate risks)	15.4	2.9	2.5	0.6
Market risk (IFRS valuation risks)	499.2	94.4	394.5	97.9
Of which cross-currency basis swap spreads	-1,336.0		1,203.3
Of which basis swap spreads	215.7		199.8
Of which credit spreads	1,508.7		-1,013.6
Of which cap/floor volatilities	0.6		1.6
Of which swaption volatilities	12.3		1.7
Of which currency translation	97.9		1.7

Market risk (risk buffer)	14.5	2.7	6.0	1.5

The warning indicator of 80% of the risk covering potential 2 for risks under each of the stress scenarios was not exceeded in 2015 and 2014.

Going concern approach

After deducting regulatory capital requirements and adjustment items related to the risk covering potential, sufficient capital must be available to cover the risks from stress scenarios. This capital equals the risk covering potential 2.

After fulfilling the regulatory minimum capital ratios, the risk covering potential 2 available as of the reporting date was sufficient to cover risk exposures under the stress scenarios.

Under the 5-year-planning report of December 31, 2015, there is sufficient capital available to also cover the stress scenarios under the going concern approach after meeting the regulatory capital ratios.

Risk-bearing capacity – gone concern approach

As an additional risk management approach, risk-bearing capacity is monitored using the gone concern approach.

The gone concern approach focuses on creditor protection. Therefore, all hidden reserves and liabilities are taken into account in the risk covering potential. The remaining amount of the risk covering potential must be sufficient to cover the effects arising from the more conservative stress scenarios. Gone concern scenarios are simulated for credit, market, operational risks and regulatory and reputational risks based on a probability of 99.9%. The scenarios are quantified using strict risk measures and parameters based on rare loss events.

The gone concern scenarios for credit risk and market risks are determined using the same assumptions as in the stress scenarios, but based on the higher probability of 99.9%. As regards operational risk and regulatory and reputational risk, we assume a risk exposure that is four times higher under the gone concern scenario than under the standard scenario.

The maximum risk covering potential is determined in order to cover risks from the gone concern scenarios by the risk covering potential. Unplanned or unrealized profits (available operating result) are not taken into account. By contrast, hidden reserves and hidden liabilities are included in full.

The potential loss calculated under the gone concern scenarios should not exceed the risk covering potential. This risk management approach primarily serves to observe and critically evaluate the results. The monitoring did not result in any adjustments on the going concern approach. Under the gone concern approach, the risk-bearing capacity was maintained at all times during 2015 and 2014.

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Inverse stress tests and economic downturn

Credit, market, liquidity, operational risks and regulatory and reputational risks were also subject to an inverse stress test. The starting point is the maximum loss to be borne in the amount of the risk covering potential. The assumed scenarios have a low probability of occurrence.

The effects of an economic downturn on the risk-bearing capacity are also assessed. The Group’s risk-bearing capacity was not at risk under this scenario during 2015 and 2014.

Regulatory capital ratios

The Group applies the waiver provision by virtue of Article 7(3) CRR on an individual basis in accordance with Article 6(1) CRR. Eligible own funds and risk-weighted assets are presented in accordance with IFRS. Both total capital ratio and Tier 1 capital ratio of 23.2% (2014: 19.3%) and 20.2% (2014: 16.4%), respectively, were above regulatory requirements. In addition, Rentenbank complies with the minimum ratio of CET 1 pursuant to SREP.

Financial reporting process

The tasks of the financial reporting process range from account allocation and processing of transactions to preparation of the required annual and consolidated financial statements.

The objective of the accounting-related ICS/RMS is compliance with financial reporting standards and regulations as well as adherence of financial reporting with generally accepted accounting principles.

The consolidated financial statements of Rentenbank are prepared in accordance with all IFRS required to be applied in the EU for the reporting period and the additional requirements of German commercial law under Section 315a (1) HGB, taking into account the uniform accounting policies set out in the Group Manual. Rentenbank prepares its financial statements in accordance with HGB and the German Credit Institutions Accounting Regulation (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute – RechKredV).

The rules are documented in manuals and work instructions. The Finance division monitors these on a regular basis and adjusts them, if necessary, to take into account any changes in legal, regulatory and process-related requirements. The involvement of the Finance division in the New Product Process ensures that new products are included in the financial reporting system.

The documentation of the financial reporting process complies with German Accepted Accounting Principles (Grundsätze ordnungsmäßiger Buchführung – GoB) and is presented in a manner comprehensible to knowledgeable third parties. The relevant records are kept in accordance with the statutory retention periods.

There is a clear separation of functions of the organizational units primarily involved in the financial reporting process. Accounting for money market business, loans, securities, and liabilities is made in separate sub-ledgers in different organizational units. The data from the sub-ledgers are transferred to the general ledgers via automated interfaces. The Finance division is responsible for accounting, the definition of account allocation rules, methodology for booking transactions, parameterization of the accounting software, and the administration of the financial accounting system.

Fair value measurement is performed daily on an automated basis using external market prices or accepted valuation models.

The annual financial statements of the subsidiaries included in the consolidated financial statements are reconciled to IFRS, taking into account group-wide accounting policies, and are included in Rentenbank’s consolidated financial statements by way of full consolidation. The entire process, including consolidation measures, is subject to the principle of dual control as well as to mandatory plausibility and consistency checks.

Rentenbank uses internally developed financial accounting software. The granting of authorizations for necessary tasks only is intended to protect the financial reporting process against unauthorized access. Plausibility checks are conducted to avoid errors. In addition, the principle of dual control, standardized reconciliation routines as well as comparison of plan data and actual figures are intended to ensure that errors

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are identified and corrected in a timely fashion. These measures also ensure the correct recognition, presentation and measurement of assets and liabilities.

Process-independent reviews performed by the Internal Audit department are conducted regularly to assess whether the accounting-related ICS/RMS is working efficiently.

Timely, reliable and relevant reports are provided to the responsible persons within the framework of the management information system. The Board of Supervisory Directors and its committees are regularly informed by the Board of Managing Directors about current business developments. In addition, information about extraordinary events is provided without delay.

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Consolidated financial statements

Consolidated statement of comprehensive income
for the period from January 1 to December 31, 2015

		Notes	Jan. 1 to Dec. 31, 2015 € million	Jan. 1 to Dec. 31, 2014 € million

1)	Income statement
	Interest income		3,734.4	3,532.3
	Interest expense		3,403.4	3,207.5

	Net interest income	25	331.0	324.8
	Allowance for credit losses/promotional contribution	26	18.6	15.3
	Of which additions to promotional contribution		82.1	75.3
	Of which utilization of promotional contribution		67.3	63.0

	Net interest income after allowance for credit losses/promotional contribution		312.4	309.5
	Fee and commission income		0.2	0.2
	Fee and commission expenses		2.4	1.8

	Net fee and commission income	27	-2.2	-1.6
	Administrative expenses	28	65.0	59.3
	Other operating result	29	-4.4	-2.8
	Net gains/losses from fair value and hedge accounting	30	204.9	-183.5
	Net result from taxes	31	-2.6	-1.9

	Group’s net income		443.1	60.4
2)	Other comprehensive income
	Items that may be reclassified subsequently to profit or loss in certain circumstances:
	Result from available-for-sale instruments	54	-56.5	92.5
	Items that will not be reclassified to profit or loss:
	Actuarial gains/losses from pension obligations	51	5.7	-26.5

	Other comprehensive income		-50.8	66.0

3)	Group’s total comprehensive income		392.3	126.4

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For informational purposes: Reconciliation to distributable profit

	Jan. 1 to Dec. 31, 2015 € million	Jan. 1 to Dec. 31, 2014 € million

Group’s net income	443.1	60.4
Releases from retained earnings
a) from guarantee reserve pursuant to Section 2 (3) of Rentenbank’s Governing Law	23.1	21.6
b) from other retained earnings	0.0	0.0
Additions to retained earnings
a) to principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law	65.9	62.8
b) to other retained earnings	386.0	5.4

Distributable profit	14.3	13.8

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Consolidated balance sheet as of December 31, 2015

	Notes	Dec. 31, 2015 € million	Dec. 31, 2014 € million

Assets
Cash and balances with central banks	34	21.2	29.0
Loans and advances to banks	35	55,457.2	51,407.6
Of which promotional contribution	37	-343.7	-326.4
Loans and advances to customers	36	6,380.9	5,530.3
Of which promotional contribution	37	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	38	1,298.8	1,600.7
Positive fair values of derivative financial instruments	39	7,238.9	5,958.4
Financial assets	40	19,912.2	21,701.2
Investment property	41	14.4	14.9
Property and equipment	42	22.6	22.3
Intangible assets	43	12.9	13.6
Current income tax assets	44	1.2	1.7
Deferred tax assets	45	0.0	0.2
Other assets	46	2,932.3	2,565.8

Total assets		93,292.6	88,845.7

Liabilities and equity
Liabilities to banks	47	2,829.3	2,184.7
Liabilities to customers	48	4,408.3	4,954.7
Securitized liabilities	49	71,544.9	69,178.8
Negative fair values of derivative financial instruments	50	7,152.9	6,810.6
Provisions	51	161.1	164.0
Subordinated liabilities	52	729.4	691.8
Other liabilities	53	2,780.8	1,553.7
Equity	54	3,685.9	3,307.4
Subscribed capital		135.0	135.0
Retained earnings		3,474.9	3,046.1
Revaluation reserve		61.7	112.5
Distributable profit		14.3	13.8

Total liabilities and equity		93,292.6	88,845.7

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Consolidated statement of changes in equity

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Distributable profit	Total equity

Jan. 1, 2015	135.0	3,046.1	112.5	13.8	3,307.4
Group’s net income		428.8		14.3	443.1
Unrealized gains/losses from available-for-sale instruments			-56.5		-56.5
Actuarial gains/losses from pension obligations			5.7		5.7

Group’s total comprehensive income	0.0	428.8	-50.8	14.3	392.3

Appropriation of distributable profit				-13.8	-13.8

Dec. 31, 2015	135.0	3,474.9	61.7	14.3	3,685.9

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Distributable profit	Total equity

Jan. 1, 2014	135.0	2,999.5	46.5	13.3	3,194.3
Group’s net income		46.6		13.8	60.4
Unrealized gains/losses from available-for-sale instruments			92.5		92.5
Actuarial gains/losses from pension obligations			-26.5		-26.5

Group’s total comprehensive income	0.0	46.6	66.0	13.8	126.4

Appropriation of distributable profit				-13.3	-13.3

Dec. 31, 2014	135.0	3,046.1	112.5	13.8	3,307.4

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Consolidated cash flow statement

	Notes	2015 € million	2014 € million

Group’s net income		443.1	60.4
Non-cash items included in Group’s net income and reconciliation to cash flow from operating activities:
Amortization, depreciation and allowance of intangible assets, property and equipment, and investment property	28	6.2	5.7
Allowance for credit losses/promotional contribution	26	16.7	15.1
Additions to/reversals of provisions	51	12.3	45.6
Gains/losses from the disposal of property and equipment		0.1	0.1
Change in other non-cash items		0.2	1.3
Net gains/losses from fair value and hedge accounting	30	-201.9	183.5
Net interest income	25	-331.0	-324.9

Subtotal		-54.3	-13.2
Changes in assets and liabilities after adjustment of non-cash items:
Loans and advances to banks	35	-4,068.0	-1,674.1
Loans and advances to customers	36	-851.6	40.3
Positive fair values of derivative financial instruments	39	-1,280.5	-2,722.3
Financial assets	40	8.6	-835.1
Other assets		-63.6	-1,775.3
Liabilities to banks	47	644.6	-3,365.2
Liabilities to customers	48	-546.4	-194.1
Securitized liabilities	49	2,366.1	8,317.9
Negative fair values of derivative financial instruments	50	342.3	1,014.0
Other liabilities		1,201.3	1,051.2
Interest received	25	3,727.8	3,526.7
Dividends received	25	6.6	5.7
Interest paid	25	-3,403.4	-3,207.5

Valuation adjustments		201.9	-183.5
Cash flows from operating activities		-1,768.6	-14.5
Cash flows from operating activities		-1,768.6	-14.5
Proceeds from repayment/disposal of:
Financial assets	40	5,260.7	2,912.5
Property and equipment	42	0.1	0.2
Payments for acquisition of:
Financial assets	40	-3,480.3	-2,885.1
Intangible assets and property and equipment	42.43	-5.9	-3.3

Cash flows from investing activities		1,774.6	24.3
Subordinated liabilities	52	0.0	0.0
Appropriation of distributable profit pursuant to Section 9 of Rentenbank’s Governing Law		-13.8	-13.3

Cash flows from financing activities		-13.8	-13.3

Cash and cash equivalents at beginning of period		29.0	32.5
Cash flows from operating activities		-1,768.6	-14.5
Cash flows from investing activities		1,774.6	24.3
Cash flows from financing activities		-13.8	-13.3

Cash and cash equivalents at end of period		21.2	29.0

The consolidated cash flow statement shows the changes in cash and cash equivalents for the fiscal years 2015 and 2014 from operating, investing, and financing activities. Cash and cash equivalents correspond to cash and balances with central banks reported in the consolidated balance sheet.

The reported cash flows from operating activities were determined using the indirect method. Under this method, the Group’s net income is adjusted for non-cash items, such as depreciation, amortization, measurement gains or losses, and additions or reversals of provisions. The Group’s adjusted net income is further adjusted for cash-related changes in assets and liabilities attributable to operating activities. Interest paid and received, together with dividends, are classified as cash flows from operating activities. The cash flows from investing and financing activities were directly derived from financial accounting.

The Group’s liquidity management focuses on Rentenbank. The consolidated cash flow statement, prepared in accordance with IAS 7, is only of limited informative value as an indicator of the liquidity position. For further details on the Group’s liquidity management, please refer to the information provided in the combined management report.

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Notes to the consolidated financial statements

Application of new or amended standards and interpretations

Accounting policies
(1)	General disclosures
(2)	Accounting estimates and judgments
(3)	Scope of consolidation
(4)	Consolidation principles
(5)	Financial instruments
(6)	Determination of the fair value for financial instruments
(7)	Hedge accounting
(8)	Hybrid financial instruments (embedded derivatives)
(9)	Impairment of financial assets
(10)	Currency translation
(11)	Genuine repurchase agreements, collateralized loans, and securities lending transactions
(12)	Accounting for leases
(13)	Allowance for credit losses/promotional contribution
(14)	Investment property
(15)	Property and equipment
(16)	Intangible assets
(17)	Impairment of non-financial assets
(18)	Other assets
(19)	Tax assets/liabilities
(20)	Provisions for pensions and similar obligations
(21)	Other provisions
(22)	Other liabilities
(23)	Equity
(24)	Contingent liabilities and other commitments

Notes to the consolidated statement of comprehensive income
(25)	Net interest income
(26)	Allowance for credit losses/promotional contribution
(27)	Net fee and commission income
(28)	Administrative expenses
(29)	Other operating result
(30)	Net gains/losses from fair value and hedge accounting
(31)	Net result from taxes

Segment reporting
(32)	Disclosures on segment reporting
(33)	Segments

Notes to the balance sheet
(34)	Cash and balances with central banks
(35)	Loans and advances to banks
(36)	Loans and advances to customers
(37)	Allowance for credit losses/promotional contribution in the lending business
(38)	Fair value changes of hedged items in a portfolio hedge
(39)	Positive fair values of derivative financial instruments
(40)	Financial assets
(41)	Investment property
(42)	Property and equipment
(43)	Intangible assets
(44)	Current income tax assets
(45)	Deferred tax assets
(46)	Other assets
(47)	Liabilities to banks
(48)	Liabilities to customers
(49)	Securitized liabilities
(50)	Negative fair values of derivative financial instruments
(51)	Provisions
(52)	Subordinated liabilities
(53)	Other liabilities
(54)	Equity

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Notes to financial instruments
(55)	Reconciliation of carrying amounts to categories
(56)	Financial instruments designated as at fair value
(57)	Net gains or losses by measurement category
(58)	Disclosures on the fair value of financial instruments measured at fair value
(59)	Disclosure of the fair value of financial instruments measured at amortized cost
(60)	Derivatives

Other disclosures
(61)	Capital management
(62)	Regulatory capital
(63)	Country by Country Reporting
(64)	Assets pledged or accepted as collateral
(65)	Contingent liabilities and other commitments
(66)	Equity holdings
(67)	Related party disclosures

Additional disclosures pursuant to the German Commercial Code (HGB)
(68)	Average number of employees
(69)	Auditors’ fees

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Accounting principles

The consolidated financial statements of Rentenbank were prepared in accordance with all International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) for the fiscal year 2015 and the additional requirements applicable under Section 315a (1) of the German Commercial Code (Handelsgesetzbuch – HGB). They are based on Regulation No. 1606/ 2002 of the European Parliament and of the Council of July 19, 2002 and the regulations through which IFRS were incorporated into EU law. IFRS encompass the individual standards referred to as IFRS as well as the International Accounting Standards (IAS) and the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC).

The consolidated financial statements comprise the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements. In addition, a combined management report has been prepared, comprising the group management report and the management report of Landwirtschaftliche Rentenbank (Rentenbank). The consolidated financial statements and the combined management report were prepared by the Board of Managing Directors of Rentenbank. The consolidated financial statements and the combined management report are approved and authorized for issue by the Board of Supervisory Directors on April 7, 2016.

The presentation currency is the euro (EUR). The amounts presented in the consolidated financial statements are rounded to the nearest million euros unless otherwise indicated. Due to rounding, numbers presented in this document may not add up precisely to the totals provided. However, this does not affect the quality of the report. The reporting year corresponds to the calendar year.

Qualitative disclosures on credit, liquidity, and market risks resulting from financial instruments in accordance with IFRS 7.31-42 are summarized in the management report.

The expanded disclosure requirements on country by country reporting pursuant to Section 26a of the German Banking Act (Kreditwesengesetz – KWG) are presented in Note 63.

Application of new or amended standards and interpretations

Currently applicable IFRS

In the fiscal year 2015, the following standards and interpretations are required to be applied for the first time:

Amendments to IAS 19 – Defined Benefit Plans: Employee Contributions

The amended rules on employee benefits in relation to contributions from employees or third parties that are linked to the service period did not have an impact on Rentenbank’s consolidated financial statements.

IFRIC 21 Levies

This interpretation provides guidance on accounting for levies payable to public authorities. It clarifies when and to what extent such levies are to be recognized. The first-time adoption of this interpretation did not have a material impact on the consolidated financial statements.

Annual Improvements to IFRS, 2010-2012 Cycle and 2011-2013 Cycle

This collection of standards published in the context of annual improvement projects are instruments employed by the IASB to introduce changes to the existing set of standards that are required, but not considered urgent. The changes may be editorial amendments, but they may also affect the recognition, presentation or measurement of assets and liabilities as well as the extent of disclosure requirements.

The first-time application of the Annual Improvements to IFRS 2010-2012 Cycle as well as of the Annual Improvements to IFRS 2011-2013 Cycle did not result in any changes in Rentenbank’s consolidated financial statements.

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IFRS applicable in future

The following IFRS pronouncements were not effective as of the reporting date. Unless otherwise noted, the relevant IFRSs have already been endorsed by the EU. The related provisions are not applied early in Rentenbank’s consolidated financial statements.

IFRS 14 Regulatory Deferral Accounts

This standard permits rate-regulated companies to continue to apply local GAAP to regulatory deferral accounts upon the transition to IFRS.

This standard is required to be applied for the first time in the fiscal year 2016. It does not have an impact on the consolidated financial statements.

Amendments to IFRS 11: Accounting for Acquisitions of Interests in Joint Operations

This standard clarifies that interests acquired in a joint operation in which the activity constitutes a business, as defined in IFRS 3, are generally subject to all of the provisions of IFRS 3.

The amendments are required to be applied for the first time in the fiscal year 2016. The amendments are not expected to have an impact on the consolidated financial statements.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

This standard clarifies that revenue-based methods for calculating depreciation and amortization on property, plant and equipment or intangible assets are not considered to be an appropriate manifestation of consumption. Under the revised provisions, intangible assets may be amortized using such revenue-based methods only in specified circumstances.

The amendments are required to be applied for the first time in the fiscal year 2016. The amendments are not expected to have an impact on the consolidated financial statements.

Amendments to IAS 16 and IAS 41: Agriculture – Bearer Plants

This standard permits bearer plants, such as grape vines, to be accounted for as property, plant and equipment if certain criteria are met.

The amendments are required to be applied for the first time in the fiscal year 2016. They do not have an impact on the consolidated financial statements.

Amendments to IAS 27: Equity Method in Separate Financial Statements

This standard allows the application of the equity method as an additional accounting option for investments in subsidiaries, joint ventures and associates in separate financial statements if the reporting entity prepares these statements in compliance with IFRS.

The amendments are required to be applied for the first time in the fiscal year 2016. They do not have an impact on the consolidated financial statements.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendment clarifies that in the case of transactions with an associate or joint venture, the amount of gain or loss to be recognized depends on the fact whether the sale or contribution of assets constitutes a business.

The effective date of these amendments has been postponed indefinitely. They are not expected to have an impact on the consolidated financial statements.

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Annual Improvements to IFRS 2012-2014 Cycle

The amendments from the Annual Improvements to IFRS 2012-2014 Cycle are required to be applied for the first time in the fiscal year 2016. No material impact is expected.

Amendments to IAS 1: Disclosure Initiative

The amendments clarify the assessment of the materiality of disclosure requirements as well as presentation and structuring issues.

They are required to be applied for the first time in the fiscal year 2016. They are not expected to have an impact on Rentenbank’s consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IFRS 28: Investment Entities – Applying the Consolidation Exception

The amendments clarify the application of the exception to the requirement to consolidate subsidiaries in accordance with IFRS 10 as well as the corresponding disclosure requirements in accordance with IFRS 12. They apply to parent companies that meet the criteria of an investment entity as defined in this standard.

The amendments are required to be applied for the first time in the fiscal year 2016 and do not have an impact on the consolidated financial statements. The amendments have yet to be endorsed by the EU.

IFRS 9 Financial Instruments

This standard provides guidance for the accounting for financial instruments and replaces large portions of IAS 39. In future, classification and measurement of financial assets will be based on the underlying business model and the contractual cash flow characteristics of the instrument. The relevant category and, in particular, subsequent measurement are determined depending on these factors. Loss allowances will no longer be restricted to losses already incurred, but will also extend to expected losses. The presentation of recognized hedging relationships is also subject to new regulations under IFRS 9 and will be more strongly based on risk management.

The standard is likely required to be applied for the first time in the fiscal year 2018. The required reclassifications are expected to result in corresponding changes in net gains/losses from fair value and hedge accounting as well as in the revaluation reserve. The new expected loss impairment model will lead to an increase in the allowance for credit losses. The specific effects on the consolidated financial statements from the first-time application are currently being assessed and are not yet quantified. The standard has yet to be endorsed by the EU.

IFRS 15 Revenue from Contracts with Customers

The standard includes the new regulations as regards revenue recognition and replaces IAS 18 Revenue and IAS 11 Construction Contracts as well as some of the associated interpretations. IFRS 15 applies to contracts with customers in relation to the sale of goods or the provision of services. Exceptions have been introduced for financial instruments and leases, inter alia.

The amendments are expected to become effective in the fiscal year 2018. The effects on the consolidated financial statements from the first-time application are currently being assessed. The standard has yet to be endorsed by the EU.

Accounting policies

(1)	General disclosures

The Group’s accounting policies are based on the going-concern assumption. In accordance with IFRS 10.19, the Rentenbank Group prepares its consolidated financial statements using uniform accounting policies. These policies have been consistently applied for the reporting periods presented unless otherwise indicated. The annual financial statements of the consolidated companies are included as of the reporting date in the consolidated financial statements of Rentenbank.

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The measurement of items included in the consolidated financial statements is based on both fair values and (amortized) cost. Income and expenses are recognized and reported on an accrual accounting basis in the period in which they are earned or incurred. In the case of financial instruments, directly attributable transaction costs (e.g. commissions) as well as interest components paid on a one-off basis (e.g. premiums and discounts, upfront/back-end payments for derivatives) are amortized through profit or loss over the term of the relevant financial instrument based on the effective interest method and directly offset against the respective balance sheet item. Pro-rata interest is reported in the balance sheet item in which the underlying financial instrument is recognized.

(2)	Accounting estimates and judgments

For the purpose of determining the assets, liabilities, income and expenses reported in the consolidated financial statements, estimates and assumptions were made in accordance with the relevant financial reporting standards. These are based on past experience as well as on factors such as planning and expectations of future events. The judgments are validated on an ongoing basis. They may be subject to change and may have a material impact on the financial position and results of operations.

In particular, estimates materially affect:

•	the recoverability of assets,

•	the determination of the allowance for credit losses,

•	the determination of the fair value of financial instruments, especially taking into consideration Credit Valuation Adjustments (net exposure of derivatives with a positive fair value) and Debit Valuation Adjustments (net exposure of derivatives with a negative fair value), and

•	the calculation of pension obligations.

To the extent that the estimates were material, the assumptions made are explained in detail within the context of the relevant accounting policies.

Judgments made concerning available accounting options are described in the relevant sections.

(3)	Scope of consolidation

The consolidated financial statements of Rentenbank for the fiscal year 2015 include Rentenbank as the Group’s parent company and its two subsidiaries, LR Beteiligungsgesellschaft mbH (LRB), Frankfurt am Main, and DSV Silo- und Verwaltungsgesellschaft mbH (DSV), Frankfurt am Main. A detailed list of Rentenbank’s equity holdings is included in Note 66.

Two companies (Getreide-Import-Gesellschaft mbH, Frankfurt am Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH (DGL), Frankfurt am Main) were not included in the consolidated financial statements as a subsidiary or an associate, respectively, due to their minor significance for the assessment of the Group’s financial position and results of operations. The interests held in these companies are reported as financial assets. Based on the data from the financial statements of these two companies, their share of the Group’s total assets and the Group’s net income amounted to less than 0.05% each. These data are based on the financial statements for the fiscal year ended December 31, 2015 for Getreide-Import-Gesellschaft mbH, Frankfurt am Main, and on the financial statements for the fiscal year ended December 31, 2014 for Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH (DGL), Frankfurt am Main. The financial statements of DGL for the fiscal year 2015 were not available, but they are not expected to deviate significantly from the previous year.

Further information on the associates and consolidated companies is included in Note 66.

(4)	Consolidation principles

The consolidation of subsidiaries is based on IFRS 10.B86. Intra-group receivables and liabilities are eliminated on consolidation, as are expenses, income and intercompany profits or losses arising from intra-Group financial and services transactions.

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(5)	Financial instruments

Financial assets and financial liabilities are initially recognized when the company becomes a party to the contractual provisions of the financial instrument.

All financial assets and financial liabilities, including all derivative financial instruments, are recognized in the balance sheet in accordance with IAS 39. Spot transactions of non-derivative financial instruments are recognized on the settlement date and spot transactions of derivative instruments on the trade date. Financial instruments are measured at fair value which usually equals the purchase or sale price (middle rate) on the transaction date. Subsequent measurement of financial assets and liabilities depends on the classification in accordance with IAS 39. For details on the determination of fair value, please refer to Note 6.

Financial assets are derecognized when the contractual rights to cash flows from the financial assets expire or when they are transferred to third parties and no substantial risks and rewards associated with the financial assets are retained. Financial liabilities are derecognized when they are extinguished.

Categories of financial instruments

Financial assets/liabilities at fair value through profit or loss

This category comprises two sub-categories:

•	Financial assets or liabilities held for trading

•	Financial assets or liabilities designated as at fair value

The held for trading sub-category includes all derivatives as well as financial assets or liabilities acquired or incurred for the purpose of selling them in the near term. In the Group, these comprise derivatives, including embedded derivatives required to be separated. Derivatives are used exclusively to hedge existing or expected market risks (mainly interest rate and currency risks).

Certain financial assets or liabilities can be designated as at fair value upon initial recognition (fair value option). In accordance with IAS 39, the fair value option may only be applied if:

•	Its application eliminates or reduces accounting mismatches that would otherwise arise; or

•	The financial assets and/or liabilities are part of a portfolio managed on a fair value basis; or

•	The financial assets or financial liabilities contain embedded derivatives required to be separated.

If there is an economic hedging relationship between financial assets or liabilities and derivatives and if the restrictive hedge accounting provisions (Note 7) cannot be applied on a permanent basis, the fair value option is used for these financial assets and liabilities. The classification to the fair value option is primarily in the context of hedging relationships where foreign currency instruments or products with option features. These financial assets and liabilities would otherwise be measured at amortized cost or at fair value, with changes in fair value recognized outside profit or loss, whereas hedging derivatives have to be measured at fair value through profit or loss. This potential accounting mismatch is eliminated by applying the fair value option.

The financial assets or liabilities classified as financial assets/liabilities at fair value through profit or loss are measured at fair value through profit or loss. Gains or losses from fair value changes are recognized in net gains/losses from fair value and hedge accounting. Any impairment losses or reversals of impairment losses are reflected in the measurement. Income or expenses from the amortization of premiums or discounts are reported as accrued interest in net interest income.

Loans and receivables

The loans and receivables category includes all financial assets that meet all of the following criteria:

•	Not a derivative

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•	Not quoted in an active market

•	Fixed or determinable payments

This category does not include the following:

•	Financial assets held for trading and financial assets to which the fair value option was applied

•	Financial assets designated as available for sale upon initial recognition

•	Financial assets for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration (e.g. index certificates whose repayment depends on the development of the relevant index)

Financial assets classified as loans and receivables are measured at amortized cost. Any premiums or discounts as well as other transaction costs are added directly to or deducted directly from the relevant balance sheet item and amortized using the effective interest method. Income or expenses from amortization are reported as accrued interest in net interest income. Any impairment losses or reversals of impairment losses are offset directly against the carrying amount and recognized in the consolidated statement of comprehensive income within the allowance for credit losses.

Held to maturity

The held-to-maturity category includes all financial assets that meet all of the following criteria:

•	Not a derivative

•	Fixed or determinable payments

•	Positive intention and ability to hold these financial assets to maturity

This category does not include the following:

•	Financial assets designated as at fair value or available for sale upon initial recognition

•	Financial assets which are, by definition, classified as loans and receivables

Financial assets of the held-to-maturity category are measured at amortized cost. Any premiums and discounts as well as other transaction costs are added directly to or deducted directly from the relevant balance sheet item and amortized using the effective interest method. Income or expenses from amortization are reported as accrued interest in net interest income. Any impairment losses or reversals of impairment losses are offset directly against the carrying amount and recognized in the consolidated statement of comprehensive income within the net result from financial assets.

Available for sale

The available-for-sale category includes all financial assets that are not allocated to any of the other categories for financial assets. In the Group, these assets primarily include fixed-income securities that are hedged against interest rate risks through hedging instruments. In addition, this category includes equity holdings.

Available-for-sale financial assets are measured at fair value outside profit or loss. Gains or losses from fair value changes are recognized in the revaluation reserve in equity or outside profit or loss in other comprehensive income presented in the consolidated statement of comprehensive income. Income or expenses from the amortization of premiums or discounts are reported as accrued interest in net interest income.

On disposal or in the case of impairment, the cumulative gains or losses recorded in the revaluation reserve are reclassified to net result from financial assets reported in the consolidated statement of comprehensive income. Unquoted equity instruments whose fair value cannot be reliably determined are

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measured at cost less any impairment losses. In the Group, this relates to equity holdings included in financial assets.

Other liabilities

Other liabilities include all financial liabilities that do not fall into the category of financial liabilities at fair value through profit or loss.

Financial liabilities classified as other liabilities are measured at amortized cost. Any premiums and discounts as well as other transaction costs are added directly to or deducted directly from the relevant balance sheet item and amortized using the effective interest method. Income or expenses from amortization are reported as accrued interest in net interest income.

Overview of classes of financial instruments used within the Group

Financial assets
Class	Measurement category
Cash and balances with central banks	Loans and receivables
Loans and advances to banks	Loans and receivables Designated as at fair value
- Promissory notes /registered bonds
- Special promotional loans
- Other
Loans and advances to customers	Loans and receivables Designated as at fair value
Fair value changes of hedged items in a portfolio hedge	Loans and receivables
Positive fair values of derivative financial instruments	Held for trading
Financial assets	Available for Sale Held to Maturity Designated as at Fair Value
Other assets (cash collateral)	Loans and receivables
Irrevocable loan commitments	—

Financial assets
Class	Measurement category
Liabilities to banks	Other Liabilities Designated as at Fair Value
Liabilities to customers	Other Liabilities Designated as at Fair Value
Securitized liabilities	Other Liabilities Designated as at Fair Value
- Medium-term notes
- Global bonds
- ECP
- Other
Negative fair values of derivative financial instruments	Held for trading
Subordinated liabilities	Other Liabilities Designated as at Fair Value
Other liabilities (cash collateral)	Other liabilities

Reclassification of financial assets

In accordance with IAS 39, non-derivative financial assets that were originally acquired for trading purposes and which are no longer intended for sale in the near term may be reclassified from the held-for-trading category only in exceptional circumstances. As Rentenbank does not have a trading book, only derivative hedging instruments are included in the held-for-trading category. Reclassification to another category is not possible.

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Financial assets that would have met the definition of loans and receivables upon initial recognition (e.g. promissory notes) may be reclassified from the held-for-trading and available-for-sale categories if the reporting entity has the intention and the ability to hold such financial assets for the foreseeable future or to maturity.

Financial assets of the available-for-sale category may be reclassified to the held-to- maturity category if the reporting entity has the intention and the ability to hold such financial assets to maturity. A reverse reclassification from the held-to-maturity category to the available-for-sale category is only possible in certain circumstances.

(6)	Determination of the fair value for financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Quoted prices are determined using various valuation techniques and inputs. The inputs used are assigned to one of the following three levels in accordance with IFRS 13:

•	Level 1: quoted prices for identical assets or liabilities in active markets, excluding mixed prices

•	Level 2: quoted prices (other than quoted prices included in Level 1) calculated on the basis of observable inputs, taking into account mixed prices

•	Level 3: quoted prices determined on the basis of unobservable inputs, taking into account mixed prices

For financial instruments for which there are no quoted prices for identical assets or liabilities in active markets, the fair value is determined using the following valuation techniques and parameters:

•	Quoted prices for similar assets or liabilities in active markets (Level 2)

•	Quoted prices for identical or similar assets or liabilities in markets that are not active (Level 2)

•	Generally accepted valuation models that are based significantly on observable (Level 2) or unobservable (Level 3) inputs for the asset or liability concerned

Quoted prices are obtained from pricing services as middle rates. In terms of the allocation of quoted prices to the hierarchy levels, additional information about the pricing source used is taken into account (e.g. sales volume). In accordance with IFRS 13, no mixed prices – such as those calculated by Bloomberg – were used as Level 1 quoted prices.

In the absence of quoted prices, the fair value of contracts without option features is determined on the basis of the discounted expected future cash flows (discounted cash flow (DCF) method). In the case of non-derivative financial assets and liabilities, the deposit/swap curve plus a transaction-specific credit spread is used for discounting. Credit spreads are distinguished by rating, maturity, currency, and the degree of collateralization. The credit quality of the Federal Republic of Germany is taken into account in the credit spreads for Rentenbank’s own financial liabilities by way of the institutional liability and the statutory refinancing guarantee. Assets with a rating of DDD to D (non-performing loans) are discounted on the basis of the deposit/swap curve since defaults are already taken into account in the estimate of the expected future cash flows. Deciding which sources of market data may be used to derive credit spreads leaves scope for discretion. Changes in the market data sources affect the fair values of the financial instruments presented in the consolidated financial statements. Moreover, determining expected future cash flows for the rating categories of DDD to D also requires making judgments.

As a result of the existing collateral agreements with all business partners, the discounting of derivatives is based on the OIS (Overnight Interest Rate Swap) curve as well as on basis swap spreads and cross-currency (CCY) basis swap spreads. They are distinguished by maturity and currency and obtained from external market data providers.

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Measurement of contracts with option features (option-based contracts) is based on standard option pricing models. Apart from the interest rate curves and spreads mentioned above, volatilities and correlations between observable market data are also taken into account in the calculation.

In order to account for the potential credit risk with respect to the business partner’s credit quality, a Credit Valuation Adjustment (CVA) for counterparty credit risk and a Debit Valuation Adjustment (DVA) for own credit risk are taken into account. The calculation of CVA and DVA is based on the expected loss model. The probabilities of default used in the model have matching maturities and are based on data published by rating agencies.

An increase in own credit spreads leads to valuation gains as the value of the liabilities decreases. In contrast, declining credit spreads result in valuation losses as the value of the liabilities increases. For financial assets, increasing credit spreads lead to valuation losses, and declining credit spreads to valuation gains.

Under hedge accounting, only the changes in the fair value of the hedged item attributable to the hedged risk are taken into account. In this context, the hedged risk within the Group is limited to the interest rate risk of the deposit/swap curve. The fair value based on interest rate changes is determined by discounting contractual cash flows using the deposit/swap curve plus the constant transaction-specific margin.

The valuation processes, including the definition of valuation techniques and the determination of the inputs are defined by the Finance division. The Finance division also analyzes the results from fair value measurement and reports these to the Board of Managing Directors and the relevant managers. The plausibility of the measurement results is verified daily based on changes in the underlying market data.

The inputs used in the valuation models are validated on an ongoing basis. For this purpose, the fair value of a transaction calculated using the valuation model on the trade date is compared with the transaction price.

For settlement (clearing system) and legal reasons (e.g. the definition of a loan in accordance with the German Civil Code – BGB), interest rates for floating rate transactions are floored at zero without having been explicitly agreed upon (virtual floor). Negative interest affects the measurement of floating rate transactions with a virtual floor. In substance, the virtual floor corresponds economically to a floor option with a corresponding option value. Interest that does not have to be paid results in a positive option value (lending business) or a negative option value (funding business).

Rentenbank has implemented a process to determine the option value of the zero floors.

(7)	Hedge accounting

Rentenbank enters into derivatives only for the purpose of hedging existing or anticipated market risks. Derivatives are always measured at fair value through profit or loss. By contrast, the hedged items are initially measured either at amortized cost or at fair value, with changes in fair value recognized outside of profit or loss in the revaluation reserve. The different approaches result in accounting mismatches and thus in fluctuations in the income statement.

The IFRS permit these economic hedging relationships to be accounted for under hedge accounting rules. If the associated very restrictive requirements cannot be met on a permanent basis, the hedged items are designated by Rentenbank as at fair value upon initial recognition.

Hedging relationships accounted for in the balance sheet are divided into fair value hedges and cash flow hedges. According to Rentenbank’s business strategy, interest rate risks are transformed into a floating, EUR-denominated interest rate mainly by using derivatives. Accordingly, only fair value hedges are used to account for these hedging relationships.

The Group uses fair value hedges exclusively to hedge interest rate risks. The changes in the fair value of the hedged item attributable to the hedged interest rate risk are recognized in profit or loss, irrespective of the category. In this way, the changes in the fair value of the derivatives recognized in profit or loss are largely compensated.

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Large-volume transactions are generally hedged on an individual basis (micro hedges). The special promotional loans issued under the promotional mandate were mainly hedged on a portfolio basis (macro hedges) due to the small volume of individual transactions.

When a transaction is entered into, the relationship between the hedged item and the hedging instrument is documented, including the nature of the risk being hedged. In addition, an assessment whether the hedge is highly effective is documented both at inception (ex-ante effectiveness) and on an ongoing basis (ex-ante and ex-post effectiveness).

Micro hedges involve one or more similar hedged items forming a hedging relationship with one or more derivative hedging instruments. Ex-ante effectiveness is assumed from the beginning of the hedging period if the material features of the hedging derivative are in line with those of the hedged item (critical terms match). Any changes arising from transactions during the hedging period are also reviewed under the critical terms match method. Ex-ante effectiveness is thus permanently demonstrated. Ex-post effectiveness is measured as of the balance sheet dates using a regression analysis. A hedging relationship is deemed effective when the slope of the linear regression line, determined on the basis of the changes in the fair value of the hedged items and hedging instruments attributable to interest rate changes, is between 0.8 and 1.25. In addition, the quality of the regression, measured by the coefficient of determination, must be equal to or greater than 0.8. The semi-annual regression analysis is based on data from the preceding six months. In the case of effective hedges, the carrying amount of the hedged items is adjusted for the change in the fair value attributable to interest rate changes and, together with the changes in the fair value of the hedging instrument, recognized in net gains/losses from fair value and hedge accounting.

Hedge accounting requirements may not be applied for ineffective hedging relationships in the relevant period. For this period, the hedged item is measured according to its category. The changes in the fair value of the designated hedged item, attributable to interest rate changes and recognized in the previous effective hedging periods, are amortized over their remaining term using the effective interest method. These fair value changes are recognized in net gains/losses from fair value and hedge accounting.

Items hedged using portfolio-based fair value hedges (macro hedges) are allocated to quarterly maturity bands at the beginning of each hedging period. The allocation is based on the maturities of the individual expected cash flows. For each maturity band, interest rate swaps are determined as hedging instruments at an amount equal to or less than the notional amount of the accumulated underlying hedged items. The length of the hedging period is usually one month. If new business within a particular maturity band exceeds a certain volume during the hedging period, the hedging relationship for this maturity band may be terminated early and redefined.

In contrast to micro hedges, the ex-ante effectiveness for macro hedges is determined on the basis of a sensitivity analysis, involving a 100 basis points parallel shift in the relevant interest rate curve. The ex-post effectiveness is assessed on the basis of the dollar-offset method. Under this method, the fair value changes of the hedged item attributable to interest rate changes are compared with those of the hedging instrument. The hedge is deemed effective if the ratio of the fair value changes of the hedged item to those of the hedging instrument is within a range of 80% to 125%.

As regards effective maturity bands, the fair value changes of the hedged items attributable to interest rate changes are recognized in the income statement in net gains/losses from fair value and hedge accounting together with the offsetting changes in the fair value of the hedging instruments at the end of the hedging period. In contrast to micro hedge accounting, the carrying amount of the individual hedged items is not adjusted. Instead, the adjustments to the carrying amounts of the hedged items are reported separately in the balance sheet as fair value changes of hedged items in a portfolio hedge. These fair value changes are amortized over the terms of the relevant time bands and charged against net gains/losses from fair value and hedge accounting or, in the case of an unscheduled repayment of financial instruments, derecognized on a pro rata basis. Fair value changes of hedged items attributable to interest rate changes are not recognized for ineffective maturity bands.

(8)	Hybrid financial instruments (embedded derivatives)

Hybrid financial instruments are transactions that comprise a host contract and one or more derivative financial instruments. Embedded derivatives are an integral component of the host contract and cannot be traded separately.

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Certain embedded derivatives are accounted for as stand-alone derivatives if their economic characteristics and risks are not closely related to those of the host contract. Furthermore, separation is required when derivative components of hybrid financial instruments are also traded in the market as stand-alone derivatives. A prerequisite is that the hybrid financial instrument is not already measured at fair value through profit or loss.

The Group generally allocates all structured products with embedded derivatives, all of which are hedged by hedging derivatives and otherwise required to be separated, to the designated as at fair value category. They do not include liquidity assistance loans which are callable daily and where the host contract belongs to the loans and receivables category.

In the case of embedded derivatives that are not required to be separated from the host contract (e.g. interest cap options), the measurement of the entire structured product is based on the category of the host contract. Embedded derivatives required to be separated are measured at fair value through profit or loss.

Embedded derivatives not required to be separated are reported in the relevant consolidated balance sheet item, together with the associated host contract. Based on their current market value, embedded derivatives required to be separated are reported either in positive fair values of derivative financial instruments or in negative fair values of derivative financial instruments.

(9)	Impairment of financial assets

As of each balance sheet date, Rentenbank assesses whether there is any objective evidence that all interest and principal payments may not be made in accordance with the contractual terms. The assessment is based on the following criteria:

•	Credit rating as non-investment-grade

•	Non-performing, forborne or restructured exposures

•	Significant deterioration in the business partner’s credit quality

•	Significant deterioration in the credit quality of the business partner’s country of incorporation

Judgment is required to determine the materiality aspect of a credit quality deterioration and the criteria for the credit ratings. The criteria for monitoring credit risks and for determining credit ratings are set out in detail in the combined management report.

Due to the measurement at fair value, financial assets of the designated as at fair value category do not have to be assessed for impairment separately since these are already taken into account and recognized in profit or loss.

Loans and advances and financial assets measured at (amortized) cost

Rentenbank assesses the recoverability of individually significant receivables for significant single exposures and securities as well as of receivables of small amounts on an individual basis. If there is objective evidence of impairment, the impairment loss is determined as the difference between the carrying amount and the present value of the expected cash flows. The expected cash flows are determined on the basis of qualified estimates. They take into account the business partner’s financial position as well as the liquidation of collateral and other relevant factors, such as protection schemes or state guarantees. The original effective interest rate is used as the discount rate for fixed-interest loans and advances as well as for the fixed-interest securities. In contrast, floating-rate loans and advances and floating-rate securities are discounted at the current effective interest rate. In the case of equity holdings measured at cost, the discount rate is the current market rate of return for a similar financial asset. The adjustments to the valuation of loans and advances are recognized in the income statement within the allowance for credit losses/promotional contribution, while held-to-maturity securities and equity holdings are included in the net result from financial assets. In accordance with IFRS, impairments resulting from payment defaults are only determined for losses already incurred. Since Rentenbank extends loans almost exclusively to other banks, any potential losses are identified in a timely manner. Based on a model of expected credit losses, a portfolio valuation allowance is recognized for loans and advances as well as for securities measured at (amortized) cost to account for any existing residual risk of not having identified risks already materialized. In this context, a distinction is made between portfolios for credit institutions,

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corporates, and governments. The carrying amounts of the portfolios are weighted using probabilities of default and recovery rates, derived from the product rating or the business partner’s rating. Since the number of defaults within the Group is statistically insignificant, default probabilities are determined on the basis of external data provided by rating agencies. Recovery rates, in contrast, are determined using regulatory standards.

Available-for-sale financial assets measured at fair value

If there is objective evidence that financial assets are impaired, the amount of the impairment loss is measured as the difference between the amortized cost and current fair value. The loss calculated in this manner is recognized as an adjustment to the revaluation reserve in the net result from financial assets.

If the conditions giving rise to the impairment of debt instruments no longer apply, the impairment loss has to be reversed through profit or loss.

(10)	Currency translation

Monetary foreign currency positions are translated daily using the closing rate. The Group does not hold any non-monetary items (e.g. property and equipment) denominated in foreign currencies.

The results from currency translation are recognized in the consolidated statement of comprehensive income. Hedged currency exposures are included in net gains/losses from fair value and hedge accounting, while open currency positions from payment settlement accounts are recorded in other operating result.

Expenses and income are translated at the closing rate ruling on the date upon which they affect profit or loss.

(11)	Genuine repurchase agreements, collateralized loans, and securities lending transactions

In addition to collateralized loans with the Deutsche Bundesbank, genuine repurchase agreements (repo agreements) are entered into with Eurex Clearing AG. These repo agreements are characterized by the borrowing or lending of funds against the provision or receipt of collateral from a pool of deposited securities (basket of securities), see Note 64.

(12)	Accounting for leases

In accordance with IAS 17, leases have to be classified as either finance leases or operating leases. The allocation is based on an assessment of the economic substance in relation to the risks and rewards of the lessee and the lessor. A lease is classified as a finance lease if it transfers substantially all of the risks and rewards incidental to ownership of the leased asset from the lessor to the lessee. The discriminating factor is solely the economic ownership, not the ownership under civil law. In all other cases, the lease is classified as an operating lease.

The Group acts as a lessee. The contracts concluded are classified as operating leases and relate to office equipment and motor vehicles. The lease payments are recognized as administrative expenses. There were no subleases.

(13)	Allowance for credit losses/promotional contribution

Allowance for credit losses/promotional contribution, reported in the consolidated statement of comprehensive income, primarily includes the discounted promotional expenses of the special promotional loans as well as their utilization over the remaining term. The promotional expenses are calculated as the difference between the interest rate of the special promotional loan granted at a reduced rate of interest and the funding rate at the date of the loan commitment plus an administrative cost rate.

In addition, this item comprises valuation allowances and write-downs of loans and advances as a result of payment defaults, as well as income from recoveries of loans and advances previously written off.

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(14)	Investment property

Property rented to third parties and property acquired for investment purposes (i.e. for generating yield) are reported separately in the balance sheet as investment property in accordance with IAS 40, provided that they are held with the intention to earn rentals and/or for capital appreciation.

Investment property is measured initially at cost, including transaction costs. Similar to property and equipment, investment property is subsequently measured at cost less any accumulated depreciation and any accumulated impairment losses. Depreciation and impairment losses are recognized as administrative expenses.

(15)	Property and equipment

Property and equipment includes owner-occupied land and buildings as well as operating and office equipment.

Property and equipment is recognized initially at cost and subsequently measured at amortized cost less any accumulated depreciation and any accumulated impairment losses. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets, ranging from 33 to 50 years for buildings and from 3 to 6 years for operating and office equipment. Land is not subject to depreciation.

Low-value assets are recognized as expenses immediately.

Depreciation and impairment losses are recognized in administrative expenses.

(16)	Intangible assets

Intangible assets include purchased and internally generated software.

They are recognized at cost and amortized on a straight-line basis over a period of four years. Any impairment losses are recognized in the income statement. Amortization and impairment losses are recognized in administrative expenses.

(17)	Impairment of non-financial assets

Property and equipment, investment property, and intangible assets are tested for impairment at each balance sheet date. If there are impairment indicators, the recoverable amount (the higher of an asset’s fair value less costs to sell and its value in use) is determined and compared with the carrying amount. If the recoverable amount is less than the carrying amount, the difference is recognized as an impairment loss in administrative expenses.

(18)	Other assets

Other assets include cash collateral provided within the framework of collateral agreements for derivatives. They also comprise assets that are not material individually as regards the amount of total assets and that cannot be allocated to other balance sheet items. They are recognized at cost which corresponds to their notional amounts.

(19)	Tax assets/liabilities

Tax assets and tax liabilities comprise current income tax assets/liabilities and deferred tax assets/ liabilities and can only occur at the consolidated subsidiaries LRB and DSV. Rentenbank is exempt from corporation tax in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz – KStG) and municipal trade tax in accordance with Section 3 No. 2 of the German Trade Tax Act (Gewerbesteuergesetz – GewStG).

Current income tax assets, which are refunded by the taxing authority, are calculated using the current tax rates. Deferred tax assets and liabilities result from the differences between the carrying amounts of assets and liabilities recognized in the IFRS consolidated balance sheet and their tax bases. Existing tax loss carryforwards are also taken into account. The calculation is based on the tax rates expected to apply to the subsidiaries.

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(20)	Provisions for pensions and similar obligations

Pension obligations are based on direct commitments. These commitments provide for (early) old-age pensions, disability pensions, surviving dependent benefits, and continuation of salary payments in the event of death. In addition to the pension obligations to the members of the Board of Managing Directors based on individual agreements, there are obligations to employees based on various benefit plans depending on the employee’s date of entry.

The amount of the retirement benefits depends on the relevant length of service and the pensionable remuneration. After commencement of the benefit payments, the pensions will be increased based on various factors, such as adjusted collective wage agreements, inflation adjustments or a fixed percentage. Accordingly, pension obligations depend particularly on the development of income and inflation. In the case of benefit commitments where payments from statutory pension schemes and, in some cases, further pension payments are taken into account, the obligation is directly linked to the development of statutory pension schemes.

All pension obligations are funded internally. There are no plan assets.

The amount of the provisions recognized for defined benefit obligations is based on the present value of the volume of pension obligations as of the balance sheet date. The amount of the pension obligations is determined annually by an independent actuary using the projected unit credit method.

Changes in provisions are recognized in profit or loss as current service cost and interest cost as part of personnel expenses. They are also recognized outside profit or loss in other comprehensive income (i.e. in equity) as actuarial gains or losses. Current service cost represents the benefits earned in the current service period. Interest cost represents the present value effect that is attributable to the reduction of the period until fulfillment of the obligations by one year. Actuarial gains and losses arise from differences between the actual and the expected development of the measurement bases and the parameters.

The present value of the pension obligations depends on various parameters that require making assumptions and estimates. Changes in these assumptions and estimates affect the carrying amount of the reported pension provisions. One of the most significant parameters is the interest rate used to discount the pension obligations. This rate is based on the interest rate applicable as of the balance sheet date for EUR-denominated, high-quality corporate bonds with residual maturities that match those of the pension obligations.

(21)	Other provisions

Provisions are recognized for uncertain obligations to third parties and onerous contracts. The amount recognized is based on the best estimate of the expenditure required to settle the obligation. Changes in these estimates affect the carrying amount of the reported provisions. Non-current provisions are discounted when the effect of the time value of money is material. Provisions are recognized and reversed through profit or loss in administrative expenses or in other operating result.

(22)	Other liabilities

Other liabilities comprise cash collateral received within the framework of collateral agreements for derivatives. In addition, the measurement of the outstanding commitments for special promotional loans is recognized in other liabilities. They also include liabilities that are not material individually as regards total liabilities and that cannot be allocated to other balance sheet items. Other liabilities are recognized at cost, except for the discounted promotional contribution for the outstanding special promotional loan commitments.

(23)	Equity

In accordance with IFRS, equity consists of subscribed capital, retained earnings, the revaluation reserve, and distributable profit.

Subscribed capital represents paid-in capital. It was formed by contributions provided by the German agricultural and forestry sectors between 1949 and 1958. Subscribed capital is not linked with any rights. Retained earnings comprise the principal reserve and the guarantee reserve, formed in accordance with Rentenbank’s Governing Law and transferred from the financial statements prepared under HGB, as well as other retained earnings.

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The revaluation reserve primarily includes actuarial gains or losses from pension obligations (see Note 20) and the changes in the fair value of available-for-sale securities attributable to changes in credit spreads. Fair value changes attributable to changes in credit spreads result from changes in risk premiums. Fair value changes attributable to interest rate changes in relation to these securities which are part of effective hedging relationships are reported in net gains/losses from fair value and hedge accounting, together with the fair value changes of the related hedging derivatives.

(24)	Contingent liabilities and other commitments

Contingent liabilities arise from past events that are either

•	lead to possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group (e.g. indemnities); or

•	result in a present obligation which is not likely to result in a reduction of net assets or where the settlement amount cannot be estimated with sufficient reliability (e.g. pending litigation).

These obligations are not recognized pursuant to IAS 37.27. Contingent liabilities are disclosed in Note 65.

Notes to the consolidated statement of comprehensive income

(25)	Net interest income

	Jan. 1 to Dec. 31, 2015 € million	Jan. 1 to Dec. 31, 2014 € million	Change in € million

Interest income from
Loans and advances to banks and customers	1,159.2	1,243.9	-84.7
Derivative financial instruments	2,013.1	1,701.6	311.5
Financial assets	555.5	581.1	-25.6
Current income from
Equity holdings	6.6	5.7	0.9

Total interest income	3,734.4	3,532.3	202.1

Of which income from financial instruments that are not measured at fair value through profit or loss	1,551.2	1,672.3	-121.1
Interest expenses for
Liabilities to banks and customers	191.4	212.0	-20.6
Securitized liabilities	1,641.6	1,541.3	100.3
Derivative financial instruments	1,552.6	1,435.9	116.7
Subordinated liabilities	17.4	17.6	-0.2
Other	0.4	0.7	-0.3

Total interest expenses	3,403.4	3,207.5	195.9
Of which expenses from financial instruments that are not measured at fair value through profit or loss	452.5	507.0	-54.5

Net interest income	331.0	324.8	6.2

Interest expenses are reported net of positive interest of EUR 3.7 million from money market liabilities and collateral received (i.e. reducing expenses by this amount). Interest income is reported net of negative interest of EUR 5.5 million from loan and money market receivables as well as from collateral provided (i.e. reducing income by this amount). For reasons of materiality, the income statement items are not further broken down.

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(26)	Allowance for credit losses/promotional contribution

	Jan. 1 to Dec. 31, 2015 € million	Jan. 1 to Dec. 31, 2014 € million	Change in € million

Expenses for additions to promotional contribution	82.1	75.3	6.8
Income from the utilization of promotional contribution	67.3	63.0	4.3
Additions to portfolio valuation allowances	2.1	3.0	-0.9
Reversal of portfolio valuation allowances	0.5	0.0	0.5
Additions to specific valuation allowances	2.2	0.0	2.2

Allowance for credit losses/promotional contribution	18.6	15.3	3.3

Allowance for credit losses/promotional contribution primarily includes the discounted future expenses for special promotional loans (i.e. additions to promotional contribution) as well as their utilization over the remaining term. The additions to specific valuation allowances refers to promissory notes/registered bonds included in loans and advances to banks.

(27)	Net fee and commission income

	Jan. 1 to Dec. 31, 2015 € million	Jan. 1 to Dec. 31, 2014 € million	Change in € million

Fee and commission income from
Compensation for administrative expenses	0.2	0.2	0.0

Total fee and commission income	0.2	0.2	0.0
Of which income from financial instruments that are not measured at fair value through profit or loss	0.2	0.2	0.0
Fee and commission expenses for
Custody fees	1.9	1.6	0.3
Other	0.5	0.2	0.3

Total fee and commission expenses	2.4	1.8	0.6
Of which expenses from financial instruments that are not measured at fair value through profit or loss	1.6	1.3	0.3

Net fee and commission income	-2.2	-1.6	-0.6

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(28)	Administrative expenses

	Jan. 1 to Dec. 31, 2015	Jan. 1 to Dec. 31, 2014	Change in
	€ million	€ million	€ million

Personnel expenses	33.8	34.4	-0.6
Depreciation and amortization
Intangible assets	4.9	4.6	0.3
Of which internally generated software	0.1	0.1	0.0
IT equipment	0.6	0.5	0.1
Residential and office buildings	0.5	0.4	0.1
Office equipment and vehicles	0.1	0.1	0.0
Technical and other equipment	0.1	0.1	0.0

Total depreciation and amortization	6.2	5.7	0.5
Other administrative expenses
IT licenses, fees, consulting services	10.9	8.8	2.1
Software maintenance	1.5	0.9	0.6
Public relations	1.8	2.0	-0.2
Audits, contributions, donations	3.5	3.5	0.0
Funding	1.4	1.3	0.1
Occupancy cost	1.1	1.2	-0.1
Other	4.8	1.5	3.3

Total other administrative expenses	25.0	19.2	5.8

Administrative expenses	65.0	59.3	5.7

Other administrative expenses include lease expenses of EUR 193.5 thousand (2014: EUR 167.7 thousand). Future lease payments can be broken down as follows:

	Jan. 1 to Dec. 31, 2015	Jan. 1 to Dec. 31, 2014	Change in
	€ thousand	€ thousand	€ thousand

Future lease payments
up to 1 year	44.8	96.4	-51.6
more than 1 year up to 5 years	135.9	145.6	-9.7
more than 5 years	0.0	0.0	0.0

The payments are minimum lease payments (fixed lease payments). There were no restrictions imposed by lease agreements. As of year-end 2015, the Group had 20 (2014: 19) lease agreements. Some of the leases for operating and office equipment provide for renewal or purchase options.

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(29)	Other operating result

	Jan. 1 to Dec. 31, 2015	Jan. 1 to Dec. 31, 2014	Change in
	€ million	€ million	€ million

Other operating income
Rental income	1.8	1.8	0.0
Reversals of provisions	0.8	0.9	-0.1
Reimbursements of expenses from third parties	0.3	0.2	0.1
Other income	1.1	0.5	0.6

Total other operating income	4.0	3.4	0.6
Other operating expenses
Capital increase of Rehwinkel Foundation	2.0	0.0	2.0
Additions to provisions	4.9	4.7	0.2
- Of which promotion of research and innovation	3.0	3.0	0.0
Bank-owned housing	0.6	0.6	0.0
Other expenses	0.9	0.9	0.0

Total other operating expenses	8.4	6.2	2.2

Other operating result	-4.4	-2.8	-1.6

(30)	Net gains/losses from fair value and hedge accounting

	Jan. 1 to Dec. 31, 2015	Jan. 1 to Dec. 31, 2014	Change in
	€ million	€ million	€ million

Measurement result
Fair value measurement
Hedged items	225.2	-352.2	577.4
Derivatives	-27.5	256.3	-283.8
Result from currency translation	5.7	-5.1	10.8

Fair value measurement, total	203.4	-101.0	304.4
Micro hedge accounting
Hedged items	66.4	124.5	-58.1
Hedging instruments	-65.5	-159.2	93.7

Micro hedge accounting, total	0.9	-34.7	35.6
Macro hedge accounting
Hedged items	87.4	1,217.1	-1,129.7
Hedging instruments	-89.8	-1,264.9	1,175.1

Macro hedge accounting, total	-2.4	-47.8	45.4

Total measurement result	201.9	-183.5	385.4
Total realized gains/losses	3.0	0.0	3.0

Net gains/losses from fair value and hedge accounting	204.9	-183.5	388.4

Derivatives and financial instruments of the financial assets/liabilities at fair value through profit or loss category are measured at fair value. Changes in fair value are recognized in profit or loss as unrealized gains or losses in net gains/losses from fair value and hedge accounting.

Net gains/losses from fair value and hedge accounting also include the changes in the fair value of hedged items in effective hedging relationships attributable to changes in the deposit/swap curve. In the case of ineffectiveness, hedge accounting is discontinued and the previously recognized fair value changes of the hedged items attributable to interest rate changes are amortized over the remaining term.

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The Group has no open foreign currency positions. However, measurement at fair value leads to differences in currency translation shown in the above table.

Results from the sale or repurchase of financial instruments of the financial assets/liabilities at fair value through profit or loss categories are recognized as realized gains or losses in net gains/losses from fair value and hedge accounting. This also applies to financial instruments that are part of a recognized hedging relationship.

Income and expenses from the amortization of premiums/discounts and upfront payments which represent part of the fair value changes, are recognized in net interest income as they are similar in nature to interest.

(31)	Net result from taxes

	Jan. 1 to Dec. 31, 2015	Jan. 1 to Dec. 31, 2014	Change in
	€ million	€ million	€ million

Deferred taxes on tax loss carryforwards	0.0	-1.4	1.4
Deferred taxes on temporary differences	-0.2	0.0	-0.2
Current income taxes	-2.4	-0.5	-1.9

Net result from taxes	-2.6	-1.9	-0.7

Segment reporting

(32)	Disclosures on segment reporting

In accordance with IFRS 8, significant results are to be presented by operating segment and country. The segments were defined on the basis of the Group’s organizational and management structure as well as on its internal financial reporting. Our operating segments are as follows:

•	Promotional Business:

This segment comprises the promotional business and the related funding activities. Promotional business activities are also presented in the Capital Investment segment. The Promotional Business segment includes the earnings of Rentenbank and of all its subsidiaries, including those of their equity holdings.

•	Capital Investment:

This segment includes the contributions from the investment of Rentenbank’s total capital and of medium to long-term provisions in the form of securities, promotional loans and the direct shareholdings of Rentenbank.

•	Treasury Management:

This segment comprises the results of the Group’s activities securing and managing its liquidity as well as of its short-term interest rate management. Transactions made in this segment have a fixed-interest period of up to one year (e.g. overnight and term deposits, Euro Commercial Paper (ECP), securities, and promissory notes).

The segments are managed exclusively in Frankfurt am Main on a centralized basis. All income and expenses are generated at this location. Consequently, we do not present information by geographical region as required by IFRS 8.

The results in the segment report are presented net in accordance with the spread-based management approach of Rentenbank. Segment assets and liabilities relate to transactions with third parties. Accordingly, the results are generated exclusively with external counterparties. There are no intra-group transactions between the segments. There are no material differences between the internal reporting and financial reporting under IFRS. Due to the lack of intra-group transactions and due to the agreement between the internal reporting lines and the external financial reporting, further reconciliations have not been included.

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The distribution of the components of net interest income, net fee and commission result, and net result from financial assets as well as of net gains/losses from fair value and hedge accounting is made on the basis of individual transactions. Administrative expenses, other operating result, and net result from taxes from the consolidated subsidiaries are allocated to the relevant segments either directly or indirectly using allocation keys. These keys are mainly based on the number of the respective employees, consumption of resources, and other allocations of resources.

Segment assets and liabilities are allocated to the individual segments according to their contributions to the income statement.

(33)	Segments

	Promotional Business		Capital Investment		Treasury Management		Total
Jan. 1 to Dec. 31	2015	2014	2015	2014	2015	2014	2015	2014
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income before allowance for credit losses/promotional contribution	190.5	192.5	116.7	114.2	23.8	18.1	331.0	324.8
Allowance for credit losses/promotional contribution	18.6	15.3	0.0	0.0	0.0	0.0	18.6	15.3
Net fee and commission income	-2.0	-1.6	0.0	0.0	-0.2	0.0	-2.2	-1.6
Administrative expenses	49.1	45.0	9.4	8.6	6.5	5.7	65.0	59.3
Other operating result	-4.4	-2.8	0.0	0.0	0.0	0.0	-4.4	-2.8
Net result from taxes	-2.6	-1.9	0.0	0.0	0.0	0.0	-2.6	-1.9

Operating result	113.8	125.9	107.3	105.6	17.1	12.4	238.2	243.9
Net gains/losses from fair value and hedge accounting	201.6	-184.8	0.0	0.0	3.3	1.3	204.9	-183.5

Group’s net income	315.4	-58.9	107.3	105.6	20.4	13.7	443.1	60.4

Dec. 31	2015	2014	2015	2014	2015	2014	2015	2014
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Segment assets	81.2	79.5	4.4	3.9	7.7	5.4	93.3	88.8
Segment liabilities (incl. equity)	82.1	77.4	4.4	3.9	6.8	7.5	93.3	88.8

As in the previous year, interest income generated from transactions with a single counterparty did not account for 10% or more of total interest income.

Notes to the balance sheet

(34)	Cash and balances with central banks

	Dec. 31, 2015	Dec. 31, 2014	Change in
	€ million	€ million	€ million

Cash on hand	0.1	0.1	0.0
Balances with central banks	21.1	28.9	-7.8

Total	21.2	29.0	-7.8

As in the previous year, balances with central banks consist of balances with the Deutsche Bundesbank.

(35)	Loans and advances to banks

	Dec. 31, 2015	Dec. 31, 2014	Change in
	€ million	€ million	€ million

Repayable on demand	2.4	1.0	1.4
Term deposits	2,627.7	955.7	1,672.0
Promissory notes /registered bonds	13,038.2	13,713.0	-674.8
Special promotional loans	39,688.9	36,436.2	3,252.7
Of which promotional contribution	-343.7	-326.4	-17.3
Global refinancing loans	0.0	201.6	-201.6
Other	100.0	100.1	-0.1

Total	55,457.2	51,407.6	4,049.6

Of which due after more than 12 months	48,704.1	46,556.1	2,148.0

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(36)	Loans and advances to customers

	Dec. 31, 2015	Dec. 31, 2014	Change in
	€ million	€ million	€ million

Repayable on demand	0.1	0.2	-0.1
Medium and long-term loans	30.0	29.9	0.1
Promissory notes	6,096.4	5,205.4	891.0
Of which municipal loans	6,093.9	5,183.7	910.2
Special promotional loans	252.7	293.2	-40.5
Of which promotional contribution	0.0	0.0	0.0
Other	1.7	1.6	0.1

Total	6,380.9	5,530.3	850.6

Of which due after more than 12 months	5,900.8	4,587.8	1,313.0

(37)	Allowance for credit losses/promotional contribution in the lending business

	Promotional contribution		Specific valuation allowances		Portfolio valuation allowances
	2015	2014	2015	2014	2015	2014
	€ million	€ million	€ million	€ million	€ million	€ million

As of Jan. 1	343.3	331.0	0.0	0.0	14.7	11.7
Additions	82.1	75.3	2.2	0.0	2.1	3.0
Utilization	67.3	63.0	0.0	0.0	0.0	0.0
Reversals	0.0	0.0	0.0	0.0	0.5	0.0

As of Dec. 31	358.1	343.3	2.2	0.0	16.3	14.7

Of which:
Loans and advances to banks	343.7	326.4	2.2	0.0	14.0	12.9
Loans and advances to customers	0.0	0.0	0.0	0.0	1.1	0.1
Loan commitments	14.4	16.9	0.0	0.0	0.3	0.8
Financial assets	0.0	0.0	0.0	0.0	0.9	0.9

(38)	Fair value changes of hedged items in a portfolio hedge

	Dec. 31, 2015	Dec. 31, 2014	Change in
	€ million	€ million	€ million

Fair value changes of loans attributable to interest changes (macro hedge accounting)	1,298.8	1,600.7	-301.9
Of which due after more than 12 months	1,283.2	1,588.0	-304.8

(39)	Positive fair values of derivative financial instruments

The following table provides a breakdown of derivatives classified by economic hedging relationship:

	Dec. 31, 2015	Dec. 31, 2014	Change in
	€ million	€ million	€ million

As hedging instruments for:
Hedged items in hedge accounting (fair value hedge)	1,355.4	1,538.9	-183.5
Hedged items designated as at fair value	5,886.4	4,345.2	1,541.2
Other hedged items	22.9	83.9	-61.0
Credit Value Adjustments	-25.8	-9.6	-16.2

Total	7,238.9	5,958.4	1,280.5

Of which due after more than 12 months	5,216.8	4,623.0	593.8

Derivatives used to hedge other hedged items mainly result from hedging relationships that were ineffective in accordance with the hedge accounting criteria.

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(40)	Financial assets

	Dec. 31, 2015	Dec. 31, 2014	Change in
	€ million	€ million	€ million

Bonds and debt securities	19,793.2	21,582.2	-1,789.0
Equity holdings	118.8	118.8	0.0
Other financial assets	0.2	0.2	0.0

Total	19,912.2	21,701.2	-1,789.0

Of which:
due after more than 12 months	16,212.5	16,129.6	82.9
eligible as collateral	16,903.3	19,843.9	-2,940.6

Equity holdings were recognized at cost due to the absence of both quoted prices and relevant measurement parameters in accordance with
IAS 39.46(c). No write-downs were necessary as of December 31, 2015.

(41)	Investment property

Investment property includes one property that is fully leased to third parties. The estimated useful life is 33 years.

There were no restrictions that could impede a disposal of this property.

The impairment test required by IAS 36 did not result in an impairment loss on investment property.

Changes in investment property were as follows:

	2015	2014
	€ million	€ million

Cost as of Jan. 1	19.8	19.8
Additions	0.0	0.0
Disposals	0.0	0.0
Balance as of Dec. 31	19.8	19.8
Accumulated depreciation and impairment
as of Jan. 1	-4.9	-4.4
Depreciation	-0.5	-0.5
Balance as of Dec. 31	-5.4	-4.9

Carrying amount as of Dec. 31	14.4	14.9

The fair value of the property amounted to EUR 20.3 million (2014: EUR 19.9 million). It was determined on the basis of an independent expert evaluation using the income approach. The approach is reviewed annually and developed on an ongoing basis.

Rental income of EUR 0.9 million (2014: EUR 0.9 million) was reported in other operating income. Expenditures directly attributable to the property in the amount of EUR 58.2 thousand (2014: EUR 12.5 thousand) as well as real property tax of EUR 35.9 thousand (2014: EUR 35.9 thousand) were reported in other operating expenses.

(42)	Property and equipment

Land and buildings include the owner-occupied office building at Hochstrasse 2, Frankfurt am Main, Germany. In addition, Rentenbank owns housing for employees that is not classified as investment property in accordance with IAS 40.9 (c). Instead, it is subject to the requirements of IAS 16 and thus classified as property and equipment.

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Changes in property and equipment were as follows:

	Land and buildings		Operating and office equipment		Total
	2015	2014	2015	2014	2015	2014
	€ million	€ million	€ million	€ million	€ million	€ million

Cost as of Jan. 1	23.1	23.1	10.9	10.5	34.0	33.6
Additions	0.0	0.0	1.3	0.9	1.3	0.9
Disposals	0.0	0.0	0.5	0.5	0.5	0.5

Balance as of Dec. 31	23.1	23.1	11.7	10.9	34.8	34.0
Accumulated depreciation
as of Jan. 1	-1.8	-1.8	-9.9	-9.5	-11.7	33.6
Depreciation	0.0	0.0	-0.8	-0.7	-0.8	-0.7
Disposals	0.0	0.0	0.3	0.3	0.3	0.3

Balance as of Dec. 31	-1.8	-1.8	-10.4	-9.9	-12.2	-11.7
Carrying amount as of Dec. 31	21.3	21.3	1.3	1.0	22.6	22.3

Land was tested for impairment on the basis of current standard land values. As in the previous year, the impairment test did not indicate any impairment losses for 2015.

(43)	Intangible assets

Intangible assets held in the Group comprise purchased and internally generated software.

Amortization is recognized in administrative expenses. As in the previous year, no impairment losses were required to be recognized in accordance with IAS 36.

Changes in intangible assets were as follows:

	Acquired software		Internally generated software		Total
	2015	2014	2015	2014	2015	2014
	€ million	€ million	€ million	€ million	€ million	€ million

Cost as of Jan. 1	22.4	20.4	3.3	5.5	25.7	25.9
Additions	4.6	2.3	0.0	0.0	4.6	2.3
Disposals	-0.5	-0.3	-1.9	-2.2	-2.4	-2.5

Balance as of Dec. 31	26.5	22.4	1.4	3.3	27.9	25.7
Accumulated amortization
as of Jan. 1	-9.3	-5.1	-2.8	-4.9	-12.1	-10.0
Amortization	-4.8	-4.5	-0.1	-0.1	-4.9	-4.6
Disposals	0.1	0.3	1.9	2.2	2.0	2.5

Balance as of Dec. 31	-14.0	-9.3	-1.0	-2.8	-15.0	-12.1
Carrying amount as of Dec. 31	12.5	13.1	0.4	0.5	12.9	13.6

(44)	Current income tax assets

	Dec. 31, 2015	Dec. 31, 2014	Change in
	€ million	€ million	€ million

Tax refund claims	1.0	1.4	-0.4
Income tax assets	0.2	0.3	-0.1

Total	1.2	1.7	-0.5

Tax refund claims against the tax authorities resulted from transactions subject to capital gains tax. In addition, current income tax assets resulted from the prepayments of tax in excess of the taxes owed as stated in the tax assessment notice. Payment is expected to be received in the fiscal year 2016.

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(45)	Deferred tax assets

The Group’s consolidated subsidiaries are subject to tax. Rentenbank is exempt from corporation tax in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz – KStG) and trade tax in accordance with Section 3 No. 2 of the German Trade Tax Act (Gewerbesteuergesetz – GewStG).

The components of Rentenbank’s deferred tax assets were as follows:

	Dec. 31, 2015	Dec. 31, 2014	Change in
	€ million	€ million	€ million

Deferred tax assets from
tax loss carryforwards	0.0	0.0	0.0
temporary differences	0.0	0.2	-0.2

Total	0.0	0.2	-0.2

According to the most recent tax assessments of the subsidiaries as of December 31, 2014, tax loss carryforwards amounted to EUR 116.1 million (2014: EUR 120.9 million). Of this amount, EUR 91.0 million (2014: EUR 93.7 million) related to corporation tax and EUR 25.1 million (2014: EUR 27.2 million) to trade tax. The loss carryforwards mainly stem from valuation allowances recognized in prior years as well as from the amortization of equity holdings until the fiscal year 1999.

Deferred taxes on tax loss carryforwards were calculated at the subsidiaries on the basis of a time horizon of 20 years (starting January 1, 2006) for the settlement of the pension obligations and the average earnings in recent years. Due to the expected negative earnings in the future, no deferred taxes were recognized on corporation tax or trade tax. Deferred tax assets arising from the temporary difference between the amounts reported for pension provisions in the tax accounts and the IFRS balance sheet were fully reversed.

	Dec. 31, 2014	Utilization	Reversals	Additions	Dec. 31, 2015
	€ million	€ million	€ million	€ million	€ million

Deferred tax assets from
Corporation tax	0.1	0.0	0.1	0.0	0.0
Trade tax	0.1	0.0	0.1	0.0	0.0

Total	0.2	0.0	0.2	0.0	0.0

(46)	Other assets

	Dec. 31, 2015	Dec. 31, 2014	Change in
	€ million	€ million	€ million

Cash collateral from collateral management
(payable on demand)	2,930.4	2,563.6	366.8
Prepaid expenses	1.6	1.2	0.4
Other	0.3	1.0	-0.7

Total	2,932.3	2,565.8	366.5

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(47)	Liabilities to banks

	Dec. 31, 2015	Dec. 31, 2014	Change in
	€ million	€ million	€ million

Repayable on demand	0.1	1.0	-0.9
Term deposits	290.0	0.0	290.0
Open market operations	0.0	0.0	0.0
Registered bonds and promissory notes	1,219.7	1,066.8	152.9
Global loans	1,319.5	1,116.9	202.6

Total	2,829.3	2,184.7	644.6

Of which due after more than 12 months	2,452.0	1,802.1	649.9

(48)	Liabilities to customers

	Dec. 31, 2015	Dec. 31, 2014	Change in
	€ million	€ million	€ million

Repayable on demand	135.2	112.3	22.9
Term deposits	30.1	20.9	9.2
Registered bonds and promissory notes	4,184.8	4,760.1	-575.3
Loan agreements	40.5	37.0	3.5
Other	17.7	24.4	-6.7

Total	4,408.3	4,954.7	-546.4

Of which due after more than 12 months	3,833.6	4,591.9	-758.3

(49)	Securitized liabilities

	Dec. 31, 2015	Dec. 31, 2014	Change in
	€ million	€ million	€ million

Medium-term notes	51,777.6	49,340.0	2,437.6
Global bonds	16,192.3	13,848.9	2,343.4
Euro commercial paper	3,514.4	5,924.4	-2,410.0
Bearer bonds	60.6	65.5	-4.9

Total	71,544.9	69,178.8	2,366.1

Of which due after more than 12 months	54,528.7	53,925.0	603.7

(50)	Negative fair values of derivative financial instruments

The following table presents a breakdown of derivatives by economic hedging relationship:

	Dec. 31, 2015	Dec. 31, 2014	Change in
	€ million	€ million	€ million

As hedging instruments for:
Hedged items hedge accounting (fair value hedge)	4,780.4	4,917.5	-137.1
Hedged items designated as at fair value	2,198.5	1,566.3	632.2
Other hedged items	174.1	328.3	-154.2
Debit Valuation Adjustment	-0.1	-1.5	1.4

Total	7,152.9	6,810.6	342.3

Of which due after more than 12 months	6,244.6	6,006.8	237.8

Derivatives used to hedge other hedged items mainly result from hedging relationships that were ineffective in accordance with the hedge accounting criteria.

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(51)	Provisions

	Dec. 31, 2014 € million	Reclassi- fication € million	Utilization € million	Reversals € million	Additions € million	Dec. 31, 2015 € million

Pension provisions	144.1	0.0	5.9	0.0	1.1	139.3
Other provisions	19.9	-0.5	8.8	0.9	12.1	21.8

Total	164.0	-0.5	14.7	0.9	13.2	161.1

a)	Provisions for pensions and similar obligations

The following table shows changes in the present value of pension obligations and deferred compensation as well as the amounts recognized in the consolidated statement of comprehensive income:

	Jan. 1 to Dec. 31, 2015 € million	Jan. 1 to Dec. 31, 2014 € million	Change in € million

Present value of pension obligations as of Jan. 1	144.1	116.5	27.6
Current service cost	3.8	2.6	1.2
Interest cost	2.8	3.6	-0.8
Deferred compensation	0.2	0.4	-0.2
Actuarial gains (-)/losses (+) from changes in
demographic assumptions	1.9	2.3	-0.4
financial assumptions	-7.6	24.2	-31.8
Pension benefits paid	-5.9	-5.5	-0.4

Present value of pension obligations as of Dec. 31	139.3	144.1	-4.8

Current service cost and interest cost are recognized as administrative expenses, while deferred compensation is reported as part of net interest income. Actuarial gains or losses are included in the revaluation reserve.

The breakdown of the present value of the pension obligations by beneficiary is as follows:

	Dec. 31, 2015 € million	Dec. 31, 2014 € million

Active employees	57.4	62.6
Leavers with vested benefits	4.2	5.3
Pensioners	77.7	76.2

Total	139.3	144.1

Of the pension provisions, EUR 133.4 million (2014: EUR 138.5 million) were due after more than twelve months.

Pension obligations were primarily calculated on the basis of the following actuarial assumptions:

	Dec. 31, 2015	Dec. 31, 2014

Discount rate	2.18%	2.00%
Expected rate of salary increases
Increase based on collective wage agreement	2.25%	2.25%
Career trend until the age of 45	1.00%	1.00%
Expected rate of pension increases	1.50%	2.00%
Rate of inflation	1.50%	2.00%
Employee turnover	2.00%	2.00%

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The values were calculated using the 2005G mortality tables (© Richttafeln 2005G), developed by Klaus Heubeck and fully adjusted in 2011.

The sensitivity analysis shows how the pension obligations would have been affected by changes in the significant measurement assumptions as of December 31, 2015:

	Scenario	Impact on pension obligations Dec. 31, 2015	Impact on pension obligations Dec. 31, 2014
		€ million	€ million

Discount rate1)	0.75%	-14.2	-10.0
	-0.75%	17.1	11.4
Rate of salary increases	0.50%	8.9	9.3
	-0.50%	-8.0	-8.3
Rate of inflation/rate of pension increases2)	0.50%	1.8	1.8
	-0.50%	-1.7	-1.7
Life expectancy	+ 1 year	8.4	8.4
	- 1 year	-8.3	-8.4

1)	In the prior year, the calculation was based on a scenario of +/-0.50%
2)	In the prior year, the calculation was based on a scenario of +/- 0.25%

The non-parallel gradient (e.g. in the case of a reduction or an increase of the discount rate) is primarily attributable to the compounded interest effect which has corresponding effects if maturities of 16 years are assumed.

The maturity profile shows which cash flows are likely to be associated with the pension obligations:

	Dec. 31, 2015 € million	Dec. 31, 2014 € million

Expected benefit payments during the year1)
2016	5.9	5.6
2017	6.0	5.8
2018	6.1	5.9
2019	6.0	6.0
2020	6.1	5.9
2021 to 2025	30.8	30.3
Weighted average duration	16 years	16 years

b)	Other provisions

	Dec. 31, 2015 € million	Dec. 31, 2014 € million	Change in € million

Rundown of a former equity holding	6.2	6.5	-0.3
Promotion of agriculture	11.6	9.0	2.6
Other provisions	4.0	4.4	-0.4

Total	21.8	19.9	1.9

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The provisions for the rundown of a former equity holding relate to Rentenbank’s contractual obligation to cover the pension benefit payments of Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main, which is currently in liquidation. Rentenbank, together with the other shareholders of DGL, has undertaken to contribute pro-rata contributions to secure the solvency of DGL until its expected liquidation in approximately 45 years.

Provisions for the promotion of agriculture relate to unallocated amounts from the promotional fund and the Research on Agricultural Innovation program.

Other provisions primarily included provisions for potential payments for service anniversaries and litigation costs.

Of other provisions, EUR 14.4 million (2014: EUR 12.1 million) have a remaining term of less than twelve months.

(52)	Subordinated liabilities

	Dec. 31, 2015 € million	Dec. 31, 2014 € million	Change in € million

Medium-term notes	542.4	513.2	29.2
Loan agreements	120.2	109.8	10.4
Promissory notes	66.8	68.8	-2.0

Total	729.4	691.8	37.6

Of which due after more than 12 months	725.1	687.5	37.6

(53)	Other liabilities

	Dec. 31, 2015 € million	Dec. 31, 2014 € million	Change in € million

Cash collateral from collateral management (payable on demand)	2,755.5	1,524.7	1,230.8
Discounted promotional contribution	14.4	16.8	-2.4
Deferred income	3.1	4.7	-1.6
Accruals	4.9	4.6	0.3
Other liabilities	2.9	2.9	0.0

Total	2,780.8	1,553.7	1,227.1

Rentenbank received cash collateral from collateral agreements. For each counterparty, the amount of cash collateral is determined on the basis of positive fair values, taking into account the contractual allowance and minimum transfer amounts.

Discounted promotional contributions relate to the interest subsidies and lump-sum administrative costs for committed special promotional loans that have not yet been disbursed.

Deferred income includes the discounted prepayments of interest rate reductions. These interest rate reductions lower interest cost and are granted by the German federal states within the framework of investment promotion programs. The reduced interest rates are passed on to the agricultural sector in the form of Rentenbank’s promotional loans.

Accruals mainly include obligations related to supplementary grants to employees.

Other liabilities primarily include liabilities to the tax authorities amounting to EUR 1.1 million (2014: EUR 1.1 million).

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(54)	Equity

	Dec. 31, 2015 € million	Dec. 31, 2014 € million	Change in € million

Subscribed capital	135.0	135.0	0.0
Retained earnings
Principal reserve	986.9	921.0	65.9
Guarantee reserve	22.7	45.8	-23.1
Other retained earnings	2,465.3	2,079.3	386.0
Total retained earnings	3,474.9	3,046.1	428.8
Revaluation reserve
Unrealized gains/losses from available-for-sale instruments	106.8	163.3	-56.5
Actuarial gains/losses from pension obligations	-45.1	-50.8	5.7
Revaluation reserve, total	61.7	112.5	-50.8
Distributable profit	14.3	13.8	0.5

Total	3,685.9	3,307.4	378.5

In accordance with Rentenbank’s Governing Law, the principal reserve and the guarantee reserve are transferred from Rentenbank’s annual financial statements to the consolidated financial statements. The remaining net income is transferred to other retained earnings after deducting distributable profit.

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Notes to financial instruments

(55)	Reconciliation of carrying amounts to categories

In the following tables, the financial instruments are classified by measurement category.

Dec. 31, 2015	Loans and receivables	Available for sale	Held to maturity	Held for trading	Designated as at fair value	Total
	€ million	€ million	€ million	€ million	€ million	€ million

Balances with central banks	21.1					21.1
Loans and advances to banks	48,552.4				6,904.8	55,457.2
Loans and advances to customers	6,378.3				2.6	6,380.9
Fair value changes of hedged items in a portfolio hedge	1,298.8					1,298.8
Positive fair values of derivative financial instruments				7,238.9		7,238.9
Financial assets		11,681.0	3,260.5		4,970.7	19,912.2
Other assets	2,930.4					2,930.4

Total assets	59,181.0	11,681.0	3,260.5	7,238.9	11,878.1	93,239.5

	Other liabilities	Held for trading	Designated as at fair value	Total
	€ million	€ million	€ million	€ million

Liabilities to banks	1,826.5		1,002.8	2,829.3
Liabilities to customers	2,975.6		1,432.7	4,408.3
Securitized liabilities	21,298.3		50,246.6	71,544.9
Negative fair values of derivative financial instruments	0.0	7,152.9		7,152.9
Subordinated liabilities	66.8		662.6	729.4
Other liabilities	2,755.5			2,755.5

Total liabilities	28,922.7	7,152.9	53,344.7	89,420.3

Dec. 31, 2014	Loans and receivables	Available for sale	Held to maturity	Held for trading	Designated as at fair value	Total
	€ million	€ million	€ million	€ million	€ million	€ million

Balances with central banks	28.9					28.9
Loans and advances to banks	44,254.9				7,152.7	51,407.6
Loans and advances to customers	5,229.9				300.4	5,530.3
Fair value changes of hedged items in a portfolio hedge	1,600.7					1,600.7
Positive fair values of derivative financial instruments				5,958.4		5,958.4
Financial assets		12,535.2	3,501.6		5,664.4	21,701.2
Other assets	2,563.6					2,563.6

Total assets	53,678.0	12,535.2	3,501.6	5,958.4	13,117.5	88,790.7

	Other liabilities	Held for trading	Designated as at fair value	Total
	€ million	€ million	€ million	€ million

Liabilities to banks	1,270.0		914.7	2,184.7
Liabilities to customers	3,438.6		1,516.1	4,954.7
Securitized liabilities	22,262.4		46,916.4	69,178.8
Negative fair values of derivative financial instruments		6,810.6		6,810.6
Subordinated liabilities	68.8		623.0	691.8
Other liabilities	1,553.7		1,553.7

Total liabilities	28,593.5	6,810.6	49,970.2	85,374.3

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(56)	Financial instruments designated as at fair value

	Loans and advances		Financial assets		Liabilities

	2015	2014	2015	2014	2015	2014
	€ million	€ million	€ million	€ million	€ million	€ million

Maximum exposure to credit risk Dec. 31	6,907.4	7,453.1	4,970.7	5,664.4	—	—
Fair value changes attributable to changes in credit risk
– during the period	6.7	0.2	-0.2	0.0	0.0	0.0
– accumulated	3.4	-2.9	-1.2	-1.9	0.0	0.0

Fair value changes attributable to changes in credit risk are determined as the amount of the fair value changes that is not attributable to changes in market risk. This means that the amount is determined on the basis of measurement effects resulting from changes in the credit rating of business partners or businesses or in the bank’s own credit rating.

In the year under review and previous years, the measurement of liabilities only included market-related changes. The credit rating of Rentenbank, and hence that of its liabilities, did not change in 2015 or in previous years.

	Liabilities

	Dec. 31, 2015	Dec. 31, 2014	Change in
	€ million	€ million	€ million

Carrying amount	52,590.1	49,504.7	3,085.4
Repayment at maturity	52,268.9	48,843.9	3,425.0
Difference	-321.2	-660.8	339.6
Of which Capitalization of due interest	-737.6	-954.6	217.0

The difference between the carrying amount and the contractual repayment at maturity results from measurement at fair value and, particularly in the case of zero bonds, from the capitalization of due interest.

(57)	Net gains or losses by measurement category

	Income Statement		Other comprehensive income

	Net gains/losses from fair value and hedge accounting		Result from available-for-sale instruments

	2015	2014	2015	2014
	€ million	€ million	€ million	€ million

Held for trading	-183.0	-1,173.5	0.0	0.0
Designated as at fair value	647.9	-30.0	0.0	0.0
Loans and receivables	-382.1	1,414.5	0.0	0.0
Available for sale	-179.0	182.9	-56.4	92.3
Held to maturity	0.0	0.0	-0.1	0.2
Other liabilities	301.1	-577.4	0.0	0.0

Total	204.9	-183.5	-56.5	92.5

Reconciliation to Note (30)

Amortized amounts from ineffective hedging relationships are included in fair value measurement as part of net gains/losses from fair value and hedge accounting. The amortized amounts relate to hedged items of

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the loans and receivables and other liabilities categories. A reconciliation of the item ‘fair value measurement’ included in net gains/losses from fair value and hedge accounting to the categories shown here is only possible in aggregate amounts.

The result from currency translation of EUR 5.7 million (2014: EUR -5.1 million) set out in Note 30 comprises hedges of EUR -0.2 million (2014: EUR -5.8 million) classified as held for trading and hedged items designated as at fair value of EUR 5.9 million (2014: EUR 0.7 million).

(58)	Disclosures on the fair value of financial instruments measured at fair value

The following table provides an overview of the balance sheet classes of the financial instruments measured at fair value, presented by valuation method:

Dec. 31, 2015	Fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€ million	€ million	€ million	€ million

Loans and advances to banks	6,904.8	0.0	4,135.9	2,768.9
Promissory notes and registered debt securities	1,508.1	0.0	1,508.1	0.0
Special promotional loans	2,669.9	0.0	0.0	2,669.9
Other	2,726.8	0.0	2,627.8	99.0
Loans and advances to customers	2.6	0.0	0.0	2.6
Positive fair values of derivative financial instruments	7,238.9	0.0	7,238.9	0.0
Financial assets	16,532.9	9,024.7	7,446.9	61.3

Total assets	30,679.2	9,024.7	18,821.7	2,832.8

Liabilities to banks	1,002.8	0.0	1,002.8	0.0
Liabilities to customers	1,432.7	0.0	203.0	1,229.7
Securitized liabilities	50,246.6	24,078.1	26,106.7	61.8
Medium-term notes	30,479.5	11,043.5	19,374.2	61.8
Global bonds	16,192.5	13,034.6	3,157.9	0.0
Euro commercial paper	3,514.4	0.0	3,514.4	0.0
Other	60.2	0.0	60.2	0.0
Negative fair values of derivative financial instruments	7,152.9	0.0	7,152.9	0.0
Subordinated liabilities	662.6	0.0	0.0	662.6

Total liabilities	60,497.6	24,078.1	34,465.4	1,954.1

Financial assets do not include equity holdings in two banks and several companies at a total carrying amount of EUR 118.8 million (2014: EUR 118.8 million). They are measured at cost as their fair value cannot be reliably determined. Since the equity holdings are not traded in an active market, no quoted prices are available. A model-based measurement is not possible either as the future cash flows cannot be reliably estimated. There is no intention to dispose of these equity holdings.

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Dec. 31, 2014	Fair value € million	Quoted prices in active markets (Level 1) € million	Significant observable inputs (Level 2) € million	Significant unobservable inputs (Level 3) € million

Loans and advances to banks	7,152.7	0.0	3,632.8	3,519.9
Promissory notes and registered debt securities	2,677.1	0.0	2,677.1	0.0
Special promotional loans	3,420.9	0.0	0.0	3,420.9
Other	1,054.7	0.0	955.7	99.0
Loans and advances to customers	300.4	0.0	300.0	0.4
Positive fair values of derivative financial instruments	5,958.4	0.0	5,958.4	0.0
Financial assets	18,080.8	9,774.1	8,262.7	44.0

Total assets	31,492.3	9,774.1	18,153.9	3,564.3

Liabilities to banks	914.7	0.0	914.7	0.0
Liabilities to customers	1,516.1	0.0	211.0	1,305.1
Securitized liabilities	46,916.3	24,486.4	22,429.9	0.0
Medium-term notes	27,081.6	12,458.8	14,622.8	0.0
Global bonds	13,848.7	12,027.6	1,821.1	0.0
Euro commercial paper	5,924.4	0.0	5,924.4	0.0
Other	61.6	0.0	61.6	0.0
Negative fair values of derivative financial instruments	6,810.6	0.0	6,810.6	0.0
Subordinated liabilities	623.0	0.0	0.0	623.0

Total liabilities	56,780.7	24,486.4	30,366.2	1,928.1

Since the last reporting date, the following transfers occurred between Levels 1 and 2 of the fair value hierarchy:

	Dec. 31, 2015	Dec. 31, 2014
	€ million	€ million

Transfers from Level 1 to Level 2
Financial assets	1,781.5	2,232.8
Securitized liabilities	4,260.6	3,087.6
Medium-term notes	4,260.6	2,313.0
Global bonds	0.0	774.6
Transfers from Level 2 to Level 1
Financial assets	2,393.9	975.0
Securitized liabilities	2,651.1	3,792.9
Medium-term notes	1,491.0	3,792.9
Global bonds	1,160.1	0.0

The transfers were made due to the availability or the absence of quoted prices in active markets.

Changes in Level 3

The following table shows the amounts and results of the financial instruments measured at fair value which were determined using valuation techniques and include significant unobservable inputs (Level 3). The changes are presented by class:

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	Loans and advances to banks		Loans and advances to customers		Financial assets

	Special promotional loans € million	Other € million	€ million	€ million	€ million	€ million

Fair value as of Jan. 1	3,420.9	99.0		0.4		44.0
Transfers to Level 3	0.0	0.0		0.0		55.2
Transfers from Level 3	0.0	0.0		0.0		35.9
Gains and losses recognized
in net gains/losses from fair value and hedge accounting (income statement)	8.4	0.0		2.4		-0.6
in the result from available-for-sale instruments (other comprehensive income)	0.0	0.0		0.0		-1.4
Additions from purchases	0.0	0.0		0.0		0.0
Disposals from sales	0.0	0.0		0.0		0.0
Settlements	758.8	0.0		0.2		0.0
Change in accrued interest	-0.6	0.0		0.0		0.0

Fair value as of Dec. 31	2,669.9	99.0		2.6		61.3
Unrealized gains and losses recognized in the income statement relating to assets held as of Dec. 31	4.5	0.0		2.4		-0.6

2015	Liabilities to customers € million	Securitized liabilities Medium term notes Mio. EUR	Subordinated liabilities € million

Fair value as of Jan. 1	1,305.1	0.0	623.0
Transfers to Level 3	0.0	0.0	0.0
Transfers from Level 3	0.0	0.0	0.0
Gains and losses recognized
in net gains/losses from fair value and hedge accounting (income statement)	-0.9	4.5	-39.7
in the result from available-for-sale instruments (other comprehensive income)	0.0	0.0	0.0
New issues	14.0	65.8	0.0
Settlements	89.9	0.0	0.0
Change in accrued interest	-0.4	0.5	-0.1

Fair value as of Dec. 31	1,229.7	61.8	662.6
Unrealized gains and losses recognized in the income statement relating to liabilities held as of Dec. 31	-2.6	4.5	-39.7

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2014	Loans and advances to banks		Loans and advances to customers	Financial assets

	Special promotional loans € million	Other € million	€ million	€ million

Fair value as of Jan. 1	3,610.2	98.5	1.6	49.2
Transfers to Level 3	0.0	0.0	0.0	15.2
Transfers from Level 3	0.0	0.0	0.0	0.0
Gains and losses recognized
in net gains/losses from fair value and hedge accounting (income statement)	16.7	0.5	0.3	-0.5
in the result from available-for-sale instruments (other comprehensive income)	0.0	0.0	0.0	0.1
Additions from purchases	0.0	0.0	2.5	0.0
Disposals from sales	0.0	0.0	0.0	0.0
Settlements	205.5	0.0	4.0	19.5
Change in accrued interest	-0.5	0.0	0.0	-0.5

Fair value as of Dec. 31	3,420.9	99.0	0.4	44.0

Unrealized gains and losses recognized in the income statement relating to assets held as of Dec. 31	15.5	0.5	-2.2	0.0

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2014	Liabilities to customers	Securitized liabilities	Subordinated liabilities

	EUR million	Medium term notes Mio. EUR	EUR million

Fair value as of Jan. 1	1,258.0	156.4	621.6
Transfers to Level 3	0.0	0.0	0.0
Transfers from Level 3	17.5	156.4	0.0
Gains and losses recognized
in net gains/losses from fair value and hedge accounting (income statement)	-100.7	0.0	-2.0
in the result from available-for-sale instruments (other comprehensive income)	0.0	0.0	0.0
New issues	0.0	0.0	0.0
Settlements	35.0	0.0	0.0
Change in accrued interest	-1.1	0.0	-0.6

Fair value as of Dec. 31	1,305.1	0.0	623.0

Unrealized gains and losses recognized in the income statement relating to liabilities held as of Dec. 31	-101.1	0.0	-2.0

Transfers are always recognized at the beginning of the reporting period, irrespective of the actual time of the event that triggered the transfer.

The following is a summary of the unobservable inputs used in the valuation of the Level 3 instruments. Unless otherwise stated, the results are recognized through profit or loss in net gains/losses from fair value and hedge accounting:

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Dec. 31, 2015	Fair value € million	Valuation technique	Significant unobservable inputs	Range (weighted average) in bps	Seenario +40bps € million

Loans and advances to banks	2,768.9	Discounted cash flow	Credit spread for loans	-10 to 68 (5.1)	-20.3
Special promotional loans	2,669.9	Discounted cash flow	Credit spread for loans	-10 to 68 (5.8)	-19.7
Other	99.0	Discounted cash flow	Credit spread for loans	64 to 64 (64)	-0.6
Loans and advances to customers	2.6	Discounted cash flow	Credit spread for loans	1290 to 1290 (1290)	0.0
Financial assets	8.4	Discounted cash flow	Credit spread for bonds with indemnity agreements	-12 to -12 (-12)	0.0
Of which net gains/losses from fair value and hedge accounting
(income statement)	8.4	Discounted cash flow	Credit spread for loans		0.0
Financial assets	52.9	Bloomberg	significant portion of unobservable inputs in relation to the Bloomberg price		-0.7
Of which result fromavailable-for-sale instruments (other comprehensive income)	52.9				-0.7
Liabilities to customers	1,229.7	Discounted cash flow	Credit spread for own issues in EUR for terms to maturity of > 9 years	-24 to 3 (-18.3)	100.6
		Discounted cash flow	Credit spread for own issues in NZD	64 to 64 (64)	0.3
Securitized liabilities	61.8	Discounted cash flow	Credit spread for own issues in BRL	32 to 32 (32)	1.0
Medium-term notes	61.8	Discounted cash flow	Credit spread for own issues in BRL	32 to 32 (32)	1.0
Subordinated liabilities	662.6	Discounted cash flow	Credit spread for subordinated issues	-7 to 41 (5)	26.0

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Dec. 31, 2014	Fair value € million	Measurement technique	Significant unobservable inputs	Range (weighted average) in bps	Seenario +40bps € million

Loans and advances to banks	3,519.9	Discounted cash flow	Credit spread for loans	-7 to 37 (-1.8)	-31.0
Special promotional loans	3,420.9	Discounted cash flow	Credit spread for loans	-7 to 2 (-4.9)	-30.1
Other	99.0	Discounted cash flow	Credit spread for loans	37 to 37 (37)	-0.9
Loans and advances to customers	0.4	Discounted cash flow	Credit spread for loans	1293 to 1293 (1293)	0.0
Financial assets	28.8	Discounted cash flow	Credit spread for bonds with indemnity agreements	-17 to -15 (-15.6)	-0.3
Of which net gains/losses from fair value and hedge accounting(income statement)	8.1				-0.1
Of which result from available-for-sale instruments (other comprehensive income)	20.7				-0.2
Financial assets	15.2	Bloomberg BVAL	significant portion of unobservable inputs in relation to the Bloomberg BVAL price		-0.1
Of which result from available-for-sale instruments (other comprehensive income)	15.2				-0.1
Liabilities to customers	1,305.1	Discounted cash flow	Credit spread for own issues in EUR for terms to maturity of > 10 years	-11 to 10 (-3.3)	119.3
Subordinated liabilities	623.0	Discounted cash flow	Credit spread for subordinated issues	-3 to 26 (5.1)	25.9

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(59)	Disclosure of the fair value of financial instruments measured at amortized cost

For financial instruments not carried at fair value in the balance sheet, the carrying amount is compared with the fair value.

	Dec. 31, 2015			Dec. 31, 2014

	Fair value	Carrying amount	Difference	Fair value	Carrying amount	Difference
	€ million	€ million	€ million	€ million	€ million	€ million

Cash and balances with central banks	21.1	21.1	0.0	28.9	28.9	0.0
Loans and advances to banks	48,900.2	48,552.4	347.8	45,176.6	44,254.9	921.7
Loans and advances to customers	6,553.4	6,378.3	175.1	5,413.6	5,229.9	183.7
Fair value changes of hedged items in a portfolio hedge	1,298.8	1,298.8	0.0	1,600.7	1,600.7	0.0
Financial assets	3,445.3	3,260.5	184.8	3,725.5	3,501.6	223.9
Other assets	2,930.4	2,930.4	0.0	2,563.6	2,563.6	0.0

Total assets	63,149.2	62,441.5	707.7	58,508.9	57,179.6	1,329.3

Liabilities to banks	1,856.5	1,826.5	30.0	1,305.1	1,270.0	35.1
Liabilities to customers	3,047.0	2,975.6	71.4	3,541.6	3,438.7	102.9
Securitized liabilities	21,428.3	21,298.3	130.0	22,409.9	22,262.4	147.5
Subordinated liabilities	67.2	66.8	0.4	68.9	68.8	0.1
Other liabilities	2,755.5	2,755.5	0.0	1,553.7	1,553.7	0.0

Total liabilities	29,154.5	28,922.7	231.8	28,879.2	28,593.6	285.6

Positive differences for assets and negative differences for liabilities represent unrealized gains, while negative differences for assets and positive differences for liabilities represent unrealized losses.

The fair values disclosed are assigned to the following hierarchy levels:

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Dec. 31, 2015
	Fair value	Quoted prices on active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€ million	€ million	€ million	€ million

Loans and advances to banks	48,900.2	0.0	11,509.0	37,391.2
Promissory notes and registered debt securities	11,749.4	0.0	11,506.6	242.8
Special promotional loans	37,148.4	0.0	0.0	37,148.4
Other	2.4	0.0	2.4	0.0
Loans and advances to customers	6,553.4	0.0	3,598.8	2,954.6
Fair value changes of hedged items in a portfolio hedge	1,298.8	0.0	1,298.8	0.0
Financial assets	3,445.3	1,193.4	2,203.1	48.8
Investment property	20.3	0.0	0.0	20.3

Total assets	60,218.0	1,193.4	18,609.7	40,414.9

Liabilities to banks	1,856.5	0.0	1,702.9	153.6
Liabilities to customers	3,047.0	0.0	2,196.3	850.7
Securitized liabilities	21,428.3	12,411.8	8,983.3	33.2
Medium-term notes	21,428.0	12,411.8	8,983.0	33.2
Global bonds	0.0	0.0	0.0	0.0
Euro commercial paper	0.0	0.0	0.0	0.0
Other	0.3	0.0	0.3	0.0
Subordinated liabilities	67.2	0.0	0.0	67.2

Total liabilities	26,399.0	12,411.8	12,882.5	1,104.7

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Dec. 31, 2014
	Fair value	Quoted prices on active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€ million	€ million	€ million	€ million

Loans and advances to banks	45,176.6	0.0	11,252.7	33,923.9
Promissory notes and registered debt securities	11,106.1	0.0	11,033.0	73.1
Special promotional loans	34,070.5	0.0	0.0	34,070.5
Other	0.0	0.0	0.0	0.0
Loans and advances to customers	5,413.6	0.0	3,797.3	1,616.3
Fair value changes of hedged items in a portfolio hedge	1,600.7	0.0	1,600.7	0.0
Financial assets	3,725.5	2,017.3	1,636.0	72.2
Investment property	20.0	0.0	0.0	20.0

Total assets	55,936.4	2,017.3	18,286.7	35,632.4
Liabilities to banks	1,305.1	0.0	1,156.0	149.1
Liabilities to customers	3,541.6	0.0	2,762.6	779.0
Securitized liabilities	22,409.9	18,836.5	3,573.4	0.0
Medium-term notes	22,406.0	18,836.5	3,569.5	0.0
Global bonds	0.0	0.0	0.0	0.0
Euro commercial paper	0.0	0.0	0.0	0.0
Other	3.9	0.0	3.9	0.0
Subordinated liabilities	68.9	0.0	0.0	68.9

Total liabilities	27,325.5	18,836.5	7,492.0	997.0

(60)	Derivatives

Breakdown by risk:

	Notional amounts		Fair values positive		Fair values negative

	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
	€ million	€ million	€ million	€ million	€ million	€ million

Interest rate risks	103,207.9	95,746.2	1,918.7	2,314.2	5,026.4	5,336.8
Currency risks	53,674.1	48,039.7	5,313.6	3,639.2	2,126.5	1,473.8
Share price risk and other price risks	30.0	30.0	6.6	5.0	0.0	0.0

Total	156,912.0	143,816.0	7,238.9	5,958.4	7,152.9	6,810.6

Breakdown by counterparty:

	Notional amounts		Fair values positive		Fair values negative

	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
	€ million	€ million	€ million	€ million	€ million	€ million

Banks in OECD countries	139,143.8	126,844.5	6,470.5	5,200.1	6,295.5	6,089.9
Non-banks in OECD countries	16,894.8	15,369.3	767.8	757.1	796.5	607.9
Public-sector entities in OECD countries	873.4	1,602.2	0.6	1.2	60.9	112.8

Total	156,912.0	143,816.0	7,238.9	5,958.4	7,152.9	6,810.6

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Other disclosures

(61)	Capital management

The investment of capital in the Capital Investment segment is decided by the Board of Managing Directors. Anticipated changes in interest rates as well as the maturity profile are of major significance in this context.

(62)	Regulatory capital

In accordance with IAS 1.135, disclosures on regulatory own funds are to be made in the consolidated financial statements.

The Group’s regulatory own funds are required to be determined on the basis of applicable EU law, i.e. in accordance with the Capital Requirements Regulation (CRR – the regulation on the implementation of the capital adequacy requirements under Basel III). This is due to the adoption of the Capital Requirements Directive IV (CRD IV) which transposed the capital requirement framework into national law. The Group’s regulatory own funds were determined on the basis of the IFRS consolidated financial statements using the scope of consolidation as applied in the financial statements. This scope of consolidation is equivalent to the regulatory scope of consolidation.

Eligible own funds comprise Tier 1 capital and Tier 2 capital. The following table shows the IFRS amounts of the eligible own funds as of December 31, 2015:

	Dec. 31, 2015	Dec. 31, 2014
	€ million	€ million

Subscribed capital pursuant to Art. 26(1) point (a) CRR	135.0	135.0
Retained earnings pursuant to Art. 26(1) point (c) CRR	3,046.2	2,999.5
Deductions from Common Equity Tier 1 (Difference portfolio valuation allowance: as of reporting date compared to the previous year)	-1.6	-3.0
Revaluation reserve pursuant to Art. 26(1) point (d) CRR in conjunction with Art. 468 CRR (transitional provisions)	44.9	0.0
Measurement effects from own credit risk from liabilities prudential filters, own credit pursuant to Art. 33(1) point b) CRR	285.8	87.7
Measurement effects from own credit risk from derivative liabilities prudential filters, own credit pursuant to Art. 33(1) point (b) CRR	-1.5	0.0
Additional value adjustments pursuant to Art. 34 CRR (prudent valuation)	-312.0	-261.0
Intangible assets pursuant to Art. 37 CRR	-17.8	-18.1
Deferred tax assets that rely on future profitability pursuant to Art. 38 CRR in conjunction with Art. 469 (transitional provisions)	0.0	-0.3

Tier 1 capital	3,179.0	2,939.8

Subordinated liabilities pursuant to Art. 62 point (a) CRR	46.1	48.1
Subordinated liabilities pursuant to Art. 484 CRR	413.4	455.1
Credit risk adjustment pursuant to Art. 110 (1) CRR	16.3	14.7

Tier 2 capital	475.8	517.9

Eligible own funds	3,654.8	3,457.7

Under the credit-risk standardized approach, business partner ratings are used instead of country ratings and a CVA charge is covered by own funds. In accordance with the regulatory requirements, the latter takes into account a deterioration in the credit quality of derivative counterparties. This leads to a corresponding increase in risk-weighted assets.

As in the prior year, Rentenbank met the regulatory requirements at all times in the reporting year. The following key figures were calculated for the Group in accordance with the CRR as of the reporting date:

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	Dec. 31, 2015	Dec. 31, 2014
	%	%

Tier 1 capital ratio pursuant to CRR	20.2	16.4
Total capital ratio pursuant to CRR	23.2	19.3

(63)	Country-by-Country Reporting

The requirements set out in Article 89 of Directive 2013/36/EU (Capital Requirements Directive, CRD IV) was transposed into German law by means of Section 26a (1) sentence 2 et seq. of the German Banking Act (Kreditwesengesetz – KWG).

According to this section, CRR institutions are required to disclose the following information on a consolidated basis, specified by EU member state or by third country in which they have establishments or their registered office:

–	Name(s), nature of activities and geographical location

–	Turnover

–	Number of employees on a full-time equivalent basis

–	Profit or loss before tax

–	Tax on profit or loss

–	Public subsidies received

In addition, CRR institutions are required to disclose their return on assets pursuant to Section 26a (1) sentence 4 KWG.

Name and nature of activities

Landwirtschaftliche Rentenbank, a credit institution, and the fully-consolidated subsidiaries, as financial institutions, all with their registered offices in Frankfurt am Main, Germany, do not have branch offices. Therefore, all the information presented in the annual financial statements in accordance with Section 26a (1) sentence 2 KWG relates solely to Germany.

Turnover

Turnover is defined as the total of the following income statement items (in accordance with IFRS):

–	Net interest income

–	Net fee and commission income

–	Other operating result

–	Net result from financial assets

–	Net gains/losses from fair value and hedge accounting

The turnover determined using this method amounted to EUR 529.2 million in the fiscal year 2015 (2014: EUR 136.9 million).

Since the combined revenues of the two subsidiaries LR Beteiligungsgesellschaft mbH, Frankfurt am Main, (LRB) and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main, (DSV) account for less than 1% of the Group’s operating result before consolidation, their revenues are not presented separately due to immateriality.

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Number of employees

The number of employees is stated on an average full-time equivalent basis pursuant to Section 267 (5) HGB.

Rentenbank employed 268 (2014: 260) employees on average in 2015, of which 218 (2014: 215) were full-time employees. The two subsidiaries LRB and DSV have no employees of their own.

Profit before tax and tax on profit or loss

Profit before tax for the fiscal year 2015 amounted to EUR 445.7 million (2014: EUR 62.3 million), tax on profit or loss amounted to EUR -2.6 million (2014: EUR -1.9 million). The net tax expense arises exclusively at the consolidated subsidiaries LRB and DSV. Rentenbank is exempt from corporation tax in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz – KStG) and trade tax in accordance with Section 3 No. 2 of the German Trade Tax Act (Gewerbesteuergesetz – GewStG).

Public subsidies

The Federal Republic of Germany has an institutional liability (Anstaltslast) and has issued a guarantee for the liabilities of Rentenbank (refinancing guarantee). Rentenbank has not received public subsidies.

Return on assets

In accordance with Section 26a (1) sentence 4 KWG, the return on assets is calculated as the ratio of the Group’s net income after tax under IFRS and the Group’s total assets under IFRS. It was 0.48% as of December 31, 2015 (2014: 0.07%).

(64)	Assets pledged or accepted as collateral

The Group uses derivatives exclusively to hedge existing and foreseeable market risks. They are entered into only with counterparties from EU/OECD countries. Rentenbank has concluded master netting agreements with these counterparties and entered into collateral agreements based on these netting agreements. These agreements provide for cash deposits denominated exclusively in euros to secure the positive fair values from derivatives in excess of the contractual allowance amounts and minimum transfer amounts. In return, Rentenbank undertakes to provide cash deposits denominated in euros in the case of negative fair values if these exceed the corresponding allowance and minimum transfer amounts. The EONIA rate is applied daily to the collateral provided and received. Interest payments are made on a monthly basis.

Positive and negative fair values of derivative financial instruments are not offset pursuant to IAS 32.42, but reported on a gross basis.

	Positive fair values		Negative fair values

	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
	€ million	€ million	€ million	€ million

Gross carrying amount	7,238.9	5,958.4	7,152.9	6,810.6
Cash collateral from collateral management	2,755.5	1,524.7	2,930.4	2,563.6

The following assets are registered as collateral in the cover register for covered bonds in the amount of EUR 463.1 million (2014: EUR 897.4 million):

	Dec. 31, 2015	Dec. 31, 2014	Change in
	€ million	€ million	€ million

Loans and advances to banks	924.1	1,294.7	-370.6
Loans and advances to customers	0.0	0.0	0.0

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In order to ensure solvency, freely available refinancing facilities amounted to EUR 20,010 million in nominal terms (2014: EUR 21,828 million) as of the balance sheet date.

As of December 31, 2015, receivables from reverse repo transactions in connection with General Collateral Pooling amounted to EUR 1,502 million (2014: EUR 350 million) due from Eurex Clearing AG. In this context, Rentenbank received collateral from the basket of securities with a market value of EUR 1,611 million (2014: EUR 366 million) and a notional amount of EUR 1,508 million (2014: EUR 344 million). Within the scope of the collateral agreement, Rentenbank deposited securities with a collateral value of EUR 616 million (2014: EUR 261 million) and a notional amount of EUR 600 million (2014: EUR 253 million) as collateral at Eurex Clearing AG.

(65)	Contingent liabilities and other commitments

	Dec. 31, 2015	Dec. 31, 2014	Change in
	€ million	€ million	€ million

Contingent liabilities
Liabilities from guarantees and indemnity agreements	1.3	1.6	-0.3
Other commitments
Irrevocable loan commitments	841.7	195.3	646.4

Total	843.0	196.9	646.1

Contingent liabilities only consist of default guarantees for loans subject to interest subsidies. Rentenbank has counter-guarantees granted by the Federal Government that fully collateralize the default guarantees. Guarantees are not expected to be called upon.

Other commitments include irrevocable loan commitments from the lending business. These commitments are expected to be drawn down in 2016.

(66)	Equity holdings

The following table provides an overview of all the equity holdings of the Rentenbank Group pursuant to Section 313 (2) HGB.

Name of company		Share of capital in %	Equity in EUR million	Result in EUR million

I.	Companies included in the consolidated financial statements

	Fully-consolidated subsidiaries
	LR-Beteiligungsgesellschaft mbH, Frankfurt am Main	100.0	122.4	113.2
	DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main	100.0	11.2	-0.3
II.	Companies not included in the consolidated financial statements

	Subsidiaries
	Getreide-Import-Gesellschaft mbH, Frankfurt am Main1)	100.0	7.7	0.0
	Associates
	Deutsche Bauernsiedlung – Deutsche Gesellschaft für
	Landentwicklung (DGL) GmbH, Frankfurt am Main2)	25.1	7.2	-0.2
	Other equity holdings
	LAND-DATA Beteiligungs GmbH, Hanover2)	10.9	1.3	0.2
	LAND-DATA GmbH, Hanover2)	10.9	4.2	0.0
	Landgesellschaft Mecklenburg-Vorpommern mbH, Leezen2)	9.8	42.9	3.1
	Niedersächsische Landgesellschaft mbH, Hanover2)	6.3	114.0	49.5
	Landgesellschaft Sachsen-Anhalt mbH, Magdeburg2)	5.5	55.5	9.3
	Landgesellschaft Schleswig-Holstein mbH, Kiel2)	3.2	62.8	7.5
	DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main2)	2.9	7,994.0	213.0

1)	A profit and loss transfer agreement is in place with the company
2)	Data as of December 31, 2014

The Group structure provides for limitations between the subsidiaries LRB, DSV and GIG in terms of funding and transfer of assets. Approval by Rentenbank (shareholder) is required in individual cases.

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Additional disclosures on the consolidated companies and associates

The shares held in Getreide-Import-Gesellschaft mbH, Frankfurt am Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main, were not included in the consolidated financial statements due to immateriality. The remaining companies in which Rentenbank holds interests are neither controlled by Rentenbank nor can Rentenbank exercise significant influence over them. Therefore, the interests held in these companies are reported as financial assets.

The currently available financial information pursuant to HGB of the associate Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main, can be summarized as follows:

	Dec. 31, 2015	Dec. 31, 2014
	€ thousand	€ thousand

Assets	19,907.5	20,615.7
Liabilities	12,696.8	13,197.2
Net loss	-0.2	-0.2

(67)	Related party disclosures

In accordance with IAS 24, transactions between related parties and the Rentenbank Group must be disclosed. Related parties are the members of the Board of Managing Directors and of the Board of Supervisory Directors, including dependents, the Federal Ministry of Food and Agriculture as well as the subsidiary not included in the consolidated financial statements (Getreide-Import-Gesellschaft mbH, Frankfurt am Main), and the associate not accounted for using the equity method (Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt am Main).

The following transactions were carried out with the related parties:

	Board of Managing Directors		Subsidiaries		Associates

	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand

Deposits	630.8	405.2	8,882.4	428.2	565.4	441.6

The above deposits are unsecured and bear floating-rate interest. The deposits by the Board of Managing Directors concern deposits held in current accounts and investment accounts and are subject to the generally applicable terms and conditions for Rentenbank employees. Current account deposits are payable on demand, deposits on investment accounts are payable on a semi-annual basis. Loan and securities transactions were not entered into.

The loan granted by GIG to the Group in the amount of EUR 8.5 million was repaid in the reporting year. The related interest paid in the Group was EUR 2.0 thousand (2014: EUR 20.4 thousand). On the basis of the management service agreement between GIG and the Group, the Group received income in the amount of EUR 87.0 thousand (2014: EUR 87.8 thousand) for the fiscal year 2015. The Group received EUR 1.5 thousand (2014: EUR 4.0 thousand) for internal audit services in connection with current audit activities at GIG. The Group had liabilities from obligations related to pension plan deficits in the amount of EUR 97.7 thousand (2014: EUR 121.4 thousand) towards GIG. Based on a profit and loss transfer agreement, the Group absorbed the net loss of GIG in the amount of EUR 75.5 thousand (2014: EUR 51.5 thousand).

Provisions of EUR 6.2 million (2014: EUR 6.5 million) relate to the contractual obligation of the Group to cover pension benefit payments of Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main, which is currently in liquidation.

Based on a service agreement with DGL, the Group received income in the amount of EUR 24.6 thousand (2014: EUR 24.6 thousand).

The Group did not enter into any transactions with the members of the Board of Supervisory Directors.

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Rentenbank is subject to the supervision of the German Federal Ministry of Food and Agriculture (the supervisory authority), which makes its decisions in consultation with the German Federal Ministry of Finance. The supervisory authority ensures that the operations of Rentenbank are in line with the public interest, particularly as regards the promotion of agriculture and rural areas as well as compliance with laws and the bank’s statutes.

As in the previous year, no significant transactions were carried out in 2015 with the supervisory authority or with companies that are controlled by the supervisory authority or over which the supervisory authority exercises significant influence.

The following remuneration was determined for the individual members of the Board of Managing Directors for the fiscal year 2015:

	Fixed remuneration		Variable remuneration		Other remuneration		Total remuneration

	2015	2014	2015	2014	2015	2014	2015	2014
	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand	€ thousand

Hans Bernhardt	530.0	517.5	235.0	245.0	41.1	38.6	806.1	801.1
Dr. Horst Reinhardt	530.0	517.5	235.0	245.0	26.6	26.2	791.6	788.7
Imke Ettori	400.0	133.3	100.0	0.0	11.8	3.8	511.8	137.1

Total	1,460.0	1,168.3	570.0	490.0	79.5	68.6	2,109.5	1,726.9

Remuneration is classified exclusively as current benefits since they are paid within twelve months after the end of the fiscal year.

The pension obligations due to the members of the Board of Managing Directors amounted to EUR 10,052.7 thousand as of December 31, 2015 (2014: EUR 9,288.6 thousand). The portion of the additions to pension provisions for the members of the Board of Managing Directors classified as personnel expenses amounted to EUR 745.9 thousand in the fiscal year 2015 (2014: EUR 434.5 thousand).

Pension and other obligations to the former members of the Board of Managing Directors and former managing directors as well as their surviving dependents totaled EUR 19 508.2 thousand (2014: EUR 20,356.7 thousand) as of December 31, 2015. Benefits and other remuneration paid in the reporting period amounted to EUR 1,311.8 thousand (2014: EUR 1,284.6 thousand).

In accordance with the remuneration regulations, the Chairman of the Board of Supervisory Directors receives a fixed remuneration of EUR 30.0 thousand (2014: EUR 30.0 thousand), his Deputy Chairman EUR 20.0 thousand (2014: EUR 20.0 thousand) and all other members of the Board of Supervisory Directors receive basic annual remuneration of EUR 10.0 thousand each (2014: EUR 10.0 thousand). In addition, the members of the Board of Supervisory Directors who are members of a committee receive remuneration of EUR 2.0 thousand (2014: EUR 2.0 thousand) and members who chair a committee EUR 4.0 thousand (2014: EUR 4.0 thousand).

The total remuneration of the Board of Supervisory Directors in the year under review amounted to EUR 292.5 thousand (2014: EUR 291.0 thousand), including VAT.

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The following table shows the individual remuneration (excluding VAT):

	Membership		Remuneration

			2015	2014
	2015	2014	€ thousand	€ thousand

Joachim Rukwied	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	42.0	42.0
Christian Schmidt[1]	Jan. 1 – Dec. 31	Feb. 17 – Dec. 31	22.0	19.0
Dr. Klaus Stein	Jan. 1 – Nov. 30	Jan. 1 – Dec. 31	16.2	17.0
Georg Fahrenschon	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	14.0
Udo Folgart	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	12.3
Dr. Robert Kloos	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	14.0
Bernhard Krüsken	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	14.0
Michael Reuther	Jan. 1 – Dec. 31	July 4 – Dec. 31	14.0	7.0
Dr. Caroline Toffel	Jan. 1 – Dec. 31	Nov. 6 – Dec. 31	12.3	2.0
Werner Hilse	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	12.0
Manfred Nüssel	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	12.0
Harald Schaum	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	11.5
Brigitte Scherb	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	12.0
Norbert Schindler	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	12.0
Helmut Brunner	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	10.0	10.0
Prof. Matthias Stauch	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	10.0	10.0
Jörg Vogelsänger	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	10.0	10.0
Konrad Weiterer	Jan. 1 – Dec. 31	July 4 – Dec. 31	10.0	5.0
Dr. Hans-Peter Friedrich2)	—	Jan. 1 – Feb. 17	—	2.8
Dr. Werner Hildenbrand	—	Jan. 1 – July 4	—	5.0
Wolfgang Kirsch	—	Jan. 1 – June 30	—	8.0
Klaus-Peter Müller	—	Jan. 1 – July 4	—	7.0

Total remuneration			262.5	258.6

1)	Direct donation to “Cadolzburger Burgfestspiele e.V.” and “Verein zur Förderung der Weiterbildung im LandFrauenverband Schleswig-Holstein e.V.”
2)	Direct donation to Diakoniewerk Martinsberg e.V. and Evangelische Jugendsozialarbeit Bayern e.V.

Additional disclosures pursuant to the German Commercial Code (HGB)

(68)	Average number of employees

	Men		Women		Total

	2015	2014	2015	2014	2015	2014

Full-time employees	135	133	83	82	218	215
Part-time employees	5	6	45	39	50	45

Total	140	139	128	121	268	260

(69)	Auditors’ fees

	2015	2014
	€ thousand	€ thousand

Audit services*	286.4	325.9
Other certification services	65.4	76.2
Tax consulting services	20.5	0.0
Other services	352.2	166.6

*	Of the fees for audit services in 2015, EUR 18.4 thousand relates to the previous year; of the fees for audit services in 2014, EUR 60.4 thousand related to 2013

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The Declaration of Conformity with the German Public Corporate Governance Code has been submitted and has been published on Rentenbank’s website.

Frankfurt am Main, March 16, 2016

LANDWIRTSCHAFTLICHE RENTENBANK
The Board of Managing Directors

/s/ Dr. Horst Reinhardt	/s/ Hans Bernhardt	/s/ Imke Ettori

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Responsibility Statement by the Board of Managing Directors

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the net assets, financial position, and results of operations of the Group, and the Group’s combined management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, March 16, 2016

LANDWIRTSCHAFTLICHE RENTENBANK
The Board of Managing Directors

/s/ Dr. Horst Reinhardt	/s/ Hans Bernhardt	/s/ Imke Ettori

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This is an English translation of the German text, which is the sole authoritative version.

Auditors’ Report

We have audited the consolidated financial statements prepared by Landwirtschaftliche Rentenbank, Frankfurt/Main, comprising the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements, together with the combined management report for the business year from January 1 to December 31, 2015. The preparation of the consolidated financial statements and the combined management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. [paragraph] 1 HGB [Handelsgesetzbuch “German Commercial Code”] are the responsibility of the parent company‘s management. Our responsibility is to express an opinion on the consolidated financial statements and on the combined management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the combined management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the combined management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the combined management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The combined management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.

Frankfurt/Main, March 17, 2016

KPMG AG
Wirtschaftsprüfungsgesellschaft

/s/ Bernhard	/s/ Liebermann
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

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Report of the Board of Supervisory Directors

The Board of Supervisory Directors and its committees performed the duties delegated to them in accordance with Rentenbank’s Governing Law, its statutes and corporate governance principles, and advised and supervised the Board of Managing Directors in its orderly conduct of business throughout the fiscal year.

The annual financial statements as well as the combined management report were prepared by the Board of Managing Directors in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch, HGB) as of December 31, 2015 and were audited by the auditors KPMG AG, Berlin, who issued an unqualified audit opinion. The consolidated financial statements as well as the combined management report as of December 31, 2015 were prepared by the Board of Managing Directors in accordance with International Financial Reporting Standards (IFRS) and the additional requirements applicable under Section 315a (1) of the German Commercial Code (HGB) and were audited by the auditors KPMG AG, Berlin, who issued an unqualified audit opinion. The findings of the audit were noted with approval by the Board of Supervisory Directors. The Board of Supervisory Directors reviewed the annual financial statements and the consolidated financial statements, including the combined management report, as well as the annual report of Landwirtschaftliche Rentenbank. The Board of Supervisory Directors adopts the bank’s annual financial statements including the combined management report for the fiscal year 2015 and approves the consolidated financial statements and the combined management report for the fiscal year 2015.

In accordance with the regulation that the guarantee reserve (Deckungsrücklage) may not exceed 5 % of the amount of the outstanding covered bonds pursuant to Section 2 (3) of Rentenbank’s Governing Law, the Board of Supervisory Directors resolved to remove EUR 23,110,000 from the guarantee reserve and to increase the principal reserve (Hauptrücklage) by the same amount.

Of the net income of EUR 57,000,000 reported in the income statement, EUR 42,750,000 is allocated to the principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law.

With respect to the remaining distributable profit of EUR 14,250,000, the Board of Supervisory Directors resolved to provide EUR 7,125,000 for the Special Purpose Fund of the German Federal Government and EUR 7,125,000 for the Promotional Fund.

The Board of Supervisory Directors has satisfied itself that the Board of Managing Directors and the Board of Supervisory Directors have complied with the German Public Corporate Governance Code as amended on June 30, 2009. The Board of Supervisory Directors will continuously monitor compliance with and the implementation of the Code. The Board of Supervisory Directors approves the Corporate Governance Report, including the Declaration of Conformity.

Berlin, April 7, 2016

THE BOARD OF SUPERVISORY DIRECTORS OF
LANDWIRTSCHAFTLICHE RENTENBANK

/s/ Joachim Rukwied
(Chairman)

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UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The unconsolidated financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Regulation on the Accounting of Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute – the “Credit Institution Accounting Regulation”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual unconsolidated financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Board of Supervisory Directors with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

The annual audit of the unconsolidated financial statements is conducted in accordance with German GAAS. In the case of an institution directly under the federal government’s supervision, such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Board of Supervisory Directors, the Supervisory Authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

The unconsolidated financial statements were drawn up uniformly in accordance with the accounting and valuation methods authorized for Rentenbank.

The audit report of KPMG for the year ended December 31, 2015, dated March 17, 2016, refers to a combined management report (zusammengefasster Lagebericht). The examination of, and the audit report upon, this combined management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on the aforementioned examination or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

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SUMMARY OF MATERIAL DIFFERENCES
BETWEEN GERMAN GAAP AND U.S. GAAP

The unconsolidated financial statements of Rentenbank have been prepared in accordance with German GAAP. As a result, Rentenbank’s unconsolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s unconsolidated financial statements included in this annual report. It should not be taken as an exhaustive list of all differences. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements and the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Investment Securities

Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Liquidity reserve securities are current assets and recorded at the lower of cost or market. Trading portfolio securities are recorded at fair value under consideration of a deduction to account for risk. All recognized changes in valuation are recorded in current income or expense, as applicable.

Under U.S. GAAP, investments in marketable equity securities and debt securities are classified into the categories trading, available for sale or held to maturity (for debt securities only). According to Accounting Standards Codification (“ASC”) 320 “Investments – Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are recognized in profit or loss.

Derivative Instruments and Hedge Accounting

Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets and recorded at fair value under consideration of a deduction to account for risk. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge. Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged position pro rata temporis, often resembling synthetic instrument accounting.

Under U.S. GAAP pursuant to ASC 815, Derivatives and Hedging, derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities. Subject to certain specific qualifying conditions in ASC 815, a derivative instrument may be designated either as a hedge of changes in the fair value of a recognized asset or liability, an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment (fair value hedge), or as a hedge of the exposure to variability in cash flows of a recognized asset or liability or a probable forecast transaction (cash flow hedge). A derivative instrument qualifying as a fair value hedge is measured at fair value with changes in fair value recognized in profit or loss. The hedged item is remeasured to fair value in respect of the hedged risk. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are recorded in other comprehensive income and reclassified to profit or loss when the hedged item affects profit or loss.

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Provision for Loan Losses

German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions account for anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, Rentenbank maintains a general reserve based on expected losses.

Under U.S. GAAP, guidance relating to the impairment of loans is included in ASC 450 “Contingencies” and ASC 310 “Receivables”. An impairment is recognized if the present value of estimated future cash flows discounted at the loan’s effective interest rate is less than the carrying amount of the loan. U.S. GAAP requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Certain Provisions and Reserves

German GAAP permits provisions for general banking risks by setting up certain “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code banks can set up reserves based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve by recording these assets at a lower amount than generally required. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations. In addition, in accordance with Section 340(g) of the German Commercial Code, a general provision for general risks related to the specific business model is also permitted and disclosed on the face of the balance sheet.

Under U.S. GAAP, loan loss provisions are only recorded when certain criteria are met. In accordance with ASC 450 “Contingencies” a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated.

Reacquired Own Debt Securities

Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the carrying amount of outstanding debt is recorded in current income.

Property and Equipment

Under German GAAP, property and equipment is reported at acquisition or manufacturing cost, as applicable, and depreciated over its estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax authorities. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. Additional depreciation is reversed when the reason for the impairment no longer exists.

U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. Therefore, the carrying amount of the asset is compared with the sum of the undiscounted cash flows. If the carrying amount of the asset exceeds the sum of the undiscounted cash flows, the carrying amount of the asset is compared to the fair value and an impairment loss is recognized to the extent fair value exceeds the carrying amount of the asset. U.S. GAAP does not permit a reversal of impairment losses.

Pension Provisions

Under German GAAP, Pension provisions are measured based on generally accepted actuarial principles, using the projected unit credit (PUC) method. The provision amount determined under the PUC method is defined as the actuarial present value of the pension obligations which has been earned by the

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employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula and the vesting provisions. These provisions should be discounted pursuant to Section 253 paragraph 2 of the German Commercial Code and the related decree on the Discounting of Provisions (Rückstellungsabzinsungsverordnung).

Under U.S. GAAP, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet for defined benefit plans. The pension benefit obligation is generally calculated using the projected unit credit method, including assumptions for future salary increases.

Assets and Liabilities Held in Trust

Under German GAAP, assets and equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would generally not be recorded on the balance sheet.

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Modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet in Item 4 under Assets and Item 10 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

UNCONSOLIDATED FINANCIAL STATEMENTS Unconsolidated Balance Sheet

				As of December 31, 2015	As of December 31, 2014
				€ million	€ million

Assets
1.	Cash and balances with central banks
	a)		Cash on hand	0.1	0.1
	b)		Balances with central banks	21.1	28.9

				21.2	29.0
			of which:
			with Deutsche Bundesbank
			€21.1 m (2014: €28.9 m)
2.	Loans and advances to banks
	a)		Payable on demand	2.4	1.0
	b)		Other loans and advances	55,680.0	51,458.3

				55,682.4	51,459.3
3.	Loans and advances to customers
			of which:
			Secured by charges on real estate
			€— m (2014: €—m)
			Loans to local authorities

			€5,205.2 m (2014: €4,688.2 m)	5,304.4	4,938.6
4.	Bonds and other fixed-income securities
	a)		Bonds
		aa)	Public-sector issuers	1,131.7	1,277.1
			of which:
			Securities eligible as collateral with
			Deutsche Bundesbank €1,014.3 m (2014: €1,174.7 m)
		ab)	Other issuers	16,889.9	18,540.5

				18,021.6	19,817.6
			of which:
			Securities eligible as collateral with
			Deutsche Bundesbank €14,326.5 m (2014: €17,041.5 m)
	b)		Own debt securities	280.5	353.8

			Nominal amount €361.5 m (2014: €415.2 m)	18,302.1	20,171.4

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Unconsolidated Balance Sheet (continued)

			As of December 31, 2015	As of December 31, 2014
			€ million	€ million

5.	Shares and other variable-income securities		0.1	0.1
6.	Equity holdings
	of which:
	in banks € 321.9 m (2014: €—m)
	in financial services institutions €— m (2014: €—m)		326.2	4.2
7.	Interests in affiliated companies
	of which:
	in banks €— m (2014: €—m)
	in financial services institutions €— m (2014: €—m)		49.6	0.0
8.	Trust assets
	of which:
	Trustee loans €113.4 m (2014: €110.7 m)		113.4	110.7
9.	Intangible assets
	a)	Purchased, concessions, industrial property rights and similar rights and assets, including licenses to such rights and assets	12.6	13.1
10.	Property and Equipment		15.7	15.9
11.	Other assets		2,955.1	2,612.0
12.	Prepaid expenses
	a)	From issuance activity and lending business	881.7	586.1
	b)	Other	191.2	173.4
			1,072.9	759.5

Total assets			83,855.7	80,113.8

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Unconsolidated Balance Sheet (continued)

				As of December 31, 2015	As of December 31, 2014
				€ million	€ million

Liabilities and equity
1.	Liabilities to banks
	a)	Payable on demand		0.1	1.0
	b)	With an agreed maturity or period of notice		3,461.6	2,805.6

				3,461.7	2,806.6
2.	Liabilities to customers
	a)	Other liabilities
		aa)	Payable on demand	208.0	69.0
		ab)	With an agreed maturity or period of notice	3,755.3	4,195.8

				3,963.3	4,264.8
3.	Securitized liabilities
	a)	Debt securities issued		67,304.9	65,843.8
4.	Trust liabilities
	of which:
	Trustee loans €113.4 m (2014: €110.7 m)			113.4	110.7
5.	Other liabilities			2,762.7	1,532.2
6.	Deferred items
	a)	From issuance activity and lending business		190.5	172.5
	b)	Other		922.9	600.1

				1,113.4	772.6
7.	Provisions
	a)	Provisions for pensions and similar obligations		108.4	99.5
	b)	Other provisions		349.5	336.8

				457.9	436.3
8.	Subordinated liabilities			608.4	599.2
9.	Fund for general banking risks			2,911.2	2,632.0
10.	Equity
	a)	Subscribed capital		135.0	135.0
	b)	Retained earnings
		ba)	Principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law	921.0	858.2
			Transfers from guarantee reserve	23.1	21.6
			Transfers from net income for the year	42.7	41.2

				986.8	921.0
		bb)	Guarantee reserve pursuant to Section 2 (3) of Rentenbank’s Governing Law	45.8	67.4
			Appropriations pursuant to Section 2 (3) of Rentenbank’s Governing Law	23.1	21.6

				22.7	45.8

	c)	Distributable profit		14.3	13.8

				1,158.8	1,115.6

Total liabilities and equity				83,855.7	80,113.8

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Unconsolidated Balance Sheet (continued)

			As of December 31, 2015	As of December 31, 2014
			€ million	€ million

1.	Contingent liabilities
	a)	Liabilities from guarantees and indemnity agreements	1.3	1.6

2.	Other commitments
	a)	Irrevocable loan commitments	866.5	975.5

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Unconsolidated Income Statement

				For the year ended December 31, 2015	For the year ended December 31, 2014
				€ million	€ million

Expenses
1.	Interest expenses			3,495.0	3,292.7
2.	Fee and commission expenses			2.4	1.8
3.	Administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries	24.1	23.0
		ab)	Social security contributions and expenses for pensions and other employee benefits	4.7	7.0
			of which:
			pension expenses €1.6 m (2014: €4.1 m)

				28.8	30.0
	b)	Other administrative expenses		24.9	21.0

				53.7	51.0

4.	Depreciation, amortization and write-downs of intangible assets and property and equipment			6.1	5.6
5.	Other operating expenses			20.8	14.0
6.	Additions to the fund for general banking risks			279.2	194.7
7.	Taxes on income			0.0	0.0
8.	Other taxes not disclosed under item 5			0.1	0.1
9.	Net income for the year			57.0	55.0

Total expenses				3,914.3	3,614.9

1.	Net income for the year			57.0	55.0
2.	Transfers from retained earnings from guarantee reserve pursuant to Section 2 (3) of the Rentenbank’s Governing Law			23.1	21.6
3.	Transfers to retained earnings to principal reserve pursuant to Section 2 (2) of the Rentenbank’s Governing Law
		from guarantee reserve		23.1	21.6
		from net income for the year		42.7	41.2

4.	Distributable profit			14.3	13.8

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Unconsolidated Income Statement (continued)

			For the year ended December 31, 2015	For the year ended December 31, 2014
			€ million	€ million

Income
1.		Interest income from
	a)	Lending and money market transactions	3,250.9	3,022.2
	b)	Fixed-income securities and debt register claims	555.5	581.1

			3,806.4	3,603.3
2.		Current income from
	a)	Equities and other non-fixed-income securities	0.0	0.0
	b)	Equity holdings	50.3	0.4

			50.3	0.4
3.		Fee and commission income	0.2	0.2
4.		Income from the reversal of write-downs on loans and Advances and certain securities, and from the reversal of provisions in the lending business	1.3	4.3
5.		Income from reversal of write-downs on equity holdings, Investments in affiliated companies and securities classified as fixed assets	51.6	2.7
6.		Other operating income	4.5	4.0

Total income			3,914.3	3,614.9

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NOTES TO THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2015

Accounting policies

The annual financial statements of Landwirtschaftliche Rentenbank, Frankfurt am Main, (hereinafter referred to as Rentenbank) have been prepared in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch, HGB) and the German Credit Institutions Accounting Regulation (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV). The structure of the balance sheet and the income statement is based on the templates set out in the Credit Institutions Accounting Regulation.

Assets and liabilities are measured pursuant to the provisions of Sections 252 et seq. HGB, taking into account the bank-specific requirements set out in Sections 340 et seq. HGB. Loans and advances are recognized at the nominal amount, while liabilities are recognized at the settlement amount.

Premiums and discounts from loans and advances and liabilities as well as one-time payments from swaps (upfront payments) are reported as either prepaid expenses or deferred income and amortized pro rata temporis over the relevant term. Zero bonds are measured at their issue price plus accrued interest based on the issue yield.

Any identifiable risks are taken into account through the recognition of specific valuation allowances or provisions. Latent (credit) risks are taken into account through the fund for general banking risks reported in the balance sheet as well as by recognizing general valuation allowances and contingency reserves pursuant to Section 340f HGB. Rentenbank uses an expected loss approach based on internal ratings for determining general valuation allowances.

Fixed-income securities, which are classified as fixed assets, are carried at amortized cost less any permanent impairment. Equities as well as bonds and other fixed-income securities, to the extent allocated to the liquidity reserve, are measured using the strict lower-of-cost-or-market rule (Section 253 (4) HGB in conjunction with Section 253 (5) HGB). Rentenbank does not have a trading book pursuant to Section 1 (35) of the German Banking Act (Kreditwesengesetz, KWG) (as amended) in conjunction with Article 4 (1) No. 86 of Regulation (EU) No. 575/2013.

Equity holdings and investments in affiliated companies are carried at cost less any write-downs. Reversals of write-downs are recognized if the conditions giving rise to the impairment no longer apply.

In accordance with German commercial law, property and equipment as well as intangible assets are recorded at cost less any depreciation and amortization over their expected useful life.

Provisions are recognized as liabilities at their expected settlement amount applying the principles of prudent business judgment and taking into account future price and cost increases. Provisions with a remaining term of more than one year are discounted to the balance sheet date. The discount rates used are the average market interest rates for the past seven fiscal years, as determined and published monthly by the German Federal Bank (Deutsche Bundesbank) under the German Regulation on the Discounting of Provisions (Rückstellungsabzinsungsverordnung), corresponding to the remaining term of the provisions. In accordance with Section 253 (2) sentence 2 HGB, provisions for pension obligations are discounted using the average market interest rate for an assumed remaining term of 15 years.

Pension provisions are measured in accordance with actuarial principles, using the projected unit credit (PUC) method. Under the PUC method, the provision amount is defined as the actuarial present value of the pension obligations, earned by the employees in the past periods of service prior to the relevant date in accordance with the pension benefit formula and vesting provisions. The 2005 G mortality tables, developed by Prof. Dr. Klaus Heubeck and fully adjusted in 2011, were used as the biometric calculation parameters.

The following parameters were used as the basis for the calculation as of December 31, 2015:

	2015	2014

Discount rate pursuant to Section 253 (2) sentence 2 HGB	3.89 % p.a.	4.55 % p.a.
Career trend	1.00 % p.a.	1.00 % p.a.
Expected rate of salary increases	2.25 % p.a.	2.25 % p.a.
Expected rate of pension increases (range of adjustments)	1.0-2.25 % p.a.	1.0-2.25 % p.a.
Employee turnover	average 2.00 % p.a.	average 2.00 % p.a.
Development of contribution ceiling	2.50 % p.a.	2.50 % p.a.

Provisions for special promotional loans cover the promotional contribution for the whole term or until the repricing date. The provisions recorded prior to the BilMoG adjustment for the promotional contribution related to the

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special promotional loans are maintained with reference to the option available under Article 67 (1) sentence 2 of the Introductory Act to the Commercial Code (Einführungsgesetz zum Handelsgesetzbuch, EGHGB).

A periodic (income statement) approach was used for the calculation of the amount required to be recognized as a provision within the context of the loss-free valuation of the banking book. The banking book comprises all interest-bearing transactions of the bank and is managed on a uniform basis. For calculation purposes, future gains or losses in the banking book were determined by income contributed by closed and open interest rate positions.

These future cash flows were discounted as of the reporting date using generally recognized money market and capital market rates which correspond to the respective period. Risk costs were calculated on the basis of future expected losses and the pro rata share of administrative expenses for portfolio management was determined on the basis of internal analyses.

There was no need for provisions as of December 31, 2015 on the basis of this calculation.

Hedging relationships according to Section 254 HGB are only established to hedge currency risks. Rentenbank uses currency swaps, cross-currency interest rate swaps and foreign exchange forwards to hedge these risks.

Currency translation and the presentation of the transactions in the balance sheet without currency hedging is made pursuant to Section 340h in conjunction with Section 256a HGB and Section 252 (1) No. 4 HGB. In accordance with Section 277 (5) sentence 2 HGB, gains from currency translation are reported in other operating income, while losses from currency translation are recognized in other operating expenses.

Rentenbank is exempt from corporation tax in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftsteuergesetz, KStG) and trade tax in accordance with Section 3 No. 2 of the German Trade Tax Act (Gewerbesteuergesetz, GewStG). Deferred taxes in accordance with Section 274 HGB do not have to be recognized in the annual financial statements of Rentenbank.

In respect of additions to the principal reserve, the preparation of the annual financial statements for the fiscal year 2015 is subject to the approval of the Supervisory Board.

Rentenbank prepares consolidated financial statements in accordance with IFRS, as adopted by the EU. These consolidated financial statements include LR Beteiligungsgesellschaft mbH, Frankfurt am Main, and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main, pursuant to Section 315a HGB.

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Notes to the balance sheet

The following notes and information are presented in the order in which the individual items appear in the balance sheet. Differences between the amounts presented below and those reported in the balance sheet result from the exclusion of accrued interest.

Assets		Dec. 31, 2015 EUR million	Dec. 31, 2014 EUR million
Item 2:	Loans and advances to banks
	Sub-item “b) Other loans and receivables,” breakdown by residual maturity:
	• up to 3 months	2,249	1,853
	• more than 3 months to 1 year	7,443	5,626
	• more than 1 year to 5 years	23,687	23,648
	• more than 5 years	21,446	19,448
	Total amount (all maturities)	54,825	50,575

Item 3:	Loans and advances to customers
	This item includes:
	• Loans and advances to equity holdings	0	0
	• Loans and advances to affiliated companies	—	144
	Breakdown by residual maturity:
	• up to 3 months	69	57
	• more than 3 months to 1 year	291	791
	• more than 1 year to 5 years	1,251	1,480
	• more than 5 years	3,514	2,472
	Total amount (all maturities)	5,125	4,800
	There are no loans and advances to customers with an indefinite term as set out in Section 9 (3) No. 1 RechKredV.

Item 4:	Bonds and other fixed-income securities
	All of these securities are marketable and classified as follows:
	• Listed securities	17,682	19,487
	• Unlisted securities	329	383

Securities at a carrying amount of EUR 18,011 million (2014: EUR 19,870 million) were classified as fixed assets. They are not measured using the strict lower-of-cost-or-market rule pursuant to HGB. As Rentenbank intends to hold these securities for the foreseeable future, no write-downs to fair value are recognized if the impairment is considered temporary. In particular, write-downs are not recognized if the impairment is only temporary with respect to future financial performance and if the securities are expected to be fully repaid when due. The carrying amount of securities reported at amounts exceeding their fair value totaled EUR 1,630 million. The fair value of these securities was EUR 1,614 million, determined on the basis of market prices. Accordingly, the unrecognized write-downs amounted to EUR 16 million (2014: EUR 1 million). There was no permanent impairment to be taken into account for the securities classified as fixed assets.

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Assets		Dec. 31, 2015 EUR million	Dec. 31, 2014 EUR million
Item 4:	Bonds and other fixed-income securities maturing in the year following the balance sheet date can be broken down as follows:
	• from public-sector issuers	15	350
	• from other issuers	3,358	4,892

Item 5:	All of the equities and other non-fixed-income securities held are marketable and listed.

Items 6 and 7:	The balance sheet items “Equity holdings” and “Investments in affiliated companies” do not include marketable securities.

Item 8:	Assets held in trust
	This item includes:
	• The special purpose fund of the German Federal Government held at Rentenbank	113	110
	• Loans and advances to banks	0	1

Item 9:	Intangible assets
	This item includes:
	• Purchased software and licenses acquired for a consideration	13	13

Item 10:	Property and equipment
	This item includes:
	• Owner-occupied land and buildings, apartments	0	0
	• Land and buildings used by third parties	15	15
	• Operating and office equipment	1	1

Item 11:	Other assets
	This item includes:
	Cash collateral provided for derivatives	2,930	2,564

Item 12:	Prepaid expenses
	This item includes:
	• Differences pursuant to Section 340e (2) HGB	633	368
	• Differences pursuant to Section 250 (3) HGB	249	218
	• Upfront payments from derivative transactions	190	172

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Fixed assets schedule

Fixed assets € million	Costs	Additions	Disposals	Write-ups	Accumulated depreciation, Amortization and write-downs	Carrying amount Dec. 31, 2015	Carrying amount Dec. 31, 2014	Amortization, depreciation, writedowns 2015

Intangible assets	22	5	0	—	14	13	13	5
Property and equipment	33	1	0	—	18	16	16	1
Securities classified as fixed assets	19,883	3,779	5,349	2	13	18,302	19,870	—
Equity holdings	4	322	—	—	0	326	4	—
Investments in affiliated companies*	50	—	—	50	50	50	0	—

*)	In 2014, investments in affiliated companies were reported at historical cost of EUR 27 million, applying the simplification under Section 31 (6) of the 1992 version of the Introductory Act to the German Commercial Code (EGHGB).

Liabilities		Dec. 31, 2015	Dec. 31, 2014
		EUR million	EUR million
Item 1:	Liabilities to banks
	Sub-item “b) With agreed term or notice period “, breakdown by residual maturity:
	• up to 3 months	322	—
	• more than 3 months to 1 year	325	360
	• more than 1 year to 5 years	880	940
	• more than 5 years	1,190	785
	Total amount (all maturities)	2,717	2,085
	Of which covered by assets in accordance with Section 13 (2) of Rentenbank’s Governing Law	77	200

Item 2:	Liabilities to customers
	This item includes:
	• Liabilities to equity holdings	1	0
	• Liabilities to affiliated companies	134	3
	Sub-item “b) With agreed term or notice period”, breakdown by residual maturity:
	• up to 3 months	143	80
	• more than 3 months to 1 year	293	149
	• more than 1 year to 5 years	1,421	1,309
	• more than 5 years	1,763	2,521
	Total amount (all maturities)	3,620	4,059
	Of which covered by assets in accordance with Section 13 (2) of Rentenbank’s Governing Law	377	716

Item 3:	Securitized liabilities
	a) Debt securities issued
	Breakdown by residual maturity:
	• up to 1 year	15,195	12,959
	• more than 1 year to 5 years	36,149	36,413
	• more than 5 years	15,407	15,895
	Total amount (all maturities)	66,751	65,267
	Of which covered by assets in accordance with Section 13 (2) of Rentenbank’s Governing Law	0	0

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Liabilities		Dec. 31, 2015	Dec. 31, 2014
		EUR million	EUR million
Item 4:	Liabilities held in trust
	This item includes:
	• Liabilities from the special purpose fund of the German Federal Government held at Rentenbank	113	110
	• Liabilities to customers	0	1
Item 5:	Other liabilities
	This item includes:
	• Cash collateral received for derivatives	2,756	1,525
	Breakdown by residual maturity:
	• up to 3 months	2,756	1,525
Item 6:	Deferred items
	This item includes:
	• Differences pursuant to Section 340e (2) HGB	3	2
	• Differences pursuant to Section 250 (2) HGB	187	170
	• Upfront payments from derivative transactions	899	578
Item 8:	Subordinated liabilities
	Breakdown by residual maturity:
	• up to 1 year	—	—
	• more than 1 year to 5 years	134	132
	• more than 5 years	474	467
	Total amount (all maturities)	608	599

The subordinated liabilities are issued in the form of promissory notes, loan agreements, and bearer securities issued as global certificates. The net expense for subordinated liabilities of EUR 608 million (2014: EUR 599 million) after collateralization totaled EUR 1 million (2014: EUR 1 million).

The conditions of issue of the promissory notes fulfill the requirements of Article 63 CRR (Capital Requirements Regulation). Subordinated liabilities in the form of bearer securities issued as global certificates and in the form of loan agreements do not meet the requirements set out in points (k) and (l) of Article 63 CRR.

Disclosures pursuant to Section 35 (3) No. 2 RechKredV in relation to funds raised in an amount exceeding 10 % each of the total amount of subordinated liabilities:

1.	Bond of JPY 25 billion (nominal); carrying amount: EUR 158 million; maturity: April 21, 2036; interest rate before collateralization: 2.8%

2.	Bond of JPY 10 billion (nominal); carrying amount: EUR 62 million; maturity: October 28, 2019; interest rate before collateralization: 2.0%

3.	Bond of EUR 100 million (nominal); carrying amount: EUR 100 million; maturity: August 18, 2021; interest rate before collateralization: 1.003%

4.	Bond of EUR 100 million (nominal); carrying amount: EUR 100 million; maturity: August 18, 2021; interest rate before collateralization: 1.033%

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Off-balance sheet disclosures		Dec. 31, 2015	Dec. 31, 2014
		EUR million	EUR million

Item 1:	Contingent liabilities
	• Default guarantees	1	2
	• Guarantee of provision of collateral	0	0

Rentenbank entered into default guarantees with respect to capital market loans granted at a reduced rate of interest. We do not expect these guarantees to be called upon. There are counter guarantees granted by the Federal Government for capital market loans extended at a reduced rate of interest.

Item 2:	Other commitments

The decrease of irrevocable loan commitments by EUR 108 million to a total of EUR 867 million is attributable to a smaller number of outstanding irrevocable commitments in the special promotional loan business. Drawdowns on these commitments will be made primarily in 2016.

Foreign currencies
	The amounts of assets and liabilities denominated in foreign currencies were as follows:
	• Assets	4,393	3,137
	• Liabilities	50,054	45,494
Cover calculation
	The outstanding liabilities requiring cover include only registered bonds.	454	916
	The following assets are designated to cover debt securities issued:
	• Loans and advances to banks	920	1,278

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Notes to the income statement

Income and expenses

Interest expenses are reported net of positive interest of EUR 3.7 million from money market liabilities and collateral received (i.e. reducing expenses by this amount). Interest income from collateral provided as well as from lending and money market business is reported net of negative interest of EUR 5.5 million (i.e. reducing income by this amount). For reasons of materiality, the items in the income statement are not further broken down.

Interest expenses for the provisions for the promotional contribution related to special promotional loans amounted to EUR 77.2 million in 2015 (2014: EUR 72.3 million). Interest income includes the pro rata temporis utilization of the corresponding provisions of EUR 82.1 million (2014: EUR 79.0 million). Interest expenses include effects resulting from accrued interest on provisions of EUR 14.3 million (2014: EUR 12.6 million).

Disclosures on the most important items pursuant to	2015	2014
Section 35 (1) No. 4 RechKredV	EUR million	EUR million

Item 5: Other operating expenses
This item includes the following significant expense items	:
• Interest expense from the valuation of pension provisions	13	8
• Grants for the “Research on Agricultural Innovation” program	3	3
• Capital contribution to Rehwinkel Foundation	2	—
• Additions to provision for pending litigation	1	—
• Additions to provision for settlement costs of the holdings	0	1

Item 6: Other operating income
This item includes the following significant income items:
• Rental income from bank-owned housing	2	2
• Other refunds	1	1
• Other income from the reversal of provisions	1	1

Other operating expenses include currency translation losses of EUR 2.4 thousand (2014: EUR 0.6 thousand). Other operating income includes currency translation gains of EUR 10.9 thousand (2014: EUR 20.9 thousand). These currency translation gains and losses result exclusively from the currency translation of balances on current accounts in foreign countries.

Expenses and income do not include any significant amounts relating to prior years.

Other disclosures

Derivative financial instruments

Derivatives are only used as hedging instruments for existing or expected market risks. The volume of the transactions is capped by counterparty-specific and product-specific limits and is continuously monitored within the framework of our risk management.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The valuation models are based on observable market parameters. The fair value of contracts without option features is determined on the basis of the discounted expected future cash flows (discounted cash flow (DCF) method). The discounting of derivatives is based on the OIS (Overnight Interest Rate Swap) curve as well as on basis swap spreads and cross-currency (CCY) basis swap spreads. They

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are distinguished by maturity and currency, and obtained from external market data providers. Measurement of contracts with option features (option-based contracts) is based on standard option pricing models. Apart from the interest rate curves and spreads mentioned above, volatilities and correlations between observable market data are also taken into account in the calculation.

Derivative transactions – presentation of volumes –

The following table shows the derivatives which are not accounted for at fair value in accordance with Section 285 No. 19 HGB (netting and collateral agreements have not been taken into account):

	Nominal amounts		Fair values Positive	Fair values Negative

€ million	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2015

Interest rate risks
Interest rate swaps	102,250	94,783	1,919	5,017
• Of which termination and conversion rights embedded in swaps	672	500	45	2
Swaptions
• Purchases	—	—	—	—
• Sales	958	963	—	9
Other forward rate agreements	—	—	—	—
Total exposure to interest rate risks	103,208	95,746	1,919	5,026

	Nominal amounts		Fair values Positive	Fair values Negative

€ million	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2015

Currency risks
Cross-currency interest rate swaps	50,133	42,432	5,202	2,126
• Of which currency options	46	48	9	0
embedded in swaps
• Of which termination rights embedded in swaps	—	7	—	—
Currency swaps	3,541	5,608	111	1
Total exposure to currency risks	53,674	48,040	5,313	2,127
Share price risk and other price risks
Share index swaps	30	30	7	0
• Of which share options embedded in swaps	30	30	7	0
Total exposure to share price risk and other price risks	30	30	7	0
Interest rate, currency, share price and other price risks	156,912	143,816	7,239	7,153

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Derivative transactions – breakdown by maturity -

	Interest rate risks		Currency risks		Share price risk and Other price risks

Notional amounts € million	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014

Resideual maturity
• up to 3 months	4,981	1,955	7,671	7,773	—	—
• more than 3 months to 1 year	11,318	10,663	5,450	3,591	30	—
• more than 1 year to 5 years	51,041	52,947	25,827	27,480	—	30
• more than 5 years	35,868	30,181	14,726	9,196	—	—

Total	103,208	95,746	53,674	48,040	30	30

Derivative transactions – breakdown by counterparty –

	Notional amounts		Positive fair values	Negative fair values

€ million	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014

Banks in OECD countries	139,144	126,844	6,470	6,296
Other counterparties in OECD countries	17,768	16,972	769	857
Total	156,912	143,816	7,239	7,153

Forward transactions outstanding at the balance sheet date, particularly those in foreign currencies, are entered into by the bank to cover market price risk.

Information on hedging relationships pursuant to Section 285 No. 23 HGB

Rentenbank uses currency swaps, cross-currency interest rate swaps and foreign exchange forwards to hedge currency risks. Currency hedges are presented in the balance sheet using valuation units pursuant to Section 254 HGB. The bank utilizes the freeze method for offsetting value changes between the hedged item and the hedging instrument.

To measure the effectiveness of hedging relationships, the bank uses the critical terms match/short cut method which compares the cash flows of the hedged item with those of the hedging instrument. Exchange rate fluctuations of the corresponding hedged items and hedging derivatives offset each other over the remaining period to their respective maturity dates. The following table provides an overview of the hedged items designated in hedging relationships as of the balance sheet date:

	Carrying amount in € million

Balance sheet item	Dec. 31, 2015	Dec. 31, 2014	Hedged risk

Loans and advances to banks	—	44	Currency
Bonds and other fixed-income securities	3,690	2,442	Currency
Liabilities to customers	136	144	Currency
Securitized liabilities	45,893	43,024	Currency
Subordinated liabilities	328	320	Currency

Remuneration of the Board of Managing Directors and the Board of Supervisory Directors

In the fiscal year 2015, the remuneration paid to the Board of Managing Directors of Rentenbank amounted to EUR 2 109 thousand (2014: EUR 1 727 thousand). The following remuneration was determined for the individual members of the Board of Managing Directors for the fiscal year 2015:

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Amounts in € thousands	Fixed remuneration	Variable remuneration	Other remuneration	Total

Hans Bernhardt	530	235	41	806
Dr. Horst Reinhardt	530	235	26	791
Imke Ettori	400	100	12	512

As of December 31, 2015, provisions for pension obligations to the former members of the Board of Managing Directors and their surviving dependents totaled EUR 15,855 thousand (2014: EUR 15,176 thousand). Current benefit payments amounted to EUR 1,235 thousand (2014: EUR 1,207 thousand). As in the previous year, there were no loans granted to the members of the Board of Managing Directors or the members of the Board of Supervisory Directors in the fiscal year 2015.

In accordance with the remuneration regulations, the Chairman of the Board of Supervisory Directors receives a fixed remuneration of EUR 30 thousand, his Deputy Chairman EUR 20 thousand, and all other members of the Board of Supervisory Directors EUR 10 thousand each. In addition, the members of the Advisory Board who are members of a committee receive remuneration of EUR 2 thousand and members who chair a committee EUR 4 thousand. The total remuneration of the Board of Supervisory Directors in the year under review amounted to EUR 293 thousand (2014: EUR 291 thousand, including VAT). The following table shows the individual remuneration (excluding VAT):

	Membership		Remuneration

	2015	2014	2015	2014

			€ thousand	€ thousand
Joachim Rukwied	01.01. – 31.12.	01.01. – 31.12.	42.0	42.0
Christian Schmidt[1]	01.01. – 31.12.	17.02. – 31.12.	22.0	19.0
Dr. Klaus Stein	01.01. – 30.11.	01.01. – 31.12.	16.2	17.0
Georg Fahrenschon	01.01. – 31.12.	01.01. – 31.12.	14.0	14.0
Udo Folgart	01.01. – 31.12.	01.01. – 31.12.	14.0	12.3
Dr. Robert Kloos	01.01. – 31.12.	01.01. – 31.12.	14.0	14.0
Bernhard Krüsken	01.01. – 31.12.	01.01. – 31.12.	14.0	14.0
Michael Reuther	01.01. – 31.12.	04.07. – 31.12.	14.0	7.0
Dr. Caroline Toffel	01.01. – 31.12.	06.11. – 31.12.	12.3	2.0
Werner Hilse	01.01. – 31.12.	01.01. – 31.12.	12.0	12.0

	Membership		Remuneration

	2015	2014	2015	2014

			€ thousand	€ thousand
Manfred Nüssel	01.01. – 31.12.	01.01. – 31.12.	12.0	12.0
Harald Schaum	01.01. – 31.12.	01.01. – 31.12.	12.0	11.5
Brigitte Scherb	01.01. – 31.12.	01.01. – 31.12.	12.0	12.0
Norbert Schindler	01.01. – 31.12.	01.01. – 31.12.	12.0	12.0
Helmut Brunner	01.01. – 31.12.	01.01. – 31.12.	10.0	10.0
Prof. Matthias Stauch	01.01. – 31.12.	01.01. – 31.12.	10.0	10.0
Jörg Vogelsänger	01.01. – 31.12.	01.01. – 31.12.	10.0	10.0
Konrad Weiterer	01.01. – 31.12.	04.07. – 31.12.	10.0	5.0
Dr. Hans-Peter Friedrich[2]	—	01.01. – 17.02.	—	2.8
Dr. Werner Hildenbrand	—	01.01. – 04.07.	—	5.0
Wolfgang Kirsch	—	01.01. – 30.06.	—	8.0
Klaus-Peter Müller	—	01.01. – 04.07.	—	7.0
Total remuneration			262.5	258.6

1)	Direct donation to Verein Cadolzburger Burgfestspiele e.V. and Verein zur Förderung der
Weiterbildung im LandFrauenverband Schleswig-Holstein e.V.
2)	Direct donation to Diakoniewerk Martinsberg e.V. and Evangelische Jugendsozialarbeit Bayern e.V.

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Average number of employees pursuant to Section 267 (5) HGB

	2015			2014

Employee	Male	Female	Total	Male	Female	Total

Full-time employees	135	83	218	133	82	215
Part-time employees	5	45	50	6	39	45

Total	140	128	268	139	121	260

Shareholdings pursuant to Section 285 No. 11 and Section 340a (4) No. 2 of the HGB

	Equity € million Dec. 31, 2015		Shares of capital in %	Result € million 2015

LR Beteiligungsgesellschaft mbH,
Frankfurt am Main	122.4		100.0	+113.2
Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main (currently in liquidation)	7.2	*	25.1	-0.2	*
DSV Silo- und Verwaltungsgesellschaft mbH,
Frankfurt am Main	11.2		100.0	-0.3
Niedersächsische Landgesellschaft mbH,
Hanover	114.0	*	6.3	+49.5	*

*)	31.12.2014

In accordance with Section 286 (3) sentence 1 No. 1 HGB, we did not list further companies pursuant to Section 285 No. 11 HGB due to their minor significance for the assessment of the bank’s financial position and results of operations.

As long as Rentenbank holds 100 % of the shares in LR Beteiligungsgesellschaft mbH, Rentenbank has undertaken to provide financial resources to LR Beteiligungsgesellschaft mbH in the form of a letter of comfort, enabling LR Beteiligungsgesellshaft mbH to meet its obligations when due.

Disclosures on the auditor’s fees are included in the notes to the consolidated financial statements.

The Declaration of Conformity with the German Public Corporate Governance Code by the Board of Managing Directors and the Board of Supervisory Directors is available on Rentenbank’s website. The annual financial statements, the consolidated financial statements and the annual report are available on Rentenbank’s website as well as in the electronic Federal Gazette (Bundesanzeiger). They may also be obtained at the registered office of Rentenbank.

In accordance with Section 340a (4) No. 1 HGB, the following table shows mandates held by statutory representatives or other employees of Rentenbank in supervisory bodies to be formed by law of large corporations (Section 267 (3) HGB):

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Hans Bernhardt	BVVG Bodenverwertungs- und -verwaltungs GmbH, Berlin (Member of the Supervisory Board)

Dr. Horst Reinhardt	VR-LEASING AG, Frankfurt am Main (Member of the Supervisory Board)

Lothar Kuhfahl	Niedersächsische Landgesellschaft mbH, Hannover (Member of the Supervisory Board)

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Management Bodies

Board of Managing Directors	Dr. Horst Reinhardt (Speaker), Dipl.-Volkswirt, MBA Hans Bernhardt, Dipl.-Kaufmann Imke Ettori, Dipl.-Kauffrau

Board of Supervisory Directors

Chairman: Joachim Rukwied President of the German Farmers’ Association (DBV), Berlin	Deputy Chairman: Christian Schmidt, Member of the German Bundestag, Federal Minister of Food and Agriculture, Berlin

Representatives of the German Farmers’ Association (DBV):

Udo Folgart President of the Farmers’ Association of Brandenburg, Teltow/Ruhlsdorf	Brigitte Scherb President of the German Rural Women’s Association, Berlin

Werner Hilse President of the Farmers’ Association of Lower Saxony, Hanover	Norbert Schindler, Member of the German Bundestag, Honorary President of the Farmers’ and Winegrowers’ Association of Southern Rhineland-Palatinate, Berlin (until December 31, 2015)

Bernhard Krüsken Secretary General of the German Farmers’ Association, Berlin	Werner Schwarz President of the Farmers’ Association of Schleswig-Holstein, Rendsburg (since January 1, 2016)

Representative of the German Raiffeisen Association:

Manfred Nüssel
President of the German Raiffeisen
Association, Berlin

Representative of the Food Industry:

Konrad Weiterer
President of the Federal Association of
German Agro-Traders, Berlin

State Ministers of Agriculture:

Bavaria: Helmut Brunner, Member of the Landtag, Minister of Food, Agriculture and Forestry, Munich (until December 31, 2015)	Baden-Württemberg: Wolfgang Reimer Director-General of the Ministry of Rural Affairs and Consumer Protection, Stuttgart (since January 1, 2016)

Brandenburg: Jörg Vogelsänger Minister of Rural Development, Environment and Agriculture, Potsdam (until December 31, 2015)	Hamburg: Dr. Rolf Bösinger State Council for Economy, Transport and Innovation, Hamburg (since January 1, 2016)

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Bremen: Prof. Matthias Stauch State Council at the Senator of Justice and Constitution, Bremen (until December 31, 2015)	Thuringia: Birgit Keller Minister of Infrastructure and Agriculture, Erfurt (since January 1, 2016)

Representative of the Trade Unions:

Harald Schaum Deputy Federal Chairman of the Industrial Union Construction, Agriculture, Environment (IG BAU), Frankfurt am Main

Representative of the Federal Ministry of Food and Agriculture:

Dr. Robert Kloos State Secretary, Berlin

Representatives of the Federal Ministry of Finance:

Dr. Klaus Stein Head of Directorate, Berlin (until November 30, 2015)	Dr. Marcus Pleyer Head of Directorate, Berlin (since December 21, 2015)

Representatives of banks or other lending experts:

Georg Fahrenschon President of the German Savings Banks Association (DSGV), Berlin	Michael Reuther Member of the Board of Managing Directors of Commerzbank AG, Frankfurt am Main

Dr. Caroline Toffel Member of the Board of Managing Directors of Kieler Volksbank eG, Kiel

Frankfurt/Main, March 16, 2016

LANDWIRTSCHAFTLICHE RENTENBANK
The Board of Managing Directors

/s/ Dr. Horst Reinhardt	/s/ Hans Bernhardt	/s/ Imke Ettori

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Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the bank, and the management report of the bank includes a fair review of the development and performance of the business and the position of the bank, together with a description of the principal opportunities and risks associated with the expected development of the bank.

Frankfurt am Main, March 16, 2016

LANDWIRTSCHAFTLICHE RENTENBANK
The Board of Managing Directors

/s/ Dr. Horst Reinhardt	/s/ Hans Bernhardt	/s/ Imke Ettori

150

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This is an English translation of the German text, which is the sole authoritative version.

Auditors’ Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the combined management report of Landwirtschaftliche Rentenbank, Frankfurt/Main, for the business year from January 1 to December 31, 2015. The maintenance of the books and records and the preparation of the annual financial statements and the combined management report in accordance with German commercial law and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank [Gesetz über die Landwirtschaftliche Rentenbank] are the responsibility of the Company’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the combined management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB [Handelsgesetzbuch “German Commercial Code”] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting and in the combined management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements comply with the legal requirements and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank [Gesetz über die Landwirtschaftliche Rentenbank] and give a true and fair view of the net assets, financial position and results of operations of Landwirtschaftliche Rentenbank, Frankfurt/Main, in accordance with [German] principles of proper accounting. The combined management report is consistent with the annual financial statements and as a whole provides a suitable view of the bank’s position and suitably presents the opportunities and risks of future development.

Frankfurt/ Main, March 17, 2016

KPMG AG
Wirtschaftsprüfungsgesellschaft

/s/ Bernhard	/s/ Liebermann
Wirtschaftsprüfer	Wirtschaftsprüfer

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Report of the Board of Supervisory Directors

The Board of Supervisory Directors and its committees performed the duties delegated to them in accordance with Rentenbank’s Governing Law, its statutes and corporate governance principles, and advised and supervised the Board of Managing Directors in its orderly conduct of business throughout the fiscal year.

The annual financial statements as well as the combined management report were prepared by the Board of Managing Directors in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch, HGB) as of December 31, 2015 and were audited by the auditors KPMG AG, Berlin, who issued an unqualified audit opinion. The consolidated financial statements as well as the combined management report as of December 31, 2015 were prepared by the Board of Managing Directors in accordance with International Financial Reporting Standards (IFRS) and the additional requirements applicable under Section 315a (1) of the German Commercial Code (HGB) and were audited by the auditors KPMG AG, Berlin, who issued an unqualified audit opinion. The findings of the audit were noted with approval by the Board of Supervisory Directors. The Board of Supervisory Directors reviewed the annual financial statements and the consolidated financial statements, including the combined management report, as well as the annual report of Landwirtschaftliche Rentenbank. The Board of Supervisory Directors adopts the bank’s annual financial statements including the combined management report for the fiscal year 2015 and approves the consolidated financial statements and the combined management report for the fiscal year 2015.

In accordance with the regulation that the guarantee reserve (Deckungsrücklage) may not exceed 5 % of the amount of the outstanding covered bonds pursuant to Section 2 (3) of Rentenbank’s Governing Law, the Board of Supervisory Directors resolved to remove EUR 23,110,000 from the guarantee reserve and to increase the principal reserve (Hauptrücklage) by the same amount.

Of the net income of EUR 57,000,000 reported in the income statement, EUR 42,750,000 is allocated to the principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law.

With respect to the remaining distributable profit of EUR 14,250,000, the Board of Supervisory Directors resolved to provide EUR 7,125,000 for the Special Purpose Fund of the German Federal Government and EUR 7,125,000 for the Promotional Fund.

The Board of Supervisory Directors has satisfied itself that the Board of Managing Directors and the Board of Supervisory Directors have complied with the German Public Corporate Governance Code as amended on June 30, 2009. The Board of Supervisory Directors will continuously monitor compliance with and the implementation of the Code. The Board of Supervisory Directors approves the Corporate Governance Report, including the Declaration of Conformity.

Berlin, April 7, 2016

THE BOARD OF SUPERVISORY DIRECTORS OF
LANDWIRTSCHAFTLICHE RENTENBANK

/s/ Joachim Rukwied
(Chairman)

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SUPPLEMENTARY INFORMATION ON CONSOLIDATED FUNDED DEBT(1)

The following table sets forth information concerning Rentenbank’s outstanding bonds and notes as of December 31, 2015, with an initial maturity of more than one year and issued in the capital markets.

Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in % (1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

Euro
XF0029212119	fixed	4.14	2016	20,000,000.00	20,000,000.00
XF0029212127	fixed	4.17	2016	10,000,000.00	10,000,000.00
XF0029212176	fixed	4.35	2017	10,000,000.00	10,000,000.00
XF0029212184	fixed	4.37	2017	10,000,000.00	10,000,000.00
XF0029212218	fixed	4.68	2017	10,000,000.00	10,000,000.00
XF0029212226	fixed	4.67	2017	10,000,000.00	10,000,000.00
XF0029212234	fixed	4.89	2017	20,000,000.00	20,000,000.00
XF0029212242	fixed	4.90	2017	20,000,000.00	20,000,000.00
XF0029212267	fixed	4.47	2017	10,000,000.00	10,000,000.00
XF0029212275	fixed	4.63	2017	10,000,000.00	10,000,000.00
XF0029212283	fixed	4.65	2017	10,000,000.00	10,000,000.00
XF0029212291	fixed	4.45	2017	15,000,000.00	15,000,000.00
XF0029212309	fixed	4.48	2017	10,000,000.00	10,000,000.00
XF0029212135	fixed	4.16	2016	10,000,000.00	10,000,000.00
XF0029212143	fixed	4.26	2016	10,000,000.00	10,000,000.00
XF0029212325	fixed	4.53	2018	10,000,000.00	10,000,000.00
XF0029212333	fixed	4.53	2018	10,000,000.00	10,000,000.00
XF0029212341	fixed	4.49	2018	10,000,000.00	10,000,000.00
XF0029500380	floating	—	2016	200,000,000.00	200,000,000.00
XF0029115056	fixed	4.28	2016	10,000,000.00	10,000,000.00
XF0029500398	floating	0.09	2017	200,000,000.00	200,000,000.00
XF0029212689	fixed	3.55	2016	5,000,000.00	5,000,000.00
XF0029212697	fixed	3.95	2019	100,000,000.00	100,000,000.00
XF0029114752	fixed	3.67	2016	10,000,000.00	10,000,000.00
XF0029600883	fixed	2.41	2017	50,000,000.00	50,000,000.00
XF0029600891	fixed	2.47	2017	50,000,000.00	50,000,000.00
XF0029115007	fixed	4.10	2016	10,000,000.00	10,000,000.00
XF0029114810	fixed	3.82	2016	5,000,000.00	5,000,000.00
XF0029212671	fixed	3.62	2016	25,000,000.00	25,000,000.00
XF0029500406	floating	0.16	2021	300,000,000.00	300,000,000.00
XF0029600974	fixed	2.36	2018	50,000,000.00	50,000,000.00
XF0029115098	fixed	4.13	2016	20,000,000.00	20,000,000.00
XF0029600198	fixed	4.23	2025	26,000,000.00	26,000,000.00
XF0029212200	fixed	4.61	2017	10,000,000.00	10,000,000.00
XF0029600776	fixed	4.29	2021	140,000,000.00	140,000,000.00
XF0029600990	fixed	2.07	2024	50,000,000.00	50,000,000.00
XF0029601006	fixed	2.02	2024	100,000,000.00	100,000,000.00
XF0029601014	fixed	2.00	2025	50,000,000.00	50,000,000.00
XF0029212440	fixed	4.01	2018	10,000,000.00	10,000,000.00
XF0029601022	fixed	2.05	2026	50,000,000.00	50,000,000.00
XF0029600289	fixed	4.10	2023	5,000,000.00	5,000,000.00
XF0029500414	fixed	0.33	2021	200,000,000.00	200,000,000.00
XF0029212564	fixed	3.91	2017	104,000,000.00	104,000,000.00
XF0029115270	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029212572	fixed	4.02	2018	100,000,000.00	100,000,000.00
XF0029114844	fixed	4.07	2016	10,000,000.00	10,000,000.00
XF0029115312	fixed	4.05	2016	5,000,000.00	5,000,000.00
XF0029500422	fixed	0.40	2023	400,000,000.00	400,000,000.00
XF0029212705	fixed	3.71	2018	5,000,000.00	5,000,000.00
XF0029600495	fixed	4.33	2025	5,000,000.00	5,000,000.00
XF0029212580	fixed	4.12	2019	125,000,000.00	125,000,000.00
XF0029114992	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029114935	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029113655	fixed	4.49	2016	5,000,000.00	5,000,000.00
XF0029114000	fixed	4.22	2016	5,000,000.00	5,000,000.00
XF0029114570	fixed	3.28	2017	2,500,000.00	2,500,000.00
XF0029114703	fixed	2.91	2016	10,000,000.00	10,000,000.00
XF0029114711	fixed	3.64	2016	4,000,000.00	4,000,000.00
XF0029114786	fixed	3.77	2016	5,000,000.00	5,000,000.00
XF0029114760	fixed	3.68	2016	3,000,000.00	3,000,000.00
XF0029114778	fixed	3.76	2016	10,000,000.00	10,000,000.00
XF0029114802	fixed	3.78	2016	10,000,000.00	10,000,000.00
XF0029114893	fixed	4.13	2016	1,500,000.00	1,500,000.00
XF0029114836	fixed	3.75	2016	20,000,000.00	20,000,000.00
XF0029114943	fixed	4.19	2016	10,000,000.00	10,000,000.00
XF0029114927	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029114919	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029114901	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029114869	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029114828	fixed	3.97	2016	10,000,000.00	10,000,000.00
XF0029115064	fixed	4.30	2016	10,000,000.00	10,000,000.00
XF0029114851	fixed	4.08	2016	10,000,000.00	10,000,000.00
XF0029114794	fixed	3.84	2016	10,000,000.00	10,000,000.00
XF0029114976	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029114984	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029115015	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029115049	fixed	4.25	2016	10,000,000.00	10,000,000.00
XF0029115213	fixed	4.15	2016	3,000,000.00	3,000,000.00

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in % (1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

XF0029115114	fixed	4.30	2016	6,000,000.00	6,000,000.00
XF0029115155	fixed	4.25	2016	5,000,000.00	5,000,000.00
XF0029115189	fixed	4.15	2016	5,000,000.00	5,000,000.00
XF0029115122	fixed	4.25	2016	5,000,000.00	5,000,000.00
XF0029115072	fixed	4.13	2016	10,000,000.00	10,000,000.00
XF0029115080	fixed	4.13	2016	10,000,000.00	10,000,000.00
XF0029115106	fixed	4.13	2016	5,000,000.00	5,000,000.00
XF0029115163	fixed	4.13	2016	5,000,000.00	5,000,000.00
XF0029115197	fixed	4.13	2016	5,000,000.00	5,000,000.00
XF0029115031	fixed	4.13	2016	10,000,000.00	10,000,000.00
XF0029115288	fixed	3.97	2016	2,400,000.00	2,400,000.00
XF0029115304	fixed	4.00	2016	2,000,000.00	2,000,000.00
XF0029115247	fixed	4.12	2016	20,000,000.00	20,000,000.00
XF0029115239	fixed	4.20	2016	10,000,000.00	10,000,000.00
XF0029115296	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029115254	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029115320	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029115262	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029212168	fixed	4.13	2017	5,000,000.00	5,000,000.00
XF0029212150	fixed	4.26	2017	10,000,000.00	10,000,000.00
XF0029212259	fixed	4.90	2019	10,000,000.00	10,000,000.00
XF0029212192	fixed	4.50	2017	20,000,000.00	20,000,000.00
XF0029115205	fixed	4.17	2016	10,000,000.00	10,000,000.00
XF0029212317	fixed	4.35	2018	21,000,000.00	21,000,000.00
XF0029212358	fixed	4.80	2018	1,000,000.00	1,000,000.00
XF0029212366	fixed	4.41	2018	9,600,000.00	9,600,000.00
XF0029212374	fixed	4.41	2018	3,400,000.00	3,400,000.00
XF0029600016	fixed	4.31	2019	5,000,000.00	5,000,000.00
XF0029600040	fixed	4.51	2028	20,000,000.00	20,000,000.00
XF0029600107	fixed	4.55	2023	10,000,000.00	10,000,000.00
XF0029600081	fixed	4.55	2023	10,000,000.00	10,000,000.00
XF0029600065	fixed	4.49	2028	20,000,000.00	20,000,000.00
XF0029600123	fixed	4.53	2023	30,300,000.00	30,300,000.00
XF0029600131	fixed	4.40	2019	100,000.00	100,000.00
XF0029600149	fixed	4.41	2028	43,000,000.00	43,000,000.00
XF0029212382	fixed	4.12	2018	15,200,000.00	15,200,000.00
XF0029212408	fixed	4.15	2018	500,000.00	500,000.00
XF0029600156	fixed	4.51	2024	55,700,000.00	55,700,000.00
XF0029600164	fixed	4.39	2020	2,750,000.00	2,750,000.00
XF0029212390	fixed	4.15	2018	5,500,000.00	5,500,000.00
XF0029600180	fixed	4.38	2023	30,000,000.00	30,000,000.00
XF0029600115	fixed	4.47	2028	40,000,000.00	40,000,000.00
XF0029600222	fixed	4.00	2023	55,000,000.00	55,000,000.00
XF0029600214	fixed	4.42	2028	20,000,000.00	20,000,000.00
XF0029600230	fixed	4.42	2028	20,000,000.00	20,000,000.00
XF0029212416	fixed	3.75	2018	2,000,000.00	2,000,000.00
XF0029114968	fixed	4.22	2016	10,000,000.00	10,000,000.00
XF0029600305	fixed	4.45	2028	15,000,000.00	15,000,000.00
XF0029212424	fixed	3.80	2016	7,000,000.00	7,000,000.00
XF0029600271	Zero	0.00	2028	48,697,956.65	48,697,956.65
XF0029600321	fixed	4.19	2023	10,000,000.00	10,000,000.00
XF0029212432	fixed	4.02	2018	10,000,000.00	10,000,000.00
XF0029600313	fixed	4.43	2028	20,000,000.00	20,000,000.00
XF0029600255	fixed	4.18	2028	30,000,000.00	30,000,000.00
XF0029600388	fixed	3.87	2019	8,000,000.00	8,000,000.00
XF0029600297	fixed	4.05	2023	41,500,000.00	41,500,000.00
XF0029212457	fixed	3.90	2018	3,000,000.00	3,000,000.00
XF0029600370	fixed	4.00	2027	65,000,000.00	65,000,000.00
XF0029600099	fixed	4.55	2024	10,000,000.00	10,000,000.00
XF0029600347	fixed	3.82	2018	30,500,000.00	30,500,000.00
XF0029600396	fixed	4.23	2025	17,000,000.00	17,000,000.00
XF0029600057	fixed	4.58	2024	20,000,000.00	20,000,000.00
XF0029600404	fixed	4.23	2025	35,000,000.00	35,000,000.00
XF0029600354	fixed	3.87	2018	6,000,000.00	6,000,000.00
XF0029212473	fixed	3.61	2017	2,500,000.00	2,500,000.00
XF0029600412	fixed	4.20	2025	55,250,000.00	55,250,000.00
XF0029600446	fixed	4.20	2024	20,000,000.00	20,000,000.00
XF0029600453	fixed	3.94	2019	30,000,000.00	30,000,000.00
XF0029212465	fixed	3.78	2019	10,000,000.00	10,000,000.00
XF0029600263	fixed	4.04	2023	12,000,000.00	12,000,000.00
XF0029600438	fixed	4.38	2029	52,000,000.00	52,000,000.00
XF0029600172	fixed	4.48	2024	25,000,000.00	25,000,000.00
XF0029600032	fixed	4.48	2024	20,000,000.00	20,000,000.00
XF0029600461	fixed	4.32	2028	5,000,000.00	5,000,000.00
XF0029600479	Zero	0.00	2029	77,799,145.75	77,799,145.75
XF0029600487	fixed	4.10	2019	10,000,000.00	10,000,000.00

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in % (1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

XF0029600503	fixed	3.83	2020	1,000,000.00	1,000,000.00
XF0029600511	fixed	4.43	2029	20,000,000.00	20,000,000.00
XF0029600529	Zero	0.00	2029	140,390,880.41	140,390,880.41
XF0029212481	fixed	3.51	2016	10,000,000.00	10,000,000.00
XF0029600073	fixed	4.53	2024	40,000,000.00	40,000,000.00
XF0029600552	fixed	3.84	2019	5,000,000.00	5,000,000.00
XF0029600560	fixed	4.43	2029	62,000,000.00	62,000,000.00
XF0029212499	fixed	3.61	2016	7,000,000.00	7,000,000.00
XF0029600628	fixed	4.09	2021	20,000,000.00	20,000,000.00
XF0029600636	fixed	4.13	2022	20,000,000.00	20,000,000.00
XF0029600610	fixed	4.33	2024	5,000,000.00	5,000,000.00
XF0029600644	fixed	4.61	2029	10,000,000.00	10,000,000.00
XF0029600651	fixed	4.10	2020	11,000,000.00	11,000,000.00
XF0029600685	fixed	4.13	2021	6,000,000.00	6,000,000.00
XF0029600677	Zero	0.00	2029	25,933,048.58	25,933,048.58
XF0029600693	fixed	4.54	2030	10,000,000.00	10,000,000.00
XF0029600545	fixed	4.40	2029	40,000,000.00	40,000,000.00
XF0029600206	fixed	4.24	2024	10,000,000.00	10,000,000.00
XF0029600669	fixed	4.43	2024	5,000,000.00	5,000,000.00
XF0029212523	fixed	3.63	2016	10,000,000.00	10,000,000.00
XF0029115338	floating	—	2027	19,290,123.46	19,290,123.46
XF0029600727	fixed	4.01	2019	13,000,000.00	13,000,000.00
XF0029600719	fixed	4.37	2024	10,000,000.00	10,000,000.00
XF0029600735	fixed	4.13	2019	2,000,000.00	2,000,000.00
XF0029600750	fixed	4.04	2019	5,000,000.00	5,000,000.00
XF0029600586	fixed	4.56	2029	40,000,000.00	40,000,000.00
XF0029600248	fixed	3.91	2028	50,000,000.00	50,000,000.00
XF0029212549	fixed	4.04	2019	6,000,000.00	6,000,000.00
XF0029600768	fixed	4.21	2020	120,000,000.00	120,000,000.00
XF0029600792	fixed	4.02	2019	100,000,000.00	100,000,000.00
XF0029212598	fixed	4.16	2024	2,000,000.00	2,000,000.00
XF0029600834	fixed	4.15	2026	5,000,000.00	5,000,000.00
XF0029600024	fixed	4.48	2024	25,000,000.00	25,000,000.00
XF0029600826	fixed	4.50	2029	30,000,000.00	30,000,000.00
XF0029600842	fixed	4.00	2019	5,000,000.00	5,000,000.00
XF0029212606	fixed	3.72	2016	10,000,000.00	10,000,000.00
XF0029212630	fixed	4.06	2019	15,500,000.00	15,500,000.00
XF0029212622	fixed	3.52	2016	500,000.00	500,000.00
XF0029600743	Zero	0.00	2029	47,774,800.48	47,774,800.48
XF0029212614	fixed	4.04	2019	8,000,000.00	8,000,000.00
XF0029600875	Zero	0.00	2027	44,017,659.48	44,017,659.48
XF0029212648	fixed	4.12	2019	20,000,000.00	20,000,000.00
XF0029600800	fixed	3.73	2019	5,000,000.00	5,000,000.00
XF0029115148	fixed	4.31	2016	5,000,000.00	5,000,000.00
XF0029600818	Zero	0.00	2026	81,693,092.79	81,693,092.79
XF0029212515	fixed	4.00	2019	20,000,000.00	20,000,000.00
XF0029600784	fixed	4.08	2020	10,000,000.00	10,000,000.00
XF0029600909	fixed	4.10	2031	20,000,000.00	20,000,000.00
XF0029600917	Zero	0.00	2041	75,771,322.69	75,771,322.69
XF0029600925	fixed	3.91	2026	25,000,000.00	25,000,000.00
XF0029600933	Zero	0.00	2031	500,000,000.00	500,000,000.00
XF0029600941	Zero	0.00	2041	228,000,000.00	228,000,000.00
XF0029600958	Zero	0.00	2041	49,000,000.00	49,000,000.00
XF0029600966	Zero	0.00	2041	160,000,000.00	160,000,000.00
XF0029600982	Zero	0.00	2041	30,520,641.75	30,520,641.75
XF0029114745	fixed	3.64	2016	5,000,000.00	5,000,000.00
XF0029212101	fixed	3.82	2016	1,000,000.00	1,000,000.00
XF0029212788	fixed	0.68	2018	13,000,000.00	13,000,000.00
XF0029600537	fixed	3.79	2019	5,000,000.00	5,000,000.00
XF0029600602	fixed	4.48	2031	25,000,000.00	25,000,000.00
XF0029212531	fixed	4.10	2019	20,000,000.00	20,000,000.00
XF0029600594	fixed	4.48	2031	20,000,000.00	20,000,000.00
XF0029212655	fixed	4.14	2019	19,000,000.00	19,000,000.00
XF0029212507	fixed	3.65	2016	5,000,000.00	5,000,000.00
XF0029601030	fixed	1.20	2035	48,000,000.00	48,000,000.00
XF0029601048	Zero	0.00	2035	42,000,000.00	42,000,000.00
XF0029601055	Zero	0.00	2045	24,224,835.50	24,224,835.50
XF0029601063	Zero	0.00	2045	23,871,898.75	23,871,898.75
DE0002942448	Zero	0.00	2049	522,500.00	522,500.00
DE0002942463	floating	4.90	2020	50,000,000.00	50,000,000.00
XS0332675502	fixed	4.38	2017	1,000,000,000.00	1,000,000,000.00
XS0412896861	fixed	3.75	2016	1,000,000,000.00	1,000,000,000.00
XS0415796258	floating	0.44	2019	30,000,000.00	30,000,000.00
XS0417419024	floating	0.52	2016	25,000,000.00	25,000,000.00
XS0422205152	floating	0.54	2019	10,000,000.00	10,000,000.00
XS0427285944	floating	0.45	2016	50,000,000.00	50,000,000.00

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in % (1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

XS0428175466	fixed	1.20	2016	23,000,000.00	23,000,000.00
XS0428175383	fixed	1.20	2016	23,000,000.00	23,000,000.00
XS0430712892	floating	0.42	2016	40,000,000.00	40,000,000.00
XS0430768688	fixed	3.50	2016	200,000,000.00	200,000,000.00
XS0435946487	floating	0.31	2019	50,000,000.00	50,000,000.00
XS0443052088	fixed	3.30	2017	5,000,000.00	5,000,000.00
NL0009058312	Zero	0.00	2016	30,000,000.00	30,000,000.00
XS0474990974	fixed	1.20	2016	100,000,000.00	100,000,000.00
XS0498104313	floating	—	2017	250,000,000.00	250,000,000.00
XS0524678884	floating	0.05	2016	1,000,000,000.00	1,000,000,000.00
XS0538385294	floating	—	2017	850,000,000.00	850,000,000.00
XS0547228188	fixed	1.20	2017	100,000,000.00	100,000,000.00
XS0597914273	fixed	3.13	2018	1,300,000,000.00	1,300,000,000.00
XS0614385218	fixed	1.20	2018	65,000,000.00	65,000,000.00
XS0633559686	floating	—	2016	15,000,000.00	15,000,000.00
XS0641055230	floating	0.04	2018	750,000,000.00	750,000,000.00
XS0645748335	fixed	1.20	2018	61,000,000.00	61,000,000.00
XS0645748418	fixed	1.20	2017	36,000,000.00	36,000,000.00
XS0670798171	fixed	2.88	2021	1,250,000,000.00	1,250,000,000.00
XS0688421584	fixed	0.90	2018	32,000,000.00	32,000,000.00
XS0722549531	fixed	0.90	2018	70,000,000.00	70,000,000.00
XS0729900059	floating	0.08	2019	100,000,000.00	100,000,000.00
XS0730678801	floating	0.15	2019	1,000,000,000.00	1,000,000,000.00
XS0652914366	fixed	2.00	2019	750,000,000.00	750,000,000.00
XS0753491652	fixed	1.00	2018	35,000,000.00	35,000,000.00
XS0765435697	floating	0.02	2020	250,000,000.00	250,000,000.00
XS0770149002	fixed	1.00	2018	30,000,000.00	30,000,000.00
XS0770149697	fixed	1.00	2019	30,000,000.00	30,000,000.00
XS0780331004	fixed	1.88	2020	1,000,000,000.00	1,000,000,000.00
XS0792039124	Zero	0.00	2018	11,000,000.00	11,000,000.00
XS0795453769	fixed	1.63	2019	800,000,000.00	800,000,000.00
XS0806470349	floating	—	2019	300,000,000.00	300,000,000.00
XS0875263724	floating	0.02	2020	1,100,000,000.00	1,100,000,000.00
XS0963399257	fixed	1.46	2020	50,000,000.00	50,000,000.00
XS0968431949	fixed	0.63	2016	1,000,000,000.00	1,000,000,000.00
XS0994797529	fixed	1.38	2020	1,000,000,000.00	1,000,000,000.00
XS1016363308	floating	0.00	2021	1,200,000,000.00	1,200,000,000.00
XS1055718875	fixed	1.79	2024	15,000,000.00	15,000,000.00
XS1058275048	floating	—	2019	25,000,000.00	25,000,000.00
XS1069776232	fixed	1.25	2022	1,250,000,000.00	1,250,000,000.00
XS1081416031	fixed	0.50	2019	10,000,000.00	10,000,000.00
XS1151583843	fixed	0.20	2020	10,000,000.00	10,000,000.00
XS1192872866	fixed	0.63	2030	500,000,000.00	500,000,000.00
XS1258013587	fixed	0.10	2020	150,000,000.00	150,000,000.00
XS1260094021	fixed	0.14	2020	200,000,000.00	200,000,000.00
XS1263983873	fixed	0.15	2020	100,000,000.00	100,000,000.00
XS1282903548	fixed	0.13	2021	150,000,000.00	150,000,000.00
XS1290249686	fixed	0.21	2021	100,000,000.00	100,000,000.00
XS1290114757	Zero	0.00	2035	34,800,000.00	34,800,000.00
XS1324535514	fixed	0.25	2022	1,250,000,000.00	1,250,000,000.00
XF0029211962	fixed	4.75	2019	10,000,000.00	10,000,000.00
XF0029211954	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211947	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211970	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211988	fixed	5.00	2024	10,000,000.00	10,000,000.00
XS0194344437	floating	0.73	2021	100,000,000.00	100,000,000.00
XS0195402192	floating	0.76	2021	100,000,000.00	100,000,000.00
XS0082993741	Zero	0.00	2017	65,000,000.00	33,233,972.28
Euro Total:	288				27,812,741,878.57

United States Dollar
XF0029212747	fixed	3.80	2021	10,000,000.00	9,185,266.83
XF0029212762	fixed	3.43	2021	60,000,000.00	55,111,600.99
XF0029212770	fixed	3.05	2021	35,000,000.00	32,148,433.91
XS0140850412	fixed	6.24	2017	30,000,000.00	27,555,800.50
XS0252343248	fixed	5.35	2016	100,000,000.00	91,852,668.32
US515110AU81	fixed	5.00	2016	940,000,000.00	863,415,082.21
US515110AV64	fixed	5.13	2017	1,050,000,000.00	964,453,017.36
US51511CAD02	fixed	3.13	2016	1,000,000,000.00	918,526,683.20
US515110BC74	fixed	2.38	2017	1,250,000,000.00	1,148,158,354.00
US515110BD57	fixed	2.50	2016	1,000,000,000.00	918,526,683.20
US51511CAG33	floating	0.71	2016	600,000,000.00	551,116,009.92
US515110BE31	fixed	2.13	2016	1,500,000,000.00	1,377,790,024.80
US515110BF06	fixed	1.88	2018	1,500,000,000.00	1,377,790,024.80
US515110BG88	fixed	0.88	2017	1,500,000,000.00	1,377,790,024.80

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in % (1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

XS0834953084	floating	0.68	2017	500,000,000.00	459,263,341.60
US515110BH61	fixed	1.38	2019	1,250,000,000.00	1,148,158,354.00
XS0882563108	floating	0.60	2016	1,200,000,000.00	1,102,232,019.84
US515110BJ28	fixed	1.00	2018	1,750,000,000.00	1,607,421,695.60
US51511CAJ71	floating	0.33	2016	300,000,000.00	275,558,004.96
XS0999670648	floating	0.56	2018	1,100,000,000.00	1,010,379,351.52
XS1028385562	floating	0.34	2017	500,000,000.00	459,263,341.60
US515110BK90	fixed	1.75	2019	1,000,000,000.00	918,526,683.20
XS1047849093	fixed	2.38	2021	1,000,000,000.00	918,526,683.20
XS1078121057	floating	0.36	2019	1,250,000,000.00	1,148,158,354.00
XS1107866979	fixed	1.88	2020	500,000,000.00	459,263,341.60
US515110BL73	fixed	2.25	2021	1,250,000,000.00	1,148,158,354.00
US51511CAK45	floating	0.36	2022	600,000,000.00	551,116,009.92
US515110BN30	fixed	2.00	2025	2,000,000,000.00	1,837,053,366.40
XS1190529989	fixed	1.63	2020	1,100,000,000.00	1,010,379,351.52
XS1218982251	fixed	1.88	2023	1,550,000,000.00	1,423,716,358.96
US515110BP87	fixed	2.38	2025	1,500,000,000.00	1,377,790,024.80
XS1270831420	floating	0.86	2025	30,000,000.00	27,555,800.50
XS1299705613	Zero	0.00	2016	50,000,000.00	45,926,334.16
XS1300296982	Zero	0.00	2016	100,000,000.00	91,852,668.32
XS1301446321	Zero	0.00	2016	250,000,000.00	229,631,670.80
XS1303233248	Zero	0.00	2016	100,000,000.00	91,852,668.32
XS1303759440	Zero	0.00	2016	250,000,000.00	229,631,670.80
XS1303927336	Zero	0.00	2016	150,000,000.00	137,779,002.48
XS1303935198	Zero	0.00	2016	25,000,000.00	22,963,167.08
XS1306325132	Zero	0.00	2016	71,000,000.00	65,215,394.51
XS1307753902	Zero	0.00	2016	1,000,000,000.00	918,526,683.20
XS1307832284	Zero	0.00	2016	15,000,000.00	13,777,900.25
XS1310938961	Zero	0.00	2016	800,000,000.00	734,821,346.56
XS1311949512	Zero	0.00	2016	300,000,000.00	275,558,004.96
XS1319567548	Zero	0.00	2016	32,000,000.00	29,392,853.86
United States Dollar Total:	45				29,482,869,477.36

Australian Dollar
XS0355982785	fixed	6.74	2018	350,000,000.00	234,946,633.55
XS0371929885	fixed	7.49	2016	390,000,000.00	261,797,677.38
AU3CB0146660	fixed	6.50	2017	1,600,000,000.00	1,074,041,753.37
AU3CB0168789	fixed	6.00	2016	750,000,000.00	503,457,071.89
AU3FN0012563	floating	2.68	2016	625,000,000.00	419,547,559.91
XS0613944353	fixed	6.57	2021	17,000,000.00	11,411,693.63
AU3CB0173730	fixed	6.25	2018	1,000,000,000.00	671,276,095.86
XS0737167485	fixed	0.50	2017	35,200,000.00	23,628,918.57
AU3CB0191278	fixed	5.50	2020	1,450,000,000.00	973,350,338.99
AU3CB0192276	fixed	5.50	2022	1,000,000,000.00	671,276,095.86
AU3CB0204543	fixed	4.25	2023	1,625,000,000.00	1,090,823,655.77
XS0882836785	floating	2.55	2018	400,000,000.00	268,510,438.34
XS0955269260	fixed	4.45	2020	25,000,000.00	16,781,902.40
XS0956359383	fixed	4.88	2023	50,000,000.00	33,563,804.79
AU3CB0214211	fixed	4.75	2024	1,300,000,000.00	872,658,924.62
AU0000LWSHA9	fixed	4.00	2019	500,000,000.00	335,638,047.93
AU3CB0220598	fixed	4.75	2026	250,000,000.00	167,819,023.96
AU3CB0222362	fixed	4.25	2025	1,000,000,000.00	671,276,095.86
AU3CB0226728	fixed	2.70	2020	1,225,000,000.00	822,313,217.43
AU3CB0227841	fixed	2.70	2022	700,000,000.00	469,893,267.10
AU3CB0228716	fixed	2.50	2021	300,000,000.00	201,382,828.76
XS1276715080	Zero	0.00	2016	8,000,000.00	5,370,208.77
XS1307770401	Zero	0.00	2016	25,000,000.00	16,781,902.40
XS1338876284	Zero	0.00	2016	151,000,000.00	101,362,690.47
XS1340544334	Zero	0.00	2016	46,000,000.00	30,878,700.41
Australian Dollar Total:	25				9,949,788,548.03

British Pound Sterling
XF0029212754	fixed	3.76	2020	10,000,000.00	13,624,906.33
XS0587975961	fixed	3.25	2016	525,000,000.00	715,307,582.26
XS0893356120	fixed	1.00	2017	825,000,000.00	1,124,054,772.12
XS0908266033	fixed	0.50	2016	75,000,000.00	102,186,797.47
XS1262519801	fixed	1.50	2019	350,000,000.00	476,871,721.51
XS1305050400	Zero	0.00	2016	76,000,000.00	103,549,288.10
British Pound Sterling Total:	6				2,535,595,067.78

New Zealand Dollar
XF0029212796	fixed	4.11	2023	21,000,000.00	13,188,469.51
XS0289824962	fixed	1.00	2017	55,000,000.00	34,541,229.67

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in % (1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

XS0299261403	fixed	7.00	2017	400,000,000.00	251,208,943.04
NZLRBDT002C6	fixed	7.49	2017	275,000,000.00	172,706,148.34
NZLRBDT005C9	floating	3.60	2018	75,000,000.00	47,101,676.82
NZLRBDT006C7	fixed	3.88	2017	175,000,000.00	109,903,912.58
NZLRBDT007C5	fixed	4.38	2020	125,000,000.00	78,502,794.70
NZLRBDT008C3	fixed	4.75	2019	800,000,000.00	502,417,886.08
NZLRBDT009C1	fixed	5.38	2024	675,000,000.00	423,915,091.38
NZLRBDT010C9	fixed	4.00	2020	600,000,000.00	376,813,414.56
XS1336585051	Zero	0.00	2016	73,000,000.00	45,845,632.10
XS1336583866	Zero	0.00	2016	16,000,000.00	10,048,357.72
XS1341079280	Zero	0.00	2016	271,000,000.00	170,194,058.91
New Zealand Dollar Total:	13				2,236,387,615.40

Swiss Franc
CH0022312109	fixed	2.13	2017	200,000,000.00	184,586,986.62
CH0049932863	fixed	2.83	2024	50,000,000.00	46,146,746.65
CH0020827561	fixed	2.50	2018	150,000,000.00	138,440,239.96
XS0418386479	fixed	2.82	2021	50,000,000.00	46,146,746.65
XS0428134869	fixed	2.44	2017	80,000,000.00	73,834,794.65
XS0428882657	fixed	2.45	2016	50,000,000.00	46,146,746.65
CH0102652770	fixed	2.63	2016	300,000,000.00	276,880,479.93
XS0434519798	fixed	2.67	2016	60,000,000.00	55,376,095.99
XS0434519442	fixed	2.77	2017	100,000,000.00	92,293,493.31
CH0111461312	fixed	1.75	2017	250,000,000.00	230,733,733.27
Swiss Franc Total:	10				1,190,586,063.68

Norwegian Kroner
XS0213329096	fixed	3.91	2020	500,000,000.00	52,067,062.38
XS0243191219	fixed	3.96	2016	750,000,000.00	78,100,593.56
XS0244126016	fixed	3.90	2016	500,000,000.00	52,067,062.38
XS0245501258	fixed	3.86	2016	250,000,000.00	26,033,531.19
XS0385848717	fixed	5.33	2018	600,000,000.00	62,480,474.85
XS0496657924	fixed	4.00	2016	1,150,000,000.00	119,754,243.47
NO0010624166	floating	1.28	2018	300,000,000.00	31,240,237.43
XS0686448019	fixed	3.50	2018	2,300,000,000.00	239,508,486.93
NO0010634678	floating	1.42	2017	1,000,000,000.00	104,134,124.75
XS0931408420	fixed	2.25	2019	500,000,000.00	52,067,062.38
XS0942541912	fixed	2.63	2020	500,000,000.00	52,067,062.38
NO0010708399	floating	1.12	2017	850,000,000.00	88,514,006.04
Norwegian Kroner Total:	12				958,033,947.72

Candian Dollar
CA515110AM67	fixed	4.88	2020	85,600,000.00	56,628,737.76
CA515110AQ71	fixed	4.30	2016	475,000,000.00	314,236,570.52
XS1089927781	fixed	2.25	2021	100,000,000.00	66,155,067.48
US515110BM56	fixed	1.88	2019	500,000,000.00	330,775,337.39
XS1299032018	Zero	0.00	2016	8,000,000.00	5,292,405.40
XS1311028796	Zero	0.00	2016	10,000,000.00	6,615,506.75
XS1336563678	Zero	0.00	2016	21,000,000.00	13,892,564.17
Candian Dollar Total:	7				793,596,189.47

Japanese Yen
XF0029500315	fixed	1.71	2019	5,000,000,000.00	38,147,554.74
XS0094505210	floating	2.89	2019	2,000,000,000.00	15,259,021.90
XS0100119493	fixed	3.20	2019	3,000,000,000.00	22,888,532.85
XS0069091758	fixed	4.80	2026	10,000,000,000.00	76,295,109.48
XS0120074777	fixed	3.40	2020	2,000,000,000.00	15,259,021.90
XS0128270757	fixed	2.77	2021	1,000,000,000.00	7,629,510.95
XS0129607783	fixed	2.60	2021	1,000,000,000.00	7,629,510.95
XS0134907327	fixed	2.50	2021	2,300,000,000.00	17,547,875.18
XS0141839141	fixed	2.60	2022	2,500,000,000.00	19,073,777.37
XS0145443213	fixed	2.00	2017	1,000,000,000.00	7,629,510.95
XS0153822522	fixed	1.72	2017	1,000,000,000.00	7,629,510.95
XS0158467554	floating	4.00	2022	2,000,000,000.00	15,259,021.90
XS0202090543	floating	1.27	2016	1,500,000,000.00	11,444,266.42
XS0064185035	floating	5.20	2026	10,000,000,000.00	76,295,109.48
XS0065054149	floating	6.10	2025	3,000,000,000.00	22,888,532.85
XS0081035189	floating	7.10	2018	2,000,000,000.00	15,259,021.90
XS0094191797	fixed	3.11	2019	3,000,000,000.00	22,888,532.85
XF0029500299	fixed	1.16	2018	5,000,000,000.00	38,147,554.74

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in % (1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)

XF0029500323	fixed	2.00	2019	10,000,000,000.00	76,295,109.48
XS0251101456	fixed	2.80	2036	25,000,000,000.00	190,737,773.71
XS0075146208	floating	5.78	2022	5,000,000,000.00	38,147,554.74
XS0080533598	floating	5.01	2022	5,000,000,000.00	38,147,554.74
Japanese Yen Total:	22				780,498,970.02

Turkish Lira
XS0750578733	fixed	0.50	2017	600,000,000.00	188,887,139.93
XS0765299226	fixed	0.50	2017	275,000,000.00	86,573,272.47
XS0895805876	fixed	5.63	2018	330,000,000.00	103,887,926.96
XS1035257648	fixed	10.00	2016	100,000,000.00	31,481,189.99
XS1069567151	fixed	9.50	2022	165,000,000.00	51,943,963.48
XS1277644685	fixed	8.20	2020	150,000,000.00	47,221,784.98
Turkish Lira Total:	6				509,995,277.82

Swedish Krona
XS0585320707	floating	0.13	2016	1,400,000,000.00	152,347,788.24
XS0736077792	floating	0.28	2017	1,000,000,000.00	108,819,848.74
XS0746427649	fixed	2.50	2017	500,000,000.00	54,409,924.37
XS1112745507	floating	—	2019	250,000,000.00	27,204,962.19
Swedish Krona Total:	4				342,782,523.53

Brazilian Real
XS0897897459	fixed	6.25	2016	50,000,000.00	11,596,354.11
XS0968465335	fixed	8.86	2017	250,000,000.00	57,981,770.53
XS1029239792	fixed	9.25	2017	208,000,000.00	48,240,833.08
XS1332716601	fixed	10.00	2020	300,000,000.00	69,578,124.64
Brazilian Real Total:	4				187,397,082.36

South African Rand
XS0762982030	fixed	0.50	2017	400,000,000.00	23,594,644.02
XS0902035848	fixed	6.00	2019	1,400,000,000.00	82,581,254.06
XS1069178173	fixed	8.25	2022	1,000,000,000.00	58,986,610.04
XS1321568831	fixed	6.50	2020	150,000,000.00	8,847,991.51
South African Rand Total:	4				174,010,499.62

Mexican Peso
XS0244595863	fixed	8.50	2016	1,265,000,000.00	66,879,906.95

Mexican Peso Total:	1				66,879,906.95

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2014.
(2)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2014.

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THE FEDERAL REPUBLIC OF GERMANY

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 357,000 square kilometers (about 138,000 square miles). Its total population is estimated to have been at least 81.9 million at the end of 2015 compared to 81.2 million people at the beginning of 2015. This was a year-on-year population increase for the fifth year in a row. The increase was again due to Germany’s immigration surplus, which more than offset the birth deficit (i.e., the negative difference between births and deaths). Based on provisional results, the Federal Statistical Office estimates that net immigration of foreigners amounted to 1.1 million in 2015, the highest amount ever recorded in the Federal Republic. In 2013, approximately 16% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2015, Tables 1.1.2, 2.1.9
 (https://www.destatis.de/DE/Publikationen/StatistischesJahrbuch/StatistischesJahrbuch2015.pdf?__blob=publicationFile); Statistisches Bundesamt, Significant population growth to at least 81.9 million in 2015, press release of January 29, 2016
(https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_032_12411.html); Statistisches Bundesamt, Net immigration of foreigners in 2015 amounted to 1.1 million, press release of March 21, 2016
(https://www.destatis.de/EN/PressServices/Press/pr/2016/03/PE16_105_12421.html).

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The following table shows selected key demographic figures for the Federal Republic for the years stated.

POPULATION

	2014 (1)	2013 (1)	2012 (1)	2011 (1)	2010 (2)

	(number of persons)
Total population	81,197,537	80,767,463	80,523,746	80,327,900	81,751,602
Age distribution	(percent of total population)
Under 20	18.2	18.2	18.3	18.4	18.4
20-40	24.1	24.0	23.9	23.8	24.2
40-60	30.3	30.7	30.9	31.1	31.1
60-80	21.8	21.8	21.6	21.4	21.0
80 and more	5.6	5.4	5.4	5.3	5.3
Growth rate	(percent change on the previous year)
Total population	0.5	0.3	0.2	—	-0.1
Under 20	0.5	-0.3	-0.5	—	-1.7
20-40	1.1	0.9	0.4	—	-0.7
40-60	-0.6	-0.5	-0.3	—	0.2
60-80	0.7	1.2	1.2	—	0.9
80 and more	4.1	0.9	1.3	—	3.0

(1)	Population based on data from the 2011 Census.
(2)	Population based on former censuses.

Sources: Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Value (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D1&https=1); Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Change on the previous year
(https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D2&https=1).

With the publication of the first census results for reference date May 9, 2011 (“2011 Census”), on May 31, 2013, a new basis was provided for intercensal population updates. Compared with the number of inhabitants previously applicable on the basis of official intercensal population updates, there were approximately 1.5 million fewer inhabitants in Germany at the 2011 Census reference date than previously assumed. The population data previously provided for 2011 and 2012 were intercensal estimates based on the population census of 1987 (in western Germany) and on an extract from the Central Population Register of the former GDR of October 3, 1990 (in eastern Germany). These data have been revised, taking account of the 2011 Census results and the subsequent recalculation of population data for 2011.

Sources: Statistisches Bundesamt, State & Society, Current Population based on the 2011 Census (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/CurrentCensus
.html); Statistisches Bundesamt, 2011 Census: 80.2 million inhabitants lived in Germany on 9 May 2011, press release of May 31, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/05/PE13_188_121.html).

Notwithstanding the population increase in recent years due to net immigration, the German population is poised for a decline due to the gradual aging of its population. These developments are expected to continue and intensify over the next several decades and may result in a downward pressure on Germany’s growth potential in the long term. According to estimates of the Federal Statistical Office, the current high level of immigration is expected to have only limited effects on long-term population trends and cannot reverse the trend towards increased population aging.

Sources: Statistisches Bundesamt, New projection of Germany’s population by 2060, press release of April 28, 2015
(https://www.destatis.de/EN/PressServices/Press/pr/2015/04/PE15_153_12421.html); Statistisches Bundesamt, Currently high immigration cannot reverse population ageing, press release of January 20, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_021_12421.html).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

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General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 22, 2013. It is expected that the next general election will be held in September 2017.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates, awarded to the candidate with the most votes in a given electoral district, in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Left-Wing Party (Die Linke, founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice – The Election Alternative (WASG)) and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 18 electoral periods. The most recent general election, held in September 2013, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Social Democratic Party (SPD), led by Chancellor Dr Angela Merkel (CDU). Dr Merkel has been serving as Chancellor since 2005.

Sources: Der Bundeswahlleiter, Endgültiges amtliches Ergebnis der Bundestagswahl 2013, press release of October 9, 2013 (https://www.bundeswahlleiter.de/de/bundestagswahlen/BTW_BUND_13/presse/w13034_Endgueltiges_amtliches_Ergebnis.html); Deutschlands Zukunft gestalten: Koalitionsvertrag zwischen CDU, CSU und SPD (https://www.cdu.de/sites/default/files/media/dokumente/koalitionsvertrag.pdf).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2013 Elections		2009 Elections		2005 Elections		2002 Elections		1998 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats

CDU/CSU	41.5	311	33.8	239	35.2	226	38.5	248	35.1	245
SPD	25.7	193	23.0	146	34.2	222	38.5	251	40.9	298
Die Linke. (1)	8.6	64	11.9	76	8.7	54	4.0	2	5.1	36
Bündnis 90/Die Grünen	8.4	63	10.7	68	8.1	51	8.6	55	6.7	47
FDP	4.8	—	14.6	93	9.8	61	7.4	47	6.2	43
Others	10.9	—	6.0	—	3.9	—	3.0	—	5.9	—
Total		631		622		614		603		669

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.
Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2015, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. Furthermore, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, the Asian Infrastructure Investment Bank and the European Atomic Energy Community.

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The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community in 1951, which later developed into the European Union. Today, the Federal Republic is one of 28 member states of the EU, which include Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom (“UK”) (together, the “Member States”). According to provisional data, the aggregate population of the Member States was approximately 508 million as of January 1, 2015. The EU is still in the process of enlargement. Formal membership negotiations have been opened with Turkey, Montenegro and Serbia. The former Yugoslav Republic of Macedonia and Albania have been granted candidate status. Bosnia and Herzegovina and Kosovo are potential candidates.

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). After several years of negotiations about institutional issues among the Member States in an intergovernmental conference, in which the European Commission and the Parliament were also involved, the Treaty of Lisbon entered into force on December 1, 2009. It amends and supplements the existing treaties underlying the EU and aims to provide the EU with the legal framework and tools necessary to meet future challenges and to respond to citizens’ demands. Among other matters, the treaty aims to make the EU more democratic and transparent by strengthening the role of the European Parliament and national parliaments, by offering more opportunities to citizens to provide input for policy proposals, by clearly categorizing competences between Member States and the EU and by explicitly recognizing the possibility for a Member State to withdraw from the EU. To reflect the EU’s enlargement and improve the effectiveness and efficiency of its decision-making, the treaty also streamlined and modernized EU institutions and simplified their working methods and voting rules.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine, How does the EU work? (http://bookshop.europa.eu/en/europe-in-12-lessons-pbNA3110652/downloads/NA-31-10-652-EN-C/NA3110652ENC_002.pdf?FileName=NA3110652ENC_002.pdf&SKU=NA3110652ENC_PDF&CatalogueNumber=NA-31-10-652-EN-C); Europa.eu, Treaty of Lisbon: The treaty at a glance (http://europa.eu/lisbon_treaty/glance/index_en.htm).

In connection with the UK’s in/out referendum on its membership in the EU, which is scheduled to be held on June 23, 2016, the European Council, the EU institution that defines the general political direction and priorities of the EU and consists of the heads of state or government of the Member States, engaged in a negotiation to reach a settlement for the UK within the EU. The settlement addresses certain concerns raised by the UK in the areas of economic governance, competitiveness, sovereignty, social benefits and the free movement of persons. Under the mechanism for a voluntary and unilateral withdrawal of a country from the EU, a Member State wishing to withdraw must notify the European Council of its intention to do so. The European Council is then required to provide guidelines for the conclusion of an agreement setting out the arrangements for the Member State’s withdrawal. This agreement is concluded on behalf of the EU by the Council of the EU, acting by qualified majority, having obtained the European Parliament’s consent. The EU treaties cease to apply to the withdrawing Member State from the date of entry into force of the agreement, or within two years of the notification of the withdrawal. The European Council may decide to extend that period.

Sources: European Union, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); European Union, The history of the European Union: 2000-2009 (http://europa.eu/about-eu/eu-history/2000-2009/index_en.htm); European Union, The history of the European Union – 2013 (http://europa.eu/about-eu/eu-history/2010-today/2013/index_en.htm); Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do?tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); European Commission, Enlargement, Countries, Check current status (http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm); UK Government, Topic, EU referendum (https://www.gov.uk/government/topical-events/eu-referendum); European Council, The European Council (http://www.consilium.europa.eu/en/european-council/); European Council, A new settlement for the UK in the EU (http://www.consilium.europa.eu/en/policies/uk/2016-uk-settlement-process-timeline/); Council of the EU, Consolidated Version of the Treaty on European Union, Article 50, page 59 (http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf).

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Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

The regulation laying down the multiannual financial framework (“MFF”) of the EU was formally adopted in December 2013. The MFF determines maximum amounts for commitment appropriations for the period from 2014 until 2020, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the MFF defines annual maximum amounts for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2016 EU budget, which was adopted by the European Parliament in November 2015 and published in February 2016, amounts to EUR 155.0 billion in commitment appropriations and EUR 143.9 billion in payment appropriations. The entire EU budget represents approximately 1% of the EU gross national income.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (http://bookshop.europa.eu/en/europe-in-12-lessons-pbNA3110652/downloads/NA-31-10-652-EN-C/NA3110652ENC_002.pdf?FileName=NA3110652ENC_002.pdf&SKU=NA3110652ENC_PDF&CatalogueNumber=NA-31-10-652-EN-C); European Commission, Banking (http://ec.europa.eu/internal_market/bank/index_en.htm); European Council, Council adopts the multiannual financial framework 2014-2020, Press Release, December 2, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/139831.pdf); European Commission, Budget, Annual Budget, 2016 (http://ec.europa.eu/budget/annual/index_en.cfm?year=2016); EUR-Lex, Budget 2016, General budget, Total revenue (http://eur-lex.europa.eu/budget/data/General/2016/en/GenRev.pdf).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia and Latvia subsequently joined the euro area. The most recent addition was Lithuania, which joined the euro area on January 1, 2015.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (“Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:12012M/TXT&from=EN); European Central Bank, Economic and Monetary Union (EMU)
(http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, Lithuania joins the euro area, press release of January 1, 2015
(http://www.ecb.europa.eu/press/pr/date/2015/html/pr150101.en.html); European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB
(https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).

EU Economic Governance

The EU economic governance framework aims to detect, prevent and correct problematic economic trends such as excessive government deficits or public debt levels, which can stunt growth and put economies at risk. The framework consists of the following main components.

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Stability and Growth Pact. To strengthen the monitoring and coordination of national fiscal and economic policies, the Member States established the Stability and Growth Pact (“SGP”) in 1997. The preventive arm of the SGP binds Member States to their commitments towards sound fiscal policies and coordination by setting country-specific, medium-term budgetary targets. These budget deficit (or surplus) targets are defined in structural terms by taking into consideration business cycle swings and filtering out the effect of one-off and temporary measures. The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP ensures the correction of excessive budget deficits (defined as a deficit in excess of 3% of gross domestic product (“GDP”)) or excessive public debt levels (defined as a debt ratio greater than 60% of GDP without an adequate diminishing trend). Countries that fail to respect the SGP’s preventive or corrective rules may ultimately face sanctions. For Euro Area Member States, these could take the form of warnings and financial sanctions including fines of up to 0.2% of GDP (if they fail to abide by either the preventive or the corrective rules) or 0.5% of GDP (if they repeatedly fail to abide by the corrective rules). In addition, all Member States (except the United Kingdom) could face a suspension of commitments or payments from the EU’s structural and investment funds if they fail to abide by the corrective rules. Every April, Member States are required to lay out their fiscal plans for the next three years based on economic governance rules set forth in the SGP. In addition, to ensure the coordination of fiscal policies among Euro Area Member States, governments are required by European economic governance rules to submit their draft budgetary plans for the following year to the European Commission by October 15 of each year.

Sources: European Commission, Economic and Financial Affairs, EU economic governance
(http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Economic and Financial Affairs, EU economic governance, Stability and Growth Pact (http://ec.europa.eu/economy_finance/economic_governance/sgp/index_en.htm); European Commission, Economic and Financial Affairs, EU economic governance, Stability and Growth Pact, Stability and Convergence Programmes (http://ec.europa.eu/economy_finance/economic_governance/sgp/convergence/index_en.htm ); European Commission, Economic and Financial Affairs, EU economic governance, Stability and Growth Pact, Draft budgetary plans of euro area Member States
(http://ec.europa.eu/economy_finance/economic_governance/sgp/budgetary_plans/index_en.htm).

Macroeconomic Imbalance Procedure. Established in 2011, the macroeconomic imbalance procedure (“MIP”) is a surveillance mechanism that aims to identify potential economic risks early on, prevent the emergence of harmful macroeconomic imbalances and correct any existing excessive imbalances. The preventive arm of the procedure relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to adopt preventive recommendations to the affected Member State at an early stage. In cases of a Member State with excessive macroeconomic imbalances, the corrective arm may open an excessive imbalance procedure, under which the Member State concerned will have to submit a corrective action plan and regular progress reports. The enforcement regime of the MIP consists of financial sanctions against Euro Area Member States, including fines of up to 0.1% of GDP if a Euro Area Member State repeatedly does not comply with its obligations. In the most recent surveillance cycle, 18 Member States, including Germany, were subject to an in-depth review in the context of the MIP. Of these 13 were found to be experiencing macroeconomic imbalances of various natures and magnitudes. According to the Commission’s assessment, Germany is experiencing macroeconomic imbalances, but these are not excessive. See “The Economy – International Economic Relations – Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure.”

Sources: European Commission, Economic and Financial Affairs, EU economic governance, Macroeconomic Imbalance Procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm); European Commission, Economic and Financial Affairs, EU economic governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Economic and Financial Affairs, EU economic governance, Macroeconomic Imbalance Procedure, MIP Reports
(http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/mip_reports/index_en.htm).

Treaty on Stability, Coordination and Governance in the EMU. The Treaty on Stability, Coordination and Governance in the EMU (“TSCG”), which was signed in March 2012 and entered into force on January 1, 2013, is intended to promote budgetary discipline in the participating Member States through a fiscal pact. The fiscal pact’s provisions are binding for Euro Area Member States, while the other Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The TSCG was signed by all Member States, except the UK, the Czech Republic and Croatia. The TSCG requires the participating parties to ensure convergence towards the country-specific, medium-term budgetary objectives as defined in the SGP, with a lower limit of a structural deficit of 0.5% of GDP. In the event of a deviation from this requirement, an automatic correction mechanism will be triggered with escape clauses for exceptional circumstances.

Sources: European Council, Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/128454.pdf); Deutsche Bundesbank, Glossary: Treaty on Stability, Coordination and Governance in the EMU (TSCG) (https://www.bundesbank.de/Redaktion/EN/Glossareintraege/T/treaty_on_stability_coordination_and_governance_in_the_emu.html); European Commission, The EU’s economic governance explained, press release of November 26, 2015 (http://europa.eu/rapid/press-release_MEMO-15-6071_en.htm).

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Response to the European Sovereign Debt Crisis

Temporary Financial Stability Mechanism. In May 2010, the European Union and Euro Area Member States established a temporary stability mechanism to safeguard the financial stability amid severe tensions in euro area sovereign debt markets, consisting of the European Financial Stabilisation Mechanism (“EFSM”) and the European Financial Stability Facility (“EFSF”). Through the EFSM, which was replaced by the European Stability Mechanism (“ESM”) in 2013, the European Commission was allowed to borrow up to a total of EUR 60 billion on behalf of the EU under an implicit EU budget guarantee. For more information on the ESM, see “– European Stability Mechanism” below. The EFSF, which was created as a temporary institution and since July 1, 2013 no longer engages in new financing programs, had a lending capacity of EUR 440 billion backed by effective guarantees extended by the Euro Area Member States totaling EUR 726 billion. The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of the ECB, which amounts to approximately 29% of the total effective guarantees. The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full. As of March 2016, the EFSF had outstanding bonds and bills of approximately EUR 175 billion.

Sources: European Commission, Economic and Financial Affairs, Financial assistance in EU Member States (http://ec.europa.eu/economy_finance/assistance_eu_ms/index_en.htm); European Commission, Intergovernmental support mechanisms (http://ec.europa.eu/economy_finance/assistance_eu_ms/intergovernmental_support/index_en.htm); European Commission, Economic and Financial Affairs, European Financial Stabilisation Mechanism (EFSM) (http://ec.europa.eu/economy_finance/eu_borrower/efsm/index_en.htm); European Financial Stability Facility, Publications, FAQ on the EFSF (http://www.efsf.europa.eu/attachments/2016_02_01_EFSF_FAQ.pdf ); European Financial Stability Facility, Investor relations, EFSF Investor Presentation (http://www.esm.europa.eu/pdf/EFSF_ESM_New_Investor_Presentation_March_20162.pdf).

European Stability Mechanism. Since October 2012, the ESM, which was established as an intergovernmental organization under public international law by the Euro Area Member States, has been assisting in preserving the financial stability of the EMU. As of July 1, 2013, it assumed the tasks fulfilled by the EFSF and the EFSM and is currently the primary support mechanism for Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM issues bonds or other debt instruments on the financial markets to raise capital to provide assistance to Euro Area Member States. Unlike the EFSF, which is based upon guarantees by Euro Area Member States, the ESM has total subscribed capital of EUR 705 billion provided by Euro Area Member States, which provides it with a lending capacity of EUR 500 billion. EUR 81 billion of the ESM’s subscribed capital is in the form of paid-in capital with the balance of EUR 624 billion being callable capital. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributes approximately EUR 22 billion of paid-in capital to the ESM.

Financial assistance from the ESM is activated upon a request from a Member State to the chairperson of the ESM’s board of governors and is provided subject to conditions appropriate to the instrument chosen. The initial instruments available to the ESM have been modeled upon those available to the EFSF and include the extension of loans to a Euro Area Member State in financial difficulties, interventions in the primary and secondary debt markets, action based on a precautionary program, and the extension of loans to governments, or since December 2014 directly to affected financial institutions, for the purposes of recapitalizing financial institutions. Each instrument is to be linked to a memorandum of understanding which sets forth the conditions for financial support that the Member State has negotiated with the European Commission in liaison with the ECB, as well as the monitoring and surveillance procedures established to ensure the Member State is progressing towards financial stability. In principle, decisions under the ESM are taken by mutual agreement. However, in the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule. As of March 2016, the ESM had loans outstanding to Spain, Cyprus and Greece of approximately EUR 63 billion.

Sources: European Commission, Economic and Financial Affairs, Intergovernmental support mechanisms, European Stability Mechanism (ESM) (http://ec.europa.eu/economy_finance/assistance_eu_ms/intergovernmental_support/index_en.htm); Frequently Asked Questions on ESM paid-in capital, as of May 1, 2014 (http://www.esm.europa.eu/pdf/FAQ%20on%20paid-in%20capital.pdf); European Stability Mechanism, Financial assistance (http://www.esm.europa.eu/assistance/index.htm).

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Financial Assistance to Euro Area Member States

Greece. Since May 2010, Greece has been receiving financial support from Euro Area Member States and the IMF to cope with its financial difficulties and economic challenges. This support comes in the form of economic adjustment programs, which include measures to support the Greek government’s efforts to address economic imbalances, tackle social challenges, and pave the way for sustainable economic growth and job creation. Under the first economic adjustment program, the Euro Area Member States agreed in May 2010 to provide Greece with stability support in the form of pooled bilateral loans of up to EUR 80 billion to be disbursed over the period May 2010 through June 2013, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion had been disbursed under the Greek Loan Facility, of which approximately EUR 53 billion was provided by Euro Area Member States and EUR 20 billion by the IMF.

Under the second economic adjustment program, which was approved by the Euro Area Member States in March 2012, the EFSF and the IMF committed the undisbursed amounts of the first program plus an additional EUR 130 billion in financial assistance for the years 2012 to 2014. Disbursements of financial assistance under the program were conditioned upon the observance of certain quantitative performance criteria and a positive evaluation of progress made on policy criteria. Following an extension by four months, the second program expired at the end of June 2015. The outstanding EFSF loan to Greece under the second program amounts to approximately EUR 130.9 billion.

In July 2015, the Greek government submitted a request to the ESM’s board of governors for further stability support. Following approval by the ESM’s board of governors, the European Commission signed a memorandum of understanding with Greece for a third economic adjustment program. Under this program, the ESM is able to disburse up to EUR 86 billion in financial assistance to Greece over a three-year period ending in August 2018. Disbursements are contingent upon the Greek government’s progress in delivering on certain policy conditions set forth in the memorandum of understanding which aim to enable the Greek economy to return to a sustainable growth path based on sound public finances, enhanced competitiveness, high employment and financial stability. As of the end of March 2016, the total disbursements of ESM financial assistance to Greece amounted to approximately EUR 21.4 billion.

Sources: European Commission, Economic and Financial Affairs, Financial assistance to Greece
(http://ec.europa.eu/economy_finance/assistance_eu_ms/greek_loan_facility/index_en.htm); European Stability Mechanism, Financial Assistance,
Greece (http://www.esm.europa.eu/assistance/Greece/index.htm).

Ireland. The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, agreed upon in December 2010 and provided subject to compliance with an economic adjustment program, consisted of financial support in a total amount of EUR 85 billion, including EUR 22.5 billion financed through the EFSM, EUR 17.7 billion through the EFSF and EUR 22.5 billion through the IMF. The financial assistance program for Ireland expired as planned in December 2013. Ireland remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid which is not expected until 2031. As of the end of March 2016, Ireland had already repaid SDR 15.7 billion (approximately EUR 19.6 billion) of loans to the IMF.

Sources: European Commission, Council agrees on joint EU-IMF financial assistance package for Ireland, press release of December 7, 2010 (http://ec.europa.eu/economy_finance/articles/eu_economic_situation/2010-12-01-financial-assistance-ireland_en.htm); European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Ireland (http://ec.europa.eu/economy_finance/assistance_eu_ms/ireland/index_en.htm); European Financial Stability Facility, EFSF financial assistance for Ireland ends with successful Irish exit, press release of December 8, 2013 (http://www.efsf.europa.eu/mediacentre/news/2013/efsf-financial-assistance-for-ireland-ends-with-successful-irish-exit.htm); International Monetary Fund, Ireland: Transactions with the Fund from May 01, 1984 to February 29, 2016 (http://www.imf.org/external/np/fin/tad/extrans1.aspx?memberKey1=470&endDate=2016-02-29).

Portugal. Following the Portuguese Republic’s application for support in early April 2011, euro area, EU and IMF financial assistance was provided for the 2011 to mid-2014 period on the basis of an economic adjustment program agreed between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial package amounted to EUR 78 billion, with EFSM, EFSF and IMF each contributing EUR 26 billion. After the conclusion of the final review mission in May 2014, the Portuguese government decided to exit its macroeconomic adjustment program without successor arrangement. Portugal remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid which is not expected until 2026. As of the end of March 2016, Portugal had already repaid SDR 8.2 billion (approximately EUR 10.2 billion) of loans to IMF.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Portugal
(http://ec.europa.eu/economy_finance/assistance_eu_ms/portugal/index_en.htm); Eurogroup, Eurogroup Statement on Portugal, press release of May 5, 2014
(http://www.consilium.europa.eu/workarea/downloadAsset.aspx?id=15740); International Monetary Fund, Portugal: Transactions with the Fund from May 01, 1984 to February 29, 2016 (http://www.imf.org/external/np/fin/tad/extrans1.aspx?memberKey1=810&endDate=2016-02-29).

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Spain. In June 2012, the Spanish government requested financial assistance from the Euro Area Member States for the recapitalization of certain of its financial institutions. In July 2012, the finance ministers of the Euro Area Member States agreed to grant such financial assistance of up to EUR 100 billion, designed to cover the estimated shortfall in capital requirements along with an additional safety margin. The finance ministers of the Euro Area Member States agreed that the Fund for Orderly Bank Restructuring, acting as agent of the Spanish government, would receive the funds and direct them to the financial institutions concerned. The financial assistance was accompanied by policy conditionality focused on the banking sector. The assistance was initially financed by the EFSF and then transferred to the ESM (without applying seniority status). On December 31, 2013, the financial assistance program expired. The ESM has disbursed a total of EUR 41.3 billion to the Spanish government for the recapitalization of the country’s banking sector. Spain remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid. As of the end of March 2016, Spain had already repaid EUR 5.6 billion, in part voluntarily. Barring further early repayments, Spain is expected to be able to exit post-program surveillance in 2026.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Spain (http://ec.europa.eu/economy_finance/assistance_eu_ms/spain/index_en.htm); ESM, Financial Assistance, Spain (http://www.esm.europa.eu/assistance/spain/); European Stability Mechanism, Spain successfully exits ESM financial assistance programme, press release of December 31, 2013 (http://www.esm.europa.eu/press/releases/spain-successfully-exits-esm-financial-assistance-programme.htm).

Cyprus. The economic adjustment program for Cyprus was formally agreed in May 2013. The financial package was designed to cover financing needs of up to EUR 10 billion, with the ESM providing up to EUR 9 billion and the IMF contributing around EUR 1 billion. The program addressed Cyprus’s financial sector imbalances including an appropriate downsizing of the country’s financial sector, fiscal consolidation, structural reforms and privatization. The financial assistance program expired in March 2016 as planned. Approximately EUR 2.7 billion of the ESM financing package remained unutilized. Cyprus remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid, which is not expected before 2030.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Cyprus (http://ec.europa.eu/economy_finance/assistance_eu_ms/cyprus/index_en.htm); ESM, Financial Assistance, Cyprus (http://www.esm.europa.eu/assistance/cyprus/index.htm); Eurogroup, Eurogroup Statement on Cyprus, press release of March 7, 2016 (http://www.consilium.europa.eu/en/press/press-releases/2016/03/07-eurogroup-statement-cyprus/).

Response to Migratory Pressure

Prevention of Illegal Migration Flows. The growing instability in the EU’s southern neighboring countries has increased the number of people trying to reach the EU. The EU and the Member States have been intensifying efforts to establish an effective, humanitarian and safe European migration policy. To prevent illegal migration flows, the EU seeks to address the root causes of migration, including conflicts, political and economic instability, human rights violations and poverty. In the Federal Government’s opinion, because a solution cannot be found by individual Member States alone but only by all Member States together, solving the problem requires a comprehensive approach covering all relevant areas, such as combating the causes of migration, protecting external borders and establishing return policies, as well as distributing refugees with international protection. The EU also seeks to define which countries can be considered safe countries of origin to facilitate the swift processing of asylum applications of persons having those countries’ nationality. Further, the EU negotiates and concludes readmission agreements with third countries, setting out the rules for returning irregular migrants to the territory of those third countries. Specifically, in March 2016, Turkey and the EU agreed that all new irregular migrants crossing from Turkey into Greek islands will be returned to Turkey. For every Syrian being returned to Turkey from Greek islands, another Syrian will be resettled from Turkey to the EU taking into account the UN vulnerability criteria. The resettlement mechanism is restricted to a limit of 72,000 persons and is intended to count towards the resettlement and relocation commitments already made by the Member States. For more information, see “– Relocation and Registration of Migrants.”

Sources: European Council, Finding solutions to migratory pressures (http://www.consilium.europa.eu/en/policies/migratory-pressures/); European Council, Preventing illegal migration flows (http://www.consilium.europa.eu/en/policies/migratory-pressures/preventing-illegal-migration-flows/); European Council, Return and readmission (http://www.consilium.europa.eu/en/policies/migratory-pressures/return-readmission/); European Council, EU-Turkey statement, 18 March 2016, press release of March 18, 2016 (http://www.consilium.europa.eu/en/press/press-releases/2016/03/18-eu-turkey-statement/).

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Addressing Urgent Humanitarian Needs. The EU provides humanitarian aid to Syrian refugees through assistance to UN agencies, Lebanon, Jordan and Turkey. In November 2015, a joint action plan was adopted between the EU and Turkey. As planned, the EU has committed to provide immediate and continuous humanitarian assistance to Turkey. To this end, a facility for refugees in Turkey has been set up, under which the EU initially allocated EUR 3 billion to help improve the situation of Syrian refugees in Turkey. Going forward, the EU may mobilize additional funding of EUR 3 billion for the facility. In February 2016, the EU and the Member States pledged more than EUR 3 billion to assist Syrians in 2016, including those remaining in Syria, Syrian refugees and communities hosting them in the neighboring countries. In March 2016, the Council adopted a regulation setting up an EU emergency support mechanism to help Greece and other Member States overwhelmed by the arrival of large numbers of refugees. The emergency support mechanism can also be activated in response to other crises or disasters affecting Member States with severe humanitarian consequences, such as nuclear accidents, terrorist attacks and epidemics. The support measures will be financed from new budget lines dedicated to the emergency support mechanism. The corresponding amendment of the EU budget was adopted on April 13, 2016 by the European Parliament. The amending budget makes EUR 100 million in commitments and EUR 80.2 million in payments available from the 2016 EU budget.

Sources: European Council, Addressing urgent humanitarian needs (http://www.consilium.europa.eu/en/policies/migratory-pressures/humanitarian-response/); European Council, EU-Turkey statement, 18 March 2016, press release of March 18, 2016 (http://www.consilium.europa.eu/en/press/press-releases/2016/03/18-eu-turkey-statement/); Council of the EU, Refugee crisis: the Council sets up emergency support, press release of March 15, 2016 (http://www.consilium.europa.eu/en/press/press-releases/2016/03/15-refugee-crisis-emergency-support/).

Reinforcement of Border Controls. The current migratory and refugee crisis has led to difficulties in several Member States of ensuring adequate external border controls and the reception and processing of arriving migrants. To control the EU’s external borders effectively and thereby manage migration better, discussions are ongoing at the Council and the European Council on strengthening the role and capacities of Frontex, an EU agency that promotes, coordinates and develops European border management; the possibility of an EU border guard system; and the use of new technologies for border control. To that end, in December 2015, the European Commission presented a package of proposals, for which an overall compromise within the Council has been reached. Final agreement with the European Parliament is expected by the end of June 2016.

Effective management of the EU’s external borders is fundamental for the well-functioning of free movement within the EU. Within the Schengen area, which encompasses most Member States, except Bulgaria, Croatia, Cyprus, Ireland, Romania and the UK, any person, irrespective of nationality, may cross internal borders without being subjected to border checks. In case of a serious threat to public policy or internal security, a Schengen country may exceptionally temporarily reintroduce border controls at its internal borders. In the context of the migrant crisis, several Schengen countries have temporarily reintroduced internal border controls.

In February 2016, the Council adopted a recommendation relating to Greece’s application of the Schengen rules to address a series of deficiencies identified, including in the areas of border surveillance, border checks, registration procedures, human resources and infrastructure and international cooperation. If after three months from the adoption of this recommendation serious deficiencies persist that put the functioning of the whole or part of the Schengen area at risk and this constitutes a serious threat to public policy or internal security, the Commission may trigger the application of a procedure to reintroduce border controls at one or several internal borders for up to six months. These border controls could be prolonged by additional six month periods for up to a maximum of two years.

Sources: European Council, Strengthening the EU’s external borders (http://www.consilium.europa.eu/en/policies/migratory-pressures/strengthening-external-borders/); European Commission, Migration and Home Affairs, Schengen Area (http://ec.europa.eu/dgs/home-affairs/what-we-do/policies/borders-and-visas/schengen/index_en.htm); European Commission, Migration and Home Affairs, Temporary Reintroduction of Border Control (http://ec.europa.eu/dgs/home-affairs/what-we-do/policies/borders-and-visas/schengen/reintroduction-border-control/index_en.htm).

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Relocation and Registration of Migrants. The continued increase in migratory flows through the Mediterranean has underlined the need to provide assistance to Member States exposed to high migratory pressure. In June 2015, the Commission adopted a proposal on a European resettlement scheme, which was followed by an agreement among the Member States in July to resettle 22,504 persons in clear need of international protection. As of March 15, 2016, approximately 4,500 persons have been resettled under this scheme. In September 2015, the Council agreed to the relocation of 160,000 asylum seekers from the frontline Member States, Italy and Greece, to other Member States over a period of two years. The relocation process started in October 2015. To facilitate the registration of migrants, the European Council agreed to the setting up of facilities (hotspots) in frontline Member States in June 2015. The first hotspots were created in Italy and Greece. In March 2016, the European Council noted that more work has to be done on hotspots although progress has been achieved in rendering all hotspots fully operational and increasing reception capacities. Specifically, the European Council called on the EU and Member States to provide support for asylum structures in Greece and its capacity for returning irregular migrants to Turkey.

Sources: European Council, Reinforcing internal solidarity and responsibility (http://www.consilium.europa.eu/en/policies/migratory-pressures/reinforcing-internal-solidarity-responsibility/); European Commission, Relocation and Resettlement: EU Member States urgently need to deliver, press release of March 16, 2016 (http://europa.eu/rapid/press-release_IP-16-829_en.htm); European Council, European Council conclusions, 17-18 March 2016, press release of March 18, 2016 (http://www.consilium.europa.eu/en/press/press-releases/2016/03/18-european-council-conclusions/).

Legal Framework. Since 1999, the EU has been working to create a Common European Asylum System (“CEAS”), which is based on a number of EU directives and regulations, to guarantee high standards of protection for refugees as well as fair and effective procedures throughout the EU. Among other matters, the CEAS seeks to harmonize the process for applying for asylum throughout the EU, to provide asylum applicants with material reception conditions such as housing and food, to register applicants by taking their fingerprints and sending them to a special database, and to facilitate identification of the country responsible for a refugee’s asylum application. The Dublin Regulation establishes which Member State is responsible for the examination of an asylum application based on a number of criteria, including, in order of importance, family considerations, recent possession of visa or residence permit in a Member State and through which Member State the applicant has entered the EU. In June 2014, the European Council called for the transposition and implementation of the CEAS and for a strengthened role of the European Asylum Support Office, an EU agency tasked with developing practical cooperation among Member States, supporting Member States under pressure and contributing to the implementation of the CEAS by various other means. As part of its efforts to ensure the full implementation of the CEAS legislation, the European Commission adopted multiple infringement decisions against several Member States in September and December 2015.

Sources: European Commission, Migration and Home Affairs, Common European Asylum System (http://ec.europa.eu/dgs/home-affairs/what-we-do/policies/asylum/index_en.htm); European Council, Providing legal avenues (http://www.consilium.europa.eu/en/policies/migratory-pressures/providing-legal-avenues/); European Commission, Migration and Home Affairs, Common European Asylum System, Country responsible for asylum application (Dublin) (http://ec.europa.eu/dgs/home-affairs/what-we-do/policies/asylum/examination-of-applicants/index_en.htm); Regulation (EU) No 604/2013 of the European Parliament and of the Council of June 26, 2013 (http://eur-lex.europa.eu/legal-content/EN/ALL/;jsessionid=jHNlTp3HLjqw8mqGbQSpZh1VWpjCyVQq14Hgcztw4pbfSQZffnrn!557467765?uri=CELEX:32013R0604); European Commission, Migration and Home Affairs, Facts & Figures, Common European Asylum System (http://ec.europa.eu/dgs/home-affairs/e-library/multimedia/infographics/index_en.htm#0801262489daa027/c_); European Commission, Migration and Home Affairs, Agencies (http://ec.europa.eu/dgs/home-affairs/what-we-do/agencies/index_en.htm#6); European Commission, More Responsibility in managing the refugee crisis: European Commission adopts 40 infringement decisions to make European Asylum System work, press release of September 23, 2015 (http://europa.eu/rapid/press-release_IP-15-5699_en.htm); European Commission, Implementing the Common European Asylum System: Commission escalates 8 infringement proceedings, press release of December 10, 2015 (http://europa.eu/rapid/press-release_IP-15-6276_en.htm).

Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office calculates the German national accounts in accordance with the European System of National and Regional Accounts 2010 (“ESA 2010”) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. Recalculations have been conducted for all time series since 1991.

Source: Federal Statistical Office, Major revision of national accounts 2014: results and background
(https://www.destatis.de/EN/Methods/NationalAccountRevision/Revision2014_BackgroundPaper.pdf?__blob=publicationFile).

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised standard of the IMF. The application of BPM6 is binding for Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1991 have been recalculated in accordance with BPM6.

Source: Bundesbank, Changes in the methodology and classifications of the balance of payments and the international investment position, Monthly Report, June 2014 (http://www.bundesbank.de/Redaktion/EN/Downloads/Publications/Monthly_Report_Articles/2014/2014_06_methodology_balance_of_payments.pdf?_blob=publicationFile).

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Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard (“SDDS”). By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contributes to the identification of risks at an early stage. Although adherence by member countries to the SDDS Plus is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesministerium der Finanzen, Deutschland stellt ab heute Indikatoren nach dem “speziellen Datenverbreitungsstandard Plus“ (SDDS Plus) des IWF bereit, press release of February 18, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2015/02/2015-02-18-PM07.html?source=stdNewsletter).

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THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2015, the GDP of Germany expressed at current prices was EUR 3,025.9 billion, compared to EUR 2,915.7 billion in 2014, which represents an increase of 3.8%. GDP adjusted for price effects rose by 1.7% compared to 2014, and exceeded the 1991 level by 36.5%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 23.0% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2015, GDP per capita at current prices was EUR 37,099, while GDP per employee at current prices was EUR 70,317.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (February 2016), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2015, services accounted for 69.0% of gross value added, measured at current prices, compared to 62.1% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 15.5% in 2015, compared to 16.2% in 1991, and “public services, education, health,” accounting for 18.3% of gross value added in 2015, compared to 15.9% in 1991. The production sector (excluding construction) generated 25.8% of gross value added compared to 30.9% in 1991. Construction contributed 4.7% to gross value added in 2015, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 0.6% of gross value added in 2015, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (February 2016), Table 2.2.1.

In 2015, private final consumption expenditure totaled 54.0% of GDP in current prices, gross capital formation amounted to 18.8% and government final consumption expenditure equaled 19.4%, almost unchanged from 2014. Exports and imports of goods and services accounted for 46.9% and 39.1% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 7.8% of GDP in 2015, compared to 6.7% of GDP in 2014.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (February 2016), Table 2.3.1.

In 2015, price-adjusted GDP rose by 1.7% compared to 2014. The GDP adjusted for both price and calendar effects, increased by 1.4% compared to 2014. Net exports had a slightly positive effect on economic growth in 2015 (growth contribution: 0.2 percentage points). This was due to the increase in exports of 5.4% (2014: 4.0%), while imports rose by 5.8% (2014: 3.7%), all on a price-adjusted basis. Gross fixed capital formation in machinery and equipment increased in 2015 by 4.8%, compared to a 4.5% increase in 2014, in price-adjusted terms, while gross fixed capital formation in construction increased slightly by 0.3%. Final consumption expenditure of general government rose by 2.4% in 2015 on a price-adjusted basis, and final consumption expenditure of households rose by 1.9% on a price-adjusted basis compared to 2014.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (February 2016), Tables 2.1.1, 2.3.2, 2.3.5 and 2.3.10.

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) declined from 6.7% in 2014 to 6.4% in 2015. However, based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 4.7% in 2014 to 4.3% in 2015. For an explanation of the differences between the national definition and the ILO definition, see “– Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) decreased to 0.3% in 2015, compared to 0.9% in 2014. Excluding energy prices, the index rose by 1.1%. General government gross debt stood at EUR 2,152.9 billion at year-end 2015, compared to EUR 2,177.7 billion at year-end 2014.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2016, Table 5.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (February 2016), Table 2.1.13; Statistisches Bundesamt, Fachserie 17, Reihe 7 (February 2016), Table 1.1 and 1.2; Statistisches Bundesamt, Consumer prices in 2015: +0.3% on the previous year, press release of January 19, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_018_611.html); Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty – Germany – overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

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The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2015	2014	2013	2012	2011

	(EUR in billions, unless otherwise indicated)
GDP – at current prices	3,025.9	2,915.7	2,820.8	2,754.9	2,703.1
(change from previous year in %)	3.8	3.4	2.4	1.9	4.8
GDP – price-adjusted, chain-linked index (2010=100), not adjusted for calendar effects	107.9	106.1	104.4	104.1	103.7
(change from previous year in %)	1.7	1.6	0.3	0.4	3.7
GDP – price-adjusted, chain-linked index (2010=100), adjusted for calendar effects	107.8	106.2	104.6	104.1	103.5
(change from previous year in %)	1.4	1.6	0.4	0.6	3.7
Unemployment rate (ILO definition) (in %) (1)	4.3	4.7	4.9	5.0	5.5
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	0.3	0.9	1.5	2.0	2.1
Balance of payments – current account	257.0	212.9	190.4	193.6	164.6
General government gross debt (2)	2,152.9	2,177.7	2,177.8	2,193.3	2,116.8

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2014 (February 2015), Tables 1.1 and 1.11; Statistisches Bundesamt, Verbraucherpreise, Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht März 2016, Table XII.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty – Germany – overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

Economic Outlook

In its forecast published in April 2016, the Federal Government projected that GDP in Germany will grow by 1.7% in 2016, with private consumption growing by 2.0% (all growth rates are in price-adjusted terms). Exports and imports are expected to increase by 2.9% and 5.2%, respectively, compared to 2015. Investment in machinery and equipment is projected to increase by 2.6% and construction is forecast to increase by 2.7%. Growth is expected to be driven exclusively by domestic demand. The Federal Government expects that domestic employment will increase by approximately 480,000 persons, or 1.1%, in 2016 compared to 2015, reaching a record level of 43.5 million persons in 2016. Registered unemployment (Arbeitslose) is expected to decrease slightly by 40,000 persons compared to 2015 to approximately 2.75 million persons in 2016 on average.

Source: Bundesministerium für Wirtschaft und Energie, Bundesminister Gabriel: Deutsche Wirtschaft wächst dank starker Binnenwirtschaft, press release of April 20, 2016 (http://www.bmwi.de/DE/Presse/pressemitteilungen,did=763840.html).

Economic Policy

General

The Federal Government aims to safeguard and build on the foundations for prosperity, social cohesion and a high quality of life in Germany. It is counting on investment, on innovation and research, on efficient infrastructure, on the integration of labor and on the continuing internationalization of the German economy. It aims to implement a modern and practical economic policy in order to overcome impediments to productivity.

The German economy remains competitive, and, despite increasing burdens as well as external and internal risks, the Federal Government expects German economic growth to remain robust. Employment and GDP in Germany increased on an annual average basis from 2010 to 2015. In 2015, a record level of domestic employment was reached, with 43.0 million persons employed. For more information on recent economic developments, see “– Key Economic Figures.”

Sources: Bundesministerium für Wirtschaft und Energie, 2016 Annual Economic Report (Summary in English: http://www.bmwi.de/English/Redaktion/Pdf/jahreswirtschaftsbericht-2016-englische-zusammenfassung,property=pdf,bereich=bmwi2012,sprache=en,rwb=true.pdf, German text: http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2016,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (February 2016), Table 2.1.14.

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Current Policy Initiatives

Following the formation of a new Federal Government at the end of 2013, the objectives of economic policy have shifted somewhat. The Federal Government will continue the strategy of sound fiscal and budgetary as well as growth enhancing policies. At the same time it will seek to maintain competitiveness and strengthen the growth potential with public investment to be stepped up and conditions for private investment improved, thus broadening the scope for a sustained boost to the long-term performance of the German economy. Current policy initiatives are outlined below in more detail.

The Federal Government has continued the consolidation of public finances, fully adhering both to the requirements stipulated by the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the fiscal compact. For further details on the budget surveillance procedures, see “General – The European Union and European Integration – EU Economic Governance.” In 2015, overall public sector finances were again positive, with net lending of general government at 0.7% of GDP. This means that the public sector budgets were close-to-balance for the fourth year in succession. This trend is expected to continue in the years ahead. According to the present federal budget planning, no new borrowing will be required in the period between 2016 and 2020. The Federal Government’s goal of cutting the debt-to-GDP ratio to less than 70% is expected to be attained by the end of 2016. On this basis, the Federal Government is on track with its plans to cut the debt-to-GDP ratio to below 60% within ten years of the current Federal Government taking office in 2013. For further information on the Federal Republic’s fiscal situation and prospects, see “Public Finance – Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “Public Finance – Fiscal Outlook.”

The Federal Government is committed to further enhance public sector investment in the next few years. From 2014 to 2019, it will provide an additional EUR 8.6 billion for the maintenance and expansion of federal transport infrastructure. From 2016 to 2018, it will provide an additional amount totaling EUR 10 billion for public sector investment, particularly in infrastructure and energy efficiency. The Federal Government is also assisting the Länder and the municipalities by providing additional relief, e.g., for childcare, schools and higher education, immigration and urban development, over the current legislative term, thus boosting the scope for municipalities and Länder to invest. For example, financially weak municipalities are to benefit from an additional EUR 3.5 billion provided by the Federal Government from 2015 to 2018 through the Municipal Investment Promotion Fund (Kommunalinvestitionsförderungsfonds) and an additional EUR 3 billion is provided for research. Furthermore, the Federation is also providing more than EUR 6 billion of funding to the Länder in 2015 and 2016 to help them cope with the tasks related to the reception and accommodation of refugees and asylum seekers. In total, the Federal Government has granted additional financial relief to Länder and municipalities with an aggregate amount in excess of EUR 45 billion from 2013 to 2018.

As of December 31, 2019, the rules on fiscal equalization in Germany in a broad sense – including the financial support for seaports, the special solidarity scheme for the eastern Länder and compensation payments between the Federal Government and the Länder in connection with the abolishment of previous joint financing arrangements for certain public tasks (Entflechtungsmittel) – will cease to apply. At the same time, all Länder budgets have to be structurally balanced from 2020 onwards according to the national “debt brake.”

Consequently, current negotiations between the Federal Government and the Länder, which started in mid-2014, aim at a more general restructuring of their fiscal relations. The Federal Government intends to finalize these negotiations during the current legislative term. In the view of the Federal Government, a further reduction of interdependencies between the Federal Government and the Länder, a more efficient assignment of tasks, more direct responsibilities, more room for maneuver and, accordingly, an improved alignment of incentives for the Länder are necessary to ensure compliance with the national and European budget rules on a sustainable basis.

The Federal Government also aims to continue developing and adapting tax legislation in order to bring it in line with the needs of a modern society in a globalized world. In the face of technical, economic and demographic changes, the Federal Government intends to modernize the taxation procedure step by step in cooperation with the Länder. Furthermore, the goal is to arrive at inheritance and gift taxes which meet constitutional requirements as well as the needs of small and medium-sized businesses and to modernize the real property tax. With targeted tax relief the Federal Government seeks to contribute to the reduction of fiscal drag. Furthermore, measures to combat the shifting of profits across borders by companies which operate internationally are of great significance; the Federal Government is cooperating with its G20 partners in this regard.

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In order to ensure that as many workers as possible can benefit from the strong labor market and to secure adequate working conditions, the Federal Government has launched a number of policy measures. With effect from January 1, 2015, a general statutory gross minimum wage of EUR 8.50 per hour worked has been in place. Every two years, the minimum wage will be assessed and, if appropriate, adjustments will be proposed by a commission comprising representatives of the unions and of the employers’ associations in equal shares – the first time will be in June 2016 with effect from January 1, 2017. The Federal Government has presented a comprehensive concept to increase the chances of long-term unemployed persons regaining access to the regular labor market. Legislation has been introduced that resolves conflicts between trade unions in collective bargaining. While recognizing that the use of temporary workers and contracts for work and services enable many people to participate in working life and permit companies to respond flexibly, the Federal Government plans to amend current legislation in order to address illegal contract clauses to restrict the use of temporary workers to times of extraordinary capacity needs.

The Federal Government is developing strategies to counteract the effects of demographic change on the business sector and to maintain the performance of the German economy. The aim is to strengthen and activate the potential pool of skilled labor in the domestic economy and to make Germany more attractive for qualified professionals from other countries. By reforming the Federal Training Assistance Act (Bundesausbildungsförderungsgesetz), which provides the regulatory framework for student loans, the Federal Government is making an important contribution towards improving the situation of students at school and in higher education. Making family and working life more compatible not only contributes to equal opportunity, but also to activating additional skills for companies. Accordingly, the Federal Government has introduced “parental allowance plus” to assist young parents in working part-time and to re-enter working life more quickly. In order to provide greater support to working patterns that fit in with other aspects of life, the legal framework for a more flexible transition from working life to retirement is to be improved.

Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the transition to a more sustainable energy set-up (Energiewende). Among other things, this energy concept provides for the shutdown of all nuclear power stations in Germany by 2022 and unites other key energy policy objectives (i.e., energy security, climate protection, energy efficiency, renewable energy) within a single strategy. It sets a long-term target of achieving an 80% to 95% reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, the energy concept is intended to increase the production and use of renewable energy sources, making them the primary source of German energy supply. The overarching principle for the future implementation of the energy reforms is the “energy policy triangle” of a secure, affordable and environmentally compatible energy supply.

The Federal Government’s reform of the Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz) has placed the future expansion of renewable energy sources on a viable basis. The other key projects for the current legislative term have been consolidated in a 10-point Energy Agenda, and coordinated in terms of timing and substance so that the energy transition can be rolled out in a methodical and efficient manner. The National Energy Efficiency Action Plan, which was adopted in December 2014, sets out the Federal Government’s efficiency strategy for this legislative term. It aims to raise awareness of the economic viability of efficiency measures on a cross-sectoral basis and to put the conditions in place in order to make full use of the potential for efficiency improvements. The energy efficiency strategy for buildings is intended to make a major contribution towards the achievement of a virtually climate-neutral building stock in Germany by 2050. In the 2020 Climate Action Plan, the Federal Government has adopted further measures to reduce greenhouse-gas emissions by at least 40% between 1990 and 2020 in Germany. Many of the measures adopted in the National Energy Efficiency Action Plan were rolled out in the course of 2015. Building on the Action Plan, the Federal Government has also adopted the Energy Efficiency Strategy for Buildings. Furthermore, the Federal Government intends to adopt the 2050 Climate Action Plan in the summer of 2016, which will establish interim targets for the post-2020 period as well as reduction measures and monitoring processes in order to achieve long-term climate goals.

The Grid Expansion Acceleration Act (Netzausbaubeschleunigungsgesetz) and the Federal Requirements Plan Act (Bundesbedarfsplangesetz) provide the framework for a methodical and accelerated expansion of the transmission grids. The first formal procedures for federal planning of the expansion of the transmission grids have been set in motion. The distribution grids are also to be made fit for the energy transition, and the rules are to be made more investment-friendly.

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For information on recent government measures to stabilize Germany’s financial system, see “Monetary and Financial System – The German Financial System.” For information on government budgets, see “Public Finance.” For information on the response to the European sovereign debt crisis, see “General – The European Union and European Integration – Response to the European Sovereign Debt Crisis” and “General-The European Union and European Integration-EU Economic Governance.”

Sources: Bundesministerium für Wirtschaft und Energie, 2016 Annual Economic Report (Summary in English: http://www.bmwi.de/English/Redaktion/Pdf/jahreswirtschaftsbericht-2016-englische-zusammenfassung,property=pdf,bereich=bmwi2012,sprache=en,rwb=true.pdf, German text: http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2016,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Statistisches Bundesamt, General government records surplus of 19 billion euros in 2015, press release of February 23, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/02/PE16_057_813.html); Bundesministerium der Finanzen, Bundeskabinett beschließt Eckwerte für Haushalt 2017 und Finanzplan bis 2020, press release of March 23, 2016 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2016/03/2016-03-23-PM09-Eckwerte.html); Bundesministerium für Wirtschaft und Energie, 2014 Annual Economic Report (Summary in English: https://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014-engl-fassung,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf, German text: http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Bundesministerium für Wirtschaft und Energie, 2013 Annual Economic Report (http://www.bmwi.de/English/Redaktion/Pdf/2013-annual-economic-report-competitiveness-_20key-to-growth,property=pdf,bereich=bmwi,sprache=en,rwb=true.pdf); Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Bundesministerium für Umwelt, Naturschutz, Bau und Reaktorsicherheit, About the Climate Action Plan 2050 of the German Federal Government (http://www.klimaschutzplan2050.de/en/dialogue-process/).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP – USE

	2015	2014	2013	2012	2011	2015	2014	2013	2012

	(EUR in billions)					(change in %)
Domestic uses	2,789.8	2,719.3	2,651.4	2,587.1	2,571.0	2.6	2.6	2.5	0.6
Final private consumption	1,633.4	1,592.2	1,562.7	1,533.8	1,495.5	2.6	1.9	1.9	2.6
Final government consumption	586.7	564.0	541.9	522.7	505.7	4.0	4.1	3.7	3.4
Gross fixed capital formation	606.2	585.1	557.3	555.9	547.8	3.6	5.0	0.3	1.5
Machinery and equipment	200.1	189.8	181.3	184.9	188.3	5.4	4.7	-2.0	-1.8
Construction	297.7	291.8	277.2	272.9	264.2	2.0	5.2	1.6	3.3
Other products	108.5	103.5	98.8	98.0	95.3	4.7	4.8	0.9	2.8
Changes in inventories (1)	-36.5	-22.0	-10.5	-25.3	21.9	—	—	—	—
Net exports (1)	236.1	196.4	169.4	167.7	132.1	—	—	—	—
Exports	1,419.6	1,333.2	1,283.1	1,266.9	1,211.5	6.5	3.9	1.3	4.6
Imports	1,183.5	1,136.8	1,113.7	1,099.2	1,079.3	4.1	2.1	1.3	1.8
Gross domestic product	3,025.9	2,915.7	2,820.8	2,754.9	2,703.1	3.8	3.4	2.4	1.9

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2015 (February 2016), Tables 3.1 and 3.9.

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STRUCTURE OF GDP – ORIGIN

	2015	2014	2013	2012	2011	2015	2014	2013	2012

	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,722.7	2,623.1	2,536.9	2,475.1	2,428.1	3.8	3.4	2.5	1.9
Agriculture, forestry and fishing	15.0	17.9	20.0	19.1	20.0	-16.1	-10.7	4.9	-4.3
Production sector (excluding construction)	701.2	674.8	655.5	651.2	635.7	3.9	2.9	0.7	2.4
Construction	128.1	120.7	113.3	111.1	106.5	6.1	6.5	2.0	4.3
Trade, transport, accommodation and food services	421.6	407.2	396.3	387.2	387.0	3.6	2.8	2.3	0.0
Information and communication	133.4	127.5	122.9	116.5	112.1	4.6	3.7	5.5	3.9
Financial and insurance services	106.6	107.6	104.7	104.4	101.7	-0.9	2.7	0.4	2.7
Real estate activities	304.0	291.8	283.6	277.2	281.6	4.2	2.9	2.3	-1.6
Business services	305.0	290.2	276.4	264.5	255.9	5.1	5.0	4.5	3.3
Public services, education, health	497.0	478.4	460.6	443.8	428.9	3.9	3.9	3.8	3.5
Other services	110.7	107.0	103.5	100.2	98.6	3.5	3.4	3.2	1.6
Taxes on products offset against subsidies on products	303.2	292.6	284.0	279.7	275.0	3.7	3.0	1.5	1.7
Gross domestic product	3,025.9	2,915.7	2,820.8	2,754.9	2,703.1	3.8	3.4	2.4	1.9

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2015 (February 2016), Tables 1.14 and 2.1.

Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. Measured by its share in value added, approximately 60% of the production sector is geographically concentrated in the western Länder of Bavaria, Baden-Württemberg and North Rhine-Westphalia. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2015, the production sector’s aggregate contribution to gross value added at current prices was 25.8% (excluding construction) and 30.5% (including construction), respectively. Its price-adjusted gross value added (excluding construction) increased by 2.0% year-on-year in 2015, after increasing by 1.6% in 2014.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (February 2016), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (February 2016), Tables 2.2.1 and 2.2.2.

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OUTPUT IN THE PRODUCTION SECTOR (1) (2010 = 100)

	2015	2014	2013	2012

Production sector, total	108.5	107.9	106.4	106.2
Industry (2)	110.4	109.8	107.8	107.5
of which:
Intermediate goods (3)	106.1	106.3	104.4	104.6
Capital goods (4)	117.9	116.6	114.0	113.3
Durable goods (5)	102.8	100.5	100.1	100.5
Nondurable goods (6)	101.9	102.2	100.7	99.8
Energy (7)	97.3	92.7	96.4	97.3
Construction (8)	105.9	108.4	105.6	105.9

(1)	Adjusted for working-day variations.
(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(3)	Including mining and quarrying except energy-producing goods.
(4)	Including manufacture of motor vehicles and components.
(5)	Consumption goods that have a long-term use, such as furniture.
(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2016, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2015, the services sector’s aggregate contribution to gross value added at current prices was 69.0%, matching the previous year’s level, compared to only 61.9% in 1991. Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.3% in 2015 and 18.2 % in 2014, compared to 15.9% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (February 2016), Table 2.2.1.

Employment and Labor

As solid economic growth continued in 2015, labor market conditions improved further. In 2015, the average unemployment rate according to the national definition was 6.4%, compared to 6.7% in 2014. Under the ILO definition, the average unemployment rate was 4.3% in 2015 compared to 4.7% in 2014, having declined to the lowest level of unemployment since 1991. The number of persons resident in Germany who were either employed or self-employed in 2015 was 43.0 million, an increase of 0.8% compared to 2014.

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Monatsbericht Februar 2016, Table 5.1 (https://statistik.arbeitsagentur.de/Statistikdaten/Detail/201602/arbeitsmarktberichte/monatsbericht-monatsbericht/monatsbericht-d-0-201602-pdf.pdf); Fachserie 18, Reihe 1.4 – 2015 (February 2016), Tables 2.1.13 and 2.1.14 (https://www.destatis.de/DE/Publikationen/Thematisch/VolkswirtschaftlicheGesamtrechnungen/Inlandsprodukt/InlandsproduktsberechnungVorlaeufigPDF_2180140.pdf?__blob=publicationFile).

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The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment, are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2015	2014	2013	2012	2011

Employed (in thousands)-ILO definition	42,964	42,640	42,269	42,007	41,534
Unemployed (in thousands)-ILO definition (1)	1,950	2,090	2,182	2,224	2,399
Unemployment rate (in %)-ILO definition	4.3	4.7	4.9	5.0	5.5
Unemployed (in thousands)-national definition (2)	2,795	2,898	2,950	2,897	2,976
Unemployment rate (in %)-national definition (3)	6.4	6.7	6.9	6.8	7.1

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2015, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2015 (February 2016), Table 1.11.

The following table presents data with respect to the employment rate broken down by gender and age for 2014 and 2005.

EMPLOYMENT RATE – BREAKDOWN BY GENDER AND AGE

	Total		Men		Women

(Age in years)	2014	2005	2014	2005	2014	2005

	(employed persons as a percentage of total population of same gender and age)
15 to 19	25.9	25.7	28.0	28.6	23.6	22.7
20 to 24	63.9	59.3	65.0	61.2	62.7	57.4
25 to 29	77.6	69.7	80.2	74.0	74.8	65.2
30 to 34	82.1	75.5	88.3	84.6	75.9	66.4
35 to 39	83.7	79.3	90.0	87.2	77.4	71.2
40 to 44	85.9	80.9	90.9	86.5	80.8	75.1
45 to 49	86.0	79.8	89.7	84.7	82.1	74.8
50 to 54	83.2	75.2	86.7	80.8	79.6	69.7
55 to 59	76.9	63.3	81.5	71.3	72.4	55.3
60 to 64	52.3	28.1	59.0	35.8	46.0	20.7
65 and older	5.6	3.3	8.0	5.0	3.7	2.1
Total (15 and older)	56.8	51.5	62.4	58.4	51.5	45.0

Source: Statistisches Bundesamt, Labor force participation, Employed and employment rate by sex and age, Results of the microcensus 2005 und 2014 – Annual averages (https://www.destatis.de/EN/FactsFigures/NationalEconomyEnvironment/LabourMarket/Employment/TablesEmploymentAccounts/ParticipationPension70.html).

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The following table presents data with respect to the structure of employment by economic sector for 2015 and 2006.

STRUCTURE OF EMPLOYMENT – ECONOMIC SECTORS

	2015	2006

	(percent of total)
Agriculture, forestry and fishing	1.5	1.6
Production sector (excluding construction)	18.8	19.5
of which: manufacturing	17.5	18.1
Construction	5.6	5.7
Trade, transport, accommodation and food services	23.0	23.4
Information and communication	2.8	3.0
Financial and insurance services	2.8	3.2
Real estate activities	1.1	1.2
Business services	13.4	11.6
Public services, education, health	24.0	23.6
Other services	7.0	7.3
Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (February 2016), Table 2.2.9.

In 2015, gross wages and salaries per employee in Germany increased by 2.9% compared to 2014. Unit labor costs per hour worked rose by 1.7% in 2015 after an increase of 1.6% in 2014.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4. – 2015 (February 2016), Tables 2.1.9 and 2.1.15.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2015	2014	2013	2012	2011

Gross wages and salaries per employee in EUR	32,525	31,615	30,783	30,159	29,343
Change from previous year in %	2.9	2.7	2.1	2.8	3.4
Unit labor costs per hour worked
Index (2010=100)	109.2	107.4	105.7	103.6	100.5
Change from previous year in %	1.7	1.6	2.0	3.1	0.5

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2015 (February 2016), Tables 2.17 and 2.20.

More than one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2015, approximately 6.1 million persons were members of a union under the umbrella of the Deutscher Gewerkschaftsbund, roughly unchanged since 2013, but considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant fall in manufacturing employment in the eastern Länder after reunification.

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Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: OECD.Stat, Dataset Trade Union Density (http://stats.oecd.org/Index.aspx?QueryId=20167); Deutscher Gewerkschaftsbund, DGB-Mitgliederzahlen ab 2010 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/2010); Deutscher Gewerkschaftsbund, Mitgliederzahlen 1950-1993 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/1950-1993); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions (http://www.worker-participation.eu/Nationale-Arbeitsbeziehungen/Laender/Deutschland/Gewerkschaften); Bundeszentrale für politische Bildung, Tarifautonomie, (http://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/202193/tarifautonomie).

Social Security, Social Protection and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to persons in need. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, all employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some free-lance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempted from mandatory participation in the statutory retirement pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Furthermore, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insureds to also sign up for designated privately funded or funded corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insureds may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured’s income situation and are independent of the insured’s gender, age and medical risk. By contrast contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage.

In 2015, social security revenue, as shown in the national accounts, amounted to EUR 579.1 billion, and expenditure was EUR 574.3 billion. The social security budget thus incurred a surplus of EUR 4.8 billion in 2015, after a surplus of EUR 3.4 billion in 2014.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (April 2016), Table 3.4.3.7.

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In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. To increase the sustainability of the health care system, Germany has implemented several structural reform measures to strengthen competition among payers and providers in order to improve the efficiency and quality of health care services. In addition, Germany has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 between 2012 and 2029. Since 2012, people with an insurance record with at least 45 years of mandatory contributions from employment or care or child-raising periods up to the child’s tenth year can claim a pension from age 65 without reductions. In July 2014, the Federal Government temporarily reduced the retirement age to the age of 63 for this exemption from the age limit increase; the age of 63 will gradually be raised back to 65 years until 2029.

Sources: Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP, page 121 (http://www.cdu.de/sites/default/files/media/dokumente/091215-koalitionsvertrag-2009-2013-englisch_0.pdf); Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/themen/krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Altersrenten (http://www.bmas.de/DE/Themen/Rente/Gesetzliche-Rentenversicherung/altersrenten.html); Bundesministerium für Arbeit und Soziales, Pensions from age 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html); Bundesministerium für Arbeit und Soziales, press release of January 29, 2014 (http://www.bmas.de/DE/Presse/Pressemitteilungen/2014/rentenpaket-kabinettsbeschluss.html); Bundesministerium für Arbeit und Soziales, Abschlagsfreie Rente ab 63 (http://www.rentenpaket.de/rp/DE/Alle-Fakten/Die-Leistungen/Rente-ab-63/rente-mit-63.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2015, exports and imports of goods and services amounted to 46.9% and 39.1% of GDP at current prices, respectively. The Federal Republic pursues a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (February 2016), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda and the negotiations for the proposed Transatlantic Trade and Investment Partnership between the EU and the United States.

Sources: Bundesministerium für Wirtschaft und Energie, Handelspolitik, Welthandelsorganisation, WTO-Welthandelsrunde “Doha Development Agenda” (http://www.bmwi.de/DE/Themen/Aussenwirtschaft/Handelspolitik/wto,did=615530.html); Bundesministerium für Wirtschaft und Energie, TTIP: The Transatlantic Trade and Investment Partnership between the EU and the U.S., Negotiations and Participants (http://www.bmwi.de/EN/Topics/Foreign-trade/TTIP/negotiations-and-participants.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as services and secondary income. In 2015, the current account surplus totaled EUR 257.0 billion, compared to EUR 212.9 billion in 2014, an increase of EUR 44.1 billion.

Source: Deutsche Bundesbank, Monatsbericht März 2016, Table XII.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of 10% of the average indicator value in the period from 1999 to 2015. In 2015, price competitiveness improved by 5.0% compared to 2014, mainly due to the depreciation of the euro relative to several currencies, including the U.S. dollar, the pound sterling, the Swiss franc and the Chinese yuan renminbi. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (36.4% in 2015).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010, breaking a long-term trend of appreciation. In 2015, the euro depreciated by 16.5% from its 2014 average versus the U.S. dollar. However, the average value of the euro against the U.S. dollar in February 2016 was approximately equal to the 2015 average.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Table X.11; Deutsche Bundesbank, Monatsbericht März 2009, Table XI.11; Deutsche Bundesbank, Monatsbericht März 2011, Table XI. 11; Deutsche Bundesbank, Monatsbericht März 2016, Tables XII.3, XII.10 and XII.12.

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The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)

	2015	2014	2013	2012	2011

	(EUR in millions)
Current account
Trade in goods (1)	262,996	226,499	211,647	200,401	163,426
Services (2)	-30,165	-35,353	-43,223	-32,775	-32,482
Primary income	63,739	62,387	65,754	65,825	69,156
Secondary income	-39,550	-40,653	-43,758	-39,858	-35,520
Total current account	257,020	212,880	190,420	193,593	164,581
Capital account (3)	-159	1,138	-591	-413	1,642
Financial account
Net German investment abroad (increase: +)	257,076	299,954	60,705	373,797	261,157
Net foreign investment in Germany (increase: +)	24,879	55,521	-158,179	228,996	140,300
Net financial account (net lending: + / net borrowing: -)	232,197	244,434	218,884	144,802	120,858
Net errors and omissions (4)	-24,664	30,415	29,056	-48,378	-45,365

(1)	Including supplementary trade items.
(2)	Including the freight and insurance costs of foreign trade.
(3)	Including net acquisition/disposal of non-produced non-financial assets.
(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2016, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

TRADE IN GOODS (1)

	2015	2014	2013	2012	2011

	(EUR in millions)
Exports of goods	1,179,622	1,114,783	1,079,803	1,071,431	1,030,114
Imports of goods	916,625	888,284	868,155	871,031	866,687
Trade balance	262,996	226,499	211,647	200,401	163,426

(1)	Including supplementary trade items.
Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2016, Zahlungsbilanzstatistik, Table I.1.

The Federal Republic’s principal export goods are motor vehicles, machinery of all kinds, and chemical products. The principal import goods are crude petroleum and natural gas, computer, electronic and optical products and motor vehicles. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Fachserie 7 Reihe 1 – Dezember 2015, pages 53 et seq.; Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2013, page 20; Bundesministerium für Wirtschaft und Energie, Zahlen und Fakten Energiedaten, Tabelle 3 (http://bmwi.de/DE/Themen/Energie/Energiedaten-und-analysen/Energiedaten/gesamtausgabe,did=476134.html).

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Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the MIP established in 2011, on November 26, 2015, the European Commission published the Alert Mechanism Report 2016, which, similar to the previous year’s report, inter alia noted the current account surplus observed in Germany. An in-depth review was conducted on Germany to scrutinize its external position and analyze internal developments, and to assess whether it is experiencing macroeconomic imbalances. According to the results of this review, Germany continues to experience macroeconomic imbalances that are not excessive. The Commission points out that weak private and public investment has contributed to the high and persistent current account surplus and poses risks for the future growth potential of the German economy while fiscal space exists for an increase in public investment as public finances remain in a sound position. The Federal Government supports the European Commission in the resolute implementation of the MIP. Together with the European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, it points out that the competitiveness and the exporting strength of German companies are an important pillar of the entire European economy. The Federal Government is taking a comprehensive approach to strengthen both public and private sector investments and has already taken numerous measures in the current legislative term to give a further boost to investment dynamics. Domestic demand is making a significant contribution to growth in Germany already. Furthermore, it should be noted that Germany’s current account surplus to a large extent may be explained by temporary factors, e.g., the development of exchange rates and the recent oil price fall, as well as by fundamentals, e.g., demographic change. These factors usually remain unaffected by short-term economic and financial policy measures.

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2016 dated November 26, 2015 (http://ec.europa.eu/europe2020/pdf/2016/ags2016_alert_mechanism_report.pdf); European Commission, Commission Staff Working Document, Country Report Germany 2016, Including an In-Depth Review on the prevention and correction of macroeconomic imbalances (http://ec.europa.eu/europe2020/pdf/csr2016/cr2016_germany_en.pdf); European Commission, Economic and Financial Affairs, EU Economic Governance, Macroeconomic Imbalance Procedure, MIP Reports (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/mip_reports/index_en.htm); Bundesministerium für Wirtschaft und Energie, Gabriel: Competitiveness and exports of German companies important for Europe, press release of March 5, 2014 (http://www.bmwi.de/EN/Press/press-releases,did=629018.html); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2016 (http://www.bmwi.de/BMWi/Redaktion/PDF/M-O/nationales-reformprogramm-2016,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf).

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COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2015 (1)

	Imports	Exports

	(percent of total)
Products of agriculture and hunting	3.1	0.8
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.4	0.0
Crude petroleum and natural gas	6.4	0.7
Metal ores	0.7	0.0
Other mining and quarrying products	0.2	0.1
Food products	4.5	4.1
Beverages	0.6	0.4
Tobacco products	0.1	0.3
Textiles	1.1	0.9
Wearing apparel	3.2	1.2
Leather and related products	1.4	0.6
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.5
Paper and paper products	1.6	1.6
Coke and refined petroleum products	2.1	1.0
Chemicals and chemical products	8.0	9.0
Basic pharmaceutical products and pharmaceutical preparations	4.9	5.9
Rubber and plastic products	2.9	3.5
Other non-metallic mineral products	1.1	1.2
Basic metals	5.5	4.2
Fabricated metal products, except machinery and equipment	2.8	3.4
Computer, electronic and optical products	10.7	8.1
Electrical equipment	5.5	6.0
Machinery and equipment not elsewhere classified	7.7	14.1
Motor vehicles, trailers and semi-trailers	10.3	18.9
Other transport equipment	4.0	4.8
Furniture	1.2	0.8
Energy	0.2	0.3
Other goods	9.3	7.5
Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – 2015 (March 2016), Tables 1.11.1 and 1.11.2; calculation of percentages by KfW based on import and export values in EUR thousands, respectively.

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FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2015	2014	2013

	(EUR in millions)
Exports to:
Total	1,195,932	1,123,746	1,088,025
of which:
United States	113,009	95,928	89,348
France	103,047	100,580	99,250
United Kingdom	89,292	79,163	71,280
The Netherlands	79,517	72,736	70,975
China (2)	71,211	74,369	66,912
Italy	58,102	54,240	53,212
Austria	58,041	55,807	56,217
Southeast Asia (3)	51,579	48,476	45,894
Switzerland	49,252	46,202	46,924
Belgium/Luxembourg	46,636	47,345	47,954
Spain	38,783	34,820	31,349
Japan	17,026	16,910	17,076
Imports from:
Total	948,246	910,145	890,393
of which:
China (2)	91,524	79,828	74,544
The Netherlands	88,123	87,796	88,698
France	67,008	66,714	63,489
United States	59,302	49,207	48,582
Italy	49,039	48,522	46,911
Switzerland	42,661	39,392	38,321
Southeast Asia (3)	42,362	38,782	36,672
Belgium/Luxembourg	40,117	42,548	41,965
United Kingdom	38,258	38,545	39,466
Austria	37,341	36,218	36,734
Spain	26,523	24,804	23,639
Japan	20,239	19,007	19,492

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.
(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2016, Table XII.3.

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Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2013.

FOREIGN DIRECT INVESTMENT STOCKS AT YEAR-END 2013

	Outward (1)	Inward (2)

	(EUR in billions)
Total (3)	919.0	458.4
Selected countries and regions
European Union	410.7	356.1
of which: European Monetary Union	195.4	308.1
of which: United Kingdom	107.4	33.8
Switzerland	28.7	26.2
Russia	22.9	2.4
United States	241.7	33.7
Canada	11.6	0.8
Central America	13.8	3.8
South America	28.1	0.2
Asia	108.7	25.1
of which: China	47.8	1.2
of which: Japan	12.0	16.9
Australia	16.4	2.2
Africa	8.4	0.8
Selected economic sectors of investment object
Manufacturing	313.7	117.0
of which: Chemicals and chemical products	67.1	15.5
of which: Machinery and equipment	28.9	16.4
of which: Motor vehicles, trailers and semi-trailers	82.5	0.4
Electricity, gas, steam and air conditioning supply	52.5	13.9
Wholesale and retail trade; repair of motor vehicles	136.5	47.5
Information and communication	34.9	58.6
Financial and insurance activities	228.6	87.6
Accommodation and food service activities	27.6	28.7
Activities of holding companies	54.9	80.1

(1)	German foreign direct investment abroad.
(2)	Foreign direct investment in Germany.
(3)	Primary and secondary direct investment (consolidated).
Source: Deutsche Bundesbank, Bestandserhebung über Direktinvestitionen, Statistische Sonderveröffentlichung 10 (April 2015), Tables 1.2.a, I.2. c, II.2.a, II.2.b.

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MONETARY AND FINANCIAL SYSTEM

The European System of Central Banks and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “– Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168 (http://www.ecb.eu/pub/pdf/annrep/ar2004en.pdf); Deutsche Bundesbank, Tasks (http://www.bundesbank.de/Navigation/EN/Tasks/tasks.html).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “– Financial System – European Financial System-Recent Policy Responses to the Global Financial and Economic Crisis.”

Source: European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006, pages 7-9 (http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50 (http://www.ecb.eu/pub/pdf/mobu/mb199901en.pdf); European Central Bank, The Monetary Policy of the ECB, 2004, page 50ff. (http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

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The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2015	2014	2013	2012	2011

	(change from previous year in %)
Harmonized index of consumer prices (HICP)	0.1	0.8	1.6	2.1	2.5
Consumer price index (CPI)	0.3	0.9	1.5	2.0	2.1
Index of producer prices of industrial products sold on the domestic market (1)	-1.8	-1.0	-0.1	1.6	5.3

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Verbraucherpreise, Harmonisierter Verbraucherpreisindex, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/HarmonisierterVerbraucherpreisindex.html?cms_gtp=146602_list%253D2%2526146598_slot%253D2&https=1); Statistisches Bundesamt, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht Februar 2016, Table XI.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31

	2015	2014	2013	2012	2011

	(EUR in millions)
Gold	105,792	107,475	94,876	137,513	132,874
Foreign currency balances	33,423	30,646	28,080	28,774	29,433
Special drawing rights	15,185	14,261	12,837	13,583	14,118
Reserve position in the IMF	5,132	6,364	7,961	8,760	8,178
Total	159,532	158,745	143,753	188,630	184,603

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.
Source: Deutsche Bundesbank, Monatsbericht März 2016, Table XII.8.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.6 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2014, page 19 (https://www.ecb.europa.eu/pub/pdf/annrep/ar2015annualaccounts_en.pdf).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

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EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2015	2014	2013	2012	2011

	(EUR in billions)
Deutsche Bundesbank
Assets	800.7	678.8	721.7	921.0	714.7
of which: clearing accounts within ESCB (1)	584.2	460.8	510.2	655.7	463.3
Liabilities (2)	490.6	396.6	401.5	425.0	333.7
Net position	310.1	282.2	320.2	496.0	380.9
Banks
Loans to foreign banks	1,066.9	1,125.2	1,019.7	1,046.0	1,117.6
Loans to foreign non-banks	751.5	735.1	701.0	729.0	744.4
Loans from foreign banks	611.9	609.2	515.7	691.1	655.7
Loans from foreign non-banks	201.1	221.0	257.8	237.6	225.9

(1)	Consists mainly of net claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).
(2)	Including estimates of currency in circulation abroad.

Source: Deutsche Bundesbank, Monatsbericht März 2016, Tables IV.4 and XII.8.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of value added tax (“VAT”) on some transactions.

Capital controls introduced in Cyprus in the second half of March 2013 to facilitate the restructuring of its banking sector are a transitory exception to this rule. In exiting capital restrictions, Cyprus adhered to the roadmap outlined in its economic adjustment program. At the end of May 2014, the Cypriot authorities removed all remaining administrative restrictions on domestic financial transactions related to the free opening of current accounts. Other restrictions were in place for a longer period, but Cypriot authorities continued the gradual implementation of the fourth stage of the roadmap, i.e., the liberalization of external payments. Cyprus lifted the last remaining capital controls on April 6, 2015. Free circulation of capital has thus now been restored.

Sources: Central Bank of Cyprus, The Enforcement of Restrictive Measures on Transactions in case of Emergency Law of 2013, press release of March 28, 2013 (http://www.centralbank.gov.cy/nqcontent.cfm?a_id=12588); European Commission, The Economic Adjustment Programme for Cyprus, Fifth Review, December 2014, page 23 (http://ec.europa.eu/economy_finance/publications/occasional_paper/2014/pdf/ocp209_en.pdf); Central Bank of Cyprus, The Enforcement of Temporary Restrictive Measures on Transactions in case of Emergency Thirty Fourth Decree of 2015, February 13, 2015 (http://www.centralbank.gov.cy/media//pdf/Decree_34_eng.pdf); European Council, Remarks by Jeroen Dijsselbloem at the press conference following the Eurogroup meeting of 24 April 2015 (http://www.consilium.europa.eu/en/press/press-releases/2015/04/24-eurogroup-dijsselbloem-remarks/).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2015	2014	2013	2012	2011

U.S. dollars per euro	1.1095	1.3285	1.3281	1.2848	1.3920
Pound sterling per euro	0.72584	0.80612	0.84926	0.81087	0.86788
Japanese yen per euro	134.31	140.31	129.66	102.49	110.96
Swiss franc per euro	1.0679	1.2146	1.2311	1.2053	1.2326
Chinese yuan per euro	6.9733	8.1857	8.1646	8.1052	8.9960

(1)	Calculated from daily values.
Source: Deutsche Bundesbank, Monatsbericht Februar 2016, Table XII.10.

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Financial System

German Financial System

Overview. As of January 31, 2016, 1,773 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 7,866.1 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	270 commercial banks, with an aggregate balance sheet total of EUR 3,123.2 billion;

•	413 savings banks, with an aggregate balance sheet total of EUR 1,140.2 billion;

•	the nine regional institutions of those savings banks, including DekaBank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and eight Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 959.8 billion;

•	19 special-purpose credit institutions, including KfW, KfW IPEX-Bank and promotional banks of the federal states (Landesförderinstitute), with an aggregate balance sheet total of EUR 969.7 billion;

•	1,023 credit cooperatives, with an aggregate balance sheet total of EUR 814.2 billion;

•	the two central institutions of those credit cooperatives, with an aggregate balance sheet total of EUR 297.3 billion;

•	16 mortgage banks, with an aggregate balance sheet total of EUR 348.1 billion;

•	21 building and loan associations, with an aggregate balance sheet total of EUR 213.6 billion; and

•	140 subsidiaries and branches of foreign banks located in the Federal Republic, with an aggregate balance sheet total of EUR 964.3 billion.

Source: Deutsche Bundesbank, Monatsbericht März 2016, Table IV.2.

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it does regulate KfW IPEX-Bank). Many important provisions of the KWG have become applicable by analogy to KfW with effect from January 1, 2016. German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of Germany as a financial center in the context of European integration and international cooperation, as well as to strengthen collective consumer protection through its regulatory actions. The BaFin, which is subject to the legal and technical oversight of the Federal Ministry of Finance, operates exclusively in the public interest. It helps to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out.

The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. The German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, or “FMSA”) is responsible for drawing up and adopting plans for the resolution of banks. It also manages the restructuring fund (Restrukturierungsfonds) for banks and the German Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds, or “FMS”, also known as “SoFFin”) and supervises the two wind-up institutions (Abwicklungsanstalten) for troubled German banks established in 2009/2010.

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In order to facilitate the timely identification of risks to financial stability, the Financial Stability Commission (Ausschuss für Finanzstabilität), which consists of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank, BaFin and FMSA, was established in March 2013. Due to its macroeconomic and financial market expertise, the Deutsche Bundesbank is responsible for contributing towards safeguarding financial stability and tasked with analyzing all relevant factors in order to identify threats to financial stability. Warnings or recommendations for corrective measures are submitted to the Financial Stability Commission, which may pass resolutions with respect thereto. In addition, the Financial Stability Commission is tasked with defining concerted reactions to emerging threats to financial stability by issuing warnings and recommendations and publishing them if appropriate. The recipients of such warnings or recommendations are obliged to report on the implementation of corrective measures.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (http://www.bafin.de/EN/DieBaFin/AufgabenGeschichte/functionshistory_node.html); Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002 (http://www.bundesbank.de/Redaktion/EN/Downloads/Press/Pressenotizen/2002/2002_11_04_banking_supervision.pdf?__blob=publicationFile); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie-Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (AufsichtsRL), May 21, 2013 (http://www.bafin.de/SharedDocs/Aufsichtsrecht/DE/Richtlinie/rl_130521_aufsichtsrichtlinie.html?nn=2696382); BaFin, Act on the Strengthening of German Financial Supervision, BaFin Quarterly of January 18, 2013 (http://www.bafin.de/SharedDocs/Downloads/EN/Mitteilungsblatt/Quarterly/bq1204.pdf?__blob=publicationFile); Bundesbank, German macroprudential oversight strengthened, press release of March 18, 2013 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2013/2013_03_18_macropudential_oversight.html).

Bank Recovery and Resolution. The German Restructuring Act (Restrukturierungsgesetz), enacted in December 2010, established new regulations for the restructuring and liquidation of banks in Germany. It provided for the establishment of a restructuring fund (Restrukturierungsfonds), which is currently managed by the FMSA and funded through contributions by banks, which may be used for resolution measures. With effect as of 2015, the previous contribution by banks to the fund (Bankenabgabe) was replaced by a new bank levy that meets European requirements under the EU Bank Recovery and Resolution Directive (“BRRD”) adopted in April 2014. Companies defined in article 2 paragraph 5 of the EU Capital Requirements Directive IV (“CRD IV”), including KfW, are not required to contribute to the fund. Legislation implementing the BRRD in Germany provides for the transfer of national bank levies to the EU’s Single Resolution Fund (“SRF”) and the mutualization of these contributions in the context of the EU’s Single Resolution Mechanism (“SRM”). BRRD-implementing legislation also introduced the Restructuring and Resolution Act (Sanierungs- und Abwicklungsgesetz) pursuant to which, in addition to the intervention and resolution instruments that already existed under German national law, the resolution authority now has the direct power to bail in a bank’s shareholders and creditors in the event of resolution.

Since January 1, 2015, the FMSA has been acting as the German national resolution authority for banks. Resolution powers are pooled under the FMSA, although the BaFin and the ECB retain their supervisory right to make decisions about bank closures. In the medium term, the resolution authority will be integrated into the BaFin. Until December 31, 2015, the FMS, which was established in 2008 in the wake of the global financial crisis and is currently managed by the FMSA, was responsible for applications for assistance from German credit institutions. As of January 1, 2016, the date on which the SRM became fully operational, FMS has been closed for new applications. FMS was tasked with stabilizing the German banks by extending guarantees up to a total amount of EUR 400 billion with respect to banks’ securities and by incurring loans in a total amount of up to EUR 80 billion. Its mandate, which was originally limited until December 31, 2010, had been repeatedly extended until December 31, 2015. As of December 31, 2015, the outstanding stabilization measures provided by FMS amounted to EUR 15.8 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

For more information on the SRM and the SRF, see “– European Financial System – European System of Financial Supervision and European Banking Union”.

Sources: Bundesministerium der Finanzen, Systemische Risiken im Finanzsektor wirksam begrenzen – Bundesregierung beschließt Restrukturierungsgesetz, press release of August 25, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2010/08/2010-08-25-PM32.html); Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/Bankenabgabe/2010-09-17-FMSA.html); Bundestagsdrucksache 17/3407 (http://dip21.bundestag.de/dip21/btd/17/034/1703407.pdf); Bundesministerium der Finanzen, German government moves forward with package of measures for European banking union, press release of July 9, 2014 (http://www.bundesfinanzministerium.de/Content/EN/Pressemitteilungen/2014/2014-07-09-package-of-measures-for-european-banking-union.html); Bundesministerium der Finanzen, Verordnung zur Änderung der Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung – RStruktFV), Bundesfinanzministerium veröffentlicht Referentenentwurf zur Änderung der Restrukturierungsfonds-Verordnung, press release of March 5, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Referentenentwuerfe/2015-03-05-restrukturierungsfonds-vo.html); Die Beschlüsse des Bundestages am 26. und 27. Januar, publication of January 27, 2012 (http://www.bundestag.de/dokumente/textarchiv/2012/37536609_kw04_angenommen_abgelehnt/index.html); Bundestag, Drittes Gesetz zur Umsetzung eines Maßnahmenpakets zur Stabilisierung des Finanzmarktes, Dokumentations- und Informationssystem für parlamentarische Vorgänge (http://dipbt.bundestag.de/extrakt/ba/WP17/483/48345.html); FMSA Bundesanstalt für Finanzmarktstabilisierung, FMSA nimmt Arbeit als Nationale Abwicklungsbehörde auf, press release of January 2015 (http://www.fmsa.de/de/presse/pressemitteilungen/2015/20150102_pressemitteilung_fmsa.html); FMSA Bundesanstalt für Finanzmarktstabilisierung, Hintergrund FMSA (http://www.fmsa.de/de/presse/hintergrund-fmsa); FMSA Bundesanstalt für Finanzmarktstabilisierung, Stabilisierungsmaßnahmen des SoFFin (http://www.fmsa.de/de/oeffentlichkeit/c_soffin/Berichte/SoFFin-Massnahmen/SoFFin-Massnahmen.html).

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Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of around EUR 52.1 billion following the restructuring of WestLB. As of December 31, 2015, the combined asset portfolios had been reduced to approximately EUR 63 billion.

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank plc, which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion from Hypo Real Estate Holding AG. DEPFA will have to be wound down in accordance with an EU state aid decision of July 18, 2011. As of December 31, 2015, FMS Wertmanagement’s portfolio had been reduced to EUR 94.7 billion.

Sources: Erste Abwicklungsanstalt, Geschäftsbericht 2009/2010 (https://www.aa1.de/presse/geschaeftsberichte/; Landtag NRW, Sitzungsprotokoll 15. Sitzung des Haushalts- und Finanzausschuss, from January 31, 2013 (http://www.landtag.nrw.de/portal/WWW/dokumentenarchiv/Dokument/MMA16-151.pdf); Erste Abwicklungsanstalt, Von den Kredit- und Wertpapierbeständen des Abbauportfolios ist nur knapp ein Viertel übrig, attachment to press release of March 21, 2016 (https://www.aa1.de/presse/21032016-eaa-geschaeftszahlen-2015); FMS Wertmanagement AöR, Geschäftsbericht 2015 (http://www.fms-wm.de/de/downloadcenter-de/investoren/berichte/107-geschaeftsbericht-2015-1); FMS Wertmanagement AöR, FMS Wertmanagement delivers a positive wind-up result again in 2015, press release of April 13, 2016 (http://www.fms-wm.de/en/press/305-fms-wertmanagement-delivers-a-positive-wind-up-result-again-in-2015); Bundesanstalt für Finanzmarktstabilisierung, Gemeinsame Pressemitteilung von FMSA und HRE, press release of May 13, 2014 (http://www.fmsa.de/de/presse/pressemitteilungen/2014/20140513_pressemitteilung_fmsa.html); FMS Wertmanagement, Joint Press Release of FMS-WM and HRE: FMS Wertmanagement closes acquisition of DEPFA Bank plc from HRE, press release of December 19, 2014 (http://www.fms-wm.de/en/press/245-joint-press-release-of-fms-wm-and-hre-fms-wertmanagement-closes-acquisition-of-depfa-bank-plc-from-hre); European Commission, Commission Decision of 18 July 2011 on State Aid C 15/2009 (ex N 196/2009), which Germany implemented and is planning to implement for Hypo Real Estate (http://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32012D0118&qid=1427405202655&from=EN).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, a European Systemic Risk Board (“ESRB”) was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is chaired by the President of the ECB for an initial term of five years.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority (“EBA”);

•	the European Insurance and Occupational Pensions Authority; and

•	the European Securities and Markets Authority.

The three European Supervisory Authorities (“ESAs”) cooperate with the supervisory authorities of the Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

One of the key elements of Europe’s banking union, which was established in the wake of the European sovereign debt crisis, is the Single Supervisory Mechanism (“SSM”) composed of the ECB and the national supervisory authorities of participating Member States. The SSM’s main aims are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. The SSM became operational in November 2014. In its role within the SSM, the ECB directly supervises 129 significant banks and banking groups, which represent approximately 80% of the total assets on the aggregated balance sheets of all credit institutions under its supervision. For the remaining banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

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Another key element of Europe’s banking union is the SRM which was established by a regulation adopted in July 2014 and has become fully operational starting January 1, 2016 with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of a single resolution board (“SRB”), which will have broad powers in cases of bank resolution, and the SRF. The SRB will be responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while since January 1, 2015, national resolution authorities are responsible for all other banks under the BRRD. However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRF will be built up over a period of eight years from 2016 to 2023 to reach a target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating Member States (estimated to be approximately EUR 55 billion in 2014). Banks will have to make annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. In the aggregate, the European Commission estimates that the German banking sector is required to contribute just under EUR 15.5 billion to the SRF by 2023. As of 2016, each participating Member State is providing a national individual credit line to the SRB to back its banks’ contributions to the SRF in the event of possible funding shortfalls following resolution cases of its banks. The maximum aggregate amount of the credit lines of the participating Member States will amount to EUR 55 billion. The repartition key among Member States corresponds to the contributions to the SRF, which will be made by banks in each Member State by 2023.

As a further step to a fully-fledged banking union, in November 2015, the European Commission proposed a European Deposit Insurance Scheme, which would provide a stronger and more uniform degree of insurance cover for all retail depositors in the banking union.

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a package of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. The capital and liquidity reform package, typically referred to as Basel III, will be phased in by 2019. In order to transpose the Basel III agreement into EU law, previous EU capital requirement directives were replaced by the Capital Requirements Regulation (CRR), a regulation establishing prudential requirements, and CRD IV, a directive governing access to deposit-taking activities, both of which entered into force on January 1, 2014 and have since been gradually implemented in the Member States.

Sources: European Commission, Financial Supervision (http://ec.europa.eu/internal_market/finances/committees/index_en.htm); European Commission, Banking Union (http://ec.europa.eu/finance/general-policy/banking-union/index_en.htm ); European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html); European Central Bank, Banking Supervision, Single Supervisory Mechanism (https://www.bankingsupervision.europa.eu/about/thessm/html/index.en.html); European Commission, Single Resolution Mechanism to come into effect for the Banking Union, press release of December 31, 2015 (http://europa.eu/rapid/press-release_IP-15-6397_en.htm); European Banking Authority, Implementing Basel III in Europe: CRD IV Package (http://www.eba.europa.eu/regulation-and-policy/implementing-basel-iii-europe); Deutsche Bundesbank, Service, Schule und Bildung, Schülerbuch Geld und Geldpolitik digital, Das Banken und Finanzsystem (https://www.bundesbank.de/Redaktion/DE/Dossier/Service/schule_und_bildung_kapitel_4.html?notFirst=true&docId=147562#chap); Deutsche Bundesbank, Compromise reached over resolution fund, article dated December 22, 2014 (https://www.bundesbank.de/Redaktion/EN/Topics/2014/2014_12_22_compromise_reached_resolution_fund.html); Council of the European Union, Statement on Banking Union and bridge financing arrangements for the Single Resolution Fund, press release of December 8, 2015(http://www.consilium.europa.eu/en/press/press-releases/2015/12/08-statement-by-28-ministers-on-banking-union-and-bridge-financing-arrangements-to-srf).

Recent Policy Responses to the Global Financial and Economic Crisis. In response to the tensions in the financial markets and the loss of confidence in the financial sector overall in the wake of the global financial and economic crisis, a number of measures were taken at the EU level in recent years to restore confidence in the financial sector and prevent market disruptions. These measures were, or continue to be, mainly directed at preserving adequate capitalization of financial institutions, at enhancing credit support measures to improve bank lending and liquidity in the euro area money market, at safeguarding the flow of credit from financial institutions to the real economy and, most recently, at addressing the risk of a prolonged period of low inflation. A central role was, and continues to be, played by the ECB, which introduced a number of non-standard monetary policy measures, including, among others, asset purchase programs, long-term refinancing operations and measures aimed at increasing collateral availability. These measures are unprecedented in nature, scope and magnitude and aim to safeguard the primary objective of price stability and ensure an appropriate monetary policy transmission mechanism.

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In September 2012, the ECB announced Outright Monetary Transactions in secondary markets for euro-denominated sovereign bonds in the euro area aimed at enabling the ECB to address severe distortions in government bond markets. In June 2014, the ECB announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of targeted longer-term refinancing operations (“TLTROs”). These TLTROs are aimed at improving bank lending to the euro area non-financial private sector (defined as euro area households and non-financial corporations), excluding loans to households for house purchases, for a period of two years. Through its asset purchase program, which currently consists of a covered bond purchase program, an asset-backed securities purchase program, a public sector purchase program (including, among others, debt securities of KfW) and a corporate sector purchase program (with purchases to start towards the end of the second quarter of 2016), the ECB seeks to provide monetary stimulus to the economy in a context where key ECB interest rates are at their lower bound and to further ease monetary and financial conditions, making access to financing cheaper for firms and households. Monthly purchases of public and private sector securities are currently intended to amount to EUR 80 billion. The ECB has announced that it intends to carry out these purchases until at least March 2017 and, in any case, until the ECB sees a sustained adjustment in the path of inflation that is consistent with its aim of achieving inflation rates below, but close to 2% over the medium term. Furthermore, in March 2016, the ECB announced four additional TLTROs with four-year maturities (“TLTROs II”) to be conducted quarterly from June 2016 to March 2017. Counterparties exceeding the lending benchmark will borrow at an interest rate that can be as low as the interest rate on the deposit facility. This means that these counterparties will, in fact, be paid for their lending efforts if they exceed their benchmarks since the interest rate on the deposit facility is currently below zero. Like the previous TLTROs, the TLTROs II intend to promote bank lending to the euro area non-financial private sector and again exclude mortgage loans. Banks will be able to borrow larger amounts through TLTROs II compared to the previous TLTROs.

Sources: European Central Bank, The Eurosystem’s instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html); European Central Bank, Monetary policy decisions (https://www.ecb.europa.eu/mopo/decisions/html/index.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html); European Central Bank, ECB announces further details of the targeted long-term refinancing operations, press release of July 3, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140703_2.en.html).; European Central Bank, Asset purchase programmes (https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html); European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (https://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html); European Central Bank, Monetary policy decisions, press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310.en.html); European Central Bank, ECB adds corporate sector purchase programme (CSPP) to the asset purchase programme (APP) and announces changes to APP, press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_2.en.html); European Central Bank, ECB announces new series of targeted longer-term refinancing operations (TLTRO II), press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_1.en.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing eleven Member States to proceed with the introduction of a financial transaction tax (“FTT”) through “enhanced cooperation.” The eleven countries are Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain. In September and October 2012, the eleven Member States wrote to the European Commission requesting a proposal for enhanced cooperation, specifying that the scope and objective of the FTT be based on that of the 2011 proposal.

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In February 2013, the European Commission presented its “Proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax.” The proposal involves a harmonized minimum 0.1% tax rate for transactions in all types of financial instruments except derivatives (0.01% rate). On May 6, 2014, the Federal Republic and nine other Member States issued a joint statement on the financial transaction tax stating that the tax should be implemented progressively. On January 27, 2015, the Federal Republic and nine other Member States issued a joint statement confirming their willingness to create the conditions necessary to implement the European financial transaction tax. On December 8, 2015, the Federal Republic and nine other Member States issued a joint statement that a first agreement on several core components of the future tax has been reached.

Sources: Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134949.pdf); Bundesministerium der Finanzen, Finanztransaktionsteuer in verstärkter Zusammenarbeit, topical information originating from press release of January 27, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Steuern/Weitere_Steuerthemen/Finanztransaktionsteuer/2014-01-27-ftt-statement.html).

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PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2015, total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,349.9 billion, with tax revenue of EUR 690.9 billion and social contributions of EUR 501.2 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (April 2016), Table 3.4.3.2.

In 2015, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 211.4 billion and EUR 364.3 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (April 2016), Table 3.4.3.16.

Consolidated general government expenditure in 2015, as presented in the national accounts, amounted to a total of EUR 1,328.7 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 469.3 billion), social benefits in kind (EUR 252.3 billion) and employee compensation (EUR 230.7 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 143.7 billion), interest on public debt (EUR 48.5 billion) and gross capital formation (EUR 65.9 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (April 2016), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2015	2014	2013	2012	2011

	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	876.0	845.0	814.6	798.4	772.6
of which: Taxes (2)	690.9	659.6	637.4	619.6	594.5
Expenditure	859.6	840.0	823.8	819.4	813.8
Balance	16.4	5.0	-9.2	-21.0	-41.2
Social security funds
Revenue	579.1	557.4	539.7	539.0	528.6
Expenditure	574.3	554.1	534.3	520.8	513.3
Balance	4.8	3.4	5.3	18.3	15.3
General government
Revenue	1,349.9	1,299.6	1,252.4	1,222.1	1,182.7
Expenditure	1,328.7	1,291.2	1,256.2	1,224.8	1,208.6
Balance	21.2	8.4	-3.8	-2.7	-25.9

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (April 2016), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

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FEDERAL GOVERNMENT ACCOUNTS (1)

	2015	2014	2013	2012	2011

	(EUR in billions)
Revenue	394.0	384.4	369.1	365.0	357.5
of which: Taxes (2)	347.8	336.3	325.7	318.8	309.3
Expenditure	384.0	375.8	376.8	381.2	386.9
Balance	10.0	8.6	-7.7	-16.3	-29.4

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors paid to EU.
Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (April 2016), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2015	2014	2013	2012	2011

	(EUR in billions)
General public services	179.4	184.9	180.4	178.0	180.4
Defense	29.9	29.5	29.9	30.2	28.9
Public order and safety	47.0	45.4	44.1	42.8	41.9
Economic affairs	99.7	96.7	100.3	101.1	99.0
Environmental protection	17.5	17.2	16.2	15.6	15.8
Housing and community amenities	12.0	11.8	11.8	12.2	13.4
Health	218.2	209.7	198.9	188.7	184.1
Recreation, culture and religion	24.6	23.5	22.7	21.7	21.6
Education	129.6	124.9	120.8	117.2	115.4
Social protection	570.9	547.6	531.0	517.4	508.1
Total expenditure	1,328.7	1,291.2	1,256.2	1,224.8	1,208.6

(1)	Definition according to the national accounts.
Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (April 2016), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of general government (central government, state government, local government and social security funds) as defined in ESA 2010. In 2015, Germany’s general government surplus amounted to EUR 21.2 billion, or 0.7% of nominal GDP. The German general government gross debt-to-GDP ratio decreased from 74.7% in 2014 to 71.2% in 2015, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2015 (April 2016), Table 1.10; The European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:12012M/TXT&from=EN); Deutsche Bundesbank, German general government debt down in 2015 by €24 billion to €2.15 trillion – debt ratio down to 71.2%, press release of March 31, 2016 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2016/2016_03_31_schuldenstand.html).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2015	2014	2013	2012	2011

	(% of GDP)
General government deficit (-) / surplus (+)	0.7	0.3	-0.1	-0.1	-1.0
General government gross debt	71.2	74.7	77.2	79.6	78.3

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2015 (April 2016), Table 1.10; Deutsche Bundesbank, German general government debt down in 2015 by €24 billion to €2.15 trillion – debt ratio down to 71.2%, press release of March 31, 2016 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2016/2016_03_31_schuldenstand.html).

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Fiscal Outlook

The April 2016 update of the German stability program forecasts the general government budget to remain close to balance until 2020, the end of the forecasting period. The medium-term objective of a structural deficit not exceeding 0.5% of GDP is expected to be met with a significant safety margin during the entire forecasting period (2016 to 2020).

According to the April 2016 update of the German stability program, Germany’s general government gross debt-to-GDP ratio is projected to be 681/4% in 2016 and to decrease further to around 591/2% by 2020, the end of the forecast horizon. The reference values for the upper limit of the debt ratio according to the 1/20th-rule of the enhanced SGP are expected to be undershot significantly in all years of the forecasting period. However, the debt ratio is expected to continue to be in excess of the EU’s reference value of 60% of nominal GDP until 2019. One reason for the decrease is expected to be the liquidation of parts of the wind-up institutions’ portfolios, which is expected to continue over the coming years. In addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute to the decline in the debt-to-GDP ratio during the forecasting period.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm Aktualisierung 2016 (http://www.bundesfinanzministerium.de/Content/DE/Downloads/Abt_2/Stabilitaetsprogramm-2016.pdf?__blob=publicationFile&v=1).

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2020	2019	2018	2017	2016	2015

	(% of GDP)
Revenue	44 1/2	44 1/2	44 1/2	44 1/2	44 1/2	44.6
Total taxes	23	23	23	23	22 3/4	22.8
Social contributions	17	17	17	16 3/4	16 3/4	16.6
Property income	1/2	1/2	1/2	1/2	1/2	0.8
Other	3 3/4	4	4	4 1/2	4 1/2	4.4
Expenditure	44 1/2	44 1/2	44 1/2	44 1/2	44 1/2	43.9
Compensation of employees and intermediate consumption	12 1/4	12 1/4	12 1/2	12 1/2	12 1/2	12.4
Social payments	24 3/4	24 3/4	24 1/2	24 1/2	24 1/4	23.8
Interest expenditure	1 1/4	1 1/4	1 1/4	1 1/4	1 1/2	1.6
Subsidies	1	1	1	1	1	0.9
Gross fixed capital formation	2 1/4	2 1/4	2 1/4	2 1/4	2 1/4	2.2
Other	1	1	1	1	1	1.0
General government deficit (-) / surplus (+)	0	0	0	0	0	0.7
Federal Government	0	0	– 1/4	0	– 1/4	0.3
Länder governments	0	0	0	0	0	0.1
Municipalities	0	0	1/4	0	0	0.1
Social security funds	0	0	0	0	0	0.2
General government gross debt	59 1/2	61 1/4	63 1/2	65 3/4	68 1/4	71.2

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm Aktualisierung 2016 (http://www.bundesfinanzministerium.de/Content/DE/Downloads/Abt_2/Stabilitaetsprogramm-2016.pdf?__blob=publicationFile&v=1), Tables 12 and 15.

Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

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Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Section 4, Solidaritätszuschlaggesetz (http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz und für Verbraucherschutz, Körperschaftsteuergesetz (http://www.gesetze-im-internet.de/kstg_1977/index.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz, Section 12 (http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz und für Verbraucherschutz, Energiesteuergesetz (http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz und für Verbraucherschutz, Tabaksteuergesetz (http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz, Section 3 (http://www.gesetze-im-internet.de/stromstg/__3.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html).

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The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2015	2014	2013	2012	2011

	(EUR in billions)
Current taxes	690.9	659.6	637.4	619.6	594.5
Taxes on production and imports	326.5	314.0	304.7	300.6	295.1
of which: VAT	211.4	203.1	197.0	194.0	189.9
Current taxes on income and wealth	364.3	345.6	332.7	319.0	299.4
of which: Wage tax	214.6	203.3	193.6	184.4	174.1
Assessed income tax	46.9	43.9	40.7	36.5	32.2
Non-assessed taxes on earnings	27.7	25.6	27.0	29.9	27.6
Corporate tax	21.6	21.6	21.1	18.5	17.6
Capital taxes	6.3	5.5	4.6	4.3	4.2
Tax revenue of general government	697.2	665.1	642.0	623.9	598.8
Taxes of domestic sectors to EU	5.4	4.5	4.3	4.5	4.6
Taxes	702.5	669.5	646.3	628.4	603.4

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (February 2016), Table 3.4.3.16.

Government Participations

The Federal Republic and its various special funds held direct participations in 107 public and private enterprises as of December 31, 2014.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungspolitik/Beteiligungsberichte/beteiligungsbericht-des-bundes-2015.pdf?__blob=publicationFile&v=6), Chapter A.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2014.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Nominal capital of enterprise	Participation of the Federal Republic

	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Hypo Real Estate Holding AG (1)	2,673	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungspolitik/Beteiligungsberichte/beteiligungsbericht-des-bundes-2015.pdf?__blob=publicationFile&v=6), Chapters B, E and K paragraph II.

Direct Debt of the Federal Government

As of December 31, 2015, the Federal Government’s direct debt totaled EUR 1,097.2 billion, compared to EUR 1,115.0 billion as of December 31, 2014.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

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In addition to its own direct debt obligations, the Federal Government and its special funds had outstanding guarantees in an aggregate amount of EUR 465.2 billion as of December 31, 2014. Of this amount, EUR 134.1 billion was outstanding in the form of export credit insurance, which is handled by Euler Hermes Kreditversichtungs-AG on behalf and for the account of the Federal Government. Furthermore, EUR 22.4 billion of the aggregate amount was outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 89.2 billion of the aggregate amount was outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2016 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2016-anl.pdf?__blob=publicationFile&v=5), Overview 4, page 356.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2015 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information – III. Liabilities to International Financial Organizations.”

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TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal amount outstanding as of December 31, 2015

(EUR in millions)
Federal Bonds (Bundesanleihen)	699,405
of which:
– Bonds of the Federal Republic and the Länder (Bund-Länder-Anleihe)	405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	77,000
Five-year Federal Notes (Bundesobligationen)	238,000
Federal Treasury Notes (Bundesschatzanweisungen)	101,000
Federal Savings Notes (Bundesschatzbriefe)	1,305
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	10,887
Federal Treasury Financing Paper (Finanzierungsschätze)	0
German Government Day-Bonds (Tagesanleihe des Bundes)	1,070
Further short term debt (≤ 1 year)	2,227
Borrowers’ note loans (Schuldscheindarlehen)	10,649
of which:
– From residents	10,394
– From non-residents	255
Old debt (1)	4,470
of which:
– Equalization claims	4,150
Repurchased debt	-48,838
Total	1,097,174

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2015 und 31. Dezember 2015, Bundesanzeiger of February 22, 2016.

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DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2015

	(% per annum)			(EUR in millions)
6% Bonds of the Federal Republic of 1986 (II)	6	1986	2016	3,750
5.625% Bonds of the Federal Republic of 1986	5.625	1986	2016	750
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.5% Bonds of the Federal Republic of 2005	3.5	2005	2016	23,000
4% Bonds of the Federal Republic of 2006	4	2006	2016	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	20,000
4.25% Bonds of the Federal Republic of 2007 (I)	4.25	2007	2039	14,000
4.25% Bonds of the Federal Republic of 2007 (II)	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	15,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	20,000
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	24,000
1.50% Bonds of the Federal Republic of 2012	1.50	2012	2022	18,000
2.50% Bonds of the Federal Republic of 2012	2.50	2012	2044	16,000
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	18,000
1.5% Bonds of the Federal Republic of 2013 (II)	1.50	2013	2023	18,000
2% Bonds of the Federal Republic of 2013	2	2013	2023	18,000
1.5% Bonds of the Federal Republic and the Länder of 2013	1.50	2013	2020	405
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	18,000
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	13,000
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	18,000
1% Bonds of the Federal Republic of 2014	1	2014	2024	18,000
0.5% Bonds of the Federal Republic of 2015	0.5	2015	2025	23,000
1% Bonds of the Federal Republic of 2015	1	2015	2025	23,000
Total Federal Bonds				699,405

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

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2. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2015

	(% per annum)			(EUR in millions)
1.50% Inflation-linked Bonds of the Federal Republic of 2006	1.50	2006	2016	15,000
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	16,000
0.75% Inflation-linked Notes of the Federal Republic of 2011	0.75	2011	2018	15,000
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	16,000
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	7,000
0.50% Inflation-linked Bonds of the Federal Republic of 2015	0.50	2015	2026	5,000
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2046	3,000
Total Inflation-linked Securities				77,000

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. FIVE-YEAR FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2015

	(% per annum)			(EUR in millions)
2.00% Bonds of 2011-Series 159	2.0	2011	2016	16,000
2.75% Bonds of 2011-Series 160	2.75	2011	2016	18,000
1.25% Bonds of 2011-Series 161	1.25	2011	2016	16,000
0.75% Bonds of 2012-Series 162	0.75	2012	2017	16,000
0.50% Bonds of 2012-Series 163	0.50	2012	2017	18,000
0.50% Bonds of 2012-Series 164	0.50	2012	2017	16,000
0.50% Bonds of 2013-Series 165	0.50	2013	2018	17,000
0.25% Bonds of 2013-Series 166	0.25	2013	2018	17,000
1.00% Bonds of 2013-Series 167	1.0	2013	2018	17,000
1.00% Bonds of 2014-Series 168	1.0	2014	2019	16,000
0.50% Bonds of 2014-Series 169	0.50	2014	2019	16,000
0.25% Bonds of 2014-Series 170	0.25	2014	2019	16,000
0.00% Bonds of 2015-Series 171	0.00	2015	2020	20,000
0.25% Bonds of 2015-Series 172	0.25	2015	2020	19,000
Total Five-Year Federal Notes				238,000

(1)	Five-Year Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

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4. FEDERAL TREASURY NOTES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2015

	(% per annum)			(EUR in millions)
0.25% Notes of 2014	0.25	2014	2016	13,000
0.25% Notes of 2014 (II)	0.25	2014	2016	13,000
0.00% Notes of 2014	0.00	2014	2016	13,000
0.00% Notes of 2014 (II)	0.00	2014	2016	14,000
0.00% Notes of 2015	0.00	2015	2017	14,000
0.00% Notes of 2015 (II)	0.00	2015	2017	13,000
0.00% Notes of 2015 (III)	0.00	2015	2017	13,000
0.00% Notes of 2015 (IV)	0.00	2015	2017	8,000
Total Federal Treasury Notes				101,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

5. FEDERAL SAVINGS NOTES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2015

	(% per annum)			(EUR in millions)
Federal Savings Notes	0.0001% to 4.5%	2008 to 2012	2015 to 2019	1,305

6. TREASURY DISCOUNT PAPER (2)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2015

	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.09% to 0.18%	2015	2016	18,500

7. GERMAN GOVERNMENT DAY-BONDS

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2015

	(% per annum)			(EUR in millions)
German Government Day-Bonds	variable, tied to EONIA	2008 to 2012	unlimited	1,070

8. BORROWERS’ NOTE LOANS (4)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2015

	(% per annum)			(EUR in millions)
Borrowers’ note loans
(Schuldscheindarlehen)	0.12% to 7.75%	1954 to 2014	2016 to 2037	10,649

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9. FURTHER SHORT-TERM DEBT (<1 YEAR)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2015

	(% per annum)			(EUR in millions)
Further short-term debt (≤ 1 year)	money market rates	2015	2016	2,227

(1)	Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.
(2)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity. The principal amount outstanding as of December 31, 2015 includes EUR 7,650 million of Treasury Discount Papers issued as money market instruments.
(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.
(4)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

10. OTHER LIABILITIES

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2015

	(% per annum)			(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	12,484
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland, published on February 22, 2016 (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

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II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Principal amount outstanding as of December 31,

Purpose of Guarantees	2014	2013

	(EUR in millions)
Export finance loans (including rescheduled loans)(2)	134,145	129,125
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	44,796	41,735
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of Agriculture, fishing and housing construction	97,633	99,623
Contributions to international financing institutions	56,848	56,237
Co-financing of bilateral projects of German financial co-operation	9,738	6,399
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	8,000	8,000
Total guarantees pursuant to the 2010 German Budget Act	352,170	342,128
Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400
Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	89,229	84,171
Total guarantees	463,799	448,699

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW.
(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Aktiengesellschaft (“HERMES”), the official German export credit insurer.

Source: Bundesministerium der Finanzen, Finanzbericht 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2016-anl.pdf?__blob=publicationFile&v=4), Overview 4, page 356.

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III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions are in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0,888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The SDR was established by an amendment to the Articles of Agreement of the IMF in July 1969. From July 1, 1974 to June 1978 the exchange rate between world currencies and the SDR was determined on the basis of a basket of 18 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From July 1978 to December 31, 1980, the exchange rate was determined on the basis of a basket of 15 currencies. From 1981 to 2000, the basket was further reduced to the five key currencies, including the U.S. dollar. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. During the last review in November 2015, it was decided that from October 2016 onwards the Chinese currency renminbi will be part of the SDR basket. With effect from October 1, 2016, the SDR basket consists of five currencies with the following weights: U.S. dollar (42%), euro (31%), Chinese renminbi (11%), Japanese yen (8%) and pound sterling (8%).

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC TO INTERNATIONAL FINANCIAL ORGANIZATIONS AS OF END OF DECEMBER, 2015

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in

	(USD in millions)
IMF (2)	20,183.9	20,183.9
International Bank for Reconstruction and Development (IBRD) (3)	11,650.2	717.9
International Development Association (IDA) (3)(4)	25,510.0	21,892.3
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)	42,671.6	3,806
African Development Bank (AfDB) (3)	3,681.1	217.9
African Development Fund (AfDF) (3)	3,734.7	3,547.3
Asian Development Bank (AsDB) (3)	6,368.5	318.5
Asian Development Fund (AsDF) (3)	1,862.0	1,751.0
Inter-American Development Bank (IDB) (3)	2,975.5	108.0
Inter-American Investment Corporation (IIC) (3)	13.3	13.3
Fund for Special Operations (FSO) (3)	241.3	241.3
International Fund for Agricultural Development (IFAD) (3)	536.3	479.4
Caribbean Development Bank (CDB) (3)	106.6	23.5
Special Development Fund of the Caribbean Development Bank (SDF) (3)	101.2	93.2
European Bank for Reconstruction and Development (EBRD) (3)(5)	2,783.8	580.2
Council of Europe Development Bank (CEB) (3)(5)	997.0	110.7

(1)	Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.38573.
(2)	Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.
(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.
(4)	Source: IFC and IDA: Worldbank Corporate Secretariat, February 2016.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2015 of EUR 1 per USD 1.0887.

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EXHIBIT (e)

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Consent of Independent Auditor

To the Board of Managing Directors
Landwirtschaftliche Rentenbank:

We consent to the incorporation by reference in the registration statement (No. 333-192812) under Schedule B of Landwirtschaftliche Rentenbank of our reports dated March 17, 2016, with respect to:

•	the consolidated financial statements, comprising the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements, together with the combined management report of Landwirtschaftliche Rentenbank as of and for the year ended December 31, 2015 prepared in accordance with International Financial Reporting Standards as adopted by the European Union and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB (Handelsgesetzbuch or German Commercial Code), and

•	the unconsolidated financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system and the combined management report of Landwirtschaftliche Rentenbank as of and for the year ended December 31, 2015 prepared in accordance with the German commercial law and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank (Gesetz über die Landwirtschaftliche Rentenbank),

which reports appear in Exhibit (d) to Landwirtschaftliche Rentenbank Annual Report on Form 18-K for the year ended December 31, 2015.

KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt/Main, May 9, 2016.

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EXHIBIT (f)

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Consent of the Federal Republic of Germany

On behalf of the Federal Republic of Germany, I hereby consent to the making of the statements with respect to the Federal Republic of Germany included in the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2015, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-192812) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America.

May 9, 2016

Federal Republic of Germany

By:	/s/ Volker Schlechtriemen
Volker Schlechtriemen Regierungsdirektor (Senior Government Official)